


BB&T

Best Bank In Town
Since 1872

2009 Annual Review

CORPORATE PROFILE

Founded in 1872, BB&T Corporation ("BB&T" or "the Corporation") continues to build on a strong foundation of excellence.

Headquartered in Winston-Salem, North Carolina, BB&T has consolidated assets at December 31, 2009, totaling $166 billion and ranks as the 10th largest banking organization in the United States. As of December 31, 2009, BB&T operated 1,857 branch offices in 13 states and Washington, D.C.

BB&T is a values-driven, profitable growth organization. During the 1990s and the first part of this decade, BB&T's growth came largely from mergers because the economics of combinations were compelling. More recently, the corporation's focus has been on organic growth and strategic acquisitions like the FDIC-assisted acquisition of Colonial Bank.

While growth is important, BB&T's most important objective is to create a Perfect Client Experience for each of its clients so that BB&T offers the best value proposition in the market. The corporation's over-arching purpose is to achieve its vision and mission, consistent with BB&T's values, with the ultimate goal of maximizing shareholder returns.

Today, BB&T's largest subsidiary, Branch Banking and Trust Company, and the corporation's other subsidiaries, offer a wide range of lending and deposit services to businesses and individuals. BB&T's subsidiaries also provide trust and investment advisory services, wealth management, retail and wholesale insurance services, investment services and capital markets services, commercial finance, factoring, treasury services, asset management, international services, payment solutions, supply chain management, merchant services and bankcard services.

BB&T's current organization was formed by a merger-of-equals in 1995 between the former BB&T Financial Corporation and Southern National Corporation.

BB&T operates through a community banking structure that is the foundation for local decision-making and provides the basis for client service that is reliable, responsive, empathetic and competent. For 138 years, through all economic cycles, BB&T has never lost sight of its goal of being the "Best Bank in Town."

ABOUT THE COVER:

"Through the Storm"
by Bryan Larsen

Quent Cordair Fine Art
www.cordair.com
1-866-267-3247

TABLE OF CONTENTS

ANNUAL MEETING

The 2010 annual meeting of shareholders will be held on Tuesday, April 27, at 11 a.m. Eastern Daylight Time, at Embassy Suites, 460 North Cherry Street, Winston-Salem, North Carolina.

ABOUT THE REVIEW

The BB&T Corporation 2009 Annual Review is presented in a summary format to provide information regarding the performance of BB&T in a manner that is meaningful and useful to the widest range of readers. The audited consolidated financial statements of BB&T Corporation and Subsidiaries and other more detailed analytical information regarding the Corporation are contained in the BB&T Corporation 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

This 2009 Annual Review contains performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). BB&T's management uses these "non-GAAP" measures in their analysis of the corporation's performance. BB&T's management uses these measures to evaluate the underlying performance and efficiency of its operations. It believes that these non-GAAP measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods as well as demonstrating the effects of significant gains and charges in the current period. The Company believes that a meaningful analysis of its financial performance requires an understanding of the factors underlying that performance. BB&T's management believes that investors may use these non-GAAP financial measures to analyze financial performance without the impact of unusual items that may obscure trends in the Company's underlying performance. These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

FORWARD-LOOKING STATEMENTS

This BB&T Corporation 2009 Annual Review contains certain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements may address issues that involve significant risks and uncertainties. Although we believe that the expectations reflected in this discussion are reasonable, actual results may be materially different. Please refer to BB&T's Annual Report on Form 10-K for the year ended December 31, 2009, for a more thorough description of the types of risks and uncertainties that may affect management's forward-looking statements.

	2009	2008
PERFORMANCE RATIOS		
Return on average assets	**.56 %**	1.12 %
Return on average common shareholders' equity	**4.93**	11.44
Net interest margin	**3.66**	3.58
Fee income ratio	**44.2**	42.5
Fee income ratio – adjusted[1]	**42.8**	40.7
Efficiency ratio	**55.4**	52.0
Efficiency ratio – adjusted[1]	**50.4**	50.9
CAPITAL RATIOS		
Tier 1 risk-based capital ratio	**11.5 %**	12.3 %
Total risk-based capital ratio	**15.8**	17.4
Tier 1 leverage capital ratio	**8.5**	9.9
Tangible common equity as a percentage of tangible assets[2]	**6.2**	5.3
Tier 1 common equity to risk-weighted assets[2]	**8.5**	7.1
MISCELLANEOUS INFORMATION		
Common shares outstanding (in thousands)	**689,750**	559,248
Basic weighted average shares outstanding (in thousands)	**629,583**	548,847
Diluted weighted average shares outstanding (in thousands)	**635,619**	552,498
Full-time equivalent employees	**32,394**	29,633
Banking offices	**1,857**	1,511
ATMs	**2,541**	2,195

[1] Excludes securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges and revaluations, unusual gains from extinguishments of debt, the sale of a payroll processing business, and the sale of BB&T's ownership interest in Visa; unusual costs associated with a special FDIC assessment, a contingency reserve and adjustments related to leveraged lease settlements.

[2] Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the Supervisory Capital Assessment Program to calculate these ratios.

SUPERIOR EARNINGS POWER RETURNS

PRE-TAX PRE-PROVISION RETURN ON ASSETS[3]


2.8 %
2.6
2.4
2.2
2.0
1.8
1.6
2.38%
1.93%
BBT
Peers
'05
'06
'07
'08
'09

[3] Pre-tax, pre-provision earnings / average assets. This is a Non-GAAP measure. Refer to page 6 for GAAP equivalent.
Peers include CMA, COF, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB and ZION

	2009	2008
PERFORMANCE RATIOS		
Return on average assets	.56 %	1.12 %
Return on average common shareholders' equity	4.93	11.44
Net interest margin	3.66	3.58
Fee income ratio	44.2	42.5
Fee income ratio – adjusted[1]	42.8	40.7
Efficiency ratio	55.4	52.0
Efficiency ratio – adjusted[1]	50.4	50.9
CAPITAL RATIOS		
Tier 1 risk-based capital ratio	11.5 %	12.3 %
Total risk-based capital ratio	15.8	17.4
Tier 1 leverage capital ratio	8.5	9.9
Tangible common equity as a percentage of tangible assets[2]	6.2	5.3
Tier 1 common equity to risk-weighted assets[2]	8.5	7.1
MISCELLANEOUS INFORMATION		
Common shares outstanding (in thousands)	689,750	559,248
Basic weighted average shares outstanding (in thousands)	629,583	548,847
Diluted weighted average shares outstanding (in thousands)	635,619	552,498
Full-time equivalent employees	32,394	29,633
Banking offices	1,857	1,511
ATMs	2,541	2,195

[1] Excludes securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges and revaluations, unusual gains from extinguishments of debt, the sale of a payroll processing business, and the sale of BB&T's ownership interest in Visa; unusual costs associated with a special FDIC assessment, a contingency reserve and adjustments related to leveraged lease settlements.

[2] Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the Supervisory Capital Assessment Program to calculate these ratios.

SUPERIOR EARNINGS POWER RETURNS

PRE-TAX PRE-PROVISION RETURN ON ASSETS[3]


2.8 %
2.6
2.4
2.2
2.0
1.8
1.6
2.38%
1.93%
BBT
Peers
'05
'06
'07
'08
'09

[3] Pre-tax, pre-provision earnings / average assets. This is a Non-GAAP measure. Refer to page 6 for GAAP equivalent. Peers include CMA, COF, FITB, HBAN, KEY, MI, MTB, PNC, RF, STI, USB and ZION

To Our Shareholders:

In another extraordinarily difficult year for the banking industry, BB&T remained strong and profitable because we stayed true to our deeply rooted vision, mission and values. Your company stood out as a safe and secure haven when other financial institutions stumbled and even failed. Just as BB&T was the only bank in the Carolinas to keep its doors open during the Great Depression of the 1930s, we have been one of three regional banks in the nation to remain profitable during the "Great Recession" of the past two years.

We are proud of our accomplishments this year. Among our most important, your company:

- Became one of three large regional banks to pass the federal government's "stress test" for capital strength, and among the first group of financial institutions to exit the government's Troubled Asset Relief Program.
- Completed the FDIC-assisted acquisition of Colonial Bank, the largest in our history, in a deal that protects us from Colonial's problem assets while significantly expanding BB&T's presence in Florida, Alabama and Georgia – and giving us an important stake in the huge Texas market.
- Won recognition by our clients for superior service despite the challenging market, as evidenced by independent surveys measuring our mortgage sales and servicing, mobile banking, wealth management, service to small businesses and middle market companies, and more.
- Touched the lives of 1.6 million people through the BB&T Lighthouse Project.
- Contributed to the U.S. economy by extending more than $75 billion in loans, including a significant portion to small businesses and middle market companies; restructured $3 billion in mortgage loans to help homeowners keep their homes; and employed more than 32,000 people.

While these are important achievements, this is no time for complacency. The banking industry, as well as the national and global economies, are not out of the woods yet. We still face risks and challenges. While BB&T has fared better than our peers in the amount of problem assets because of our disciplined lending standards, we must stay vigilant because the real estate markets are still under stress. Our clients are understandably wary of new investment and new loans with so many Americans still out of work and so much uncertainty coming out of Washington. They also are justifiably skeptical after watching so many financial institutions falter or, worse, abuse their trust. As a result, even though we are ready and eager to lend, would-be borrowers are holding back.

We also face increased regulation from Washington that will hamper the competitiveness of U.S. banks in a global marketplace. Despite the political rhetoric blaming the banking industry for both causing the financial crisis and now impeding economic recovery, the truth is most traditional U.S. banks have been working very hard to do our primary job – lending to help businesses grow and create jobs in the communities they serve. BB&T and other healthy banks have paid back government-assistance funds, with a good return for taxpayers. While some banks did contribute to the crisis by offering risky exotic loans and investments, the government also shares the blame with ill-considered policies encouraging risky unsustainable mortgages. Even though BB&T did not participate in the riskiest subprime mortgages and other investments, and would likely benefit from Washington's push to limit the size and activities of large banks because we avoid esoteric practices such as owning hedge funds, the answer is not to have politicians dictate what products are offered by private financial institutions. The better answer is to require banks to have the capital cushions needed to protect their clients. At BB&T, we want the free market to decide who survives and who fails.



Despite the numerous challenges facing the industry and BB&T, I have never been more optimistic about the long-term future of your company. Unlike many of our competitors, we have the underlying financial strength and profitability to meet our clients' needs as the economy stabilizes and ultimately begins expanding again. We already are benefiting from a "flight to quality" in attracting deposits, purchasing assets and winning clients from weakened and distracted competitors. Revenue from our insurance, mortgage banking and other businesses produced record results in 2009 and we are well-positioned to expand our corporate banking services.

The lighthouse on the cover of this report is a meaningful symbol for BB&T. Since our founding in 1872, we have managed conservatively and been careful stewards of our clients' trust. We have been a beacon guiding clients to safe harbor in turbulent times such as the last two years. In 2009, our Lighthouse Project focused on helping our communities that also are struggling economically; BB&T employees donated 53,000 volunteer hours to more than 1,000 community service projects. In 2010 and beyond, we believe the BB&T lighthouse also will become another kind of beacon – one illuminating financial strategies to help our clients meet their financial goals during today's uncertain times, and during the better times ahead. For our country and for BB&T, I firmly believe our best days are ahead.

Kelly S. King
Chairman and
Chief Executive Officer

OUR 2009 RESULTS

Despite a challenging operating environment for financial institutions, BB&T's results showed very positive trends in 2009, including strong growth in deposits and mortgage banking, insurance and other non-interest income. While our bottom-line results reflect continued recessionary pressures, including slower loan growth and higher credit costs, we are encouraged by a significantly slower growth rate in nonperforming assets and more stability in many of our lending portfolios as the year came to a close. We continue to substantially outperform our peers, demonstrate consistent underlying earnings power and are seeing meaningful benefits from our FDIC-assisted acquisition of Colonial Bank.

Net income for the year totaled $877 million, or $1.15 per diluted share, reflecting decreases of 42.6% and 57.6%, respectively. In this environment, the most important driver of performance is credit quality. For the second year, increases in the provision for credit losses were the biggest cause for our lower earnings. Nonperforming loans, as a percentage of total loans, were 2.56% at December 31, 2009, compared to 1.43% a year earlier. Net charge-offs increased to 1.74% of average loans and leases for 2009, up from .89% the previous year. Even with these higher levels of nonperforming assets and charge-offs, BB&T still leads our peer group with the lowest levels of nonperforming loans and superior overall credit quality. The largest concentration of our problem loans continues to be residential properties in Atlanta, Florida and metro Washington, D.C., where prices fell sharply from highly inflated levels, as well as modest deterioration in the coastal areas of the Carolinas.

We are encouraged by signs of stabilization, particularly in BB&T's consumer loan portfolios. We also are pleased with a reduction in the rate of increase in nonperforming assets for each quarter of 2009. Despite industry concern about problem commercial real estate loans, we have not seen evidence of major deterioration, with a modest increase in gross charge-offs from 1.0% to 1.2% in the fourth quarter. In addition, we are diversifying our loan portfolio to decrease our exposure to real estate while focusing more attention on commercial and industrial loans over the next few years. In the fourth quarter of 2009, our commercial and industrial portfolio increased by 11.5% on an annualized basis, while we continued to work through our homebuilder portfolio, reducing our exposure to this stressed portfolio by $2.2 billion, or 28%, to $5.8 billion, during 2009. The growth in commercial and industrial lending reflects our success in attracting companies that moved their business to BB&T in a "flight to quality" because they view BB&T as better equipped to meet their financing needs.

BB&T's strong balance sheet also contributed to our record net revenues in 2009 as depositors sought safety and security. Average client deposits, including balances acquired from Colonial, increased by 28.8% to $105.4 billion for the fourth quarter of 2009, compared to a year earlier; without Colonial, client deposits were up a still-strong 7.1%. Our deposit growth during the year reflects continued improvement in deposit mix in the fourth quarter, with more of our growth coming in lower-cost deposits. In addition, deposit costs have continued to decrease while balances have continued to grow.

INDUSTRY LEADING RETURNS

SUPERIOR RETURN ON AVERAGE ASSETS


2.0 %
1.6
1.2
.8
.4
0
-.4
-.8
-1.2
.56%
-.92%
BBT
Peers
'05
'06
'07
'08
'09

SUPERIOR RETURN ON AVERAGE COMMON EQUITY


20.0 %
15.0
10.0
5.0
0
-5.0
-10.0
-15.0
4.9%
-11.5%
BBT
Peers
'05
'06
'07
'08
'09

Average loans and leases increased by 7.3% compared to 2008, including loans acquired from Colonial. Excluding Colonial, average loan growth was up 2.6% from 2008. Our loan growth compares very favorably with the industry, where average loan balances are generally down. Banks have been criticized for reluctance to make loans due to concerns about credit quality, but the main reason for sluggish loan growth is soft demand from borrowers still anxious about an uncertain economy. I assure you that BB&T remains eager to make every good loan we can find.

Net interest income totaled $4.8 billion for 2009, up 14.3% from a year earlier. Our net interest margin – basically the difference between the interest received on loans and investments and the interest paid on deposits and other funding, expressed as a percentage of average earning assets – improved to 3.66% from 3.58% in 2008. Importantly, in the fourth quarter of 2009, our margin improved to 3.80%, the strongest level in years.

Revenue from BB&T's fee income-producing businesses, which represent 42.8% of total revenue, increased during 2009 by 23.1% to $3.9 billion, underscoring the benefit of our diversified businesses. The biggest contributor was BB&T's insurance operations, which exceeded $1 billion in noninterest income for the first time, and mortgage banking operations, which produced a 139% jump in income from record production revenue and increased servicing income from a larger servicing portfolio. Checkcard, wealth management and other non-deposit fees and commissions also contributed to this growth.

For 2009, BB&T's return on average assets was .56% while the return on common shareholders' equity was 4.93%. While these ratios are significantly lower than we experience in a "normalized" credit environment, they do reflect positive earnings. An average of our peers' performance reflects a return on average assets of -.92% and a return on average common shareholders' equity of -11.5%.

Finally, we are encouraged by what we regard as one of the most important measures of our normalized earnings power: pre-tax pre-provision income. During a credit cycle, all financial institutions experience heightened credit costs. Pre-tax pre-provision income reflects the underlying earnings power of a company. This measure increased 5.9% to $3.7 billion in 2009 from a year earlier, which we consider a very positive number in a difficult environment. While our results are certainly lower than BB&T's historical numbers – and we are never satisfied with lower results – they are among the strongest results in the financial services industry.

FLIGHT TO QUALITY AND COLONIAL ACQUISITION DRIVE LOAN AND DEPOSIT GROWTH

AVERAGE LOANS


$108
106
104
102
100
98
96
94
92
90
($ billion)
8.9% Growth
$97.2
$99.7
$99.6
$103.3
$105.9
4Q08
1Q09
2Q09
3Q09
4Q09

AVERAGE DEPOSITS


$120
110
100
90
80
($ billion)
23.5% Growth
$92.0
$93.9
$94.4
$107.3
$113.6
4Q08
1Q09
2Q09
3Q09
4Q09


"It's great when a bank helps you reach your goals.
BB&T cares about my passion for providing
mental health services in our communities."

Faye Bordeaux, LCSW, Chief Executive Officer, Cambridge Behavioral Health Services, PLLC, Greenville, N.C.

With a mission of serving individuals with emotional and behavioral challenges, Faye and Frankie Bordeaux dreamed of opening a behavioral health practice and needed a strong financial institution to finance the building purchase. BB&T responded with a loan for the new facility, and have since financed the construction of two more facilities. Today, the Bordeauxes have a multi-million-dollar practice in two locations, offering counseling, medication management, case management and other services. BB&T's consultative approach has yielded a long-lasting relationship, now managed by Business Services Officer Tommy Price. The relationship includes providing deposit accounts, employee benefit plans, wealth management, cash management and merchant and payroll services. "Because BB&T is our one-stop shop for banking, we can focus our energy on helping patients and building our practice," says Chief Operating Officer Frankie Bordeaux.

LEFT TO RIGHT: Faye Bordeaux, Cambridge Behavioral Health Services, LCSW, Chief Executive Officer; Dennis Alexander, BB&T Senior Vice President/City Executive; Tommy Price, BB&T Vice President/Business Services Officer; Frankie Bordeaux, Cambridge Behavioral Health Services, Chief Operating Officer

OUR STOCK PERFORMANCE

The bottom line in BB&T's mission is to optimize the long-term return to our shareholders, while providing a safe and sound investment.

As investors know too well, the last decade has been a difficult period for stock prices. In fact, the last 10 years is the first time since the 1930s when there was a negative return on stocks. But in this very volatile environment for stock prices, particularly shares of financial services companies, your company has been a hallmark of steady performance. While our 10-year performance certainly is not as good as we would like, BB&T did post a modest gain while the banking industry and the S&P both suffered declines. For the periods ended December 31, 2009, we outperformed an average of our peers over the last 1, 2, 3, 5, 7, 10, 15 and 20 years. Even considering the erosion of stock prices that began in 2007, a $100 investment in BB&T shares in 1995 was worth $315 on December 31, 2009 – significantly better than the S&P 500.

Dividends also are very important to our shareholders, and a very important responsibility for BB&T. Your company has paid a cash dividend every year since 1903. By far the most difficult decision for me in 2009 – and the worst day in my 37-year banking career – was having to reduce BB&T's annual dividend to $.60 per share. I believe it was a prudent and necessary decision to help us maintain a strong capital position throughout this economic downturn, and, considering our levels of earnings in recent quarters, the reduction was required by banking regulations. I also believe the dividend reduction is a temporary measure. I know how much many of our shareholders depend on our dividends. I promise you that I and our leadership team are working as hard as we possibly can to improve earnings. When economic conditions improve and our earnings levels permit an increase in the dividend, we are committed to increasing the dividend to an appropriate level. We continue to target a 40% to 60% payout of our earnings to our shareholders. For example, in the fourth quarter of 2009, we earned $.27 per share and paid out $.15 per share, or a 56% payout. Finally, like our stock price, our current dividend still compares very favorably with our peers. We were the last large bank to reduce our dividend, and we continue to pay a premium compared to other large banks and all but one of our peers. While it was a painful decision in the short term, I believe it will prove to be in the best interest of our shareholders and the company over the long term.

DIVIDEND YIELD
AS OF DECEMBER 31, 2009


4.0
3.0
2.0
1.0
0.0
2.36%
MTB
BBT
HBAN
USB
PNC
RF
WFC
MI
KEY
CMA
COF
FITB
ZION
BAC
STI

OUR CAPITAL STRENGTH

In the midst of the nation's most severe financial crisis since the 1930s, BB&T demonstrated that its capital levels are among the strongest in the industry. Capital, a key measure of a bank's financial health, is the margin by which creditors are covered if the bank's assets are liquidated. In the fourth quarter of 2008, the federal government's concern about bank failures prompted the Treasury Department and banking regulators to strongly encourage even well-capitalized institutions such as BB&T to accept government investment to increase capital levels as part of its Troubled Asset Relief Program, or TARP.

As I said in last year's report, we were determined to exit TARP as soon as possible because the accompanying excessive government regulations are inconsistent with our free-market principles and harmful to shareholders. I am pleased to report that your company was among the first financial institutions in the country to meet the government's standards to exit the program. In May, BB&T exceeded the government's minimum "stress test" requirements under a "more adverse" economic scenario that projected a prolonged and deepening recession – assumptions more severe than BB&T's estimates. The test, conducted by federal regulatory officials using rigorous forward-looking criteria, showed that BB&T surpassed minimum requirements for regulatory and tangible capital. In the year since the stress test, BB&T has outperformed the government's projections for earnings by $576 million and outperformed expectations for losses by $2.4 billion.

In June, BB&T received regulatory approval and bought back the preferred stock it sold to the U.S. Treasury in November 2008. In addition to $3.1 billion to repurchase the stock, BB&T paid the government a total of $92.7 million in dividend payments and paid $67 million to repurchase the warrant from the government – amounting to an 8.4% rate of return, an excellent investment for the American taxpayer. At the same time, BB&T has remained committed to helping meet the TARP's original spirit of thawing frozen credit markets. As we proudly proclaim with the "Still Strong, Still Lending" banners in front of our branches, we continue to actively pursue and make every good loan we can find. Our loan originations exceeded $75 billion in 2009.

At December 31, 2009, our Tier 1 risk-based capital ratio and total risk-based capital ratio were 11.5% and 15.8%, respectively, compared with 11.1% and 15.6%, respectively, at September 30, 2009. Our Tier 1 common ratio, a measure of tangible capital, was 8.5% at December 31, 2009, ranking second in our peer group. These ratios all remain well above regulatory standards for well-capitalized banks.

Our strong capital position both bolsters your company during the current credit cycle and gives us the flexibility to take advantage of opportunities as we emerge from the economic downturn.

SUPERIOR CAPITAL LEVELS VS. PEERS[1]

TIER 1 COMMON EQUITY RATIO


10.0%
8.0
6.0
4.0
8.5%
7.4%
BBT
Peers
'04
'05
'06
'07
'08
'09

TOTAL CAPITAL RATIO


20.9%
17.7
14.4
11.2
8.0
15.8%
15.4%
BBT
Peers
'04
'05
'06
'07
'08
'09

The 2009 decrease in total capital reflects BB&T's repayment of TARP.

[1] These are Non-GAAP measures. Refer to page 1 for discussion.

To build on their 100-year history in the construction industry, the Murphy family was eager to consolidate their corporate investment, debt and treasury management requirements. The family also valued their 14-year relationship and accounts with Colonial Bank. When BB&T purchased Colonial's Florida operations, BB&T City Executive Robert Bowlby and Business Deposits Officer Lina Macki, who had long handled the family's corporate accounts at Colonial, quickly offered a solution that met the family's needs and preserved the relationship. With its solid capital base, BB&T offered a secure place for the multi-million-dollar cash-investment balance of the family's company, Coastal Construction, along with business loans and financing that were previously managed by Colonial. The builder also turned to BB&T for treasury management tools that now help Coastal efficiently handle thousands of transactions, including checks, wires, investments and payments, on a secure and timely basis. Among Coastal's many projects is this expansion and renovation of Miami's Southside Elementary Museums Magnet School.

"As a family-owned business, reliability and personal attention are essential qualities. We trust the people at BB&T. They treat us the way we treat our own customers."

Tom Murphy, Jr., Chairman and CEO, Coastal Construction Company, Miami, Fla.

LEFT TO RIGHT: Michael S. Goldberg, BB&T Vice President/Sales and Service Leader; Maria A. Paulsen, BB&T Vice President/Financial Center Leader; Sean M. Murphy, Coastal Construction Company, Executive Vice President; Lina Macki, BB&T Vice President/Business Deposits Officer; Tom C. Murphy, Coastal Construction Company, Executive Vice President; Robert Bowlby, BB&T City Executive; Tom Murphy Jr., Coastal Construction Company, Chairman & CEO

OUR COLONIAL BANK ACQUISITION

Our acquisition of Colonial Bank in August 2009 was a strategically compelling and financially attractive transaction that has exceeded all of our rigorous criteria for acquisitions. The transaction has four key benefits:

Expands and enhances BB&T's franchise in key markets

BB&T's goal is to be in the top five in deposit market share in all of our markets. The transaction propelled us to No. 5 in Florida (from No. 11) and opened new markets in the burgeoning South Florida communities. We moved up dramatically in Alabama to No. 4 (from No. 55) and are well-positioned to benefit from market turmoil caused by several bank failures and takeovers in that state. We bolstered our No. 5 ranking in Georgia, with notable gains in Atlanta and Columbus.

The acquisition also gave us a foothold in the important Texas market, with its huge population (24.8 million in Texas versus 18.5 million in Florida and 9.4 million in North Carolina) and diverse economy. Our 22 financial centers in the Dallas and Austin markets – while representing a small share of the market – complement our existing commercial insurance and mortgage businesses in Texas. We are committed to expanding our presence in the state over time.

Though larger size is not a goal of our acquisitions, it is worth noting that the Colonial transaction is the largest acquisition in BB&T's 138-year history and makes us the nation's 10th largest financial holding company by deposits. The Colonial acquisition also was ranked No. 3 in *Time* magazine's top 10 business deals of 2009.

Protects BB&T from losses from substantially all acquired loans and securities

BB&T emerged as a top candidate to take over Colonial, the largest of 140 U.S. bank failures in 2009, because of our ongoing strength during the financial crisis. Under an agreement with the Federal Deposit Insurance Corporation, BB&T assumed all of Colonial's $19.2 billion in deposit accounts, but did not acquire any of the assets or assume any obligations from Colonial's holding company. BB&T purchased $19.6 billion of assets, with essentially all either covered by FDIC loss-sharing protection or risk-free assets like cash. The FDIC will cover 80% of losses and share some of our upside if losses are less than $5 billion, and assumes 95% of losses above $5 billion. BB&T's responsibility for the 20% of the first $5 billion has already been recorded. If the entire covered portfolio were charged off, BB&T's maximum exposure would be less than $500 million before taxes. One of our most important requirements for acquisitions in this credit environment is to protect our balance sheet from additional credit risk. The Colonial deal meets that goal very well.


Headquarters
BB&T
Colonial





"BB&T's stability, culture and community banking approach resonated with our values. Working with their bankers has made our lives easier."

Dr. Marc Bendickson, Dynetics Inc., Chairman & CEO, Huntsville, Ala.

A leader in engineering, scientific and information technology for the U.S. government and other business sectors, Dynetics was on the verge of closing its deposit account with the failing Colonial Bank. After BB&T announced its acquisition of Colonial's banking operations, Alabama State President Dontá L. Wilson and Commercial Lending Officer Herman Stubbs swiftly arranged to meet with company leaders to rescue the relationship. Wilson and Stubbs personally assured Dynetics of BB&T's strength, commitment to helping clients and knowledge of government contracts and services. As a result, Dynetics chose to continue its services and immediately moved a money-market account worth several million dollars to BB&T from a competing bank. The key reasons for the decision: BB&T's long tradition of conservative management, ability to offer a seamless transition and attractive services including wealth management and insurance. "We were impressed with BB&T and its strong state leadership, and felt comfortable putting our business in their hands," says Dr. Bendickson.

LEFT TO RIGHT: Eddie Hoff, BB&T Huntsville City Executive; Tom Baumbach, Dynetics Inc., President, Board of Directors; Randy Reynolds, Dynetics Inc., Vice President of Finance; Herman Stubbs, BB&T Commercial Lending; Dontá L. Wilson, BB&T Alabama State President & North Alabama Regional President; Dr. Marc Bendickson, Dynetics Inc., Chairman & CEO

Provides immediate earnings contribution

Using conservative assumptions, the transaction exceeds BB&T's merger criteria. This immediate positive effect on earnings includes the impact of issuing 38.5 million shares of common stock at $26 per share to raise proceeds of $963 million in connection with the acquisition. We have a proven track record of achieving cost-savings targets in acquisitions. In this transaction, we anticipate reducing 30% of the Colonial cost base, or $170 million pre-tax annually, offsetting an estimated $185 million pre-tax in one-time merger and integration costs.

Creates opportunities for growth

Colonial's franchise, widely coveted in the banking industry, was not performing up to its potential because of the bank's financial problems. We have created new community bank regions, which allow decision-making close to the client, and introduced BB&T's broader array of products and services. Already, Colonial and BB&T employees, working seamlessly side-by-side, have retained and expanded our relationship with many of Colonial's clients. In Alabama, for example, we have won deposits and loans from competitors because of BB&T's long record of financial strength. Amazingly, employees in the former Colonial branches have grown deposits by $1.5 billion since the August 14 acquisition date and have originated $334 million in loans.

Texas Regional President Kay St. John sees exciting prospects for BB&T's growing presence in one of the nation's largest states. With nearly three decades of financial services leadership experience in Texas, St. John is enthusiastic about the state's robust business climate, particularly in the commercial, industrial and real estate markets. In addition to leading the bank's regional business, retail and mortgage operations, her goal is to provide the resources needed to build awareness and meet the needs of clients and local communities. "Our team is hitting the ground running and we have the right suite of products and services to help existing and new Texas clients," says Ms. St. John.

"With its strong economic environment and cultural heritage, Texas is a perfect match for BB&T. We have the right team in place to seize the state's emerging opportunities."

Kay St. John, BB&T Texas Regional President, Dallas, Texas



MARKET COVERAGE



- BB&T Headquarters
- BB&T Community
- BB&T Capital Markets
- AFCO/CAFO/Prime Rate
- Commercial Finance
- Equipment Finance
- Governmental Finance
- Grandbridge Real Estate Capital
- Insurance
- Lendmark Financial Services
- Regional Acceptance
- SBA Group
- Scott & Stringfellow
- Sheffield Financial
- Sterling Capital

Map generated by SpatiaLogic

BB&T DEPOSIT MARKET SHARE AND BRANCH LOCATIONS BY STATE

	BRANCHES	MARKET SHARE[1]	% OF BB&T DEPOSITS[1]
Virginia	392	3rd	19 %
North Carolina[2]	360	2nd	21
Florida	307	5th	16
Georgia	178	5th	11
Maryland	130	6th	6
South Carolina	116	3rd	6
Alabama	91	4th	6
Kentucky	90	3rd	4
West Virginia	78	1st	5
Tennessee	57	6th	3
Texas	22	48th	1
DC	12	7th	1
Indiana	2	—	—

[1] Based on FDIC.gov data as of June 30, 2009. Includes effect of the Colonial acquisition. BB&T has an incidental presence in Indiana.

[2] Excludes home office deposits.

OUR VALUES

We believe our values are the underlying reason for our success. That has never been more true than during the difficult times of the last two years.

People are disillusioned and skeptical about the financial sector, causing some banks to seek to redefine themselves. At BB&T, we have never had to redefine ourselves. We figured out who we were long before this financial crisis, and the last one. By remaining true to fundamental values that are deeply rooted in our history and culture, we are not distracted by trends that come and go. We did not rush in to embrace the exotic mortgages and other flashy products that have haunted some other financial institutions, largely because such products would not be beneficial to our clients, and therefore would be inconsistent with our mission.

Our values are the "heart and soul" of how we choose to live our organizational life, and how we make our everyday decisions. Our values are our beliefs. People behave in a manner that is consistent with their beliefs. Honesty is our bedrock value, as you see depicted in the accompanying illustration. Without honesty, there can be no trust. Without trust, there can be no meaningful relationships. And without relationships, there can be no advancement as an organization or a society. Particularly now, after so many financial scandals and other violations of trust, people form relationships only with individuals and institutions they trust.

Our values help us achieve our vision of creating the best financial institution possible. They also help us "live" our mission of serving our clients, nurturing our employees, supporting our communities and rewarding our shareholders.

The first part of our mission is to help our clients achieve economic success and financial security. It is worthwhile work and one of the most important relationship responsibilities in the world because finances are crucial in helping people achieve their dreams and goals in life. We achieve that mission by offering products that meet their needs, and service that is reliable, responsive, empathetic and competent. The second part of our mission is to create a place where employees can learn, grow and be fulfilled in their work. We achieve that with continuous training that instills our values. Our mission also requires that we support our communities, and we achieve that by contributing our money and more importantly our time, as you'll see when you read about our Lighthouse Project in the next section of this report. Finally, by living our mission, we achieve our bottom line as a company: optimizing the long-term return to our shareholders, while providing a safe and sound investment.

Of course, our values, vision and mission are just words on a page unless all of the individuals who make up BB&T both believe and practice them. That's why we also stress in our employee training programs what I call the characteristics of outstanding achievers. They include believing absolutely that BB&T will become the best financial institution possible, committing the time, energy, resources and training to get the job done, and enjoying the journey. But the most important characteristic is an Enthusiastic Positive Attitude about work and life – an attitude that we believe our clients and communities share with our employees.

OUR VISION

To Create the Best Financial Institution Possible
"The Best of The Best"


HAPPINESS
SELF-ESTEEM
PRIDE
SUCCESS
PRODUCTIVITY
TEAMWORK/MUTUAL SUPPORTIVENESS
JUSTICE
JUDGMENT
REALITY
REASON
INDEPENDENT THINKING
CHARACTER
HONESTY
INTEGRITY

OUR MISSION

To Make the World a Better Place to Live, By:

- Helping our Clients Achieve Economic Success and Financial Security;
- Creating a Place where our Employees can Learn, Grow and be Fulfilled in their Work;
- Making the Communities in which we Work Better Places to be; and thereby:
- Optimizing the Long-Term Return to our Shareholders, while Providing a Safe and Sound Investment.

OUR LIGHTHOUSE PROJECT

My proudest moment in 2009 was watching our employees live our mission by helping – on a very personal level – the communities we serve. In our Lighthouse Project, we sponsored more than 1,000 hands-on community service projects that touched the lives of more than 1.6 million people in 25 states. BB&T distributed approximately $3 million, based on a $100 contribution for each of our 30,000 employees. But much more important than the money was the time BB&T employees contributed to personally select and then complete a project that would give a boost to their communities during these tough economic times. We renovated daycare centers and school playgrounds, painted Habitat for Humanity houses, assembled toys, packaged school supplies, stocked food pantries, taught children to swim, conducted museum tours, prepared care packages for overseas troops and much, much more.

Many employees told me it was a life-changing experience for them, and almost half of those who responded to a company survey said they gave additional time to the organization they chose for the Lighthouse Project. Employees also said they've noticed improved teamwork in the office as a result of rolling up their sleeves together for their communities. They've shared their excitement with their clients. And, based on the overwhelmingly positive response, we have committed to sponsor the Lighthouse Project again in 2010.

To quote one employee in our survey: "I'm proud to be part of an organization that is big enough to meet the needs of even the most sophisticated investors, but not too big to kneel to help a child or other individual in need."







RONALD MCDONALD HOUSE
Roanoke, Virginia

The Ronald McDonald House in Roanoke, Virginia, had limited resources to make needed improvements in its housing for families of pediatric patients. More than 300 BB&T volunteers pitched in, replacing the home's blinds and lighting, installing new picnic tables and benches and supplying the playground with 1,400 square feet of mulch, making it safer for children to use. "Thanks to BB&T, we are able to give our families a house that feels more like home," said Executive Director Laney Mofield.

STANDUP FOR KIDS
Orange County, California

Staff from BB&T Insurance Services teamed with STANDUP FOR KIDS, a nonprofit organization that benefits at-risk children, to address the needs of homeless youth in Orange County, California. Employees donated 200 backpacks stuffed with school supplies, as well as 56 sleeping bags and 100 survival kits containing food and hygiene products. "We were overwhelmed by BB&T's generosity," said Executive Director Justine Madison. "The donation came at the perfect time."

UNITED SERVICE ORGANIZATIONS
Atlanta, Georgia

Two dozen BB&T employees showed their appreciation for military personnel and their families by volunteering at the United Services Organizations (USO) Center in Atlanta. In addition to donating funds, employees served as greeters, assembled 500 USO care packages and distributed lunches. The USO Center serves as a coordination point for incoming and outgoing members of the U.S. armed forces. "The heart of the USO is its volunteers. BB&T's presence and help lifted the spirits of our troops," said Executive Director Mary Lou Austin.

OUR KEY STRATEGIC OBJECTIVES FOR 2010

Clear, consistent long-term goals are essential for the success of any organization, especially during the volatile and uncertain times we've been experiencing. The penalty for ill-prepared banks is heavy: In 2009, 140 banks failed, up from 25 in 2008 and three in 2007. Even though the economy is showing signs of recovery, more failures are forecast for 2010.

The banking industry's challenges are daunting: the aftermath of the deepest global economic recession in decades, increased risk in the financial and real estate markets, intense competition, increasing regulatory cost, and overcapacity in the financial services industry. The winners over the long term will be those financial services companies with strong cultures, rational strategies, superior processes and exceptional executional abilities.

To assure BB&T is one of the winners, we have never wavered from our long-term goal of creating a superior earnings-per-share growth rate without sacrificing the fundamental quality and long-term competitiveness of our business, nor taking unreasonable risk. Strategies and tactics may vary, but four principles form the foundation for our goal:

- Client-driven service with a passion for consistently providing better value, based on higher service quality relative to price
- Rational risk taking and exceptional risk management
- Superior earnings growth
- Targeted and consistent investments for the future

BB&T's strategic objectives for 2010 are consistent with our long-term goals and these principles.

Effectively Manage through the Credit Cycle

For the third consecutive year, the ability to manage credit costs will be the number one driver of BB&T's performance. We are encouraged by signs of stabilization. In Florida, where we experienced the highest loss rates due to the substantial drop in home values, delinquency rates flattened out in the fourth quarter. For BB&T as a whole, the rate of growth in nonperforming assets declined throughout 2009, to 7% in the fourth quarter from 35.5% in the first quarter. For 2010, we expect that trend to continue and currently believe charge-offs will be flat for the full year compared to 2009.

That said, the economy remains uncertain, so we must maintain our intensive risk-management focus, including early identification of problems, reducing our real estate exposure and allocating more resources to collections and risk management. We have reassigned 500 employees from loan production to loan administration as we aggressively work through credit problems. Our commercial real estate portfolio is diversified and we follow a strict project limit of $25 million, which effectively prohibits BB&T's involvement in high-rise offices, condos and hotels, large retail centers and other projects that have shown the most distress.

Consistent with BB&T's mission, we seek solutions that are in the best interest of our clients, communities and shareholders. We work cooperatively with our borrowers, offering loan-modification programs when appropriate, during these difficult economic times. When foreclosure on real estate is necessary, our goal is to both maximize the return on BB&T's investment in the property while avoiding bulk sales at depressed prices that undermine property values in the communities we serve.

BB&T LEADS PEERS IN CREDIT QUALITY*

NONPERFORMING LOANS AS A PERCENTAGE OF LOANS

BB&T	2.56 %
M&T Bank	2.56
U.S. Bancorp	2.78
Comerica	2.80
KeyCorp	3.54
PNC	3.60
Fifth Third	4.13
Regions	4.20
Marshall & Ilsley	4.62
SunTrust	4.75
Zions	4.96
Huntington	5.21

*As of December 31, 2009
SOURCE: Company reports

GROWTH RATE IN NONPERFORMING ASSETS IS SLOWING**


40.0%
30.0
20.0
10.0
0.0
25.9%
23.9%
35.5%
21.5%
18.3%
7.0%
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09

**Excludes covered assets

Achieve Superior Revenue Growth

During difficult times, organizations often focus all of their energy on damage control and forget about growth. During 2009, many financial services firms were faced with that dilemma because of problem-plagued loan portfolios and increased federal government involvement in their businesses. BB&T has fared much better than most of our peers, in large part because of our disciplined lending standards, and remains focused on both growth and credit quality. A "flight to quality" to BB&T by clients from weakened competitors, aided by our FDIC-assisted acquisition of Colonial Bank, contributed to our record net revenues in 2009. Throughout the credit crisis, your company has posted industry-leading revenue growth, with a 25.6% increase during the last two years. This is due in large part to our ability to continue to invest in our revenue engine during the credit downturn. We will again invest in 2010 by hiring top producers, pursuing strategic acquisitions like Colonial, adding branches and developing systems and infrastructure.

Our diversified business model – balanced approximately 50-50 between retail and commercial revenue – produces a less volatile, more predictable revenue and earnings stream. We will continue to build our core banking business in a 12-state footprint that extends from Maryland to Florida, west to Kentucky, and now into Texas with the Colonial acquisition. We are aggressively expanding our small business lending and rank as one of the most active banks in SBA financing. We are expanding our Capital Markets team to serve the financing needs of middle-market companies. BB&T was recognized in 2009 by Greenwich Associates as an Excellence Award winner in 20 out of 20 national categories – more than any other financial institution – in small business and middle-market banking. In addition, at a time many small and mid-sized businesses have negative opinions about most financial institutions, BB&T was accorded the highest positive reputation score by executives of those businesses among banks surveyed by Greenwich, a leading global financial services research and consulting firm.

At the same time, we are expanding our fee-income businesses on a national scale. Our retail mortgage banking, insurance agency and wealth management businesses, as well as Scott & Stringfellow, our full-service regional brokerage firm, all posted record results. BB&T Insurance Services, the nation's seventh-largest insurance broker, surpassed $1 billion in revenue. In a move complemented by our acquisition of Colonial Bank, BB&T Insurance Services also increased its presence in southwest Florida with the acquisition of Oswald Trippe and Company Inc. of Fort Myers. Grandbridge Real Estate Capital LLC, BB&T's commercial and multifamily mortgage banking firm, expanded with acquisitions in Dallas and Louisville, Kentucky. We will pursue other non-bank acquisitions in insurance, mortgage, consumer finance and commercial finance.

We believe the "reintermediation" trend of this past year will continue as investors' funds flow into banks from non-banking investments. Loans that left the traditional banking system and flowed to the "shadow" banking system in the past 20 years will return because of the demise of that system, and loan prices will be more rational. At the same time, Wall Street firms that previously enjoyed an advantage over traditional banks

INDUSTRY LEADING REVENUE GROWTH THROUGH THE CYCLE[1][2]

	%
BB&T	**25.6**
U.S. Bancorp	21.6
PNC	16.4
Fifth Third	13.0
M&T	4.8
Zions	4.3
SunTrust	3.3
Marshall & Ilsley	(0.9)
Huntington	(2.4)
Regions	(4.5)
KeyCorp	(11.4)
Capital One	(13.9)
Comerica	(16.8)

[1] Increase from 2007-2009
[2] Revenue growth adjusted to exclude estimated impact of acquisitions or unusual gains.
SOURCE: Company reports; SNL Financial.

2009 SUCCESSFUL ACQUISTIONS

Colonial Bank
Cananwill, Inc.
Oswald Trippe and Company, Inc.
BFG Realty Advisors
Quantum First Capital

will be encumbered by increased government oversight. As the economy stabilizes and ultimately recovers, we believe BB&T's tested core banking services are well positioned for accelerated growth.

"Highest in Customer Satisfaction with Primary Mortgage Sales."


HIGHEST CUSTOMER SATISFACTION
J.D. POWER
AND ASSOCIATES
PRIMARY MORTGAGE SALES • 2009
PRESENTED TO
BRANCH BANKING
AND TRUST
BY J.D. POWER AND ASSOCIATES

Deliver the BB&T Value Promise (...Thereby Creating the Perfect Client Experience)

BB&T's value promise starts with a simple greeting to our clients: "You've made an excellent choice by selecting BB&T. Let me tell you why." Our employees then explain their job and training, describe BB&T and our values – and most importantly show how they will meet their clients' needs better than anyone else.

While price is always important in any business environment, we believe our simple promise of delivering the greatest value – the highest quality service – distinguishes BB&T from our competitors. Our value promise is also at the heart of delivering BB&T's Perfect Client Experience: service that is reliable, responsive, empathetic and competent. Particularly after the financial crisis of the last two years, consumers rightfully are demanding to know what they are receiving for their hard-earned money and life-long savings.

We could not deliver on our promise without another BB&T hallmark: our community banking structure. While we have grown tremendously in recent years, we have retained a hometown banking approach with 37 community banking regions – each headed by a regional president empowered to offer all of the advantages and services of a major financial institution as well as the specialized attention that our clients expect from a hometown bank.

Branch Banking and Trust received the highest numerical score in the proprietary J.D. Power and Associates 2009 Primary Mortgage Origination Study℠. Study based on 3,406 total responses measuring 22 lenders and measures opinions of consumers who originated a new mortgage. Proprietary study results are based on experiences and perceptions of consumers surveyed in July-August 2009. Your experiences may vary. Visit jdpower.com.

OVERALL BANK SATISFACTION*


BB&T
62.2%
Wachovia
SunTrust
Bank of America
40
45
50
55
60
65

LIKELIHOOD TO REMAIN*


BB&T
84.3%
Wachovia
SunTrust
Bank of America
65
70
75
80
85

* In percentage
From Maritz Research Retail Client Satisfaction Survey, represents percentage of "top box" scores, indicating a 9 or 10 rating on a 10-point scale.

Of course, it is easy to promise great service and hometown values. Everyone does it. At BB&T, we have independent validation of our client service record. Maritz Research's survey of clients of BB&T and of our in-market competitors showed we again ranked No. 1 in overall retail and commercial client satisfaction and likelihood to remain a client, among other categories. J.D. Power and Associates, which awarded BB&T its top national ranking for mortgage servicing two years in a row, added another accolade in 2009: the highest ranking in mortgage loan origination client satisfaction.

We are also proud that our recognition for superior service extends into many of our lines of business, including wealth management, small business lending, 401(k) retirement plan sponsorship, sales finance and stock research. The excellent client service behind all of these awards is possible because of an underlying service we provide our own employees: BB&T training. Our training programs again won national recognition from *Training Magazine* and the American Society for Training and Development.

Control Costs

In a slow-growth environment, we must be relentless in controlling costs. We have done that with lean budgets and increased productivity. BB&T's efficiency ratio – basically, the cost required to generate each dollar of revenue – improved to 50.4% from 51.4% two years ago. In contrast, our peers' efficiency ratio has deteriorated to 60.6% from 56.0% in 2007. At the same time, while many of our competitors announced major layoffs and cuts in employee benefit programs, BB&T has been able to largely retain our talented workforce and continue investing in vital employee development and training programs.

Cost control remains crucial in an environment with higher FDIC insurance and other regulatory costs, more resources devoted to mitigating credit problems and other financial pressures. We will continue intense scrutiny on full-time-equivalent positions, needlessly complex programs and projects that have inordinately long payback periods. Our resources will be allocated based on their potential to maximize profits.

DELIVERING ALL COMPONENTS OF PROFITABILITY[1]


STRONG EFFICIENCY RATIO
61.0 %
57.0
53.0
49.0
45.0
60.6%
50.4%
BBT
Peers
'05
'06
'07
'08
'09

The efficiency ratio measures the cost required to generate each dollar of revenue; a lower percentage indicates superior performance.


STRONG FEE INCOME RATIO
44.0 %
42.0
40.0
38.0
36.0
42.8%
40.0%
BBT
Peers
'05
'06
'07
'08
'09

[1] These are Non-GAAP measures. Refer to page 31 for GAAP equivalents.

THANK YOU

In closing, I want to express my profound appreciation to John Allison, who stepped down as chairman of BB&T at the end of 2009. I am looking forward to his continued counsel as a member of our corporate board of directors. In a fitting tribute to his two decades of leadership of BB&T and in our industry, *American Banker* awarded John its Lifetime Achievement Award for 2009, citing his "career full of conviction."

I also want to salute Nelle Chilton and Tom Efird, who retired as members of the corporate board of directors, for their years of dedication and board leadership. They contributed mightily to BB&T's success with their strong personal values, business acumen and intellectual insight.

In addition, I want to welcome three new members of the corporate board, who joined in 2009:

- K. David Boyer, Jr., Co-Founder and Chief Executive Officer of GlobalWatch Technologies, Inc., an information-services company based in metro Washington, D.C. He also is a member of the Commonwealth of Virginia's Treasury Board, which supervises the investment of state funds, among other responsibilities.
- J. Littleton "Litt" Glover, Jr., a metro Atlanta lawyer who also is President and Chief Executive Officer of Batson-Cook Development Company, which develops commercial real estate throughout the southeastern U.S. For the last 10 years, he has been a director of Branch Banking and Trust Company, our principal subsidiary.
- Tom Skains, Chairman, President and Chief Executive Officer of Piedmont Natural Gas, a Charlotte-based company serving one million residential, commercial and industrial utility clients in the Carolinas and Tennessee. A leader in the natural gas industry for 30 years, Tom was chairman of the American Gas Association in 2009.

I also want to take this opportunity to thank my colleagues on BB&T's Executive Management team. The team has come together quickly over the past year and is highly committed to the success of BB&T.

For the last 138 years, BB&T has survived and thrived through all sorts of market cycles. The current cycle has been the most challenging in my career, and I'm proud that your company again is emerging as one of the strongest in the financial services industry. We have unwavering values that guide us. We have an experienced and highly motivated team; the average age of our executive management team is 50, with an average of 28 years experience with BB&T. We have a diversified, stable business mix that is resilient in all operating environments. We have a community banking model that produces the best value proposition in the industry. We have great markets and a great franchise. We have a proven track record in managing our credit portfolio and integrating mergers with discipline.

In 2010 and beyond, we have the best opportunity in our history to achieve our goal of building the best financial institution possible. The challenges are not going to disappear, but with the continued support of our talented employees, loyal clients and steadfast shareholders, I am confident we will be successful. I truly believe our best days are ahead!



Kelly S. King
Chairman and Chief Executive Officer
February 23, 2010

BOARD OF DIRECTORS

John A. Allison IV
Distinguished Professor of Practice
Wake Forest University
Retired Chairman and
Chief Executive Officer
BB&T Corporation
Winston-Salem, N.C.

Jennifer S. Banner
Chief Executive Officer
Schaad Companies and
SchaadSource LLC
Knoxville, Tenn.

K. David Boyer, Jr.
Chief Executive Officer
GlobalWatch Technologies, Inc.
Oakton, Va.

Anna R. Cablik
President
Anasteel & Supply Company, LLC
and Anatek, Inc.
Marietta, Ga.

Ronald E. Deal
Chairman
Wesley Hall, Inc.
Hickory, N.C.

Barry J. Fitzpatrick
Retired Chairman, President
and Chief Executive Officer
First Virginia Banks, Inc.
Williamsburg, Va.

J. Littleton Glover, Jr.
President and Chief Executive Officer
Batson-Cook Development Co.
Attorney
Glover & Davis, P.A.
Newnan, Ga.

L. Vincent Hackley, Ph.D.
President and
Chief Executive Officer
Hackley & Associates
of North Carolina
Chapel Hill, N.C.

Jane P. Helm
Retired Vice Chancellor of
Business Affairs
Appalachian State University
Arden, N.C.

John P. Howe III, M.D.
President and
Chief Executive Officer
Project HOPE
(Health Opportunities
for People Everywhere)
Washington, D.C.

Kelly S. King
Chairman and
Chief Executive Officer
BB&T Corporation
Winston-Salem, N.C.

James H. Maynard
Chairman and
Chief Executive Officer
Investors Management
Corporation
Chairman
Golden Corral Corporation
Raleigh, N.C.

Albert O. McCauley
President and
Chief Executive Officer
McCauley & McDonald
Investments, Inc.
Fayetteville, N.C.

J. Holmes Morrison
Retired Chairman,
President and
Chief Executive Officer
One Valley Bancorp, Inc.
Charleston, W.Va.

Nido R. Qubein
President
High Point University
Chairman
Great Harvest Bread Co.
High Point, N.C.

Thomas E. Skains
Chairman,
President and
Chief Executive Officer
Piedmont Natural
Gas Co. Inc.
Charlotte, N.C.

Thomas N. Thompson
President
Thompson Homes, Inc.
Representative
Kentucky House of
Representatives
Owensboro, Ky.

Stephen T. Williams
President and
Chief Executive Officer
WilcoHess, LLC
President
A.T. Williams Oil Co.
Winston-Salem, N.C.

EXECUTIVE MANAGEMENT

Daryl N. Bible
Senior Executive
Vice President and
Chief Financial Officer

Ricky K. Brown
Senior Executive
Vice President and
Banking Network Manager

Barbara F. Duck
Senior Executive
Vice President and
Enterprise Risk Manager

Donna C. Goodrich
Senior Executive Vice President and
Deposit Services Manager

Robert E. Greene
Senior Executive Vice President and
Administrative Group Manager

Christopher L. Henson
Chief Operating Officer

Kelly S. King
Chairman and
Chief Executive Officer

Clarke R. Starnes III
Senior Executive
Vice President and
Chief Risk Officer

Steven B. Wiggs
Senior Executive
Vice President and
Chief Marketing Officer

C. Leon Wilson III
Senior Executive
Vice President and
Operations Division Manager



BOARD OF DIRECTORS

LEFT TO RIGHT: Nido R. Qubein, J. Littleton Glover, Jr., Ronald E. Deal, J. Holmes Morrison, Stephen T. Williams, Jane P. Helm, L. Vincent Hackley, Ph.D., John P. Howe III, M.D., Anna R. Cablik, Kelly S. King, Barry J. Fitzpatrick, Jennifer S. Banner, Thomas E. Skains, James H. Maynard, John A. Allison IV, Thomas N. Thompson, K. David Boyer, Jr., Albert O. McCauley

SHAREHOLDER INFORMATION

INVESTMENT PERFORMANCE*

1 year		2 year		3 year		5 year		7 year		10 year		15 year		20 year	
CMA	50.2%	BBT	-3.3%	PNC	-7.4%	PNC	1.8%	PNC	7.1%	MTB	7.2%	USB	15.9%	USB	15.6%
COF	24.5	MTB	-5.3	USB	-11.2	USB	-2.6	USB	5.0	PNC	5.4	COF	15.0	MTB	14.3
MTB	22.6	COF	-6.6	BBT	-11.8	BBT	-5.1	COF	4.9	USB	4.6	MTB	13.2	BBT	10.7
FITB	18.8	PNC	-7.0	MTB	-15.0	MTB	-6.3	MTB	0.1	BBT	3.3	BBT	10.6	CMA	9.3
PNC	10.9	USB	-12.9	CMA	-16.7	CMA	-9.6	BBT	-0.9	CMA	-0.6	PNC	10.2	ZION	9.2
BBT	-1.9	CMA	-13.8	COF	-18.7	COF	-13.2	CMA	-1.2	COF	-1.4	CMA	7.9	PNC	9.0
USB	-9.0	FITB	-35.9	STI	-35.1	STI	-19.8	STI	-10.6	STI	-8.6	ZION	4.4	FITB	6.0
STI	-30.2	STI	-40.5	FITB	-35.7	FITB	-24.3	ZION	-12.8	KEY	-9.0	FITB	2.6	STI	5.9
RF	-31.6	ZION	-46.0	HBAN	-43.6	ZION	-26.6	MI	-15.6	RF	-10.1	STI	1.7	MI	3.5
KEY	-34.0	HBAN	-47.8	ZION	-44.6	KEY	-27.4	KEY	-15.9	MI	-11.8	MI	0.2	KEY	2.0
ZION	-47.2	KEY	-49.2	KEY	-44.9	RF	-28.3	HBAN	-17.4	ZION	-12.4	KEY	-1.3	HBAN	1.4
HBAN	-51.7	RF	-50.1	RF	-45.1	HBAN	-28.6	RF	-17.5	FITB	-12.5	HBAN	-3.0	RF	0.5
MI	-59.8	MI	-52.7	MI	-45.7	MI	-28.9	FITB	-20.0	HBAN	-12.7	RF	-3.8	COF	NA
Peer Average	-11.4		-30.7		-30.3		-17.8		-7.8		-5.2		-5.2		7.0
S&P 500	26.4		-10.7		-5.6		0.4		5.5		-0.9		8.0		8.2

INVESTMENT PERFORMANCE*

The accompanying table reflects the compound annual total returns of an investment in the stock of BB&T and our peers, an average of the peers and the S&P 500 index over the periods presented and includes the impact of dividend reinvestment in the securities or the index.

SHAREHOLDER RETURN**

The accompanying graph reflects the performance of a $100 investment in BB&T's stock since December 31, 1995, the year-end following the completion of the BB&T and Southern National Corporation merger-of-equals, in comparison with other regional competitors, the S&P 500 Commercial Banks Index and the S&P 500.

SOURCE: Bloomberg

SHAREHOLDER RETURN**

DEPICTS $100 INVESTED AT 12/31/95 AND HELD THROUGH 12/31/09 WITH DIVIDENDS REINVESTED IN THE SECURITY OR INDEX



$500
400
300
200
100
0
BB&T
Bank of America
Regions
SunTrust
S&P Commercial Banks
S&P 500 Index
Wachovia
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09

SHAREHOLDER INFORMATION

QUARTERLY COMMON STOCK PRICES AND DIVIDENDS DECLARED

	2009				2008			
	Sales Prices				Sales Prices			
Quarter	High	Low	Last	Dividend	High	Low	Last	Dividend
1st	$ 27.72	$ 12.90	$ 16.92	$ .47	$ 36.96	$ 25.92	$ 32.06	$ .46
2nd	28.67	16.27	21.98	.15	37.85	21.40	22.77	.47
3rd	29.81	19.83	27.24	.15	45.31	18.71	37.80	.47
4th	28.66	23.75	25.37	.15	40.00	21.47	27.46	.47
Year	$ 29.81	$ 12.90	$ 25.37	$ .92	$ 45.31	$ 18.71	$ 27.46	$ 1.87

SELECTED MARKET INFORMATION

	2009	2008	2007	2006	2005
Market capitalization (in billions)	$ 17.50	$ 15.36	$ 16.74	$ 23.79	$ 22.76
Book value per share	23.47	23.16	23.14	21.69	20.49
Dividend yield at year end	2.36 %	6.85 %	6.00 %	3.82 %	3.63 %
Dividend payout ratio	79.3	68.5	56.8	57.8	49.3

PURPOSE

BB&T's ultimate purpose is to create superior, long-term economic rewards for our shareholders.

STOCK EXCHANGE AND TRADING SYMBOL

The common stock of BB&T Corporation is traded on the New York Stock Exchange under the symbol BBT.

DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan enables shareholders to reinvest dividends and/or invest additional cash in full or fractional shares of BB&T Corporation on a regular basis. For more information, contact:

Shareholder Services in Winston-Salem, North Carolina, at 336-733-3477 or 800-213-4314.


DIVIDEND YIELD
AS OF DECEMBER 31, 2009
4.0
3.0
2.0
1.0
0.0
2.36%
MTB
BBT
HBAN
USB
PNC
RF
WFC
MI
KEY
CMA
COF
FITB
ZION
BAC
STI


DIVIDENDS DECLARED PER SHARE
$2.00
1.50
1.00
.50
0
(in dollars)
$.92
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09

CONSOLIDATED BALANCE SHEETS

BB&T Corporation and Subsidiaries
(Dollars in millions, except per share data, shares in thousands)

	December 31, 2009	December 31, 2008
ASSETS		
Cash and due from banks	$ 1,584	$ 1,639
Interest-bearing deposits with banks	667	751
Federal funds sold and other earning assets	398	350
Segregated cash due from banks	270	379
Trading securities at fair value	636	376
Securities available for sale at fair value	33,909	32,843
Loans held for sale	2,551	1,424
Loans and leases	103,656	97,245
Allowance for loan and lease losses	(2,600)	(1,574)
Loans and leases, net of allowance for loan and lease losses	101,056	95,671
FDIC loss share receivable	3,062	–
Premises and equipment	1,583	1,580
Goodwill	6,053	5,483
Core deposit and other intangible assets	640	542
Residential mortgage servicing rights at fair value	832	370
Other assets	12,523	10,607
Total assets	$ 165,764	$ 152,015
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing deposits	$ 18,945	$ 13,649
Interest checking	3,420	2,576
Other client deposits	52,097	39,413
Client certificates of deposit	32,298	27,937
Other interest-bearing deposits	8,205	15,038
Total deposits	114,965	98,613
Federal funds purchased, securities sold under repurchase agreements and short-term borrowed funds	8,106	10,788
Long-term debt	21,376	18,032
Accounts payable and other liabilities	5,076	8,501
Total liabilities	149,523	135,934
Shareholders' equity:		
Preferred stock, liquidation preference of $1,000,000 per share	–	3,082
Common stock, $5 par	3,449	2,796
Additional paid-in capital	5,620	3,510
Retained earnings	7,539	7,381
Noncontrolling interest	50	44
Accumulated other comprehensive loss	(417)	(732)
Total shareholders' equity	16,241	16,081
Total liabilities and shareholders' equity	$ 165,764	$ 152,015

CONSOLIDATED STATEMENTS OF INCOME

BB&T Corporation and Subsidiaries
(Dollars in millions, except per share data)

	Year Ended December 31,		
	2009	2008	2007
INTEREST INCOME			
Interest and fees on loans and leases	$ 5,547	$ 6,003	$ 6,713
Interest and dividends on securities	1,330	1,176	1,130
Interest on other earning assets	7	28	51
Total interest income	6,884	7,207	7,894
INTEREST EXPENSE			
Interest on deposits	1,271	1,891	2,620
Interest on federal funds purchased, securities sold under repurchase agreements and short-term borrowed funds	58	235	409
Interest on long-term debt	711	843	985
Total interest expense	2,040	2,969	4,014
NET INTEREST INCOME	4,844	4,238	3,880
Provision for credit losses	2,811	1,445	448
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	2,033	2,793	3,432
NONINTEREST INCOME			
Insurance income	1,047	928	853
Service charges on deposits	690	673	611
Investment banking and brokerage fees and commissions	346	354	343
Mortgage banking income	658	275	115
Checkcard fees	227	201	180
Other nondeposit fees and commissions	229	189	184
Bankcard fees and merchant discounts	156	151	139
Trust and investment advisory revenues	139	147	162
Securities gains (losses), net	199	107	(3)
Income from bank-owned life insurance	97	84	101
Other income	146	88	89
Total noninterest income	3,934	3,197	2,774
NONINTEREST EXPENSE			
Personnel expenses	2,517	2,201	2,094
Occupancy and equipment expenses	579	509	477
Professional services	262	204	139
Loan processing expenses	135	125	111
Amortization of intangibles	114	100	104
Merger-related and restructuring charges, net	38	15	21
Other expenses	1,286	757	678
Total noninterest expense	4,931	3,911	3,624
INCOME BEFORE INCOME TAXES	1,036	2,079	2,582
Provision for income taxes	159	550	836
NET INCOME	877	1,529	1,746
Noncontrolling Interest	24	10	12
Dividends and accretion on preferred stock	124	21	–
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ 729	$ 1,498	$ 1,734
Basic earnings per common share	1.16	2.73	3.17
Diluted earnings per common share	1.15	2.71	3.14

SELECTED FINANCIAL DATA

BB&T Corporation and Subsidiaries
(Dollars in millions, except per share data)

	As of / Year Ended December 31,						Five-Year Compound Growth Rate
	2009	2008	2007	2006	2005	2004	
INCOME STATEMENTS							
Interest income	**$ 6,884**	$ 7,207	$ 7,894	$ 6,893	$ 5,506	$ 4,547	8.6 %
Interest expense	**2,040**	2,969	4,014	3,185	1,981	1,199	11.2
Net interest income	**4,844**	4,238	3,880	3,708	3,525	3,348	7.7
Provision for credit losses	**2,811**	1,445	448	240	217	249	62.4
Net interest income after provision for credit losses	**2,033**	2,793	3,432	3,468	3,308	3,099	(8.1)
Noninterest income	**3,934**	3,197	2,774	2,521	2,326	2,119	13.2
Noninterest expense	**4,931**	3,911	3,624	3,511	3,163	2,895	11.2
Income before income taxes	**1,036**	2,079	2,582	2,478	2,471	2,323	(14.9)
Provision for income taxes	**159**	550	836	945	813	764	(26.9)
Net Income	**877**	1,529	1,746	1,533	1,658	1,559	(10.9)
Noncontrolling interest	**24**	10	12	5	4	1	88.8
Dividends and accretion on preferred stock	**124**	21	–	–	–	–	NM
Net income[1]	**$ 729**	$ 1,498	$ 1,734	$ 1,528	$ 1,654	$ 1,558	(14.1)%
PER COMMON SHARE DATA							
Basic earnings	**$ 1.16**	$ 2.73	$ 3.17	$ 2.84	$ 3.02	$ 2.82	(16.3)%
Diluted earnings	**1.15**	2.71	3.14	2.81	3.00	2.80	(16.3)
Cash dividends	**.92**	1.87	1.80	1.64	1.49	1.37	(7.7)
Book value	**23.47**	23.16	23.14	21.69	20.49	19.76	3.5
SELECTED AVERAGE BALANCES							
Assets	**$ 155,182**	$ 136,881	$ 126,420	$ 114,328	$ 104,612	$ 96,276	10.0 %
Earning assets	**135,665**	120,852	112,305	101,572	92,703	84,946	9.8
Securities, at amortized cost	**32,296**	24,497	23,311	21,348	20,467	18,218	12.1
Loans and leases	**102,146**	95,195	87,952	79,313	71,517	66,107	9.1
Deposits	**102,381**	88,831	83,501	77,230	70,346	64,816	9.6
Interest-bearing liabilities	**117,570**	106,189	97,720	85,646	76,813	70,610	10.7
Shareholders' equity	**16,238**	13,533	12,215	11,531	11,136	10,663	8.8
SELECTED YEAR-END BALANCES							
Assets	**$ 165,764**	$ 152,015	$ 132,618	$ 121,351	$ 109,170	$ 100,509	10.5 %
Earning assets	**142,407**	133,735	116,466	107,676	96,777	88,718	9.9
Securities, at carrying value	**34,545**	33,219	23,428	22,868	20,489	19,173	12.5
Loans and leases	**106,207**	98,669	91,686	83,591	75,023	68,163	9.3
Deposits	**114,965**	98,613	86,766	80,971	74,282	67,699	11.2
Interest-bearing liabilities	**125,502**	113,784	103,034	91,569	80,485	73,561	11.3
Shareholders' equity	**16,241**	16,081	12,664	11,826	11,201	10,941	8.2

[1] Available to common shareholders

SELECTED RATIOS

BB&T Corporation and Subsidiaries

	As of / Year Ended December 31,				
	2009	2008	2007	2006	2005
PERFORMANCE RATIOS					
Return on average assets	**.56 %**	1.12 %	1.38 %	1.34 %	1.58 %
Return on average common shareholders' equity	**4.93**	11.44	14.25	13.35	14.95
Fee income ratio	**44.2**	42.5	41.3	39.9	39.2
Fee income ratio – adjusted[1]	**42.8**	40.7	41.3	40.6	39.2
Efficiency ratio	**55.4**	52.0	53.9	55.6	53.3
Efficiency ratio – adjusted[1]	**50.4**	50.9	51.4	53.2	50.5
Net interest margin (fully taxable equivalent)	**3.66**	3.58	3.52	3.74	3.89
CAPITAL RATIOS					
Average equity to average assets	**10.5 %**	9.9 %	9.7 %	10.1 %	10.6 %
Equity to assets at year-end	**9.8**	10.6	9.5	9.7	10.3
Risk-based capital ratios:					
Tier 1 capital	**11.5**	12.3	9.1	9.0	9.3
Total capital	**15.8**	17.4	14.2	14.3	14.4
Tier 1 leverage ratio	**8.5**	9.9	7.2	7.2	7.2
Tangible common equity[2]	**6.2**	5.3	5.7	6.0	6.6
Tier 1 common equity to risk-weighted assets[2]	**8.5**	7.1	7.2	7.6	8.5
CREDIT QUALITY RATIOS[3]					
Nonperforming loans and leases as a percentage of total loans and leases	**2.56 %**	1.43 %	.55 %	.31 %	.31 %
Nonperforming assets as a percentage of:					
Total assets	**2.65**	1.34	.52	.29	.27
Loans and leases plus foreclosed property	**4.07**	2.04	.76	.42	.40
Net charge-offs as a percentage of average loans and leases	**1.74**	.89	.38	.27	.30
Allowance for loan and lease losses as a percentage of loans and leases held for investment	**2.51**	1.62	1.10	1.07	1.11
Ratio of allowance for loan and lease losses to net charge-offs	**1.47 x**	1.85 x	2.97 x	4.12 x	3.84 x

[1] Excludes securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges and revaluations, unusual gains from extinguishments of debt, the sale of a payroll processing business and the sale of BB&T's ownership interest in Visa; unusual costs associated with a special FDIC assessment, a contingency reserve and adjustments related to leveraged lease settlements.

[2] Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used by the Supervisory Capital Assessment Program to calculate these ratios.

[3] Loans and leases are net of unearned income and include loans held for sale, covered loans and foreclosed property.

GENERAL INFORMATION

FORM 10-K
BB&T Corporation files an Annual Report on Form 10-K with the Securities and Exchange Commission each year. A copy of this report may be obtained upon written request to:

Daryl N. Bible
Senior Executive Vice President and
Chief Financial Officer
BB&T Corporation
200 West Second Street
PO Box 1250
Winston-Salem, NC 27102-1250

CORPORATE HEADQUARTERS
BB&T Corporation
200 West Second Street
PO Box 1250
Winston-Salem, NC 27102-1250
336-733-2000

EQUAL OPPORTUNITY EMPLOYER
BB&T Corporation is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotions, transfers and all other personnel policies will continue to be free from discriminatory practices.

TRANSFER AGENT
Branch Banking and Trust Company
Shareholder Services
Attn: Stock Transfer
223 West Nash Street
Wilson, NC 27893

SHAREHOLDER SERVICES
Shareholders seeking information regarding dividends, lost certificates or other general information should contact:

Shareholder Services
336-733-3477 or toll-free 800-213-4314

Please submit address changes through our website by calling Shareholder Services or by writing to:
BB&T Shareholder Services
150 South Stratford Road
Suite 300
Winston-Salem, NC 27104

ANALYST INFORMATION
Analysts, investors and others seeking additional financial information should contact:

Tamera L. Gjesdal
Senior Vice President
Investor Relations
336-733-3058

CLIENTS
Clients seeking assistance with BB&T products and services should call 1-800-BANK BBT (1-800-226-5228).

NEWS MEDIA
News media representatives seeking information should contact:

Cynthia A. Williams
Senior Vice President
Chief Corporate Communications Officer
336-733-1478

WEBSITE
Please visit www.BBT.com for information concerning BB&T's products and services, news releases, financial information, corporate governance practices and other material relating to BB&T.

BB&T

BB&T Corporation
200 West Second Street
PO Box 1250
Winston-Salem, NC 27102-1250

C0001125030

BB&T CORPORATION

March 8, 2010

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of BB&T Corporation scheduled for 11:00 A.M. Eastern Daylight Time on Tuesday, April 27, 2010, at Embassy Suites, 460 North Cherry Street, Winston-Salem, North Carolina 27101. The matters scheduled for consideration at the meeting are described in detail in the Notice of Annual Meeting of Shareholders and the Proxy Statement. In order to be sure your shares are voted at the meeting if you cannot attend, please complete, sign and return the enclosed proxy card or vote by using the telephone or the Internet as soon as possible.

Enclosed with the proxy materials is a copy of our Annual Report on Form 10-K, which includes, among other required disclosures, the Corporation's financial statements for the year ended December 31, 2009. Also included in the package is the 2009 Annual Review that contains additional information about the Corporation, including financial highlights, our letter to shareholders and other selected financial data.

We trust that this presentation will satisfy your informational needs, and, at the same time, provide you with a better understanding of both the financial history and strategic direction of BB&T Corporation.

Sincerely,



Kelly S. King
Chairman and Chief Executive Officer

BB&T CORPORATION
200 West Second Street
Winston-Salem, North Carolina 27101

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 27, 2010

TO THE SHAREHOLDERS OF
BB&T CORPORATION:

Notice is hereby given that the Annual Meeting of Shareholders of BB&T Corporation (the "Corporation" or "BB&T") will be held on Tuesday, April 27, 2010, at 11:00 A.M. Eastern Daylight Time, at Embassy Suites, 460 North Cherry Street, Winston-Salem, North Carolina 27101, for the following purposes:

(1) To elect eighteen directors to serve for one-year terms expiring at the 2011 Annual Meeting of Shareholders.

(2) To approve an amendment to the Corporation's articles of incorporation to increase the authorized number of shares of the Corporation's common stock, par value $5.00 per share ("Common Stock").

(3) To ratify the reappointment of PricewaterhouseCoopers LLP as the Corporation's independent registered public accounting firm for 2010.

(4) To vote on a shareholder proposal requesting reports with respect to BB&T's political contributions and related policies and procedures.

(5) To vote on a shareholder proposal regarding an amendment to the Corporation's bylaws to require an independent chair of the Board of Directors.

(6) To vote on a shareholder proposal requesting a report on BB&T's overdraft policies and practices.

(7) To transact such other business as may properly come before the meeting.

Pursuant to the provisions of the North Carolina Business Corporation Act, February 24, 2010 has been fixed as the record date for the determination of holders of BB&T Common Stock entitled to notice of and to vote at the Annual Meeting of Shareholders or any adjournment thereof. Accordingly, only shareholders of record at the close of business on the record date will be entitled to notice of and to vote at the Annual Meeting or any adjournment thereof. It is important that your shares of BB&T Common Stock be represented at this meeting to help ensure the presence of a quorum.

A copy of our Annual Report on Form 10-K, containing the financial statements of the Corporation for the year ended December 31, 2009, accompanies these proxy materials.

By Order of the Board of Directors



Kelly S. King
Chairman and Chief Executive Officer

March 8, 2010

Even if you plan to attend the Annual Meeting in person, please vote your shares of BB&T Common Stock by dating and signing the enclosed proxy and promptly mailing your proxy in the postage-paid, self-addressed envelope enclosed for this purpose. Alternatively, you may vote your shares of BB&T Common Stock by proxy by using the Internet or telephone as described in the proxy statement and on the form of proxy. If you attend the Annual Meeting, you may revoke your proxy and vote your shares in person.

BB&T CORPORATION
200 West Second Street
Winston-Salem, North Carolina 27101

PROXY STATEMENT

GENERAL INFORMATION

The enclosed proxy, for use at the Annual Meeting of Shareholders to be held on Tuesday, April 27, 2010, at Embassy Suites, 460 North Cherry Street, Winston-Salem, North Carolina 27101, at 11:00 A.M. Eastern Daylight Time, and any adjournment thereof (the "Annual Meeting"), is solicited on behalf of the Board of Directors of BB&T Corporation (the "Corporation" or "BB&T"). The approximate date that these proxy materials are first being sent to shareholders is March 8, 2010. All expenses incurred in this solicitation will be paid by the Corporation. In addition to the Corporation soliciting proxies by mail, over the Internet and by telephone, the Corporation's directors, officers and employees may solicit proxies on behalf of the Corporation without additional compensation. The Corporation has engaged Laurel Hill Advisory Group, LLC to act as its proxy solicitor and has agreed to pay it approximately $13,000 plus reasonable expenses for such services. Banks, brokerage houses and other institutions, nominees and fiduciaries are requested to forward the proxy materials to beneficial owners and to obtain authorization for the execution of proxies. Upon request, the Corporation will reimburse such parties for their reasonable expenses in forwarding proxy materials to beneficial owners.

Delivery of Proxy Materials

To reduce the expenses of delivering duplicate proxy materials to shareholders, the Corporation is relying upon Securities and Exchange Commission ("SEC") rules that permit it to deliver only one proxy statement and annual report to multiple shareholders who share an address, unless the Corporation receives contrary instructions from any shareholder at that address. All shareholders sharing an address will continue to receive separate proxy cards based on their registered ownership of BB&T Common Stock. Any shareholder sharing such an address who does not receive an individual proxy statement and annual report may write or call BB&T Shareholder Services as specified below and the Corporation will promptly send the materials to the shareholder at no cost. For future meetings, a shareholder may request separate copies of the Corporation's proxy statement and annual report or request that the Corporation only send one set of these materials if the shareholder is receiving multiple copies, by contacting BB&T Shareholder Services, P.O. Box 1290, Winston-Salem, North Carolina 27102, or by telephoning BB&T Shareholder Services toll-free at 1-800-213-4314.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held April 27, 2010:

A copy of this Proxy Statement is available on the Corporation's website at *http://www.bbt.com/bbt/about/financialprofile/proxystatement.html.* Also available at the Corporation's website is the 2009 Annual Review, which highlights summary financial information about BB&T, and various reports that BB&T files with the SEC, including the Annual Report on Form 10-K for the year ended December 31, 2009.

Admission Policy

The Annual Meeting of Shareholders will begin promptly at 11:00 A.M. Eastern Daylight Time. ***All attendees must present a valid photo identification or other satisfactory proof of identification to be admitted to the Annual Meeting.*** Cameras (including cellular phones or PDAs with photographic capabilities), recording devices and other electronic devices, and the use of cellular phones or PDAs, will not be permitted at the Annual Meeting. Representatives will be at the entrance to the Annual Meeting and these representatives will have the authority, on the Corporation's behalf, to determine whether the admission policy and procedures have been followed and whether you will be granted admission to the Annual Meeting.

Attendance at the Annual Meeting is limited to:

(1) Shareholders who own shares directly with the Corporation ("record holders").

(2) Shareholders whose shares are held for them by banks, brokerages or other intermediaries ("beneficial holders"). Beneficial holders must present evidence of their ownership, such as a recent proxy or letter from the bank, broker or other nominee confirming ownership, or the relevant portion of a bank or brokerage firm account statement.

(3) Authorized representatives of entities who are beneficial holders. In addition to any evidence required under (2), above, authorized representatives must present: (a) a letter from the record holder certifying to the beneficial ownership of the entity they represent and (b) a letter from the entity certifying to their status as an authorized representative.

Voting Methods

The accompanying proxy is for use at the Annual Meeting if a shareholder either is unable to attend in person or will attend but wishes to vote by proxy. Shares may be voted by completing the enclosed proxy card and mailing it in the postage-paid envelope provided, voting over the Internet or using a toll-free telephone number. Please refer to the proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available. Shareholders who vote over the Internet may incur costs, such as telephone and Internet access charges, for which the shareholder is responsible. The Internet and telephone voting facilities for eligible shareholders of record will close at 11:59 P.M., Eastern Daylight Time, on April 26, 2010. Specific instructions to be followed by any shareholder interested in voting via the Internet or telephone are shown on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate a shareholder's identity and to allow a shareholder to vote his or her shares and confirm that his or her instructions have been properly recorded. If a shareholder's proxy does not reference Internet or telephone information because the shareholder is not the registered owner of the shares, the shareholder should complete and return the paper proxy card in the self-addressed, postage-paid envelope provided. The proxy may be revoked by a shareholder at any time before it is exercised by filing with the Corporate Secretary of BB&T an instrument revoking it, filing a duly executed proxy bearing a later date (including a proxy given over the Internet or by telephone), or by attending the meeting and electing to vote in person. **Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy**.

Record Date; Shares Outstanding

Pursuant to the provisions of the North Carolina Business Corporation Act, February 24, 2010 has been fixed as the record date for the determination of holders of BB&T Common Stock entitled to notice of and to vote at the Annual Meeting. Each share of BB&T Common Stock issued and outstanding on February 24, 2010 is entitled to one vote on all proposals at the meeting, except that shares held in a fiduciary capacity by Branch Banking and Trust Company ("Branch Bank") and certain other BB&T affiliates may only be voted in accordance with the instruments creating the fiduciary capacity. As of the close of business on February 24, 2010, there were 691,504,957 shares of BB&T Common Stock outstanding and entitled to vote.

Quorum; Votes Required

Quorum. In order to conduct the Annual Meeting, a majority of shares of BB&T Common Stock outstanding at the record date must be present in person or by proxy. This is called a quorum. Shareholders who deliver valid proxies or vote in person at the meeting will be considered part of the quorum. Once a share is represented for any purpose at the meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjourned meeting. Abstentions and broker "non-votes" (which are explained below) will be counted as present and entitled to vote for purposes of determining a quorum.

Broker Non-Votes. A broker "non-vote" occurs when your broker submits a proxy for your shares but does not indicate a vote for a particular proposal because the broker does not have authority to vote on that proposal and has not received specific voting instructions from you. Broker non-votes are not counted as votes against the proposal in question or as abstentions, nor are they counted to determine the number of votes present for the particular proposal. Under the rules of the New York Stock Exchange (the "NYSE"), if your broker holds shares in your name and delivers this Proxy Statement to you, the broker generally has the authority to vote the shares on certain "routine" matters. Proposals 2 and 3 are each matters that the Corporation believes will be considered "routine"; even if the broker does not receive voting instructions from you, the broker is entitled to vote your shares in connection with such proposals. Proposals 1, 4, 5 and 6 are matters the Corporation believes will be considered "non-routine"; the broker is not entitled to vote your shares on such proposals without your instructions.

Abstentions. If you abstain from voting on a particular matter, your vote will be counted as present for determining whether a quorum exists but will not be treated as cast either for or against that matter.

Required Vote.

Proposal 1: Election of Directors. In Proposal 1, eighteen director nominees have been recommended for election to the Board of Directors by the Nominating and Corporate Governance Committee of the Board. Directors are elected by a plurality of the votes cast at the Annual Meeting. "Plurality" means that the nominees receiving the largest number of votes cast are elected as directors up to the maximum number of directors to be elected at the meeting. Shares not voted, whether by marking **"ABSTAIN"** on the proxy card or otherwise, will have no impact on the election of directors. A properly executed proxy will be voted **"FOR"** each of the eighteen nominees for director unless you mark the proxy card **"WITHHOLD ALL"** or **"FOR ALL EXCEPT."** Marking the proxy card **"WITHHOLD ALL"** will withhold your vote as to all nominees for director. Marking the proxy card **"FOR ALL EXCEPT"** will direct that your shares be voted for all nominees except that your shares will be withheld as to the nominees that you specify. In determining the slate of directors for election at the Annual Meeting of Shareholders in 2011, the Board will take into serious consideration a significant number of **"WITHHOLD"** votes for a member or members of the Board in the director election at the upcoming Annual Meeting. As discussed above, under NYSE rules, if your broker holds shares in your name and delivers this Proxy Statement to you, the broker is not entitled to vote your shares on Proposal 1 without your specific instructions.

Proposal 2: Increase in the Number of Shares of Authorized Common Stock. A majority of votes cast at the Annual Meeting are required to approve Proposal 2, a proposal to approve an amendment to the Corporation's articles of incorporation to increase the authorized number of shares of the Corporation's common stock. If a shareholder provides specific voting instructions on a properly executed proxy, his or her shares will be voted as instructed. If a shareholder holds shares in his or her name and returns a properly executed proxy without giving specific voting instructions, the shareholder's shares will be voted **"FOR"** Proposal 2. As discussed above, under NYSE rules, if your broker holds shares in your name and delivers this Proxy Statement to you, the broker may vote your shares on Proposal 2 even if you do not provide specific voting instructions.

Proposal 3: Ratification of Auditors. A majority of votes cast at the Annual Meeting are required to approve Proposal 3, a proposal to ratify the reappointment of PricewaterhouseCoopers LLP as the Corporation's independent registered public accounting firm for 2010. If a shareholder provides specific voting instructions on a properly executed proxy, his or her shares will be voted as instructed. If a shareholder holds shares in his or her name and returns a properly executed proxy without giving specific voting instructions, the shareholder's shares will be voted **"FOR"** Proposal 3. As discussed above, under NYSE rules, if your broker holds shares in your name and delivers this Proxy Statement to you, the broker may vote your shares on Proposal 3 even if you do not provide specific voting instructions.

Proposals 4-6: Shareholder Proposals. A majority of votes cast at the Annual Meeting is required to approve Proposals 4, 5 and 6. Proposal 4 is a shareholder proposal requesting reports with respect to BB&T's political contributions and related policies and procedures. Proposal 5 is a shareholder proposal regarding an amendment to the Corporation's bylaws to require an independent chair of the Board of Directors. Proposal 6 is a shareholder proposal requesting a report on BB&T's overdraft policies and practices. If a shareholder provides specific voting instructions on a properly executed proxy, his or her shares will be voted as instructed. If a shareholder holds shares in his or her name and returns a properly executed proxy without giving specific voting instructions, the shareholder's shares will be voted **"AGAINST"** Proposals 4, 5 and 6. As discussed above, under NYSE rules, if your broker holds shares in your name and delivers this Proxy Statement to you, the broker is not entitled to vote your shares on Proposals 4, 5 and 6 without your specific instructions.

SECURITY OWNERSHIP

The table below sets forth the beneficial ownership of BB&T Common Stock by all directors, the Named Executive Officers as set forth below under "Compensation of Executive Officers—2009 Summary Compensation Table" (collectively, the "NEOs") and all directors and executive officers of the Corporation as a group as of February 24, 2010. Unless otherwise indicated, all persons listed below have sole voting and investment powers over all shares beneficially owned. No shareholder is known to the Corporation to be the beneficial owner of more than five percent of the outstanding shares of BB&T Common Stock as of February 24, 2010.

	Amount and Nature of Beneficial Ownership		
Name of Beneficial Owner/Number of Persons in Group	Shares of Common Stock Beneficially Owned(1)	Shares of Common Stock Subject to Right to Acquire(2)	Percentage of Common Stock
John A. Allison IV	674,812(3)	1,694,757	*
Jennifer S. Banner	8,547	14,907	*
K. David Boyer, Jr.	7	—	*
Anna R. Cablik	4,152	13,187	*
Ronald E. Deal	37,951(4)	43,089	*
Barry J. Fitzpatrick	334,994	1,544	*
J. Littleton Glover, Jr.	165,278(5)	—	*
L. Vincent Hackley, PhD	3,528(6)	43,167	*
Jane P. Helm	12,071	23,102	*
John P. Howe III, M.D.	4,255(7)	14,907	*
Kelly S. King	233,438(8)	741,910	*
James H. Maynard	498,835(9)	43,440	*
Albert O. McCauley	82,754(10)	45,191	*
J. Holmes Morrison	30,109(11)	96,952	*
Nido R. Qubein	142,175(12)	43,380	*
Thomas E. Skains	2,500(13)	—	*
Thomas N. Thompson	542,064(14)	4,037	*
Stephen T. Williams	385,723(15)	4,037	*
Daryl N. Bible	—	73,612	*
Robert E. Greene	53,403	360,903	*
Christopher L. Henson	56,530(16)	177,840	*
C. Leon Wilson III	88,621(17)	290,585	*
Directors and executive officers as a group (27 persons)	3,477,952(18)	4,464,827	1.15%

* Less than 1%.

(1) As reported to BB&T by the directors, executive officers, and includes shares held by spouses, minor children, affiliated companies, partnerships and trusts as to which each such person has beneficial ownership. With respect to executive officers, also includes shares allocated to such persons' individual accounts under the BB&T Corporation 401(k) Savings Plan and the BB&T Corporation Non-Qualified Defined Contribution Plan.

(2) Amount includes options to acquire shares of BB&T Common Stock that are or become exercisable within sixty days of February 24, 2010 and Restricted Stock Units that will vest within sixty days of that date.

(3) Amount includes 333,508 shares jointly owned with spouse with shared investment and voting powers and 195,770 shares held by spouse with sole investment and voting powers.

(4) Amount includes 31,960 shares held in a trust for which Mr. Deal, as co-trustee, shares investment and voting powers and 2,270 shares held by spouse with sole investment and voting powers.

(5) Amount includes 27,171 shares held by Mr. Glover, as custodian for his children, and 21,325 shares held by affiliated companies of Mr. Glover with sole investment and voting powers.

(6) Amount includes 146 shares jointly owned with spouse with shared investment and voting powers.

(7) Amount includes 1,000 shares jointly owned with spouse with shared investment and voting powers.

(8) Amount includes 1,584 shares held by Mr. King, as custodian for a child, and 80,438 shares held by spouse with sole investment and voting powers. Amount also includes 39,048 shares pledged as security.

(9) Amount includes 396,850 shares held by an affiliate holding company of Mr. Maynard with sole investment and voting powers and 30,387 shares held by spouse with sole investment and voting powers. Amount also includes 264,050 shares held by an affiliate holding company of Mr. Maynard pledged as security.

(10) Amount includes 76,109 shares pledged as security.

(11) Amount includes 12,002 shares held in a trust by spouse, as trustee, with sole investment and voting powers.

(12) Amount includes 13,641 shares held by spouse with sole investment and voting powers and 10,196 shares held by spouse, as custodian, for children with sole investment and voting powers and 27 shares held by son.

(13) Amount includes 2,500 shares jointly owned with spouse with shared investment and voting powers.

(14) Amount includes 3,110 shares held by Mr. Thompson as trustee in trusts for his children and 2,259 shares held by his son. Amount also includes 272,640 shares pledged as security.

(15) Amount includes 10,235 shares held by Mr. Williams as trustee in trusts for his children, 1,149 shares held by Mr. Williams, as custodian for his children and 24,885 shares held by spouse with sole investment and voting powers. Amount also includes 348,594 shares pledged as security.

(16) Amount includes 6 shares held as custodian for minor children.

(17) Amount includes 3,660 shares held as custodian for minor children. Amount also includes 28,372 shares pledged as security.

(18) Amount includes 1,033,808 shares pledged as security.

PROPOSAL 1—ELECTION OF DIRECTORS

The Corporation's bylaws provide that the number of directors shall be not less than three nor more than twenty-five, as determined from time to time by the Board of Directors. The Corporation's Board of Directors currently consists of eighteen persons.

Each of the eighteen nominees listed below for election as a director of the Corporation currently serves on the Board of Directors. The nominees, if elected, will each serve for a one-year term expiring at the Annual Meeting of Shareholders in 2011.

In connection with the merger of One Valley Bancorp, Inc. into the Corporation in 2000, the Corporation agreed in the merger agreement that J. Holmes Morrison, a director, would be named to the Corporation's Board of Directors to serve for so long as he is elected and qualifies, subject to the right of removal for cause, and that Mr. Morrison would be appointed to serve on the Executive and Risk Management Committee during such tenure. Pursuant to the terms of the merger agreement, the Corporation's Board is re-nominating Mr. Morrison to serve for a one-year term that will expire at the Annual Meeting of Shareholders in 2011.

The Corporation's bylaws permit the Board of Directors to appoint new directors to the Board to fill vacancies on the Board and to serve until such time as the director is nominated for election to the Board at the next Annual Meeting of Shareholders. Pursuant to such bylaws, on June 23, 2009, August 25, 2009 and October 27, 2009, the Board of Directors appointed Thomas E. Skains, J. Littleton Glover, Jr. and K. David Boyer, Jr., respectively, to serve as members of the Board. Each of Messrs. Skains, Glover and Boyer is a nominee for election as a director of the Corporation for a one-year term that will expire at the Annual Meeting of Shareholders in 2011.

Under the Corporation's director retirement policy, a director is permitted to serve through the calendar year in which such director reaches age 70. Pursuant to this policy, Nelle R. Chilton and Tom D. Efird retired as directors of the Corporation on December 31, 2009.

The persons named as attorneys-in-fact in the accompanying proxy are expected to vote to elect the eighteen nominees listed below as directors, unless authority to so vote is withheld. Although the Corporation's Board of Directors expects that each of the nominees will be available for election, if a vacancy in the slate of nominees occurs, it is intended that shares of BB&T Common Stock represented by proxies will be voted for the election of a substitute nominee selected by the persons named as attorneys-in-fact in the accompanying proxy or the Board may reduce the number of persons to be elected by the number of persons unable to serve. Holders of BB&T Common Stock do not have cumulative voting rights in the election of directors.

A candidate for election as a director of the Corporation is nominated to stand for election based on his or her professional experience, recognized achievement in his or her respective field, an ability to contribute to some aspect of BB&T's business and the willingness to make the commitment of time and effort required of a BB&T director. Maturity of judgment and community leadership are important for members of the Board of Directors. Each of the below-listed nominees has been identified as possessing good judgment, strength of character, and an independent mind, as well as a reputation for integrity and the highest personal and professional ethics. Each nominee also brings a strong and unique background and set of skills to the Board of Directors, giving the Board of Directors, as a whole, competence and experience in a wide variety of areas. The names of the nominees for election to the Corporation's Board of Directors, their principal occupations for at least the previous five years, and certain other information with respect to such persons are set forth below.

NOMINEES FOR ELECTION AS DIRECTORS FOR A ONE-YEAR TERM EXPIRING IN 2011

Name, Residence, Length of Tenure as a Director of BB&T or BB&T Financial(1), Independence, BB&T Board Committee	Business Experience and Other Qualifications



John A. Allison IV

Lewisville, NC

Director since 1986

Not independent

Executive and Risk Management Committee

Mr. Allison, 61, served as the Chairman of BB&T Corporation from 1989 to December 2009 and the Chief Executive Officer of BB&T Corporation and Chairman and Chief Executive Officer of Branch Bank from 1989 to December 2008.

As the previous Chairman and Chief Executive Officer of BB&T, Mr. Allison brings deep institutional knowledge and perspective regarding BB&T's strengths, challenges and opportunities. He possesses extensive public company and financial services industry experience. Mr. Allison also is actively involved in educational and community organizations. He currently serves on the Wake Forest University Baptist Medical Center Board of Visitors, the Board of Visitors for the Center for Organizational Leadership and Ethics at The Fuqua School of Business at Duke University, and the Kenan-Flagler Business School at UNC-Chapel Hill. He is a past member of the Board of Directors of The Financial Services Roundtable and The Clearing House. Mr. Allison was recognized by the Havard Business Review as one of the world's top 10 CEO's over the last 10 years. In addition, Mr. Allison recently was awarded the *American Banker* Lifetime Achievement Award for 2009 and inducted into the North Carolina Business Hall of Fame for his significant contributions to BB&T and the financial services industry. Mr. Allison currently serves as a Distinguished Professor of Practice on the faculty of the Wake Forest University School of Business.



Jennifer S. Banner

Knoxville, TN

Director since 2003

Independent

Compensation Committee

Nominating and Corporate Governance Committee

Ms. Banner, 50, has served as Chief Executive Officer of Schaad Companies, LLC (diversified holding company) since 2008; President and Chief Executive Officer of SchaadSource, LLC since June 2006 and Chief Executive Officer of SchaadProperties from 2005 through June 2006 (real estate construction and development); and CPA and Principal of Pershing Yoakley & Associates, P.C. (public accounting) from 1987 to January 2005.

Ms. Banner brings to BB&T experience and skills in public accounting, as well as financial industry and governance perspective and experience from her service on the Boards of Directors of First Vantage Bank and First Virginia Banks, Inc. In addition, Ms. Banner has experience with community-oriented organizations and the construction and real estate development industries. Ms. Banner qualifies as an "audit committee financial expert" under SEC guidelines.

Other Directorships: Ocho Company, General Partnership since 2006, Knoxville Museum of Art since 2005, Tennessee Aquatics, Inc. since 1995 and Halcyon, LLC since 2009.

Name, Residence, Length of Tenure as a Director of BB&T or BB&T Financial(1), Independence, BB&T Board Committee	Business Experience and Other Qualifications



K. DAVID BOYER, JR.

Oakton, VA

New Director (2009)

Independent

Audit Committee

Mr. Boyer, 58, has served as Chief Executive Officer of GlobalWatch Technologies, Inc. (information security consulting and software engineering) since 2001.

Prior to his election to the BB&T Board, Mr. Boyer served for 11 years on Branch Bank's local advisory board in Washington, D.C. This experience has provided Mr. Boyer a thorough understanding of BB&T's banking organization and its values and culture. Mr. Boyer has skills and extensive experience with risk management, accounting and finance, as well as information management, information assurance and anti-terrorism assistance services. As a member of the Commonwealth of Virginia's Treasury Board, he participates in supervising the investment of state funds.

Other Directorships: Commonwealth of Virginia Treasury Board since 2002 and GlobalWatch Technologies, Inc. since 2001.



ANNA R. CABLIK

Marietta, GA

Director since 2004

Independent

Audit Committee

Ms. Cablik, 57, has served as the President of Anasteel & Supply Company, LLC (reinforcing steel fabricator) since 1994; and President of Anatek Inc. (general contractor) since 1982.

Ms. Cablik brings entrepreneurial and business-building skills and experience to BB&T, having successfully founded and grown several businesses. Her extensive career managing a diverse portfolio of projects provides risk assessment skills and experience to the Board of Directors. Additionally, as the owner and operator of a company, Ms. Cablik has over 20 years of experience overseeing the preparation of financial statements and the review of accounting matters.

Other Directorships: Director of Georgia Power Company since 2001.

Name, Residence, Length of Tenure as a Director of BB&T or BB&T Financial(1), Independence, BB&T Board Committee	Business Experience and Other Qualifications
 **RONALD E. DEAL** Hickory, NC Director since 1986 Independent Compensation Committee Nominating and Corporate Governance Committee (Chair)	Mr. Deal, 66, has served as Chairman of Wesley Hall, Inc. (furniture manufacturer) since 1990. Mr. Deal has been a member of the BB&T Board for nearly 25 years and during that time has helped guide BB&T through its transformation from a small North Carolina bank into one of the 10 largest financial services institutions in the nation. Mr. Deal's institutional knowledge and longstanding Board service make him a uniquely qualified member of the Board. Mr. Deal brings executive decision making skills and business acumen to BB&T from his service as the Chairman of Wesley Hall, a fourth generation family company manufacturing in the upper segment of the upholstered furniture market, which has successfully grown from around 30 employees to well over 250 employees during a time when the furniture industry has faced significant challenges. *Other Directorships:* Chairman of Wesley Hall, Inc. since 1990 and Wake Forest University Board of Trustees since 2003.
 **BARRY J. FITZPATRICK** Williamsburg, VA Director since 2003 Not independent Executive and Risk Management Committee	Mr. Fitzpatrick, 70, has served as the Chairman of the Board of Trustees of Marymount University since 2002; Chairman of Branch Bank-Virginia from 2003 to December 2006; President and Chief Executive Officer of Branch Bank-Virginia from July 2003 to February 2004; and Chairman, President and Chief Executive Officer of First Virginia Banks, Inc. from 1995 to 2003. Mr. Fitzpatrick has extensive financial industry experience, and brings both financial services and corporate governance perspective to BB&T as the former Chairman, President and Chief Executive Officer of First Virginia Banks, Inc. (which merged with BB&T in 2003). Mr. Fitzpatrick is a member of the American Bankers Association's Board of Directors and is a former president of the Virginia Bankers Association. These experiences provide the BB&T Board with expanded perspective regarding other financial services institutions and the relevant risk and opportunities facing the banking industry. Mr. Fitzpatrick is active in civic and community activities and contributes to BB&T his experience as a member of the Board of Trustees of the Virginia Foundation for Independent Colleges and on the Executive Advisory Board of the Virginia Coalfield Economic Development Authority. *Other Directorships:* Director of First Virginia Banks, Inc. from 1995 to 2003 and Trustee of Marymount University since 1996.

Name, Residence, Length of Tenure as a Director of BB&T or BB&T Financial(1), Independence, BB&T Board Committee	Business Experience and Other Qualifications
 **J. Littleton Glover, Jr.** Newnan, GA New Director (2009) Independent Compensation Committee Nominating and Corporate Governance Committee	Mr. Glover, 67, has served as the President and Chief Executive Officer of Batson-Cook Development Company (commercial real estate development) since 1975; Vice President and General Counsel, Batson-Cook Company (construction) since 1974; attorney at Glover & Davis, P.A. since 1967; Director of Branch Bank from 1999 to August 2009; and Chairman of Piedmont Newnan Hospital Foundation since 2007. Prior to his election to the BB&T Board, Mr. Glover served for over 10 years on Branch Bank's board, providing him with a thorough understanding of BB&T's banking organization, values and culture, as well as an understanding of the financial services industry. Mr. Glover has an extensive background in law and finance, and brings executive decision making and risk assessment skills as a result of his experience in the real estate and construction industries. Mr. Glover's experience in real estate development is especially important as BB&T manages through the current downturn, much of which is real estate driven. *Other Directorships:* Director of Glover & Davis, P.A., since 1967, Batson-Cook Development Company since 1975, Batson-Cook Company from 1974 to 2008, Branch Bank from 1999 to August 2009, ValuTeachers, Inc. since 2000, Georgia Lawyers Insurance Company from 2002 to 2009, Piedmont Newnan Hospital Foundation since 2007 and Advisory Director of Georgia Lawyers Insurance Company since 2009.
 **L. Vincent Hackley, PhD** Chapel Hill, NC Director since 1992 Independent Audit Committee	Dr. Hackley, 69, has served as President and Chief Executive Officer of Hackley & Associates of North Carolina (consultant for character, ethics and leadership development) since 1999; Chancellor (interim) of Fayetteville State University from July 2007 to July 2008; Chancellor (interim) of North Carolina Agricultural and Technical State University from June 2006 to July 2007; Consultant (since 1994) and Chairman (1994 to 2001) of Character Counts! Coalition (public service). Dr. Hackley's experience as a higher education CEO gives him particularly keen insight with respect to various budget and audit matters as well as the oversight, governance and management of large organizations. In addition to his professional experiences and skills, Dr. Hackley brings to BB&T experience with charitable and community-oriented organizations. *Other Directorships:* Director of Tyson Foods, Inc. since 1992, Blue Cross and Blue Shield of North Carolina since 1993, AAA Carolinas' Foundation for Traffic Safety since 1996, Southern Poverty Law Center since 2002 and NC Methodist Home for Children since July 2009.

Name, Residence, Length of Tenure as a Director of BB&T or BB&T Financial(1), Independence, BB&T Board Committee	Business Experience and Other Qualifications
 **JANE P. HELM** Arden, NC Director since 1997 Independent Compensation Committee (Chair) Nominating and Corporate Governance Committee	Ms. Helm, 67, served as Vice Chancellor of Business Affairs, Appalachian State University from 1994 to 2006. Previously she was associate dean for finance and administration and treasurer at New York Law School for nine years and served Radford University in various business and administrative roles, beginning in 1980. During her tenure in university management, Ms. Helm developed skill for managing complex capital projects and deploying limited resources. She brings her analytical, risk management and oversight skills to BB&T. Ms. Helm also has extensive finance experience having served as the functional equivalent of a chief financial officer to universities for over 28 years. Ms. Helm holds a Masters of Accountancy Degree and qualifies as an "audit committee financial expert" under SEC guidelines. She previously served as the Chair of BB&T's Audit Committee.
 **JOHN P. HOWE III, M.D.** Washington, D.C. Director since 2005 Independent Audit Committee (Chair)	Dr. Howe, 67, has served as President and Chief Executive Officer of Project HOPE (international health foundation) since 2001. Through his experience as the President and Chief Executive Officer of Project HOPE (Health Opportunities for People Everywhere), Dr. Howe brings to the BB&T Board experience and guidance on how a large institution successfully executes its vision and mission in the face of meaningful obstacles. Dr. Howe also has experience in finance through his role with Project HOPE and formerly as President of the University of Texas Health Science Center at San Antonio for over 15 years. Dr. Howe qualifies as an "audit committee financial expert" under SEC guidelines. *Other Directorships:* Director of Maximus Federal Services, Inc. (conducts Medicare related reconsiderations as a qualified independent contractor) since January 2009, Project Hope since 2001, Trustee of the Southwest Foundation for Biomedical Research and the Southwest Research Institute since 1985, Trustee of Texas Research & Technology Foundation since 1991, Chairman of the Board of Overseers of Harvard College Committee to Visit the Medical School and School of Dental Medicine from 2003 to 2009 and Trustee of Boston University since 2007 and Vice Chairman since 2008.

Name, Residence, Length of Tenure as a Director of BB&T or BB&T Financial(1), Independence, BB&T Board Committee	Business Experience and Other Qualifications
 **KELLY S. KING** Winston-Salem, NC Director since 2008 Not independent Executive and Risk Management Committee	Mr. King, 61, has served as Chairman of BB&T since January 2010; President and Chief Executive Officer of BB&T Corporation and Chairman and Chief Executive Officer of Branch Bank since January 2009; Chief Operating Officer of BB&T Corporation and Branch Bank from June 2004 to December 2008; and President of BB&T Corporation from 1996 to June 2004. Through his 38 years of service to BB&T, including over 27 years as a member of Executive Management, Mr. King has developed a deep institutional knowledge and perspective regarding BB&T's strengths, challenges and opportunities. His service as a director for the Federal Reserve Bank of Richmond has provided the BB&T Board with valuable insight as to monetary policy and the regulation and supervision of financial services companies and their products. *Other Directorships:* Director of the Federal Reserve Bank of Richmond since 2009, The Financial Services Roundtable since January 2010 and The Clearing House since 2009.
 **JAMES H. MAYNARD** Raleigh, NC Director since 1985 Independent Executive and Risk Management Committee (Chair) Lead Director	Mr. Maynard, 70, has served as the Chairman and Chief Executive Officer of Investors Management Corporation (holding company) since 1970; and the Chairman of Golden Corral Corporation (restaurants) since 1971. Mr. Maynard brings strong leadership, entrepreneurial and business development skills to the BB&T Board from his experience in building a successful family restaurant chain into a stable, longstanding franchise in an extremely competitive industry. Mr. Maynard also provides governance and community-service skills and experience gained through his service on the Boards of Directors of Global TransPark Foundation, the ChildTrust Foundation, the Maynard Family Foundation and the Wake Education Partnership. Mr. Maynard qualifies as an "audit committee financial expert" under SEC guidelines. *Other Directorships:* Director of Investors Management Corporation since 1970; director of Golden Corral Corporation since 1971; and director of Variety Wholesalers, Inc. since 2006.

Name, Residence, Length of Tenure as a Director of BB&T or BB&T Financial(1), Independence, BB&T Board Committee	Business Experience and Other Qualifications
 **ALBERT O. MCCAULEY** Fayetteville, NC Director since 1993 Independent Audit Committee	Mr. McCauley, 69, has served as President and Chief Executive Officer of McCauley & McDonald Investments, Inc. (real estate investment) since 1978; and President of McCauley Moving & Storage of Fayetteville, Inc. from 1965 to 2002. Mr. McCauley's experience in managing an extensive portfolio of real estate investments provides risk assessment and management skills to BB&T. Mr. McCauley's understanding of the challenges facing commercial real estate development has proven especially valuable as BB&T works thorough the current financial downturn. Additionally, as the owner and operator of several sizable companies, Mr. McCauley has extensive experience in finance and the oversight of the preparation of financial statements and accounting matters. *Other Directorships:* Director of McCauley & McDonald Investments, Inc. since 1978.
 **J. HOLMES MORRISON** Charleston, WV Director since 2000 Independent Executive and Risk Management Committee	Mr. Morrison, 69, served as Executive Vice President of Branch Bank from 2000 to 2005; Chairman, President and Chief Executive Officer of One Valley Bancorp, Inc. from 1998 to 2000; and President and Chief Executive Officer of One Valley Bancorp, Inc. from 1991 to 1998. Mr. Morrison brings to BB&T extensive experience in the financial services industry and risk management through his experience as the Chairman, President and Chief Executive Officer of One Valley Bancorp (which merged with BB&T in 2000). In addition, Mr. Morrison's service on the boards of various educational and charitable foundations, including the Maier Foundation, Inc., the CAMC Foundation, the University of Charleston and The Orme School of Arizona, give him a unique perspective on the partnerships between various community and business organizations. *Other Directorships:* Director of Nexeon MedSystems, Inc. (medical device development—formerly Paragon Intellectual Properties, LLC) since 2006.

Name, Residence, Length of Tenure as a Director of BB&T or BB&T Financial(1), Independence, BB&T Board Committee	Business Experience and Other Qualifications
 **NIDO R. QUBEIN** High Point, NC Director since 1990 Not independent Executive and Risk Management Committee	Mr. Qubein, 61, has served as President of High Point University since 2005; Chairman of Great Harvest Bread Company since 2001; Chairman of Biz Life, Inc. (magazine publishing) since 1998; and Chairman of Creative Services, Inc. (publishing and consulting) from 1978 to 2006. Mr. Qubein has written a dozen books on leadership, sales, communication and marketing and serves as advisor to businesses and organizations throughout the world on how to brand and position their enterprises successfully. During his 20-year tenure on the BB&T Board, Mr. Qubein has provided key leadership and made important contributions to the development and successful execution of BB&T's strategy to be the "best of the best." His many entrepreneurial ventures and service on more than 30 volunteer boards over the course of his career contribute governance and community service skills and experience to BB&T. *Other Directorships:* Chairman of Great Harvest Bread Company since 2001; director of La-Z-Boy Incorporated since 2006.
 **THOMAS E. SKAINS** Charlotte, NC New Director (2009) Independent Compensation Committee Nominating and Corporate Governance Committee	Mr. Skains, 53, has served as Chairman, President and Chief Executive Officer of Piedmont Natural Gas Company, Inc. since 2003; President and Chief Operating Officer of Piedmont Natural Gas Company, Inc. from 2002 to 2003; and Senior Vice President (Marketing & Supply Services) of Piedmont Natural Gas Company, Inc. from 1995 to 2002. Mr. Skains brings extensive leadership and strategic planning experience to BB&T through his experience as the President and Chief Executive Officer and member of the Board of Directors of Piedmont Natural Gas, a publicly traded energy company. In addition, Mr. Skains has extensive community relations experience as a result of his service on the boards of the Charlotte Chamber of Commerce, the United Way of Central Carolinas and as Chairman of the Board of Trustees for Providence Day School, as well as his service as co-chair of the 2004 and 2005 American Heart Association Charlotte Metro Heart Walks and the 2006 Charlotte-Mecklenburg Arts and Science Council Annual Fund Drive. *Other Directorships:* Director of Piedmont Natural Gas Company, Inc. since 2002.

Name, Residence, Length of Tenure as a Director of BB&T or BB&T Financial(1), Independence, BB&T Board Committee	Business Experience and Other Qualifications
 **THOMAS N. THOMPSON** Owensboro, KY Director since 2008 Independent Compensation Committee Nominating and Corporate Governance Committee	Mr. Thompson, 61, has served as President of Thompson Homes, Inc. (home builder) since 1978; and a member of the Kentucky House of Representatives since 2003, including as the Chairman of the House Banking and Insurance Committee. As a member of the Kentucky legislature, Mr. Thompson provides BB&T with a unique perspective on risk management and the regulation of the financial services industry. Mr. Thompson also brings governance and community service skills and experience to the Board of Directors, having served as a director of various educational and community organizations, including Brescia University, Leadership Owensboro, Junior Achievement of Owensboro, Inc. and Cliff Hagen Boys and Girls Club. *Other Directorships:* Director of Branch Bank from October 2006 to December 2007.
 **STEPHEN T. WILLIAMS** Winston-Salem, NC Director since 2007 Independent Audit Committee	Mr. Williams, 50, has served as President of A. T. Williams Oil Company (gas stations, convenience stores, restaurants and travel centers) since 1995; and President and Chief Executive Officer of WilcoHess LLC since 2001. In addition to the management and oversight skills and experiences gained in serving as the top executive of A.T. Williams Oil Company, Mr. Williams has a unique perspective on the needs of customers within BB&T's footprint through his responsibility for the daily operations of a chain of over 400 gas stations, convenience stores, restaurants and travel centers in Alabama, Georgia, Tennessee, Virginia, Pennsylvania and the Carolinas. In addition, Mr. Williams has gained experience in building ties between business and the local community through his involvement with community-oriented organizations such as the Winston-Salem Alliance. Mr. Williams also has extensive experience in finance and qualifies as an "audit committee financial expert" under SEC guidelines. *Other Directorships:* Director of Wake Forest University Health Sciences since 2007.

(1) On February 28, 1995, the merger of BB&T Financial Corporation ("BB&T Financial") into Southern National Corporation was consummated and certain directors of BB&T Financial became directors of Southern National Corporation, which is now named "BB&T Corporation."

THE BOARD OF DIRECTORS OF THE CORPORATION RECOMMENDS A VOTE "FOR" EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.

CORPORATE GOVERNANCE MATTERS

The Board of Directors periodically reviews the Corporation's corporate governance policies, practices and procedures to ensure that the Corporation meets or exceeds the requirements of applicable laws, regulations and rules, including the Sarbanes-Oxley Act of 2002, the related rules of the SEC and the corporate governance listing standards of the NYSE. In this regard, the Corporation's ultimate purpose is to create a strong, sound and profitable financial services company with long-term growth and value for its shareholders.

Director Independence

As a part of its listing standards, the NYSE has adopted certain bright-line criteria that the Corporation's Board of Directors considers when determining director independence. Under the NYSE rules, the Board of Directors also broadly considers all other relevant facts and circumstances that bear on the materiality of each director's relationship with the Corporation, including the potential for conflicts of interest, when determining director independence. To assist the Board of Directors in making determinations of independence, the NYSE rules permit the Board to adopt categorical standards relating to director independence. The Corporation's Board of Directors has adopted such categorical standards, which, among others, incorporate the NYSE's bright-line criteria. Under these standards, a director must satisfy each of the following in order to be found independent by the Board of Directors:

- All loans to the director and his or her associates from the Corporation or its subsidiaries must be made in compliance with the provisions of Federal Reserve Board Regulation O and must be made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with others and must not involve more than the normal risk of collectibility or present other unfavorable features, and none of such credits may be classified as non-accrual, restructured or potential problem loans.
- All deposit, investment, fiduciary or other relationships between the director and the Corporation or any of its subsidiaries must be conducted in the ordinary course of business on substantially the same terms and conditions as available to other nonaffiliated customers for comparable transactions with the Corporation or the subsidiary involved.
- The Board of Directors must affirmatively determine that the director has no material relationship with the Corporation or any of its subsidiaries (directly or indirectly as a partner, shareholder or officer of an organization that has a relationship with the Corporation or any of its subsidiaries).
- The director is not permitted to have been an employee of the Corporation during the preceding three years and no member of the director's immediate family is permitted to have been an executive officer of the Corporation during the preceding three years.
- The director, including any member of the director's immediate family, is not permitted to have received more than $120,000 per year in direct compensation from the Corporation or any of its subsidiaries during the preceding three years, other than (a) director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service with the Corporation or any of its subsidiaries), (b) compensation received by the director for former service as an interim Chairman or CEO and (c) compensation received by an immediate family member for service as a non-executive employee of the Corporation or any of its subsidiaries.
- The director, including any member of the director's immediate family working in a professional capacity, is not permitted to have been affiliated with or employed by a present or former internal or external auditor of the Corporation during the preceding three years.
- The director, including any member of the director's immediate family, is not permitted to have been employed as an executive officer of another company where any of the executive officers of the Corporation or any of its subsidiaries has served on that company's compensation committee during the preceding three years.

- The director is not permitted to have been an executive officer or employee, and no member of the director's immediate family is permitted to have been an executive officer, of a company that has made payments to or received payments from the Corporation or any of its subsidiaries for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues for the preceding three years.

To assist the Board in its final determination of director independence, the Nominating and Corporate Governance Committee of the Board annually evaluates each prospective and incumbent director using the foregoing standards and such other factors that the Nominating and Corporate Governance Committee deems appropriate, and makes a recommendation to the Board regarding the independence or non-independence of each such person. As a part of the evaluation process, the Nominating and Corporate Governance Committee employs the use of a director independence matrix that, among other criteria, profiles each director's age, occupation, other publicly held company directorships, personal and affiliate loan and non-loan transactions with the Corporation and its subsidiaries, charitable contributions, relationships considered by the Nominating and Corporate Governance Committee in accordance with the Corporation's Related Person Transactions Policy and Procedures, and other relevant relationships, direct or indirect, that may affect the prospective or incumbent director's independence. After duly considering all such information, including Branch Bank's use of a construction company owned by Ms. Cablik's son to complete construction work on certain foreclosed property, Mr. Deal's post-retirement consulting agreement discussed below under "Compensation of Directors—Narrative to 2009 Director Compensation Table," the employment of Mr. Glover's step-son-in-law by an affiliate of the Corporation, Branch Bank's engagement of a real estate development company in which Mr. Glover is the President and CEO for due diligence and brokerage services, Branch Bank's engagement of a law firm in which Mr. Glover is a partner for legal services, and Branch Bank's engagement of a utility company in which Mr. Skains is the Chairman, President and CEO for natural gas services, the Corporation's Board of Directors has affirmatively determined that of the eighteen members of the Board, the following fourteen directors have no disqualifying material relationships with the Corporation or its subsidiaries and, are, therefore, independent: Messrs. Boyer, Deal, Glover, Hackley, Howe, Maynard, McCauley, Morrison, Skains, Thompson and Williams, and Mmes. Banner, Cablik and Helm. Except as previously described, no other transactions, relationships or arrangements were considered by the Board in determining that each of the foregoing directors is independent. The categorical standards referenced above, as well as other corporate governance initiatives adopted by the Corporation, are set forth in the Corporation's Corporate Governance Guidelines and are accessible at *http://www.bbt.com/bbt/about/corporategovernance/pdf/CorporateGovernanceGuidelines.pdf.*

Attendance and Committees of the Board

The Board of Directors has established the following committees: the Executive and Risk Management Committee, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee has been determined by the Board to be "independent" in accordance with the requirements of the NYSE (including the specific SEC and NYSE independence requirements for audit committee members) and the Corporation's Corporate Governance Guidelines. See "Director Independence" above. The charters of these committees are available for review on the Corporation's website at *http://www.bbt.com/bbt/about/corporategovernance/boardcommittees.html* and will be mailed to shareholders upon written request. Each committee has the authority to, as it deems appropriate, independently engage outside legal, accounting or other advisors or consultants. Regularly scheduled executive sessions for only non-management directors are held for all committees. Additionally, each committee annually conducts a review and evaluation of its performance. The current charter of each committee is reviewed and reassessed annually by the applicable committee to determine its adequacy in light of any changes to applicable rules and regulations.

Pursuant to the Corporation's Corporate Governance Guidelines, directors are expected to attend Board meetings, meetings of assigned committees, and annual meetings of shareholders. Each of the directors attended more than 75% of the Board of Directors' meetings and assigned committee meetings held in 2009 during the period for which he or she has been a director. During 2009, the Board of Directors held eight meetings; the

Executive and Risk Management Committee held nine meetings; the Audit Committee held eight meetings; the Compensation Committee held six meetings; and the Nominating and Corporate Governance Committee held four meetings. All of the Corporation's directors attended the Annual Meeting of Shareholders in 2009.

It also is anticipated that the committees of the Board will perform additional duties that are not specifically set out in their respective charters as may be necessary or advisable in order for BB&T to comply with certain laws, regulations or corporate governance standards, as the same may be adopted, amended or revised from time to time. A summary of the primary responsibilities of each of the committees follows:

Executive and Risk Management Committee. The Executive and Risk Management Committee generally is authorized to have and to exercise all of the powers of the Board between Board meetings, subject to restrictions imposed by the Corporation's bylaws and by statute. The Executive and Risk Management Committee reviews the Corporation's processes for identifying, assessing, monitoring and managing credit risk, liquidity risk, market risk, operational risk, reputational risk and business strategy risk, and periodically reviews and assesses the adequacy of the Corporation's risk management policies and procedures. The Executive and Risk Management Committee also is responsible for reviewing and recommending approval of policies related to management of the BB&T subsidiaries' investment portfolios, interest rate risk, loan portfolios and mortgage banking activities.

Audit Committee. The Audit Committee assists the Board in its oversight of the integrity of the Corporation's financial statements and disclosures and other internal control processes. The Audit Committee also (a) solely selects, retains, establishes the compensation for, and oversees and evaluates the qualifications, performance and independence of, the independent registered public accounting firm, (b) oversees the Corporation's internal audit function, (c) receives regular reports from the Corporation's internal auditor and (d) monitors the Corporation's compliance with legal and regulatory requirements. The Audit Committee has six members and the Board has determined that each member is financially literate, as determined in accordance with NYSE standards. The Audit Committee has engaged PricewaterhouseCoopers LLP as the Corporation's independent registered public accounting firm for 2010. See "Proposal 3—Ratification of PricewaterhouseCoopers LLP as Independent Registered Public Accounting Firm for 2010" below. See also "Audit Committee Report" below.

The SEC and the NYSE have established standards relating to audit committee membership and functions. With regard to such membership standards, the Board has determined that John P. Howe III, M.D., the Chair of the Audit Committee, and Stephen T. Williams each meet the requirements of an "audit committee financial expert" as defined by the SEC, and is independent and has the requisite financial literacy and accounting or related financial management expertise required generally of an audit committee member under the applicable standards of the SEC and the NYSE. Dr. Howe has been designated by the Board as the Corporation's "audit committee financial expert."

Compensation Committee. As provided in its charter, the Compensation Committee is appointed by the Board to discharge the duties of the Board related to executive compensation, to review and approve the Corporation's compensation philosophy and practices, and the compensation of the Chief Executive Officer (the "CEO") and the highest level of BB&T's management, who are referred to as "Executive Management." Each of the NEOs is a member of Executive Management. The Compensation Committee also (a) oversees the Corporation's short and long-term compensation plans and the NEO incentive compensation plans, (b) reviews and recommends action by the Board on the Corporation's various employee benefit plans, as appropriate, and (c) oversees risk management with respect to the Corporation's material incentive compensation arrangements. In addition, the Compensation Committee recommends to the full Board compensation for directors.

Consistent with the Corporation's pay-for-performance compensation philosophy, compensation for Executive Management is structured to emphasize variable pay based on performance. For a discussion of the elements comprising the compensation program for the NEOs, please refer to the "Compensation Discussion and Analysis" section below. With respect to the Chief Executive Officer, the Compensation Committee periodically reviews and approves corporate goals and objectives relevant to CEO compensation, evaluates the CEO's performance in light of those goals and objectives, and determines and approves the CEO's compensation. For members of Executive Management other than the CEO, the Compensation Committee receives recommendations from the CEO and, in its discretion, approves the compensation for these individuals. The Compensation Committee's decision relating to each Executive Management member's compensation (including the CEO) generally occurs on an annual basis and considers the aggregate amounts and mix of all the components of the individual's compensation package. For additional information on BB&T's compensation setting process, including the role of the CEO in determining compensation for other NEOs, please refer to the "Compensation Discussion and Analysis" section below.

In reviewing and recommending to the Board compensation and benefits for the directors, the Compensation Committee considers director compensation for a peer group of publicly-traded bank or financial services holding companies that the Compensation Committee has determined is an appropriate comparison group for this purpose. Retainers, meeting fees and equity compensation provided to directors generally are set so as to be comparable to the market median of such peer group. For additional information on the compensation paid to directors, please refer to the "Compensation of Directors" section below.

The Compensation Committee routinely engages an outside compensation consultant to make recommendations relating to overall compensation philosophy, the peer financial group to be used for external comparison purposes for Executive Management (including the NEOs) and director compensation, comparable base salary levels for Executive Management, short-term and long-term incentive compensation plans, appropriate performance parameters for such plans and related compensation matters. For a discussion of the role of the compensation consultant in determining executive compensation, as well as the use of competitive benchmarking and other analyses in the compensation setting process, please refer to the "Compensation Discussion and Analysis" section below.

Pursuant to its charter, the Compensation Committee is permitted to delegate to its Chair, a subcommittee of at least two members or to management such power as the Compensation Committee deems to be appropriate, except for the powers required by law or regulation to be exercised by the whole Committee.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews the composition and structure of the Board and its committees and evaluates the qualifications and independence of members of the Board on a periodic basis. The Nominating and Corporate Governance Committee considers the performance of incumbent directors in determining whether or not to nominate them for re-election. The Nominating and Corporate Governance Committee also (a) reviews qualified candidates for election as directors, as needed, (b) proposes the slate of director nominees for approval by the Board and subsequent election by shareholders, (c) recommends the composition of Board committee membership, and (d) administers the Corporation's Related Person Transactions Policy and Procedures. With regard to corporate governance, the Nominating and Corporate Governance Committee reviews the Corporation's Corporate Governance Guidelines and codes of ethics and recommends revisions, as needed, to the Board for approval. The Nominating and Corporate Governance Committee may periodically review and recommend director nomination procedures to the Board for adoption. See "Director Nominations" and "Other Matters—Proposals for 2011 Annual Meeting" below.

Board Leadership Structure

Chairman of the Board and Chief Executive Officer. The Board of Directors is led by the Chairman. BB&T's bylaws provide that the Chairman will preside over each Board meeting and will perform such other duties as may be incident to the office of Chairman, such as establishing the agenda for Board meetings. The bylaws also provide that it is the responsibility of the Board of Directors to elect the Chairman. BB&T's bylaws and Corporate Governance Guidelines each provide that the Chairman may also hold the position of Chief Executive Officer. BB&T's Chairman and/or Chief Executive Officer is not permitted to serve as a member of any standing Board committee, other than the Executive and Risk Management Committee. BB&T's Corporate Governance Guidelines provide that when the position of Chairman of the Board is not held by an independent director, the Board will appoint an independent Lead Director.

Kelly S. King, the Chief Executive Officer of BB&T, has served as Chairman of the Board of Directors since January 1, 2010. Mr. King succeeded John A. Allison IV as BB&T's Chief Executive Officer on January 1, 2009, upon Mr. Allison's retirement from BB&T. During 2009, Mr. Allison remained the Chairman of the BB&T Board of Directors. Prior to his retirement, Mr. Allison served as BB&T's Chairman and Chief Executive Officer for nearly 20 years.

The Board believes that having a unified Chairman and Chief Executive Officer is appropriate and in the best interests of BB&T and its shareholders. The Board believes that combining the Chairman and Chief Executive Officer roles provides the following advantages to BB&T:

- the Chief Executive Officer is the director most familiar with BB&T's business and industry and is best situated to lead discussions on important matters affecting the business of BB&T;
- combining the Chief Executive Officer and Chairman positions creates a firm link between management and the Board and promotes the development and implementation of corporate strategy; and
- combining the roles of Chief Executive Officer and Chairman contributes to a more efficient and effective Board, and, the Board believes it does not undermine the independence of the Board.

The Board also believes that BB&T's strong performance under Messrs. Allison and King, especially in light of the recent financial crisis, demonstrates the effectiveness of its leadership approach. The Board evaluates its leadership structure as a part of its annual self-evaluation, which is conducted by the Lead Director.

Independent Lead Director. BB&T's Corporate Governance Guidelines provide that when the Chairman is not independent, the Board will appoint a "Lead Director," who is required to be an independent director. The role of the Lead Director is to assist the Chairman and the remainder of the Board in assuring effective governance in overseeing the direction and management of BB&T. The Lead Director serves a two year term and may serve for multiple successive terms at the discretion of the Board. As enumerated in BB&T's Corporate Governance Guidelines, several of the Lead Director's specific responsibilities are to:

- preside at all meetings of the Board in which the Chairman is not present;
- suggest matters for inclusion on the Board agenda;
- establish the agenda for, and preside over, executive sessions of the Board when the Chairman of the Board does not participate and confer with the Chairman promptly following those executive sessions to convey the substance of the discussions, subject to any limitations specified during the sessions;
- lead the Board's annual review and evaluation of BB&T's executive management succession plan; and
- lead the Board's annual self-evaluation assessment.

The Board believes that the Lead Director serves an important corporate governance function by providing separate leadership for the non-management and independent directors. In January 2006, the Board designated and appointed James H. Maynard as the Lead Director and Mr. Maynard has served as the Lead Director since that time. The Board believes that each director, irrespective of that person's independence status, effectively represents the interests of BB&T's shareholders.

Nonmanagement Executive Sessions. Under the Corporation's Corporate Governance Guidelines, nonmanagement directors are required to meet in regular executive sessions of the Board of Directors at least three times per year and at such other times as they deem necessary or advisable. The Corporate Governance Guidelines also require independent directors to meet in executive session at least once a year. It is the Lead Director's, responsibility to preside over the nonmanagement and independent director executive sessions.

Corporate Governance Guidelines

The Board of Directors has adopted written Corporate Governance Guidelines, which provide the framework for fulfillment of the Board's corporate governance duties and responsibilities, taking into consideration corporate governance best practices and applicable laws and regulations. The Corporate Governance Guidelines address a number of matters applicable to directors, including director qualification standards and director independence requirements, share ownership guidelines, board responsibilities, retirement, meetings of nonmanagement directors and board compensation. The Corporate Governance Guidelines are available on the Corporation's website at *http://www.bbt.com/bbt/about/corporategovernance/pdf/CorporateGovernanceGuidelines.pdf.* A shareholder also may request a copy of the Corporate Governance Guidelines by contacting the Corporate Secretary, BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina 27101.

Related Person Transactions Policy and Procedures

Pursuant to the Corporation's Related Person Transactions Policy and Procedures, it is the Corporation's policy to enter into or ratify Related Person Transactions, as defined below, only when the Board of Directors, acting through the Nominating and Corporate Governance Committee, determines that the Related Person Transaction in question is consistent with the best interests of the Corporation and its shareholders. Under this written policy, any Related Person Transaction shall be consummated or shall continue only if the Nominating and Corporate Governance Committee (or the Chair, acting pursuant to delegated authority) approves or ratifies the transaction.

The term "Related Person Transaction" generally means a transaction, arrangement or relationship (or any series of the same) in which the Corporation (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect interest. A "Related Person" generally means a director, director nominee or executive officer of the Corporation; a person who is known to be the beneficial owner of more than five percent of any class of the Corporation's common stock; and any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the director, executive officer, nominee or more than five percent beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than five percent beneficial owner.

Codes of Ethics

The Corporation maintains the Code of Ethics for Employees, which has been approved by the Board of Directors, to ensure that each employee of the Corporation and its subsidiaries understands the basic principles that govern BB&T's corporate conduct and the conduct of its employees generally. The Corporation similarly maintains the Code of Ethics for Directors, also approved by the Board of Directors, which governs the conduct of BB&T's directors generally. The Board also has adopted the Code of Ethics for Senior Financial Officers, which incorporates both the Code of Ethics for Employees and the Code of Ethics for Directors. A copy of each of the Code of Ethics for Employees, the Code of Ethics for Senior Financial Officers and the Code of Ethics for Directors may be found on the Corporation's website by choosing the appropriate link at *http://www.bbt.com/bbt/about/corporategovernance/codeofethics/.* A shareholder may request a copy of each of the Codes of Ethics by contacting the Corporate Secretary, BB&T Corporation, 200 West Second Street, Winston- Salem, North Carolina 27101. Any waivers or substantive amendments of the Codes of Ethics applicable to the Corporation's directors and certain of its executive officers (including members of Executive Management) will be disclosed on the Corporation's website.

Shareholder and Interested Party Communications with the Board

Any shareholder or other interested party desiring to contact the Board of Directors or any individual director serving on the Board (including any specific nonmanagement director or the nonmanagement directors as a group) may do so by written communication mailed to: Board of Directors (Attention: name of director(s), as applicable), care of the Corporate Secretary, BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina 27101. Any proper communication so received will be processed by the Corporate Secretary as agent for the Board. Unless, in the judgment of the Corporate Secretary, the matter is not intended or appropriate for the Board (and subject to any applicable regulatory requirements), the Corporate Secretary will prepare a summary of the communication for prompt delivery to each member of the Board or, as appropriate, to the member(s) of the Board named in the communication. Any director may request the Corporate Secretary to produce the original of such communication for his or her review.

Director Nominations

As noted above, one of the primary responsibilities of the Nominating and Corporate Governance Committee is to assist the Board of Directors in identifying and reviewing qualifications of prospective directors for the Corporation. The Nominating and Corporate Governance Committee is charged with selecting individuals who demonstrate the highest personal and professional integrity, have demonstrated exceptional ability and judgment and who are expected to be the most effective in serving the long-term interests of the Corporation and its shareholders.

Director nominees are recommended to the Board of Directors annually by the Nominating and Corporate Governance Committee for election by the shareholders. The Nominating and Corporate Governance Committee will consider qualified director nominees recommended by shareholders when such recommendations are submitted in accordance with the Corporation's bylaws and policies regarding director nominations. Shareholders may submit in writing the names and qualifications of potential director nominees to the Corporate Secretary, BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina 27101, for delivery to the Chair of the Nominating and Corporate Governance Committee for consideration. When submitting a nomination to the Corporation for consideration, a shareholder must provide the following minimum information for each director nominee: full name and address, age, principal occupation during the past five years, current directorships on publicly held companies and investment companies, number of shares of BB&T Common Stock owned, if any, and a signed statement by the nominee consenting to serve as a director if elected. Shareholder nominations for director also must be made in a timely manner and otherwise in accordance with the Corporation's bylaws (please refer to Article II, Section 10 of the Corporation's bylaws to determine the precise requirements for any shareholder nomination). If the Nominating and Corporate Governance Committee receives a director nomination from a shareholder or group of shareholders who (individually or in the aggregate) have beneficially owned greater than 5% of the Corporation's outstanding voting stock for at least one year as of the date of such recommendation, the Corporation, as required by applicable securities law, will identify the candidate and shareholder or group of shareholders recommending the candidate and will disclose in its proxy statement whether the Nominating and Corporate Governance Committee chose to nominate the candidate, as well as certain other information.

In addition to potential director nominees submitted by shareholders, the Nominating and Corporate Governance Committee considers candidates submitted by directors, as well as self-nominations by directors and, from time to time, it may consider candidates submitted by a third-party search firm hired for the purpose of identifying director candidates. The Nominating and Corporate Governance Committee conducts an extensive due diligence process to review potential director candidates and their individual qualifications, and all such candidates, including those submitted by shareholders, will be similarly evaluated by the Nominating and Corporate Governance Committee using the board membership criteria described above.

Once a director nominee has been recommended, whether by a shareholder or otherwise, the Nominating and Corporate Governance Committee, in accordance with BB&T's Corporate Governance Guidelines, reviews the background and qualifications of the nominee. In selecting the slate of nominees to be recommended by the Nominating and Corporate Governance Committee to the Board, and in an effort to maintain a proper mix of directors that results in a highly effective governing body, the Nominating and Corporate Governance Committee also considers such factors as the diverse skills and characteristics of all director nominees; the occupational, geographic and age diversity of all director nominees; the particular skills and ability of each nominee to understand financial statements and finance matters generally; the particular skills and experience of each nominee in managing and/or assessing risk; community involvement of each nominee; and, the independence status of each nominee under the New York Stock Exchange listing standards and applicable law and regulation.

The Nominating and Corporate Governance Committee reports, in writing, its recommendations concerning each director nominee to the Board. The Board then considers the Nominating and Corporate Governance Committee's recommendations and finally selects those director nominees to be submitted by BB&T to shareholders for approval at the next annual meeting of shareholders. The Board may, as a part of its consideration, request the Nominating and Corporate Governance Committee to provide it with such information pertaining to a director nominee as the Board deems appropriate to fully evaluate the qualifications of the nominee.

No candidates for director nominations were submitted to the Nominating and Corporate Governance Committee by any shareholder in connection with the 2010 Annual Meeting. Any shareholder desiring to present a nominee for consideration by the Nominating and Corporate Governance Committee prior to the 2011 Annual Meeting must do so in accordance with the Corporation's policies and bylaws. See also "Other Matters—Proposals for 2011 Annual Meeting" below.

Risk Management

BB&T historically has maintained that risk management is an enterprise-wide initiative. This broad-based approach begins with BB&T's values and is reinforced in the actions and beliefs of the Board of Directors and Executive Management. These shared values and beliefs are adopted by leadership at all levels within BB&T, and the upholding of BB&T's principles and core values is expected of every employee. The resulting corporate culture includes a sound risk-taking approach that fosters prudent risk management decisions and actions. It also includes the utilization of a common risk language consistent across the enterprise.

While BB&T believes that risk management is the responsibility of every employee, Executive Management is ultimately accountable to the Board of Directors and BB&T's shareholders for risk management. The Board of Directors oversees planning and responding to risks arising from changing business conditions or the initiation of new activities or products. The Board of Directors also is responsible for overseeing compliance with laws and regulations, responding to recommendations from auditors and supervisory authorities, and overseeing management's conformance with internal policies and controls addressing the operations and risks of significant activities. The Board of Directors receives periodic reviews of BB&T's risk management programs and approves risk oversight and controls based upon reporting from Executive Management.

Executive Management seeks to implement fully integrated and effective risk management throughout the organization. Executive Management has assigned a Chief Risk Officer, who is a member of Executive Management, as part of a comprehensive risk management organization at BB&T that balances BB&T's unique community banking and financial services distribution model with strong, centralized risk management oversight and controls. Executive Management has direct oversight and involvement in risk management via reporting and regular cross-functional communications. This is primarily accomplished through a committee structure in which individual committees comprised of BB&T management personnel are assigned primary responsibility for monitoring and managing a particular type of risk associated with BB&T's operations, including credit risk, liquidity risk, market risk, operational risk, reputational risk, compliance risk and business strategy risk. Typically, the chair of each committee will be the member of Executive Management primarily responsible for managing the committee's assigned category of risk. The individual committee provides oversight and ensures objectivity. The committees also approve primary policies, set risk limits and tolerances, and monitor results. The Board believes that this committee structure enables Executive Management to assess all risk types with a more holistic perspective and manage and monitor the most material risks as close as reasonably possible to the level where functional decisions are made.

Stock Ownership of Directors

Pursuant to the Corporation's Corporate Governance Guidelines, each director is expected to own at least 5,000 shares of BB&T Common Stock throughout the full term of the director's service. The required number of shares was increased from 2,500 to 5,000 effective as of January 26, 2010 and, accordingly, these shares may be acquired over the later of (i) a period of three years beginning January 26, 2010, or (ii) a period of three years beginning with the date of the initial election of the director, as applicable. Currently, thirteen of the eighteen directors own at least 5,000 shares of BB&T Common Stock. BB&T expects that the remaining five directors will obtain the requisite share ownership within the allotted time frame. As discussed in "Compensation Discussion and Analysis—Stock Ownership", this requirement also applies to members of Executive Management, including each of the NEOs. See the "Security Ownership" table above for a specific listing of the amount of BB&T Common Stock beneficially owned by each member of the Board of Directors.

Audit Committee Pre-Approval Policy

Under the terms of its charter, the Audit Committee must pre-approve all auditing services and permitted non-audit services (including the fees and terms of such services) to be performed for the Corporation by its independent registered public accounting firm, subject to a *de minimis* exception for non-audit services that are approved by the Audit Committee prior to the completion of the audit and otherwise in accordance with the terms of applicable SEC rules. To qualify for the *de minimis* exception: (a) the aggregate amount of all such non-audit services provided to the Corporation must not constitute more than 5% of the total amount of revenues paid by the Corporation to its independent registered public accounting firm during the fiscal year in which the services are provided, (b) the Corporation must not have recognized such services at the time of the engagement to be non-audit services, and (c) the non-audit services must promptly be brought to the attention of the Audit Committee and, prior to the completion of the audit, approved by the Audit Committee or by one or more members of the Audit Committee to whom authority to grant such approval has been delegated by the Audit Committee. Under the terms of its charter, the Audit Committee may delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, as long as the decisions of such subcommittee(s) to grant pre-approvals are presented to the full Audit Committee at its next scheduled meeting. In 2009, all of the non-audit services (see "Fees to Auditors" below, for a description of such services) provided by the Corporation's independent registered public accounting firm were approved by the Audit Committee.

Policy for Accounting and Legal Complaints

The Audit Committee has adopted a policy that governs the reporting of (a) employee complaints regarding accounting, internal accounting controls or auditing matters, and (b) evidence of (i) a material violation by the Corporation or any of its officers, directors, employees or agents, of federal or state securities laws, (ii) a material breach of fiduciary duty arising under federal or state law, or (iii) a similar material violation when such evidence is obtained by an attorney authorized to appear or practice before the SEC. Any complaints regarding such matters will be reported to the Corporation's General Counsel, who will investigate or cause to be investigated all matters reported pursuant to this policy and will maintain a record of such complaints that includes the tracking of their receipt, investigation and resolution. However, if such a complaint is raised by an attorney in the Corporation's legal department, then the complaint will be reported to the Corporation's General Auditor, who will assume the responsibility for investigating, recording and tracking the matter. The General Counsel (or the General Auditor, as the case may be) will periodically prepare a summary report of such complaints for the Audit Committee, which will oversee the consideration of all reported complaints covered by this policy. This policy may be found on the Corporation's website at *http://www.bbt.com/bbt/about/corporategovernance/pdf/AcctLegalComplaintPolicy.pdf.*

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the federal securities laws, the Corporation's directors and certain of its executive officers are required to report their beneficial ownership of BB&T Common Stock and any changes in that ownership to the SEC. Specific dates for such reporting have been established by the SEC and the Corporation is required to report in this Proxy Statement any failure to file by the established dates during 2009. To the best of the Corporation's knowledge, all of the filing requirements were satisfied by the Corporation's directors and executive officers subject to Section 16 of the Securities Exchange Act of 1934, as amended. In making this statement, the Corporation has relied on the written representations of its directors and executive officers subject to Section 16 and copies of the reports that have been filed with the SEC.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is currently composed of six directors and operates under an amended charter adopted by the Board of Directors on January 26, 2010. The Board of Directors has determined, in its business judgment, that each member of the Audit Committee is independent as required by applicable securities law and is financially literate based on standards adopted by the NYSE and the Corporation's Board of Directors. The primary duties and responsibilities of the Audit Committee are to monitor (a) the integrity of the Corporation's financial statements, including the financial reporting process and systems of internal controls regarding finance and accounting, (b) the Corporation's compliance with certain legal and regulatory requirements, and (c) the independence and performance of the Corporation's internal and external auditors. The Audit Committee also selects the Corporation's independent registered public accounting firm. Management of the Corporation is responsible for the internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Corporation's financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In the performance of its oversight function, the Audit Committee has performed the duties required by its charter, including meeting and holding discussions with management, the independent registered public accounting firm and the internal auditor, and has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee also has discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards Number 114, *The Auditor's Communication With Those Charged With Governance,* as currently in effect.

The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by Rule 3526, *Communication with Audit Committees Concerning Independence,* of the Public Company Accounting Oversight Board, as currently in effect, and the Audit Committee has discussed with the independent registered public accounting firm its independence. The Audit Committee also has received confirmations from management and has considered whether the provision of any non-audit services by the independent registered public accounting firm to the Corporation is compatible with maintaining the independence of the auditors.

Based upon a review of the reports by, and discussions with, management and the independent registered public accounting firm and the Audit Committee's review of the representations of management and the Report of Independent Registered Public Accounting Firm, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2009, to be filed with the SEC.

Submitted by the Audit Committee of the Board of Directors, whose current members are:

John P. Howe III, M.D., Chair
K. David Boyer, Jr.
Anna R. Cablik
L. Vincent Hackley
Albert O. McCauley
Stephen T. Williams

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Executive Compensation Program

BB&T's practice is to provide total compensation that promotes both the short- and long-term financial objectives of the Corporation. Achievement of short-term objectives is rewarded through annual cash incentives, while long-term equity and performance-based incentive awards encourage management to focus on BB&T's long-term goals. These incentives are based on financial objectives of importance to BB&T and its shareholders, including earnings growth and cash basis return on assets and return on common equity. BB&T's compensation practices reflect BB&T's pay-for-performance philosophy, whereby approximately 75% of the total 2009 target compensation for the Chief Executive Officer and the other Named Executive Officers (together, the "NEOs") as set forth below under "Compensation of Executive Officers—2009 Summary Compensation Table" is variable and tied to company performance. BB&T believes that compensation programs that lead to equity ownership ensure that the interests of the NEOs are aligned with BB&T's shareholders.

Total annual compensation is comprised of base salary, annual cash incentives, incentive stock awards and long-term incentive awards. BB&T also provides pension and other broad-based retirement benefits. The table below provides a summary of the components of BB&T's executive compensation program. The table below also presents a relative performance bonus that was approved by the Compensation Committee of the Board of Directors on February 23, 2010 and relates to an adjustment to the annual cash incentive due to BB&T's strong relative performance in 2009.

Compensation Element	What the Element Rewards	Purpose and Key Features	Performance-Based?
Base Salary	Scope of leadership responsibilities, years of experience, expected future performance and contributions to BB&T.	Provides a steady source of income to the executives. Plays a relatively modest role in the overall pay package because BB&T believes executive compensation should be variable and based on performance. Targeted at the median of the Peer Group (as defined below).	No
Annual Cash Incentive	Achievement of cash basis earnings per share (weighted at 66.7%) and cash basis return on assets (weighted at 33.3%). BB&T's overall 2009 performance.	Payment under the Bonus Plan (as defined below) is based solely on corporate performance. Performance goals have meaningful bearing on long-term increases in shareholder value. Earnings per share correlate with shareholder returns. Return on assets relates to fundamental risk level and financial soundness. Performance levels (threshold, target, maximum) are established relative to BB&T's internal business plan and BB&T's performance relative to its Peer Group.	Yes

Compensation Element	What the Element Rewards	Purpose and Key Features	Performance-Based?
		In February 2010, a relative performance bonus was approved for all employees who participated in the Bonus Plan for 2009, including each of the NEOs. Bonus Plan performance goals were established during a time of extreme economic uncertainty. BB&T achieved several significant accomplishments during 2009, including superior relative performance compared to its Peer Group (as defined below). When taken with the regular payments under the Bonus Plan for 2009, the relative performance bonus payment will in the aggregate allow for Bonus Plan payments for 2009 at approximately 100% of target (i.e., 50% of the maximum).	
Incentive Stock Awards (40% stock options and 60% restricted stock units)	Stock options only have value if BB&T's stock price increases relative to the stock price on the date of the award. The value of restricted stock units is tied to BB&T's stock price.	BB&T's incentive stock awards align executives' interests with those of shareholders and promote executive retention. Stock options vest in 20% installments over five years. Restricted stock units vest only if the executive remains employed by BB&T for five years (i.e., vesting occurs on a "cliff" basis after five years). Dividends are not paid on restricted stock units. Incentive stock awards, together with LTIP (as defined below) awards, are generally targeted to comprise over half the compensation for NEOs. Individual incentive stock award target opportunities are generally intended to align with the median of the Peer Group for similarly situated executives.	Yes
Long-Term Incentive Performance (LTIP) Awards	LTIP awards are paid on a sliding scale based on achievement of three-year average cash basis return on common equity.	LTIP awards are designed to measure internal (and relative) performance over three-year cycles. Each year begins a new three-year cycle. Return on common equity, when consistently measured over three-year cycles, measures how well the executives are deploying BB&T's financial resources to generate long-term shareholder value through earnings growth. The midpoint of the performance scale reflects median performance levels of the Peer Group for the three-year period before the grant date. Threshold and maximum levels approximate Peer Group 25th and 75th percentile levels of performance, respectively.	Yes

By using cash basis earnings-per-share growth and cash basis return on assets for short-term awards (specifically, Bonus Plan awards) and cash basis return on common equity for long-term awards (specifically, LTIP awards), the key measures of performance that are controlled by management have been integrated into the NEOs' compensation program.

The pie charts below show the mix of compensation elements targeted to be paid for 2009 (assuming the achievement of applicable performance metrics at target levels) to Mr. King and to the other NEOs averaged together. The 2009 target payout levels (which are expressed as a percentage of base salary) for the various compensation elements were substantially unchanged from 2008 levels because BB&T's compensation practices reflect BB&T's pay-for-performance philosophy, whereby approximately 75% of the total 2009 target compensation for the Chief Executive Officer and the other NEOs is variable and tied to company performance. The pie charts immediately below do not include the relative performance bonus because the relative performance bonus was not contemplated at the time the 2009 target levels were established.


K. King
2009 Target Total Compensation Mix
LTIP Cash
14%
Base Salary
18%
Bonus Plan
Payment
23%
Stock Options
18%
Restricted
Stock Units
27%
Average of Other NEOs
2009 Target Total Compensation Mix
LTIP Cash
12%
Base Salary
27%
Bonus Plan
Payment
23%
Stock Options
15%
Restricted
Stock Units
23%

The pie charts immediately below show the mix of compensation elements actually paid for 2009 to Mr. King and to the other NEOs averaged together. The pie charts below include the relative performance bonus payments.


K. King
2009 Actual Total Compensation Mix
LTIP Cash
6%
Base Salary
20%
Regular Bonus
Plan Payment
17%
Relative Performance
Bonus
8%
Stock Options
20%
Restricted
Stock Units
29%
Average of Other Executives
2009 Actual Total Compensation Mix
LTIP Cash
6%
Base Salary
29%
Regular Bonus
Plan Payment
16%
Relative Performance
Bonus
8%
Stock Options
16%
Restricted
Stock Units
25%

General Compensation Philosophy, Guiding Principles and Compensation Setting Process

BB&T's executive compensation philosophy is based on three guiding principles:

- Compensation and reward systems are management tools to achieve business results;
- Total compensation opportunities are established relative to organizations with which BB&T competes for talent and shareholder investments and are set at levels that enable BB&T to attract and retain executives critical to its long-term success; and
- Total compensation is aligned with shareholder interests when it is paid based upon the achievement of financial goals that BB&T has set and attained for the performance period.

BB&T believes that compensation should be set for the NEOs in line with the performance of BB&T on both a short-term and long-term basis. It is BB&T's practice to provide a balanced mix of cash and equity-based compensation in order to align the interests of the NEOs with that of BB&T's shareholders and to encourage the NEOs to act as equity owners of BB&T.

BB&T operates in the highly competitive financial services industry where the attraction and retention of talented executives is critical to its future success. For this reason, BB&T has designed a total compensation program that is intended to be competitive with peer financial services institutions.

The Compensation Committee administers BB&T's compensation program for the top level of BB&T's management, who are referred to as "Executive Management." Each NEO is a member of Executive Management. The Compensation Committee is composed entirely of independent, non-management directors. The Compensation Committee reviews all aspects of the compensation program for Executive Management, including summary analyses of total compensation delineating each compensation element. These are frequently referred to as "tally sheets." The tally sheets list salaries, target and actual bonus award opportunities, target and actual annual long-term incentive award values, perquisites, severance arrangements and other retirement, health and welfare benefits. The Compensation Committee is responsible for oversight and review of BB&T's compensation and benefit plans, including administering BB&T's executive incentive program. The Compensation Committee also approves the performance goals for all Executive Management compensation programs that use performance metrics and evaluates performance at the end of each performance period (i.e., annually and on a three-year basis). The Compensation Committee approves annual cash incentive award opportunities, stock option awards, restricted stock awards and long-term incentive award opportunities. The Compensation Committee also sets the level and components of the compensation for the Chief Executive Officer and reviews and approves the compensation for the remaining NEOs and other members of Executive Management.

In making these compensation decisions, the Compensation Committee uses several resources and tools, including the use of a compensation consultant, competitive benchmarking and other analyses, as further described below. The Chief Executive Officer also is involved in compensation determinations. The Chief Executive Officer reviews the compensation consultant's compensation recommendations, discusses Executive Management compensation (including compensation for each of the NEOs) with the Compensation Committee and makes recommendations on base salary and the other compensation elements. BB&T believes that the Chief Executive Officer is in the best possible position to assess the performance of the other members of Executive Management, and he accordingly plays an important role in the compensation setting process. From time to time, the Chief Executive Officer also discusses his compensation package with the Compensation Committee. Decisions about individual compensation elements and total compensation, including those related to the Chief Executive Officer, are ultimately made by the Compensation Committee using its judgment, focusing primarily on the executive officer's performance and BB&T's overall performance. The Compensation Committee also considers the business environment in which the results were achieved.

Competitive Benchmarking and Other Analyses

The compensation structure for the NEOs emphasizes variable pay based on performance. BB&T generally benchmarks each element of compensation against the market with the objective of targeting total compensation at the market median. To achieve this goal, BB&T compares total compensation opportunities as well as each element of pay, including base salary and annual and long-term incentives, to a peer group of publicly traded bank or financial services holding companies (the "Peer Group"). BB&T's management selects the Peer Group and an outside compensation consultant validates this selection. The Compensation Committee determines that the group so selected is an appropriate comparison group for this purpose. The Peer Group used for evaluating the NEOs' compensation also is used for benchmarking BB&T's performance. The peer review conducted for 2009 resulted in the designation by the Compensation Committee of the following twelve financial institutions as the Peer Group:

BB&T 2009 Peer Group(1)(2)

Institution	State	Assets (in Billions) 12/31/2009	GAAP Earnings Per Share Year ended 12/31/09	Peer Group GAAP EPS Rank	GAAP Return on Assets Year ended 12/31/09	Peer Group GAAP ROA Rank	GAAP Return on Common Equity Year ended 12/31/09	Peer Group GAAP ROCE Rank
Capital One	VA	$169.4	$ 0.74	5	0.19	6	1.28	6
Comerica	TX	59.3	(0.78)	7	(0.19)	7	(2.38)	7
Fifth Third	OH	113.4	0.70	6	0.44	5	5.54	3
Huntington	OH	51.6	(6.14)	12	(6.23)	13	(86.71)	13
KeyCorp	OH	93.3	(2.27)	9	(1.59)	11	(20.47)	11
M&T	NY	68.9	2.89	2	0.49	4	5.02	4
Marshall & Ilsley	WI	57.2	(2.46)	10	(1.43)	10	(17.63)	10
PNC	PA	269.9	4.40	1	0.72	1	10.00	1
Regions	AL	142.3	(1.27)	8	(0.88)	8	(8.83)	9
SunTrust	GA	174.2	(3.98)	11	(0.99)	9	(3.27)	8
U.S. Bancorp	MN	281.2	0.97	4	0.67	2	8.25	2
Zions	UT	51.1	(9.92)	13	(2.28)	12	(28.35)	12
BB&T	**NC**	**$165.8**	**$ 1.15**	**3**	**0.56**	**3**	**4.93**	**5**

(1) This table presents earnings per share, return on assets and return on common equity, each calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In presenting GAAP data for the other members of the Peer Group, BB&T has relied on the institution's publicly reported results.

(2) BB&T's compensation program uses cash basis earnings per share, cash basis return on assets and cash basis return on common equity, each of which are non-GAAP financial measures. BB&T does not derive cash basis data for the other members of its Peer Group. For information on how BB&T derives cash basis data from GAAP financial information, please refer to "Tax and Accounting Considerations" below.

The Peer Group was selected based upon relative size to BB&T and business mix. Because fewer companies comparable in asset size to BB&T remain independent, BB&T's total assets currently approximate the 75th percentile of the Peer Group. This same group of companies serves as the Peer Group in the Performance Graph set forth in BB&T's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

In addition to the external Peer Group analysis, the Compensation Committee also reviews the total compensation of the Executive Management team relative to one another. The Compensation Committee believes that Mr. King's relatively higher compensation is appropriate in light of his expanded responsibilities as the Chief Executive Officer and the leadership he has provided to BB&T during his tenure as member of Executive Management, including most recently as the Chief Operating Officer.

As part of its review of tally sheets, the Compensation Committee also reviews the value of each element of compensation that the executive officer could potentially receive under different termination scenarios (e.g., voluntary, involuntary, change-in-control). For this review, total remuneration includes all aspects of the executive officer's total cash compensation, the value of equity awards (both vested and unvested and including, as applicable, the impact of accelerated vesting upon retirement), the value of any deferred compensation, retirement benefits, the value of welfare benefits and the value of outplacement (if applicable). The goal of the analysis is to allow the Compensation Committee to see how each element of compensation interacts with the other elements and to see potential ramifications from current compensation decisions. To date, the amount of past compensation, including amounts realized or realizable from prior equity awards, has generally not been a significant factor in the Compensation Committee's considerations.

Compensation Consultant

The Compensation Committee engages an outside compensation consultant to conduct a comprehensive review of the competitiveness and effectiveness of BB&T's executive compensation program relative to market practices and business goals. Typically, the comprehensive review has been conducted at least every other year. The Compensation Committee historically has retained Mercer to act in this capacity.

During the fourth quarter of 2008, Mercer conducted a comprehensive review applicable to compensation for the 2009 year. This review was conducted in accordance with the pre-established biennial comprehensive review schedule. In conducting the comprehensive review, and consistent with prior comprehensive reviews, the consultant provides the following services:

- reviews overall compensation levels;
- reviews BB&T's total executive compensation program and advises the Compensation Committee of plans or practices that might be changed to improve effectiveness;
- recommends to the Compensation Committee changes in the mix of cash versus equity compensation to be offered as well as the types of long-term incentives to be granted;
- makes suggestions related to award target levels and the types of performance measures to be used in BB&T's annual and long-term plans consistent with BB&T's business strategies;
- analyzes the relationship of BB&T's financial performance to actual pay levels received;
- provides market data and recommendations on Executive Management compensation;
- prepares tally sheets summarizing each compensation element; and
- reviews BB&T's total compensation philosophy, Peer Group and competitive positioning for reasonableness and appropriateness.

As part of the compensation review, Mercer prepared tally sheets that included all forms of annual direct compensation (i.e., base salary, annual cash incentives, incentive stock awards and long-term incentives) as well as employee benefits, including pension and retirement benefits. In addition, the Compensation Committee requested and reviewed a full analysis of termination benefits in the event of an executive's termination under existing employment contracts as well as in the event of a change of control.

In the "off-year" when the consultant is not conducting a comprehensive review, the Compensation Committee seeks advice from the consultant on an as-needed basis. The compensation consultant typically performs the following routine services in the year of the comprehensive review as well as in "off-years":

- attends Compensation Committee meetings, upon request;
- provides tally sheets summarizing each compensation element; and
- proactively advises the Compensation Committee on best-practices ideas for Board governance of executive compensation, as well as areas of concern and risk in BB&T's compensation program.

In the third quarter of 2009, the individual who was principally responsible for the BB&T engagement left Mercer to start a new compensation consulting firm named Compensation Advisory Partners, LLC. Given the over twenty-year relationship with this individual (and other members of her team, who also joined Compensation Advisory Partners), the excellent client service provided and the detailed familiarity with BB&T's compensation programs and philosophy, the Compensation Committee elected to engage Compensation Advisory Partners to act as its compensation consultant going forward. In relation to compensation payable for 2009, Compensation Advisory Partners advised the Compensation Committee on its exercise of discretion in making annual cash bonus payments (as discussed under the "Annual Cash Incentives" caption of this Compensation Discussion and Analysis section). Compensation Advisory Partners also reviewed the draft Compensation Discussion and Analysis and related tables and compensation disclosures in this Proxy Statement.

In past years and in addition to the services provided to the Compensation Committee, Mercer also regularly advised BB&T's management on compensation issues, including those relating to the general employee population. Although it has not expressly been involved in the approval of non-executive compensation consulting services provided by Mercer to management, the Board of Directors has permitted management to continue to be advised by Mercer; accordingly, BB&T's engagement of Mercer to act as management's compensation consultant has not changed in light of the Compensation Committee's engagement of Compensation Advisory Partners. Management has determined to continue Mercer's engagement for non-executive compensation consulting services. Mercer has advised BB&T's management on a variety of issues in recent years, including:

- the size of the pool available for salary increases for employees;
- the amount of additional shares needed under BB&T's equity incentive plans for employee (and Executive Management) awards;
- the mix of stock options and restricted stock units to be provided to eligible employees;
- determining the appropriate compensation mix for certain job functions;
- reviewing the draft Compensation Discussion and Analysis and related tables and compensation disclosures for the proxy statement; and
- changes to the employment agreements of Executive Management.

The total amounts of fees paid to Mercer for services to the Compensation Committee and to Executive Management, respectively, in 2009 were approximately $107,000 and $44,000. The total amount of fees paid to Compensation Advisory Partners for services to the Compensation Committee in 2009 was approximately $52,000. Each firm was reimbursed for its reasonable travel and business expenses.

Components of Executive Compensation

After reviewing the information provided by the consultant from the most recent comprehensive review and consulting with the Chief Executive Officer and other members of Executive Management, the Compensation Committee elected to retain the basic compensation structure from 2008 for 2009, including the mix of short-term and long-term compensation for the Chief Executive Officer and each of the other NEOs.

Annual Base Salary

BB&T historically has positioned the NEO salaries at the median of the Peer Group. BB&T believes that the majority of a NEO's compensation should be variable and based on the performance of BB&T. Accordingly, base salary plays a modest role in the overall total compensation of the NEOs. Salaries for the NEOs are reviewed on an annual basis, as well as at the time of a promotion or other change in responsibilities. Increases in salary are based on prevailing changes in market rates for equivalent executive positions in similarly situated companies, as well as a subjective evaluation of such factors as the individual's level of responsibility, tenure with BB&T and overall contribution to BB&T.

In its review of base salaries for 2009, the Compensation Committee considered the positioning of BB&T's salaries for the NEOs as compared to similarly situated executives relative to the market as validated by the compensation consultant's 2008 comprehensive review, the tenure and performance of the NEOs and the recommendations of the Chief Executive Officer on salary increases for the other NEOs. Based on that review, for 2009, the Compensation Committee approved base salaries increases of 4.08% for each of Messrs. Greene and Wilson (effective as of April 1, 2009). In connection with Mr. King's promotion to Chief Executive Officer and Mr. Henson's promotion to Chief Operating Officer (each, effective as of January 1, 2009), each received base salary increases of 33.78% and 9.79%, respectively, commensurate with their increased responsibilities and comparable to similarly situated executives in the Peer Group. Mr. Bible was promoted to Chief Financial Officer effective January 1, 2009; however, he did not receive a base salary increase in 2009 because he received a base salary increase of approximately 16.7% when he was promoted to Executive Management in November of 2008.

2009 Base Salary Adjustments

Name	2008 Base Salary	Increase	Percentage Increase	2009 Base Salary
Kelly S. King	$672,750	$227,250	33.78%	$900,000
Robert E. Greene	$455,400	$ 18,600	4.08%	$474,000
C. Leon Wilson III	$455,400	$ 18,600	4.08%	$474,000
Christopher L. Henson	$455,400	$ 44,600	9.79%	$500,000
Daryl N. Bible	$350,000	$ 0	0.00%	$350,000

Annual Cash Incentives

The BB&T Corporation Short-Term Incentive Plan (the "Bonus Plan") is an annual cash incentive program that provides cash awards to the NEOs and other key employees based on the achievement of performance goals established annually by the Compensation Committee. The performance criteria applicable to the Chief Executive Officer and the other NEOs for purposes of the Bonus Plan are determined based solely on corporate performance. Under the Bonus Plan, the Compensation Committee may determine corporate performance based on a variety of factors, including earnings per share, market share, sales, stock price, return on common equity, return on average assets and/or expense management. The size of each NEO's cash award is determined by establishing a target incentive award expressed as a percentage of the NEO's base salary up to a maximum amount established by the Compensation Committee. The Compensation Committee also is able to exercise discretion in the payment of awards, including downward adjustments of payments, one-off discretionary awards and adjustments for large, nonrecurring corporate items (e.g., large mergers and acquisitions).

For 2009, the Compensation Committee set the target Bonus Plan award for each of the NEOs at 85% of base salary, except for Mr. King, whose target was set at 125% of base salary. The 2009 target levels were generally consistent with 2008 target levels applicable to the NEO's position. For the Chief Executive Officer and the other NEOs, the Compensation Committee established corporate performance goals for 2009 based on cash basis earnings per share (weighted at 66.7%) and cash basis return on assets (weighted at 33.3%). The Compensation Committee believes that these two corporate performance goals have a meaningful bearing on long-term increases in shareholder value. Cash basis earnings per share growth has a strong long-term correlation with shareholder returns, which is the reason it is weighted at two-thirds. Cash basis return on assets also is correlated with long-term returns to shareholders and reflects the fundamental risk level and financial soundness of the business. Because of the manner in which the cash basis return on assets target is set by the Compensation Committee by reference to Peer Group performance, this performance metric also measures BB&T's performance relative to its Peer Group. In prior years, the Bonus Plan performance goals were weighted at 80% and 20%, with the cash basis earnings per share goal being given the heavier weighting. The Compensation Committee believed that placing more emphasis on the cash basis return on assets performance goal in 2009 was appropriate because, in light of the economic uncertainty that was expected for 2009, the achievement of superior relative Peer Group performance (as represented by cash basis return on assets performance) was even more meaningful than in past years.

In prior years, if the cash basis earnings per share threshold goal was not achieved or exceeded, then the NEOs would not receive any payment under the Bonus Plan, regardless of BB&T's cash basis return on assets performance. For 2009, the Compensation Committee elected to decouple the cash basis earnings per share measure and the return on assets measure, meaning that if the cash basis earnings per share threshold was not achieved or exceeded, the executives could still receive a payment based solely on BB&T's cash basis return on assets performance. In making this decision, the Compensation Committee judged that in the overall context of the financial crisis, meaningful shareholder value would be delivered if only the cash basis return on assets target is met. In addition, as discussed below in this subsection, the Compensation Committee set the cash basis return on assets performance goals such that there would be no payout if the actual cash basis return on assets performance fell short of the target (i.e., the typical payout range from a threshold level up to target was eliminated). At the time of setting the 2009 Bonus Plan performance goals, the Compensation Committee acknowledged that, in light of the prevailing economic uncertainty, in order to provide Bonus Plan payments that fairly compensated the Corporation's employees, the Committee may need to adjust the final Bonus Plan payments at the conclusion of 2009, depending on BB&T's overall relative performance.

For 2009, the Compensation Committee set the cash basis earnings per share target at $1.88 per share (with a threshold goal of $1.66 per share and a maximum goal of $2.59 per share). Historically, the cash basis earnings per share threshold for a given year was set at BB&T's actual cash basis earnings per share for the prior year and the target and maximum levels were established based on BB&T's internal business plan forecast. For 2008, BB&T achieved cash basis earnings per share of $2.60, which in a typical year, would indicate that $2.60 would serve as the cash basis earnings per share threshold for 2009. The Compensation Committee determined that the historical model for setting performance metrics was unrealistic in light of the economic difficulties expected at the time the performance measures were established (February 2009) and BB&T's internal 2009 forecast, which projected a slightly negative growth rate and increased charge-offs in BB&T's loan portfolio. Instead, the Compensation Committee opted to set a cash basis earnings per share target of $1.88 that, if achieved, would have likely permitted BB&T to maintain its quarterly common stock dividend of $.47 per share (or $1.88 per share on an annualized basis). This target level was lower than would have been established under the historical practice of setting target payouts in accordance with BB&T's business plan forecast, however, in light of the prevailing economic uncertainty (which cast doubt on the feasibility of the internal forecast), the Committee believed that establishing target performance based on preserving the dividend would most directly encourage the achievement of a concrete and meaningful corporate goal for 2009. The threshold level of $1.66 was established based on the consensus earnings projections as reported by First Call at the time. The Committee believed that it would be appropriate to begin payments under the Bonus Plan (for cash basis earnings per share performance) only if BB&T met or achieved analysts' consensus earnings estimates for 2009. The maximum level of $2.59 was set in accordance with BB&T's traditional practice of establishing maximum cash basis earnings per share payments relative to the internal business plan forecast.

The 2009 cash basis return on assets target was set by the Compensation Committee at 0.001%. Historically, the cash basis return on assets target was set at the median of the Peer Group's actual cash basis return on assets for the prior year. This practice would have resulted in the 2009 cash basis return on assets target being a negative rate of return. The Compensation Committee believed that paying a cash bonus for anything less than positive cash basis return on assets was inconsistent with BB&T's compensation philosophy. Accordingly, the Committee set the target as a positive rate of return on assets and provided that return on assets performance that was flat or negative would not yield a payout. Consistent with prior years, the 2009 cash basis return on assets maximum of 0.32% was established at approximately the 75th percentile of the Peer Group's actual cash basis return on assets performance for 2008. Despite the expected economic challenges, the Compensation Committee believed that the 2009 cash basis return on assets structure was appropriate, as it would encourage the NEOs to focus on BB&T's fundamental risk level and financial soundness and would only reward positive results.

BB&T achieved cash basis earnings per share of $1.42 in 2009, which fell below the threshold goal of $1.66, and achieved cash basis return on assets of 0.71%, which exceeded the maximum goal, entitling participants to 200% of the return on assets target (the cash basis return on assets made up 33.3% of the aggregate Bonus Plan target). In the aggregate, BB&T's 2009 corporate performance yields 2009 Bonus Plan payments approximating 66.6% of targeted cash bonuses under the pre-established performance goals.

The Compensation Committee typically meets in February of every year to, among other things, approve the compensation program for the coming year and to certify payments under the compensation program for the most recently completed year. Consistent with its past practice, on February 23, 2010, the Compensation Committee met to consider the payments under the 2009 Bonus Plan, including adjustments to the final awards. Accordingly, at its meeting on February 23, 2010, the Compensation Committee reviewed BB&T's overall relative performance for 2009. Several of BB&T's more notable 2009 accomplishments were:

- Successful exit from the Troubled Asset Relief Program ("TARP"):
  - BB&T was one of two regional banks with favorable results from the Supervisory Capital Assessment Process, or so-called bank "stress test".
  - BB&T was among the first group of 10 financial institutions to repay the government's TARP investment.
  - BB&T retired the TARP warrants in July to fully withdraw from TARP.
- Colonial Bank transaction:
  - BB&T acquired a significant portion of the assets of Colonial Bank from the FDIC (as receiver for Colonial Bank) in August 2009, adding approximately $22.7 billion in assets and approximately $19.2 billion in customer deposits.
  - The Colonial transaction was the largest FDIC assisted transaction of 2009 (out of approximately 140) and the sixth largest FDIC assisted transaction of all time.
  - The Colonial transaction expanded BB&T's banking network, specifically in Florida, Alabama and Texas.
- Exceptional Firm-wide Risk Management:
  - BB&T generated positive earnings throughout the financial crisis (no quarters with a loss).
  - BB&T consistently maintained a strong capital position.
  - BB&T achieved superior credit performance relative to its Peer Group.

The Compensation Committee also evaluated what it considered to be the most disappointing and difficult event of 2009, which was the decision to reduce the quarterly common stock dividend by 68% (from $0.47 to $0.15 per quarter). Executive Management and the entire Board of Directors are in agreement that the dividend reduction was extremely difficult and disappointing, but ultimately was prudent and in the best long-term interests of BB&T's shareholders. In addition to the actual dividend reduction, the Compensation Committee considered the following with respect to the dividend:

- Dividends are core to BB&T:
  - BB&T was the last large bank to reduce its dividend.
  - The dividend reduction saved approximately $725 million of capital annually (based on the shares outstanding at the time of the decision).
  - BB&T continues to pay dividends at a higher rate than other Peer Group banks.
  - Repaying TARP allows BB&T to revisit the dividend amount as soon as appropriate (subject to regulatory approval).
  - Executive Management and the Board understand the importance of the dividend to all shareholders.

The Compensation Committee also considered that Executive Management did not receive any payment under the 2008 Bonus Plan despite BB&T's outstanding relative performance in 2008. For the year ended December 31, 2008, BB&T was in the top quartile of its 2008 Peer Group based on each of earnings per share performance, cash basis return on assets performance and cash basis return on common equity performance. (Please refer to the Peer Group table that appears on page 34 of the proxy statement for the annual meeting of shareholders that occurred on April 28, 2009.) Additionally, BB&T has not provided any extraordinary salary increases or special stock or cash awards to members of Executive Management.

In light of the foregoing, the Compensation Committee elected to exercise discretion under the Bonus Plan and make a relative performance bonus payment in the amount of 33.4% of the Bonus Plan target, which when taken with the regular payments under the Bonus Plan pursuant to the pre-established performance goals for 2009 (in the amount of 66.6% of the Bonus Plan target), will allow for payments at 100% of the target payout under the Bonus Plan. The aggregate amount of payments to be provided under the 2009 Bonus Plan is only 50% of the maximum amount that could have been awarded to the plan participants, including each of the NEOs. The relative performance bonus was approved for the approximately 2,000 employees who participated in the Bonus Plan for 2009, including each of the NEOs.

Payments to the NEOs under the Bonus Plan with respect to the regular payments under the Bonus Plan pursuant to the performance goals for 2009 are reflected in column (g) of the 2009 Summary Compensation Table included under the "Compensation of Executive Officers" section below. Payments to the NEOs for the relative performance bonus are reflected in column (d) of the 2009 Summary Compensation Table.

2009 Bonus Plan Payments

Name	Targeted 2009 Bonus Plan Payments, Assuming Achievement of Performance Metrics at Target	Maximum 2009 Bonus Plan Payments, Assuming Achievement of Performance Metrics at Maximum	Regular 2009 Bonus Plan Payments	Relative Performance Bonus for 2009	Total 2009 Bonus Plan Payment
Kelly S. King	$1,125,000	$2,250,000	$749,250	$375,750	$1,125,000
Robert E. Greene	$ 398,947	$ 797,894	$265,699	$133,248	$ 398,947
C. Leon Wilson III	$ 398,947	$ 797,894	$265,699	$133,248	$ 398,947
Christopher L. Henson	$ 425,000	$ 850,000	$283,050	$141,950	$ 425,000
Daryl N. Bible	$ 297,500	$ 595,000	$198,135	$ 99,365	$ 297,500

Incentive Stock Awards

BB&T places great importance on equity as a form of compensation, and stock ownership is a key objective of the compensation program. The Compensation Committee and BB&T's Chief Executive Officer are strong advocates of providing equity opportunities to the members of Executive Management, including the NEOs, and encourage these executives to be owners of BB&T Common Stock. As of February 24, 2010, members of Executive Management, including the NEOs, collectively owned approximately 548,927 shares of BB&T's Common Stock. The proportion of compensation provided to the NEOs through equity compensation and long-term incentives is the largest element of the executives' compensation. Historically, incentive stock awards have constituted a significant portion of the NEOs' compensation.

For 2009, incentive stock awards were made under the shareholder-approved BB&T Corporation Amended and Restated 2004 Stock Incentive Plan (the "2004 Stock Plan"). The 2004 Stock Plan allows for equity-based awards to selected participants, including the NEOs as determined by the Compensation Committee and the Board of Directors. Awards that may be granted by the Compensation Committee to the NEOs include incentive stock options and nonqualified stock options; stock appreciation rights; restricted stock awards and restricted stock units; performance shares and performance units; and phantom stock awards.

For 2009, the Compensation Committee approved a target incentive stock award for each NEO that was composed of stock options and restricted stock units. Approximately 40% of each award was made in the form of stock options and the other 60% consisted of restricted stock units, with the aggregate target award levels expressed as a percentage of base salary. Prior to 2008, the Compensation Committee provided incentive stock awards that were half stock options and half performance-based restricted stock units. Since 2008, incentive stock awards have been more heavily weighted towards restricted stock units because those awards, in the aggregate, use fewer shares against the number of shares authorized for issuance under the 2004 Stock Plan than stock option awards. As described below in the more detailed discussion of the restricted stock unit awards, consistent with prior years, the NEOs received restricted stock unit awards in 2009 that will cliff vest on the fifth anniversary of the award. However, these awards are not subject to the additional performance requirements that were elements of the NEOs' prior restricted stock unit awards.

Considering recommendations made by the compensation consultant in the most recent comprehensive review and generally consistent with 2008 target levels applicable to the NEO's position, the Compensation Committee set the 2009 target opportunity for each NEO's incentive stock award at 140% of base salary, except for Mr. King, whose target opportunity was set at 245% of base salary. These target levels are generally intended to provide an incentive stock award opportunity that is on par with the median of the Peer Group for similarly situated executives. The Compensation Committee uses the Black-Scholes model to estimate the present value of BB&T stock options, based on a set of assumptions, and determines the value of restricted stock units based on the price of BB&T's Common Stock on the grant date. The number of options or restricted stock units granted is determined by dividing the target amount of compensation to be delivered through the award by the estimated value of each option or restricted stock unit, as applicable. Using this methodology, the NEOs received the following grants of stock options and restricted stock units in 2009:

2009 Incentive Stock Awards

Name	Non-Qualified Stock Options (#)(1)	Black-Scholes Value of Stock Options ($)(2)	Restricted Stock Units (#)	Delivered Value of Restricted Stock Units ($)(2)
Kelly S. King	340,540	$881,999	78,376	$1,322,987
Robert E. Greene	101,481	$262,836	23,356	$ 394,249
C. Leon Wilson III	101,481	$262,836	23,356	$ 394,249
Christopher L. Henson	108,108	$280,000	24,881	$ 419,991
Daryl N. Bible	75,675	$195,998	17,417	$ 293,999

(1) The option exercise price for the 2009 awards was $16.88 per share, which was the closing price on the date of the grant. For additional detail, please refer to "2009 Outstanding Equity Awards at Fiscal Year-End."

(2) The table reports the value the Compensation Committee seeks to deliver in making the award (as the Committee calculates the value in the award process). In the case of both stock options and restricted stock units, the number of options or units granted is determined by dividing the target amount of compensation by the estimated value of the equity award. For stock options, the award is valued based on the Black-Scholes value of the options. For restricted stock units, the number of units awarded depends on the closing price of BB&T's Common Stock ($16.88) on the grant date. In accordance with SEC rules, the value of the awards reported in the 2009 Summary Compensation Table is the fair value of the awards on the grant date. For stock options, the grant date fair value is the same as the values used by the Compensation Committee to determine target compensation. For restricted stock units, the grant date fair value is calculated by discounting the closing price of BB&T's Common Stock on the grant date by the present value of the dividends that are expected to be forgone during the five-year vesting period. For the grant date fair value of the awards and a discussion of how BB&T computes the fair value, please refer to columns (e) and (f) of the 2009 Summary Compensation Table included under the "Compensation of Executive Officers" section below.

Stock Options. Stock options historically have been an important part of BB&T's equity program. The Compensation Committee believes that stock options are inherently performance-based and effectively align the interests of the recipients with those of the shareholders because stock options only have value if BB&T's stock price increases relative to its stock price on the date of the award. As in prior years, BB&T's 2009 stock option awards vest 20% per year on each of the first five anniversaries of the date of grant and expire on the tenth anniversary of the date of grant. The exercise price for each stock option grant in 2009, including each award to the NEOs, was the market closing price on the date of grant. The Peer Group analysis indicates that the majority of BB&T's peers use a three- or four-year ratable vesting period; however, the Compensation Committee believes that the five-year ratable vesting period combined with a ten-year term is appropriate for BB&T since these features tend to encourage executives to focus on the long-term maximization of shareholder value and the longer vesting period acts as a retention tool. For employees who are retirement eligible (including each of the NEOs other than Mr. Bible and Mr. Henson), however, the accounting principles generally require that the compensation expense for all equity awards be fully recognized in the year of the award since grants would vest immediately if the NEO retired. Mr. Wilson became retirement eligible in January 2010, and BB&T will be required to fully recognize the compensation expense of any equity awards granted to Mr. Wilson after January 2010 in the year in which such awards are granted.

Restricted Stock Units. In 2006, BB&T introduced the use of restricted stock awards for the NEOs. BB&T's restricted stock awards are granted as units, with each unit relating to a contingent share of BB&T Common Stock that is not earned or issued until specific conditions are met. Restricted stock units vest only if the NEO remains employed by BB&T for five years (i.e., vesting occurs on a "cliff" basis after five years). No dividends are paid on the shares underlying the restricted stock units until the shares are issued. The value of restricted stock unit awards is inherently tied to the market price of BB&T's Common Stock. The Compensation Committee believes that the relatively long cliff vesting schedule aligns the NEOs' interests with those of loyal, long-time shareholders. The Compensation Committee also believes that the five-year cliff vesting requirement promotes the retention of these highly valued executives and is therefore in the best interests of the shareholders. The Compensation Committee believes that the strong retentive features of restricted stock units are further enhanced in a volatile stock market, which the financial services industry has experienced in recent times.

From 2006 through 2008, the restricted stock unit awards to NEOs were structured such that the units would vest only if (a) a three-year corporate performance threshold was met (the achievement of three-year average cash basis return on common equity threshold) and (b) the executive remained employed by BB&T for two years after the three-year performance period (i.e., vesting occurs, if at all, on a "cliff" basis after five years). For the 2009 restricted stock unit awards to the NEOs, the Compensation Committee elected to retain the five-year cliff vesting feature, but eliminate the additional performance element.

Historically, the restricted stock unit awards to the general employee population were subject only to five-year cliff vesting (and not the additional performance restrictions) and the 2009 vesting change will bring the NEOs awards in line with other employees who receive restricted stock unit awards. A cliff vesting schedule (absent additional performance restrictions) also is more consistent with the award practices of the Peer Group. Also, as a participant in the Capital Purchase Program of TARP during 2009, BB&T lost its ability to claim a tax deduction for the performance-based restricted stock unit awards to the NEOs. Under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), as in effect before enactment of the Emergency Economic Stabilization Act of 2008 ("EESA") and TARP, BB&T could deduct annual compensation in excess of $1 million paid to its senior executive officers only to the extent the compensation qualified under the Code as being "performance-based." EESA amended Section 162(m) for participants in TARP's Capital Purchase Program to reduce the annual compensation tax deductibility cap to $500,000 and eliminate the exception for performance-based compensation. As previously disclosed, BB&T's compensation philosophy and policies are intended to comply to the extent possible with Code Section 162(m) and the Compensation Committee generally intends that performance-based compensation will be deductible, although BB&T retains the flexibility to pay non-deductible compensation if it is in the Corporation's best interests. Because the ability to claim a 162(m) deduction for the NEOs' restricted stock unit awards was restricted at the time of the award and the other factors discussed above, the Compensation Committee elected to subject the 2009 awards only to five-year cliff vesting (and not the additional performance restrictions).

In 2007 and consistent with the prior practice described above, the Compensation Committee set the 2007-2009 performance-based restricted stock award goal as a three-year average (2007-2009) cash basis return on common equity of 18.94%. For the 2007-2009 performance cycle, BB&T attained a three-year average cash basis return on common equity of 19.25%. Because the performance goal was achieved, the restricted stock units will vest 100% on February 20, 2012 if the NEO is still employed by BB&T.

2007-2009 Performance-Based Restricted Stock Units Earned

Name	Performance-Based Restricted Stock Units (#)(1)
Kelly S. King	15,304
Robert E. Greene	6,881
C. Leon Wilson III	6,881
Christopher L. Henson	6,345
Daryl N. Bible(2)	N/A

(1) Restricted stock units will vest 100% on February 20, 2012 if the NEO is still employed by BB&T.
(2) Mr. Bible was not employed by BB&T at the time the 2007-2009 performance-based restricted stock units were awarded.

Equity Award Timing Policy. Generally, the timing of BB&T's regular annual equity awards is determined months in advance of the actual grants in order to coincide with a regular meeting of the Board of Directors and the Compensation Committee. The grant date is established when the grants and all key terms are approved by the Board of Directors or the Compensation Committee, as the case may be. As discussed above, the exercise price for each stock option grant in 2009 was the market closing price on the date of grant. In addition, the 2004 Stock Plan includes a prohibition on repricings or replacements of awards under the plan, absent shareholder approval. Newly hired employees who are not executive officers may receive equity incentive awards upon the approval of the Chief Executive Officer, acting upon authority delegated to him by the Compensation Committee and the Board of Directors. For 2009, restricted stock unit awards and/or stock options for new hires were valued as of the 30th day after the employment hire date. The Chief Executive Officer also is authorized by the Compensation Committee and the Board of Directors to make special equity awards to employees for retention purposes, such as in the event that a highly valued employee is being recruited by a competitor.

Long-Term Incentive Performance ("LTIP") Awards

Long-term performance units are awarded to members of Executive Management, which includes each of the NEOs, under the 2004 Stock Plan. Performance units are performance-based awards payable, in the Compensation Committee's discretion, in the form of shares of BB&T Common Stock, cash or a combination of both. Since 1996, all awards have been paid to the NEOs in cash. The rationale for paying cash has been, in part, to provide the NEOs with additional cash to facilitate the exercise of stock options and the retention of the option shares, as opposed to conducting a "cashless" exercise where a number of shares are immediately sold on the open market to generate proceeds equal to the exercise price of the stock options.

The objective of LTIP awards is to motivate and reward financial performance over a three-year period. While options are generally held until the latter part of their ten-year term, and the cash-based Bonus Plan measures one-year performance, the LTIP awards were designed to measure internal (and relative) performance over three-year cycles. Each year begins a new three-year cycle. At the beginning of each three-year cycle, the Compensation Committee, after considering information from the compensation consultant's most recent comprehensive review, determines the performance measures and payout range.

The Compensation Committee, based on the compensation consultant's most recent comprehensive review, annually develops the goals, the size of awards and the performance scale for each grant of performance units. This process has three components: (a) a performance scale with an associated payout percentage that may range from 0-200%; (b) a target percentage of the NEO's salary that represents the value of the award that may be paid to an individual NEO based on actual performance compared to the range of results established in the performance scale; and (c) the average salary of the NEO over the applicable valuation period. The performance scale set by the Compensation Committee is generally based on average cash basis return on common equity for a three-year period. The midpoint of the performance scale is typically established to reflect median performance levels of the Peer Group. Based on an analysis of historical performance, threshold and maximum levels are established to approximate Peer Group quartile levels of performance (i.e., top quartile performance would generate maximum awards and below median performance would generate awards below target levels, potentially down to zero). The Compensation Committee believes that cash basis return on common equity, when measured over a three-year period and relative to Peer Group performance, measures how effectively the financial resources of BB&T have been used to generate long-term shareholder value through earnings growth. As noted above, by using cash basis earnings per share growth and cash basis return on assets for short-term awards and cash basis return on common equity for long-term awards, the key performance measures that may be affected by management are integrated into the NEOs' compensation program. The actual value of the LTIP award is calculated by taking the product of the applicable target percentage for each NEO multiplied by the average salary of the NEO over the three-year valuation period multiplied by the payout percentage, as follows:

Applicable Target % for each NEO x 3-Year Average Salary x Payout %

In 2007, the Compensation Committee set the 2007-2009 LTIP unit cycle and provided that the performance criteria would be average cash basis return on common equity for the three-year performance cycle, with a threshold goal of 18.94%, a target goal of 20.65% and a maximum goal of 29.27%. The threshold, target and maximum goals were based, respectively, on the 25th, median and 75th percentile levels of the Peer Group's average cash basis return on common equity for the three-year period ending December 31, 2006. For the 2007-2009 performance cycle, BB&T attained a cash basis return on common equity of 19.25%, which entitled the participants to receive an award of 41.67% of their target payout. The applicable target percentage as set by the Compensation Committee for each NEO for the 2007-2009 performance unit cycle was as follows: Mr. King—90% of average base salary; Mr. Greene—60% of average base salary; Mr. Wilson—60% of average base salary; and Mr. Henson—60% of average base salary. Mr. Bible was not employed by BB&T at the time of the inception of the 2007-2009 LTIP. The 2007-2009 LTIP unit awards paid for 2009 to the NEOs are reflected in column (g) of the 2009 Summary Compensation Table included under the "Compensation of Executive Officers" section below.

2007-2009 LTIP Cycle Payments

Name	Threshold ($)(1)	Target ($)(1)	Maximum ($)(1)	Actual LTIP Payment, Based on 2007-2009 Performance ($)(1)
Kelly S. King	$150,696	$602,784	$1,205,568	$276,343
Robert E. Greene	$ 67,927	$271,706	$ 543,412	$112,917
C. Leon Wilson III	$ 67,927	$271,706	$ 543,412	$112,917
Christopher L. Henson	$ 66,237	$264,946	$ 529,892	$112,655
Daryl N. Bible(2)	N/A	N/A	N/A	N/A

(1) Under the approved formula, the actual payment is based on average salary over the three-year performance cycle. When the threshold, target and maximum payments were established in 2007, such payments were based on each executive's base salary for 2007 with assumptions made for increases in base salary for subsequent years in the performance cycle. Actual payments are based on the actual salaries paid during the performance cycle.

(2) Mr. Bible was not employed by BB&T at the time of the inception of the 2007-2009 LTIP.

For 2009, the Compensation Committee established the 2009-2011 LTIP cycle and provided that the performance criteria would be average cash basis return on common equity for the three-year performance cycle, with a threshold goal of 4.57%, a target goal of 12.54% and a maximum goal of 17.49%. The threshold, target and maximum goals were based, respectively, on the 25th, median and 75th percentile levels of the Peer Group's average cash basis return on common equity for the three-year period ending December 31, 2008. The Compensation Committee approved each NEO's individual target payouts at 60% of average base salary, except for Mr. King, whose target payout was set at 105% of average base salary. The estimated target, threshold and maximum payments under the 2009-2011 LTIP unit awards are reflected in the 2009 Grants of Plan-Based Awards Table included under the "Compensation of Executive Officers" section below.

TARP Incentive Reductions

On June 10, 2009, the U.S. Department of the Treasury issued an interim final rule on standards for compensation and corporate governance for TARP participants (the "Rule"). Among other things, the Rule clarified that certain executive compensation and corporate governance standards imposed by TARP did not become effective until June 15, 2009.

On June 17, 2009, BB&T exited TARP by repurchasing the preferred stock sold to the U.S. Department of the Treasury under the Capital Purchase Program in November 2008. To comply with its TARP obligations, BB&T was prohibited from paying or accruing bonuses or other incentive awards for its "senior executive officers" (which includes Messrs. King, Greene, Wilson and Henson) attributable to the two days between the effective time of the Rule and BB&T's exit from TARP. Accordingly, BB&T reduced the 2009 Bonus Plan payments, the 2007-2009 LTIP payments and the 2007-2009 performance-based restricted stock units for the covered NEOs on a pro-rated basis over the applicable service period. Because BB&T was only subject to this requirement for two days, these pro-rata reductions are immaterial (the aggregate cash reductions are approximately $14,000 for all covered NEOs). The TARP related incentive payment reductions are set forth in footnote 3 to the 2009 Summary Compensation Table and footnote 8 to the 2009 Outstanding Equity Awards at Fiscal Year-End table, each of which appears in the section entitled "Compensation of Executive Officers."

Recent Development. The TARP incentive reductions discussed above were approved by the Compensation Committee at a meeting held on February 23, 2010. The U.S. Department of the Treasury subsequently issued interpretive guidance relative to the compensation and corporate governance standards established by the Rule (the "FAQs"). The FAQs clarify that, for the purposes of the Rule, a participating institution is considered to have exited TARP on the day it received all necessary approvals to exit rather than on the day of actual repayment. While BB&T's actual TARP repayment occurred on June 17, 2009, BB&T received approval for this action in advance of the effective date of the Rule. Accordingly, BB&T believes that the TARP incentive reductions were not required. BB&T and the Compensation Committee will consider what actions, if any, are appropriate or necessary in light of this new guidance.

Employment Agreements

BB&T uses employment agreements to secure the services of key talent within the highly competitive financial services industry. Generally, the employment agreements are entered into with high performing and long-term potential senior employees and are structured to carefully balance the individual financial goals of the executives relative to the needs of BB&T and its shareholders. All the NEOs have entered into employment agreements with BB&T. Each employment agreement includes provisions (a) prohibiting the executive from competing against BB&T (or working for a competitor) if the executive leaves BB&T, (b) providing for payments if the executive is terminated by BB&T for other than "just cause" or if the executive voluntarily terminates his employment with BB&T for "good reason," and (c) providing for payments if the executive is terminated for any reason following a "change of control," other than a termination for "just cause." These arrangements define compensation and benefits payable to the NEOs in certain termination and certain merger and acquisition scenarios, giving them some certainty regarding their individual outcomes under these circumstances. BB&T believes these arrangements appropriately minimize the distraction of the NEOs in the event of certain merger and acquisition scenarios, allowing them to remain neutral and focused on maximizing shareholder value. In addition, the noncompetition provisions protect BB&T from a competitive disadvantage if one of the NEOs were to leave the Corporation to work for a competitor. The Compensation Committee approves Executive Management's initial employment agreements and then reviews the agreements on an as-needed basis, based on market trends or on changes in BB&T's business environment.

The employment agreements with each member of Executive Management (which includes the NEOs) have a thirty-six-month term that automatically extends monthly by an additional month, absent contrary notice by either party. Information provided by the compensation consultant from the 2006 comprehensive review, which was re-confirmed in 2008, showed that providing three-year contract terms is a common practice within the financial services industry. The Compensation Committee believes that a three-year term provides appropriate incentives for retention and protections against unjustified terminations, while bringing BB&T's practices in line with other financial services companies. The employment agreements with the NEOs provide that any bonus or incentive compensation paid to the executive while BB&T is subject to TARP (which BB&T is no longer subject to) will be subject to recovery by BB&T if the payments were based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate. The employment agreements also provide for reductions in payments to the extent necessary to avoid exceeding the limits established by Section 280G of the Code. Payments in excess of these limits are often referred to as "excess parachute payments" and exceeding the 280G limits generally triggers an excise tax on the payments.

The employment agreements for each of the NEOs are described in greater detail under "Compensation of Executive Officers—Narrative to 2009 Summary Compensation Table" and "Compensation of Executive Officers—Potential Payments Upon Termination or Change of Control." For a description of the material terms of the employment agreements for the NEOs, including the definitions of the terms "just cause," "good reason" and "change of control," and the potential values of severance and change of control compensation under such agreements, see "Compensation of Executive Officers—Narrative to 2009 Summary Compensation Table" and "Compensation of Executive Officers—Potential Payments Upon Termination or Change of Control" below.

Pension Plan

The NEOs participate in the BB&T Corporation Pension Plan, a tax-qualified defined benefit retirement plan for eligible employees, on the same basis as other similarly situated employees. The Pension Plan provides retirement benefits based on length of service and salary level leading up to retirement with benefits increasing substantially as a participant approaches retirement. BB&T believes the retirement benefits provided by the Pension Plan are meaningful in their own right. Moreover, BB&T also views the Pension Plan as an important retention tool for the NEOs and other highly compensated employees in the later stages of their careers because the Pension Plan benefits could not easily be replicated upon the employee's departure from the Corporation prior to retirement. The NEOs also participate in the BB&T Corporation Non-Qualified Defined Benefit Plan, which is an unfunded excess benefit plan maintained for the purpose of providing deferred compensation to certain highly compensated employees, including the NEOs (other than Mr. Greene). The primary purpose of the BB&T Corporation Non-Qualified Defined Benefit Plan is to supplement the benefits payable to participants under the Pension Plan to the extent that such benefits are curtailed by application of certain limitations in the Code. Without this supplemental plan, the retirement benefits earned by the NEOs would be severely reduced and the Compensation Committee believes that this supplemental plan, as used in conjunction with the Pension Plan, assures that BB&T will receive the executive retention benefits of the Pension Plan.

Mr. Greene is the only NEO who participates in the BB&T Corporation Target Pension Plan, a supplemental executive retirement plan, which is more fully described in "Compensation of Executive Officers—Narrative to 2009 Pension Benefits Table" below. The Target Pension Plan is a plan that was made available only to former employees of Southern National Corporation prior to the merger of equals with BB&T in 1995, and Mr. Greene is the only NEO who is a former employee of Southern National Corporation. Supplemental executive retirement plans are frequently used by companies as a recruitment device to attract executives who forfeit meaningful retirement benefits when they change employers. Since BB&T has a strong, long-standing preference to promote from within, BB&T does not typically provide its employees, including the NEOs, with supplemental executive retirement plans.

Perquisites Practices

BB&T provides the NEOs with perquisites and other personal benefits that BB&T believes are reasonable and consistent with BB&T's overall compensation program to better enable BB&T to attract and retain superior employees for key positions. In 2009, BB&T provided the NEOs with perquisites related to (i) the maintenance of a residential security system (previously installed by BB&T), (ii) cash benefit adjustments pursuant to an election to opt out of BB&T group term life insurance coverage, and (iii) the reimbursement of moving-related expenses. The residential security system benefit is provided for the protection of the NEOs and to reduce the risk to BB&T from the loss of a key executive. BB&T has encouraged members of senior management (including the NEOs) to opt out of the Corporation's group term life insurance coverage and to have the portion of the group term life insurance premium that would have been paid by BB&T applied to a policy owned by the individual and provided through BB&T Insurance Services, Inc., a wholly-owned subsidiary of BB&T. This benefit encourages members of senior management, including the NEOs, to purchase life insurance from a BB&T-owned company at no additional cost to BB&T. This process reduces the group insurance cost for BB&T. Mr. Bible's relocation package is comparable to the relocation expenses provided to other senior officers of BB&T. BB&T does not provide Executive Management, including the NEOs, with perquisites such as personal club memberships, vacation houses or apartments or personal travel on corporate aircraft.

Other Employee Benefits

During 2009, BB&T maintained various employee benefit plans that constitute a portion of the total compensation package available to the NEOs and all eligible employees of BB&T. These plans consist of the following:

- the BB&T Corporation 401(k) Savings Plan, which in 2009 permitted employees to contribute up to 50% of their compensation, with BB&T matching up to 6% of their contribution;
- the BB&T Corporation Non-Qualified Defined Contribution Plan, which is designed to supplement the benefits under the BB&T Corporation 401(k) Savings Plan to the extent such benefits are curtailed by the application of certain limits imposed by the Code (during 2009, eligible participants in the Non-Qualified Defined Contribution Plan were permitted to defer up to 50% of their cash compensation with certain participants eligible to receive a matching contribution up to 6% of their contribution);
- a health care plan that provides medical and dental coverage for all eligible employees; and
- certain other welfare benefits (such as sick leave, vacation, etc.).

Benefits for the NEOs are determined by the same criteria applicable to all BB&T employees. In general, benefits are designed to provide a safety net of protection against the financial catastrophes that can result from illness, disability or death, and to provide a reasonable level of retirement income based on years of service with BB&T. These benefits help BB&T to be competitive in attracting and retaining employees. Benefits also help to keep employees focused without distractions related to paying for health care, adequate savings for retirement and similar issues. The Compensation Committee concluded that these employee benefit plans are consistent with plans provided by the Peer Group to their named executive officers and with industry standards.

BB&T also provides disability insurance for the benefit of its employees (including each of the NEOs) which, in the event of disability, pays the employee 50% of their monthly compensation, subject to a cap of $35,000 per month. Under this program, employees may select heightened disability coverage with a benefit that pays 60% of their monthly compensation, however, employees are required to pay the additional premium (over that already paid by BB&T to receive the standard 50% coverage) to receive this heightened level of coverage. If a member of Executive Management, including the NEOs, were to become disabled and the insurance benefit was limited due to the monthly cap, BB&T would provide supplemental payments to the member of Executive Management to bring the monthly payment up to the selected coverage level. BB&T has never provided any supplemental payments in connection with this arrangement.

Executive Management Changes

Effective January 1, 2009, Daryl N. Bible succeeded Christopher L. Henson as Chief Financial Officer of BB&T. Mr. Henson became the Chief Operating Officer of BB&T to fill the position previously occupied by Kelly S. King, who became the Chief Executive Officer. Effective January 1, 2010, Mr. King succeeded John Allison as Chairman of the Board. Mr. Allison continues to serve as a member of the Board of Directors and has been re-nominated to serve for a one-year term that will expire at the Annual Meeting of Shareholders in 2011.

Stock Ownership

The Compensation Committee and BB&T's Chief Executive Officer generally believe that members of Executive Management, including the NEOs, should accumulate meaningful equity stakes over time to further align their economic interests with the interests of shareholders, thereby promoting BB&T's objective of increasing shareholder value. The long-term incentives used by BB&T also facilitate the acquisition of shares of BB&T Common Stock by the NEOs.

Pursuant to the Corporation's Corporate Governance Guidelines, each member of Executive Management, including each NEO, is expected to own at least 5,000 shares of BB&T Common Stock throughout the full term of the officer's service as a member of Executive Management. The required number of shares was increased from 2,500 to 5,000, effective as of January 26, 2010 and, accordingly, these shares may be acquired over the later of (i) a period of three years beginning January 26, 2010, or (ii) a period of three years beginning with the date of the initial election of the officer to Executive Management, as applicable. Currently, each of the NEOs except for Mr. Bible owns the requisite number of shares and BB&T expects that he will obtain the requisite share ownership within the allotted time frame. As discussed in "Corporate Governance Matters—Stock Ownership of Directors," this requirement also applies to members of the Board of Directors. See the "Security Ownership" table above for a specific listing of the amount of BB&T Common Stock beneficially owned by each NEO.

Consistent with BB&T's compensation philosophy of rewarding the NEOs based on the long-term success of BB&T, BB&T's Code of Ethics and Insider Trading Policy prohibit all employees, including the NEOs, from speculative trading in BB&T Common Stock (including prohibitions on buying call options and selling put options for BB&T Common Stock) and place limitations on a NEO's ability to conduct short-term trading, thus encouraging long-term ownership of BB&T Common Stock.

Tax and Accounting Considerations

Tax Considerations

Section 162(m) of the Code and related regulations generally impose a $1 million cap on the deductibility of compensation paid to certain executive officers by a public corporation, unless an exception applies. One important exception is for qualified "performance-based compensation." BB&T's compensation philosophy and policies are intended to comply to the extent possible with Code Section 162(m). In typical years, when establishing and administering BB&T's compensation programs, the Compensation Committee generally intends that performance-based compensation will be deductible under Code Section 162(m). However, BB&T retains the flexibility to pay compensation that is not eligible for such treatment if it is in the best interest of the Corporation to do so. However, the EESA, as amended by the American Recovery and Reinvestment Act of 2009 ("ARRA"), reduced the $1 million deduction cap to $500,000; extended coverage to the chief executive officer, the chief financial officer, and the three most highly compensated employees other than the chief executive officer and the chief financial officer; and removed the performance-based compensation exception. The $500,000 deduction limitation applies to compensation earned during a period when a TARP obligation is outstanding, regardless of when the compensation is paid. Because BB&T exited TARP during 2009, the $500,000 deduction limit for 2009 should only apply to NEO compensation for the portion of the taxable year in which a TARP obligation was considered to be outstanding. Thus, the $500,000 deduction limitation for 2009 should generally be pro rated based on the number of applicable days.

Accounting Considerations

BB&T is required to recognize the expense of all share-based awards (such as stock options and restricted stock units) in its income statement over the award's minimum required service period. For each year presented, the restricted stock unit awards were less costly to BB&T relative to the expense for the stock option awards. This cost treatment contributed to the Compensation Committee's decision to introduce restricted stock unit awards and to continue to use these awards. For the 2009 incentive stock awards, the Compensation Committee used the closing price of BB&T's Common Stock on the grant date to determine the number of restricted stock unit awards.

As described above, BB&T's executive compensation program establishes incentives based on financial objectives management believes are important to BB&T and its shareholders, including cash basis earnings per share, cash basis return on assets and cash basis return on common equity. These financial measures are determined by methods other than in accordance with GAAP. BB&T derives each of these non-GAAP performance metrics from its cash basis net income, which is a non-GAAP financial measure. Cash basis earnings per share, cash basis return on assets and cash basis return on common equity are each calculated in the same manner as their GAAP counterparts, except that cash basis net income is substituted for GAAP net income in each calculation. Cash basis net income is computed by adjusting net income as determined in accordance with GAAP to exclude certain non-cash gains and charges (such as amortization of intangibles and purchase accounting mark-to-market adjustments) and certain significant gains, losses or expenses that are unusual in nature and that are not likely to recur regularly or in predictable amounts (such as expenses and gains related to the consummation of mergers or acquisitions, costs related to integration of merged entities and restructuring charges). For the year ended December 31, 2009, BB&T's cash basis net income available to common shareholders was computed by adjusting BB&T's GAAP net income available to common shareholders of $729 million to exclude: (a) $55 million in connection with the amortization of intangibles and purchase accounting mark-to-market adjustments, (b) $24 million in connection with merger-related and restructuring charges, (c) a $17 million gain for the sale of the payroll processing business, (d) $47 million for accelerated amortization on preferred stock, (e) $16 million for a litigation reserve accrual, (f) $42 million for an FDIC special assessment, and (g) $10 million in other income tax adjustments. As a result of these non-GAAP adjustments, for 2009 BB&T computed cash basis net income available to common shareholders to be $906 million. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

Conclusion

BB&T and the Compensation Committee review all elements of BB&T's compensation program for the NEOs, including a tally sheet for each NEO delineating each element of the NEO's compensation. When making a decision regarding any element of a NEO's compensation, the Compensation Committee takes into consideration all other elements of the NEO's compensation. In designing the various elements of the total compensation program, BB&T has taken great care to select elements that are performance-based and to use a variety of performance metrics that, on the whole, will encourage the achievement of short and long-term shareholder value. BB&T believes the total compensation for each NEO is reasonable and the components of BB&T's compensation program for the NEOs are consistent with market standards and with comparable programs of the Peer Group. The compensation program for the NEOs is based on the financial performance of BB&T compared to both market medians and Peer Group performance and appropriately links executive performance to the annual financial and operational results of BB&T and the long-term financial interests of the shareholders. BB&T further believes that the foregoing compensation philosophy is consistent with BB&T's corporate culture and objectives and has served and will continue to serve as a reasonable basis for administering the total compensation program of BB&T, both for the NEOs and all BB&T employees, for the foreseeable future.

COMPENSATION OF EXECUTIVE OFFICERS

2009 Summary Compensation Table

Name and Principal Position(1)	Year	Salary ($)	Bonus(2)(3) ($)	Stock Awards(4)(5) ($)	Option Awards(6)(7) ($)	Non-Equity Incentive Plan Compensation(3)(8) ($)	Change in Pension Value & Non-Qualified Deferred Compensation Earnings(9) ($)	All Other Compensation(10) ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Kelly S. King	2009	$900,000	$373,691	$582,334	$881,999	$1,020,983	$1,275,235	$111,676	$5,145,917
Chief Executive Officer	2008	$667,063	$ 0	$572,577	$560,332	$ 861,663	$1,345,407	$136,177	$4,143,218
	2007	$643,500	$ 0	$529,518	$675,673	$1,546,559	$ 916,565	$131,428	$4,443,242
Robert E. Greene	2009	$469,350	$132,518	$173,535	$262,836	$ 376,954	$ 984,031	$ 61,391	$2,460,615
Senior Executive Vice	2008	$451,550	$ 0	$258,385	$252,868	$ 386,488	$ 733,107	$ 80,200	$2,162,597
President	2007	$434,000	$ 0	$238,083	$303,800	$ 699,828	$ 461,068	$ 83,046	$2,219,824
C. Leon Wilson III	2009	$469,350	$132,518	$173,535	$262,836	$ 376,954	$ 482,881	$ 52,600	$1,950,674
Senior Executive Vice President	2008	$451,550	$ 0	$258,385	$252,868	$ 386,488	$ 590,539	$ 70,715	$2,010,544
Christopher L. Henson ...	2009	$500,000	$141,172	$184,866	$280,000	$ 393,948	$ 243,494	$ 51,010	$1,794,490
Senior Executive Vice	2008	$451,550	$ 0	$258,385	$252,868	$ 336,537	$ 290,792	$ 61,999	$1,652,131
President and Chief Operating Officer	2007	$400,200	$ 0	$219,537	$280,137	$ 566,366	$ 92,656	$ 36,918	$1,595,814
Daryl N. Bible	2009	$350,000	$ 99,365	$129,408	$195,998	$ 198,135	$ 25,398	$ 73,309	$1,071,614
Senior Executive Vice President and Chief Financial Officer									

(1) In accordance with SEC regulations, the listed positions are those held as of December 31, 2009. For a discussion of changes to the Executive Management team that occurred during 2009 and January 2010, please refer to "Compensation Discussion and Analysis—Executive Management Changes." In accordance with SEC regulations, information for Messrs. Wilson and Bible is only presented for 2008-2009 and 2009, respectively, because Messrs. Wilson and Bible were not deemed named executive officers for prior periods.

(2) In accordance with SEC regulations, the amounts shown in column (d) reflect the relative performance bonus, as described in the Compensation Discussion and Analysis. Please also refer to footnote 3 regarding the TARP incentive reductions that were applicable for 2009.

(3) As discussed under "Compensation Discussion and Analysis—TARP Incentive Reductions," BB&T was prohibited from paying or accruing bonuses or other incentive awards for its "senior executive officers" (which includes the named executive officers listed in the proxy statement for the Annual Meeting of Shareholders that occurred on April 28, 2009 and who remained employees of BB&T during 2009; namely Messrs. King, Greene, Wilson and Henson) for the two days between the effective time of the U.S. Department of the Treasury's interim final rule on TARP standards for compensation and corporate governance and BB&T's exit from TARP. To comply with this obligation, BB&T has made a pro rata reduction to the each of the 2009 regular Bonus Plan and the 2009 relative performance bonus payments (in the amount of 2/365) and the 2007-2009 LTIP payment (in the amount of 2/1095). These reductions are reflected in the amounts shown for 2009 in columns (d) and (g). The table below provides detail on the reductions. For these purposes, Mr. Bible was deemed not to be a "senior executive officer."

	Regular Bonus Plan Payments			Relative Performance Bonus			2007-2009 LTIP		
Name	Original 2009 Bonus Plan	TARP Reduction	Total 2009 Bonus Plan	Original Relative Performance Bonus	TARP Reduction	Total Relative Performance Bonus	Original 2007-2009 LTIP	TARP Reduction	Total 2007-2009 LTIP
Kelly S. King	$749,250	$4,105	$745,145	$375,750	$2,059	373,691	$276,343	$505	$275,838
Robert E. Greene	$265,699	$1,456	$264,243	$133,248	$ 730	132,518	$112,917	$206	$112,711
C. Leon Wilson III	$265,699	$1,456	$264,243	$133,248	$ 730	132,518	$112,917	$206	$112,711
Christopher L. Henson ..	$283,050	$1,551	$281,499	$141,950	$ 778	141,172	$112,655	$206	$112,449
Daryl N. Bible	$198,135	$ 0	$198,135	$ 99,365	$ 0	99,365	n/a	$ 0	n/a

(4) The grant date fair value for each restricted stock unit award listed in column (e) is $7.43 for 2009, $23.36 for 2008, and $34.60 for 2007. The amounts in column (e) reflect the dollar amount of fair value of the restricted stock unit grants received in each year. The assumptions used in the calculation of these amounts for awards granted in 2009, 2008 and 2007 are included in Note 11 "Shareholders' Equity" in the "Notes to Consolidated Financial Statements" included within BB&T's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(5) The grant date fair value of stock awards with the corresponding number of restricted stock units in 2009 are as follows: Mr. King—$582,334 for 78,376 units; Mr. Greene—$173,535 for 23,356 units; Mr. Wilson—$173,535 for 23,356 units; Mr. Henson—$184,866 for 24,881 units; and Mr. Bible—$129,408 for 17,417 units. The grant date fair value of stock awards with the corresponding number of restricted stock units in 2008 are as follows: Mr. King—$572,577 for 24,511 units; Mr. Greene—$258,385 for 11,061 units; Mr. Wilson—$258,385 for 11,061 units; and Mr. Henson—$258,385 for 11,061 units. The grant date fair value of stock awards with the corresponding number of restricted stock units in 2007 are as follows: Mr. King—$529,518 for 15,304 units; and Mr. Greene—$238,083 for 6,881 units; and Mr. Henson—$219,537 for 6,345 units.

(6) The grant date fair value for each stock option award listed in column (f) is as follows: 2009—$2.59; 2008—$3.45; and 2007—$5.35. The amounts in column (f) reflect the dollar amount of the fair value of the stock option grants received in each year. The assumptions used in the calculation of these amounts for awards granted in 2009, 2008 and 2007 are included in Note 11 "Shareholders' Equity" in the "Notes to Consolidated Financial Statements" included within BB&T's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(7) The grant date fair value of option awards to the NEOs with the corresponding number of stock options in 2009 are as follows: Mr. King—$881,999 for 340,540 options; Mr. Greene—$262,836 for 101,481 options; Mr. Wilson—$262,836 for 101,481 options; Mr. Henson—$280,000 for 108,108 options; and Mr. Bible—$195,998 for 75,675 options. The grant date fair value of option awards to the NEOs with the corresponding number of stock options in 2008 are as follows: Mr. King—$560,332 for 162,415 options; Mr. Greene—$252,868 for 73,295 options; Mr. Wilson—$252,868 for 73,295 options; and Mr. Henson—$252,868 for 73,295 options. The grant date fair value of option awards to the NEOs with the corresponding number of stock options in 2007 are as follows: Mr. King—$675,673 for 126,294 options; Mr. Greene—$303,780 for 56,785 options; and Mr. Henson—$280,137 for 52,362 options.

(8) Column (g) contains compensation paid to the NEOs under the Bonus Plan and the LTIP. Bonus Plan and LTIP payments occur when specific performance measures are achieved, as described in the "Compensation Discussion and Analysis" section above, rather than upon the date of grant. The detail relating to "Non-Equity Incentive Plan Compensation" found in column (g) to the 2009 Summary Compensation Table follows. Please also refer to footnote 3 regarding the TARP incentive reductions that were applicable for 2009.

	2009 Information		**2008 Information**		**2007 Information**	
Name	**2009 Bonus Plan**	**2007-2009 LTIP**	**2008 Bonus Plan**	**2006-2008 LTIP**	**2007 Bonus Plan**	**2005-2007 LTIP**
Kelly S. King	$749,250	$276,343	$ 0	$861,663	$444,659	$1,101,900
Robert E. Greene	$265,699	$112,917	$ 0	$386,488	$203,928	$ 495,900
C. Leon Wilson III	$265,699	$112,917	$ 0	$386,488	n/a	n/a
Christopher L. Henson	$283,050	$112,655	$ 0	$336,537	$188,046	$ 378,320
Daryl N. Bible	$198,135	n/a	n/a	n/a	n/a	n/a

Mr. Bible was not a member of Executive Management in February 2007 when the 2007-2009 LTIP performance cycle was established so he was not entitled to an LTIP award payment for this period. In accordance with SEC rules, information for Mr. Wilson is only presented for 2008 and 2009 because he was not deemed a named executive officer for 2007. Information for Mr. Bible is only presented for 2009 because he was not deemed a named executive office for prior periods.

(9) The amounts listed in column (h) are attributable to changes in the present value of the BB&T Corporation Pension Plan, the BB&T Corporation Non-Qualified Defined Benefit Plan and the BB&T Corporation Target Pension Plan, as applicable, for each of the NEOs. In accordance with SEC rules, no amounts reported in column (h) were attributable to above-market or preferential earnings on deferred compensation. For more on the NEO's pension benefits and deferred compensation arrangements, please refer to "2009 Pension Benefits" and "2009 Non-Qualified Deferred Compensation" and the accompanying narratives below.

(10) The detail relating to "All Other Compensation" for 2009 found in column (i) to the 2009 Summary Compensation Table is set forth in the Narrative to 2009 Summary Compensation Table, which follows.

Narrative to 2009 Summary Compensation Table

The following narrative focuses on NEO compensation for 2009. For a discussion that centers on compensation for 2008, please refer to the proxy statement for the annual meeting of shareholders that occurred on April 28, 2009. For a discussion that centers on compensation for 2007, please refer to the proxy statement for the annual meeting of shareholders that occurred on April 22, 2008. Copies of prior years' proxy statements are available for review on the SEC's website at *www.sec.gov* and will be mailed to shareholders upon written request.

All Other Compensation. The detail relating to the "All Other Compensation" for 2009 found in column (i) to the 2009 Summary Compensation Table is as follows:

Detail for All Other Compensation

Name	401(k) Match	NQDC Match	Benefit Adjustment	Bonus	Home Security	Life Insurance Premium	Relocation	Disability Reimbursement
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Kelly S. King	$14,700	$91,138	$2,298	$ 0	$3,540	$ 0	$ 0	$ 0
Robert E. Greene	$14,700	$37,211	$ 0	$9,338	$ 119	$23	$ 0	$ 0
C. Leon Wilson III	$14,700	$36,650	$ 0	$ 0	$ 242	$ 0	$ 0	$1,008
Christopher L. Henson	$14,700	$35,492	$ 0	$ 0	$ 818	$ 0	$ 0	$ 0
Daryl N. Bible	$14,700	$11,573	$ 0	$ 0	$ 286	$ 0	$46,750	$ 0

All Other Compensation consists of:

(a) BB&T's matching contribution under the BB&T Corporation 401(k) Savings Plan on behalf of the applicable NEO.

(b) BB&T's contribution to the BB&T Corporation Non-Qualified Defined Contribution Plan on behalf of the applicable NEO.

(c) Cash benefit adjustment pursuant to election to opt out of BB&T group life insurance coverage for the applicable NEO.

(d) A payment, adjusted for taxes, equal to that portion of the annual premium due on Mr. Greene's whole life insurance policy for which BB&T is responsible under the terms of the Southern National Corporation Senior Officers Insurance Program Agreement assumed by BB&T in 1995.

(e) Home security system annual maintenance costs for the applicable NEO.

(f) $23 premium paid on endorsement split dollar life insurance policy that BB&T assumed in 1995.

(g) Expenses associated with Mr. Bible's relocation to Winston-Salem, NC.

(h) BB&T provides disability insurance for the benefit of its employees (including each of the NEOs) which, in the event of disability, pays the employee 50% of their monthly compensation, subject to a cap of $35,000 per month. Under this program, employees may select heightened disability coverage with a benefit that pays 60% of their monthly compensation, however, employees are required to pay the additional premium (over that already paid by BB&T to receive the standard 50% coverage) to receive this heightened level of coverage. BB&T also offers a wellness program. Wellness program participants may receive a credit for a portion of the disability premium (whether paid by them or on their behalf), depending on their participation level in the wellness program and the disability coverage selected.

Compensation Program. For a discussion and analysis of the Corporation's compensation program, including a discussion of each element of compensation provided to the NEOs for 2009, please refer to the "Compensation Discussion and Analysis" section above. As indicated in the 2009 Summary Compensation Table, salary and non-performance based bonuses (as determined in accordance with SEC rules) as a percentage of total annual compensation (as set forth in column (j) of the 2009 Summary Compensation Table) for each of the NEOs in 2009 were as follows: Mr. King—24.8%; Mr. Greene—24.5%; Mr. Wilson—30.9%; Mr. Henson—35.7%; and Mr. Bible—41.9%.

Change in Pension Value and Non-Qualified Deferred Earnings. For information regarding the formula for calculation of the pension values, see the discussion included in the "Narrative to 2009 Pension Benefits Table" below. Eligible employees are permitted to defer a percentage (up to 50% in 2009) of their cash compensation under the Non-Qualified Defined Contribution Plan. All cash compensation is eligible for deferral unless otherwise limited by Code Section 409A. Plan participants may choose deemed investments in the Non-Qualified Defined Contribution Plan that are identical to the investments offered in the tax-qualified plan with the exception that no contributions may be used to purchase BB&T Common Stock. Participants make an election upon entering the plan regarding the timing of plan distributions. The two allowable distribution elections are distribution upon termination or distribution upon reaching age 65. The Non-Qualified Defined Contribution Plan also allows for an in-service hardship withdrawal based on facts and circumstances that meet Internal Revenue Service guidelines.

401(k) Plan. The BB&T Corporation 401(k) Savings Plan is maintained to provide a means for substantially all employees of the Corporation and its subsidiaries to defer a percentage (up to 50% in 2009) of their cash compensation on a pre-tax basis. This Plan provides for the Corporation to match the employee's contribution up to 6% of the employee's compensation. The Corporation's contributions to each of the NEOs during 2009 under the 401(k) Savings Plan are included under the "All Other Compensation" column in the 2009 Summary Compensation Table above. In accordance with SEC rules, since the 401(k) Savings Plan is a tax-qualified plan, it is not included in the 2009 Non-Qualified Deferred Compensation table below.

Employment Agreements. The Corporation and its wholly owned subsidiary, Branch Bank, have entered into Employment Agreements with each member of Executive Management, including each NEO. At December 31, 2009, there were ten members of Executive Management.

The Employment Agreements for all members of Executive Management (which includes the NEOs) provide a thirty-six month term that is automatically extended monthly for an additional month, absent contrary notice by either party. The term of any Employment Agreement may not be extended beyond the month in which such NEO reaches age 65. The Employment Agreements provide that the NEOs are guaranteed minimum annual salaries equal to their current annual base salaries and continued participation in incentive compensation plans that the Corporation or Branch Bank may from time to time extend to its similarly situated officers. During the term of the Employment Agreements, each NEO is entitled to participate in and receive, on the same basis as other similarly situated officers of the Corporation and Branch Bank, employee pension and welfare benefits and other benefits such as sick leave, vacation, group disability and health, life and accident insurance and similar non-cash compensation that the Corporation or Branch Bank may from time to time extend to its officers.

The Employment Agreements for the NEOs provide that under certain circumstances upon leaving the employment of the Corporation and Branch Bank, the executive may not compete in the banking business, directly or indirectly, against the Corporation, Branch Bank and their affiliates. This prohibition generally precludes the NEO from working for a competitor with a banking presence that overlaps Branch Bank's banking footprint. Additionally, the Employment Agreements for the NEOs prohibit the executive from soliciting or assisting in the solicitation of any depositors or customers of the Corporation or its affiliates or inducing any employees to terminate their employment with the Corporation or its affiliates. These noncompetition and nonsolicitation provisions generally will be effective until the first year anniversary of the NEO's termination. These noncompetition provisions generally are not effective if the NEO terminates employment after a "Change of Control." For a discussion of the potential payments that would be provided to each of the NEOs under their respective Employment Agreements in the event of such NEO's termination, including in connection with a Change of Control of the Corporation, and a discussion of the terms "Just Cause" and "Change of Control," please refer to the "Potential Payments Upon Termination or Change of Control" section below.

2009 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(4)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Kelly S. King											
Stock Options	2/24/2009								340,540	$16.88	$881,999
Restricted Stock Units	2/24/2009							78,376			$582,334
Bonus Plan	2/24/2009	$374,625	$1,125,000	$2,250,000							
2009-2011 LTIP(1)	2/24/2009	$244,220	$ 976,878	$1,953,756							
Robert E. Greene											
Stock Options	2/24/2009								101,481	$16.88	$262,836
Restricted Stock Units	2/24/2009							23,356			$173,535
Bonus Plan	2/24/2009	$132,849	$ 398,947	$ 797,894							
2009-2011 LTIP(1)	2/24/2009	$ 73,266	$ 293,064	$ 586,128							
C. Leon Wilson III											
Stock Options	2/24/2009								101,481	$16.88	$262,836
Restricted Stock Units	2/24/2009							23,356			$173,535
Bonus Plan	2/24/2009	$132,849	$ 398,947	$ 797,894							
2009-2011 LTIP(1)	2/24/2009	$ 73,266	$ 293,064	$ 586,128							
Christopher L. Henson											
Stock Options	2/24/2009								108,108	$16.88	$280,000
Restricted Stock Units	2/24/2009							24,881			$184,866
Bonus Plan	2/24/2009	$141,525	$ 425,000	$ 850,000							
2009-2011 LTIP(1)	2/24/2009	$ 77,530	$ 310,120	$ 620,240							
Daryl N. Bible											
Stock Options	2/24/2009								75,675	$16.88	$195,998
Restricted Stock Units	2/24/2009							17,417			$129,408
Bonus Plan	2/24/2009	$ 99,068	$ 297,500	$ 595,000							
2009-2011 LTIP(1)	2/24/2009	$ 54,271	$ 217,084	$ 434,168							

(1) LTIP awards are a component of the 2004 Stock Plan. The 2004 Stock Plan is an equity incentive plan. LTIP awards may be paid in the form of cash or stock at the discretion of the Compensation Committee. However, since 1996, awards have been paid only in the form of cash. For that reason, LTIP awards are disclosed under the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns of this table, and not the "Estimated Future Payouts Under Equity Incentive Plan Awards" columns.

(2) With respect to grants under each of the Bonus Plan and the 2009-2011 LTIP awards, the amounts shown in column (c) reflect the minimum payment level, which is 33.3% of the target amount shown in column (d) with respect to the Bonus Plan and is 25% of the target amount shown in column (d) with respect to the LTIP. The amount shown in column (e) is 200% of such target amount. When the threshold, target and maximum payments were established in 2009, such payments were based on each executive's base salary for 2009 with assumptions made for increases in base salary for subsequent years in the performance cycle. The actual payment will be based on the actual average salary over the three-year performance cycle. For a discussion of the target opportunities established under each performance cycle, please refer to the "Compensation Discussion and Analysis" section above.

(3) The amount shown in column (i) reflects the restricted stock units granted in 2009, which will result in the issuance of the number of shares of BB&T Common Stock indicated five years from the date of grant if the NEO remains employed by BB&T for the entire five-year service period.

(4) In accordance with the 2004 Stock Plan, the option exercise price is the closing price of BB&T Common Stock on the date of grant.

Narrative to 2009 Grants of Plan-Based Awards Table

For a discussion of the awards presented in the 2009 Grants of Plan-Based Awards table and the material terms of the awards, please refer to the "Compensation Discussion and Analysis—Components of Executive Compensation" section above.

2009 Outstanding Equity Awards at Fiscal Year-End

	OPTION AWARDS					STOCK AWARDS			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Kelly S. King	47,252			$23.9375	2/22/2010	20,975(7)	$ 532,136		
	65,682			$36.5900	2/27/2011	15,276(8)	$ 387,552		
	66,858			$36.8400	2/26/2012			24,511(9)	$621,844
	94,761			$32.6600	2/25/2013	78,376(10)	$1,988,399		
	87,727			$36.6800	2/24/2014				
	100,000	25,000(1)		$38.6400	2/22/2015				
	69,774	46,516(2)		$39.7300	2/21/2016				
	50,517	75,777(3)		$44.1500	2/20/2017				
	32,483	129,932(4)		$34.2900	2/26/2018				
		340,540(5)		$16.8800	2/24/2019				
Robert E. Greene	39,409			$36.5900	2/27/2011	9,322(7)	$ 236,499		
	40,115			$36.8400	2/26/2012	6,868(8)	$ 174,241		
	51,555			$32.6600	2/25/2013			11,061(9)	$280,618
	47,727			$36.6800	2/24/2014	23,356(10)	$ 592,542		
	45,652	11,413(1)		$38.6400	2/22/2015				
	31,010	20,674(2)		$39.7300	2/21/2016				
	22,714	34,071(3)		$44.1500	2/20/2017				
	14,659	58,636(4)		$34.2900	2/26/2018				
		101,481(5)		$16.8800	2/24/2019				
C. Leon Wilson III	16,449			$23.9375	2/22/2010	9,322(7)	$ 236,499		
	12,046			$36.5900	2/27/2011	6,868(8)	$ 174,241		
	13,100			$36.8400	2/26/2012			11,061(9)	$280,618
	43,791			$32.6600	2/25/2013	23,356(10)	$ 592,542		
	41,363			$36.6800	2/24/2014				
	44,202	11,051(1)		$38.6400	2/22/2015				
	31,010	20,674(2)		$39.7300	2/21/2016				
	22,714	34,071(3)		$44.1500	2/20/2017				
	14,659	58,636(4)		$34.2900	2/26/2018				
		101,481(5)		$16.8800	2/24/2019				
Christopher L. Henson	4,884			$23.9375	2/22/2010	6,292(7)	$ 159,628		
	4,926			$36.5900	2/27/2011	6,333(8)	$ 160,668		
	5,255			$36.8400	2/26/2012			11,061(9)	$280,618
	9,688			$32.6600	2/25/2013	24,881(10)	$ 631,231		
	8,938			$36.6800	2/24/2014				
	31,014	7,754(1)		$38.6400	2/22/2015				
	20,932	13,955(2)		$39.7300	2/21/2016				
	20,944	31,418(3)		$44.1500	2/20/2017				
	14,659	58,636(4)		$34.2900	2/26/2018				
		108,108(5)		$16.8800	2/24/2019				
Daryl N. Bible	20,380	81,522(6)		$36.2200	1/31/2018	10,353(11)	$ 262,656		
	8,858	35,435(4)		$34.2900	2/26/2018	6,684(12)	$ 169,573		
		75,675(5)		$16.8800	2/24/2019	17,417(10)	$ 441,869		

(1) Stock options vest at the rate of 20%/year, with vesting dates of 2/22/06, 2/22/07, 2/22/08, 2/22/09 and 2/22/10.
(2) Stock options vest at the rate of 20%/year, with vesting dates of 2/21/07, 2/21/08, 2/21/09, 2/21/10 and 2/21/11.
(3) Stock options vest at the rate of 20%/year, with vesting dates of 2/20/08, 2/20/09, 2/20/10, 2/20/11 and 2/20/12.
(4) Stock options vest at the rate of 20%/year, with vesting dates of 2/26/09, 2/26/10, 2/26/11, 2/26/12 and 2/26/13.
(5) Stock options vest at the rate of 20%/year, with vesting dates of 2/24/10, 2/24/11, 2/24/12, 2/24/13 and 2/24/14.
(6) Stock options vest at the rate of 20%/year, with vesting dates of 1/31/09, 1/31/10, 1/31/11, 1/31/12 and 1/31/13.
(7) A minimum average cash basis return on equity target of 19.95% during the period from January 1, 2006 through December 31, 2008 was met; the shares will vest 100% on 2/21/11. Market value as of 12/31/09 was $25.37 per share.
(8) A minimum average cash basis return on equity target of 18.94% during the period from January 1, 2007 through December 31, 2009 was met; the shares will vest 100% on 2/20/12. Market value as of 12/31/09 was $25.37 per share. As discussed under "Compensation Discussion and Analysis—TARP Incentive Reductions," BB&T is prohibited from paying or accruing bonuses or other incentive awards for its "senior executive officers" (which includes the named executive officers listed in the proxy statement for the Annual Meeting of Shareholders that occurred on April 28, 2009 and who remained employees of BB&T during 2009; namely Messrs. King, Greene, Wilson and Henson) for the two days between the effective time of the U.S. Department of the Treasury's interim final rule on TARP standards for compensation and corporate governance and BB&T's exit from TARP. To comply with this obligation, BB&T has made a pro rata reduction to the 2007-2009 performance-based restricted stock unit awards (in the amount of 2/1095). The table below provides detail on this reduction. For these purposes, Mr. Bible was deemed not to be a "senior executive officer" and he was not employed by BB&T at the time the 2007-2009 performance-based restricted stock units were awarded.

Name	Original 2007-2009 Performance-Based RSUs(#)	TARP Reduction(#)	Total 2007-2009 Performance-Based RSU(#)s
Kelly S. King	15,304	28	15,276
Robert E. Greene	6,881	13	6,868
C. Leon Wilson III	6,881	13	6,868
Christopher L. Henson	6,345	12	6,333
Daryl N. Bible	n/a	0	n/a

(9) Vesting for performance-based restricted stock units is subject to a minimum average cash basis return on equity target of 16.26% during the period from January 1, 2008 through December 31, 2010; if the performance target is met, then shares will vest 100% on 2/26/13. Market value as of 12/31/09 was $25.37 per share.
(10) Restricted stock units vest 100% on 2/24/14. Market value as of 12/31/09 was $25.37 per share.
(11) Restricted stock units vest 100% on 1/31/13. Market value as of 12/31/09 was $25.37 per share.
(12) Restricted stock units vest 100% on 2/26/13. Market value as of 12/31/09 was $25.37 per share.

Option Exercises and Stock Vested in 2009

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Kelly S. King	0	N/A	0	N/A
Robert E. Greene	0	N/A	0	N/A
C. Leon Wilson III	0	N/A	0	N/A
Christopher L. Henson	0	N/A	0	N/A
Daryl N. Bible	0	N/A	0	N/A

2009 Pension Benefits[1]

Name	Plan Name(2)	Number of Years Credited Service(3)(#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
Kelly S. King	Q	35	$ 854,969	0
	NQ	35	$7,337,728	0
Robert E. Greene	Q	35	$ 799,388	0
	SERP	35	$4,409,119	0
C. Leon Wilson III	Q	33	$ 548,157	0
	NQ	33	$2,173,081	0
Christopher L. Henson	Q	25	$ 285,493	0
	NQ	25	$ 646,975	0
Daryl N. Bible	Q	2	$ 24,191	0
	NQ	2	$ 23,285	0

(1) The 2009 Pension Benefits table shows the present value of accumulated benefits payable to each of the NEOs, including the number of years of service credited to each such NEO, determined using the measurement date, interest rate and mortality rate assumptions consistent with those used in BB&T's financial statements. For these purposes, the credited years of service and present value of accumulated benefits were measured as of December 31, 2009.

(2) Q = BB&T Corporation Pension Plan
NQ = BB&T Corporation Non-Qualified Defined Benefit Plan
SERP = BB&T Corporation Target Pension Plan

(3) Each plan limits the years of credited service to a maximum of thirty-five years.

Narrative to 2009 Pension Benefits Table

The Corporation maintains the BB&T Corporation Pension Plan (the "Pension Plan"), the BB&T Corporation Non-Qualified Defined Benefit Plan (the "Non-Qualified Defined Benefit Plan"), and the BB&T Corporation Target Pension Plan (the "Target Pension Plan"). For a discussion of the valuation methods and material assumptions applied in quantifying the present value of the current accrued benefit under each of these plans, as set forth in the table above, please refer to Note 14 "Benefit Plans" in the "Notes to Consolidated Financial Statements" included with the Annual Report on Form 10-K for the year ended December 31, 2009. A discussion of each of these plans is set forth below.

Tax-Qualified Defined Benefit Plan. The Corporation maintains the Pension Plan, a tax-qualified defined benefit retirement plan for eligible employees. Substantially all employees of the Corporation and its subsidiaries who have attained age 21 are eligible to participate in the Pension Plan after completing one year of service. Contributions to the Pension Plan are computed on an actuarial basis. A participant's normal annual retirement benefit under the Pension Plan at age 65 is an amount equal to 1.0% of the participant's final average compensation, plus .5% of the participant's final average compensation in excess of Social Security covered compensation multiplied by the number of years of creditable service completed with the Corporation and certain of its subsidiaries up to a maximum of thirty-five years. A participant's final average compensation is his or her average annual compensation, including salary, wages, overtime, bonuses and incentive compensation, for the five consecutive years in the last ten years that produce the highest average.

Non-Qualified Defined Benefit Plan. The Non-Qualified Defined Benefit Plan is designed to provide special supplemental retirement benefits to participants under the tax-qualified Pension Plan. The Non-Qualified Defined Benefit Plan is an unfunded, excess benefit plan maintained for the purpose of providing deferred compensation to certain highly compensated employees, including the NEOs (other than Mr. Greene). The primary purpose of this Plan is to supplement the benefits payable to participants under the Pension Plan to the extent that such benefits are curtailed by application of certain limitations contained in the Code. Benefits payable under this Plan are included in the table above.

Target Pension Plan. The Corporation also maintains the Target Pension Plan, which became effective January 1, 1989. The Target Pension Plan covers certain management employees of the Corporation and participating subsidiaries as designated by its administrative committee; however, only legacy employees of Southern National Corporation are eligible to participate. Under the Target Pension Plan, participants who retire either at or after age 55 with fifteen years of service under the Pension Plan, or at or after age 65, receive monthly retirement benefits equal to the greater of: (1) the difference between 55% of "final average monthly earnings" less the participant's projected monthly benefits under the Pension Plan and 50% of the participant's projected monthly "Social Security Benefit" as defined in the Target Pension Plan; or (ii) the difference between the monthly benefit the participant would have received under the Pension Plan, but for certain limitations imposed by the Code and the participant's monthly benefit under the Pension Plan payable at the time the Target Pension Plan benefit commences. Benefits are payable in the form of a joint and 75% survivor annuity for married participants and a ten-year certain and life annuity for unmarried participants, and are reduced if payment commences prior to age 65. Mr. Greene is the only NEO who is a legacy employee of Southern National Corporation and accordingly is the only NEO who participates in the Target Pension Plan.

Early Retirement. Mr. King, Mr. Greene and Mr. Wilson (Mr. Wilson became retirement eligible in January 2010) have met the requirements for early retirement under the Corporation's pension plans; Mr. Henson and Mr. Bible currently are not eligible for early retirement. Employees with at least 10 years of service who have attained age 55 are eligible to retire and begin receiving a reduced pension immediately. If an employee chooses to begin pension payments prior to normal retirement age, the payments are reduced based on a plan-specified reduction schedule.

2009 Non-Qualified Deferred Compensation

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(2)
(a)	(b)	(c)	(d)	(e)	(f)
Kelly S. King	$ 91,138	$91,138	$ 59,150	$ 0	$4,311,653
Robert E. Greene	$113,276	$37,211	$ 21,535	$ 0	$2,058,995
C. Leon Wilson III	$ 36,650	$36,650	$297,841	$ 0	$1,263,486
Christopher L. Henson	$ 67,154	$35,492	$104,907	$ 0	$ 493,365
Daryl N. Bible	$ 40,488	$11,573	$ 11,320	$ 0	$ 63,380

(1) In accordance with SEC rules, no amounts reported in columns (b), (c) or (d) were reported as compensation in the 2009 Summary Compensation Table because such amounts do not represent above-market or preferential earnings on compensation.

(2) No amounts previously reported in the aggregate balance at last fiscal year end column (column (f)) were reported as compensation to the NEOs in previous years.

Narrative to 2009 Non-Qualified Deferred Compensation Table

Non-Qualified Defined Contribution Plan. The Corporation maintains the BB&T Corporation Non-Qualified Defined Contribution Plan (the "Non-Qualified Defined Contribution Plan"). This Plan is an unfunded, excess benefit plan that provides deferred compensation to certain highly compensated employees, including the NEOs. The purpose of this Plan is to supplement the benefits under the tax-qualified BB&T 401(k) Savings Plan to the extent that such benefits are curtailed by the application of certain limits imposed by the Code (e.g., Code Section 402(g) and Code Section 415 limitations). During 2009, eligible employees were permitted to defer up to 50% of their cash compensation in the Non-Qualified Defined Contribution Plan with certain participants eligible to receive a matching contribution up to 6% of their contribution. All cash compensation is eligible for deferral unless prohibited under Code Section 409A. Plan participants may choose deemed investments in the Non-Qualified Defined Contribution Plan that are identical to the investments offered in the tax-qualified plan with the exception that no contributions may be used to purchase BB&T Common Stock. Participants make an election upon entering this Plan regarding the timing of plan distributions. The two allowable distribution elections are distribution upon termination or distribution upon reaching age 65. The Non-Qualified Defined Contribution Plan also allows for an in-service hardship withdrawal based on facts and circumstances that meet Internal Revenue Service guidelines. This Plan is intended to provide participants in the Corporation's incentive compensation plans with an effective means of electing to defer, on a pre-tax basis, a portion of the payments that they are entitled to receive under such plans.

Potential Payments Upon Termination or Change of Control

The potential payments to the NEOs in the event of their termination or a change of control are discussed below. The following information generally is required to be presented as of December 31, 2009. As discussed in the "Compensation Discussion and Analysis," BB&T has entered into Employment Agreements with each of the ten members of Executive Management, including each of the NEOs. In 2008, BB&T amended its Employment Agreements with each of the NEOs, among other things, to (a) limit the officer's compensation so as not to exceed the amount allowable under applicable rules and regulations, and (b) provide that any bonus or incentive compensation paid to the executive will be subject to recovery by BB&T if the payments were based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate. These provisions are only applicable to the extent BB&T is subject to TARP. Several of the important provisions of these Employment Agreements are discussed in the "Compensation Discussion and Analysis" and the "Narrative to 2009 Summary Compensation Table," both above, including the noncompetition and nonsolicitation conditions, which generally are a prerequisite to receiving termination payments under the Employment Agreements.

Accrued and Vested Benefits. Each of the NEOs has accrued various benefits and awards under the Corporation's compensation programs, including stock-based plans and retirement and other broad-based employee benefit plans. Many of these benefits and awards are fully vested, and each of the NEOs would receive all of their vested benefits and awards if their employment with the Corporation ends for any reason. Additionally, as of December 31, 2009, each of Messrs. King and Greene are over 55 years of age, have more than 10 years of service with the Corporation and are "retirement eligible" and, therefore, upon the end of their employment with the Corporation each would be entitled to accelerated vesting of all outstanding unvested equity awards, pro rata LTIP payments through their date of termination, and the full balance of their respective retirement accounts. Mr. Wilson became retirement eligible in January 2010; therefore assuming that Mr. Wilson's employment ended on December 31, 2009 (which is the "as of" date that the tables below are required to be presented), he would not be entitled the benefits associated with being "retirement eligible." To the extent that the vesting of any performance-based awards was accelerated in accordance with a NEO qualifying as "retirement eligible," payments under the awards would remain subject to the Corporation's actual performance and Code Section 409A's six-month waiting period. Any unvested awards and benefits (that are not subject to acceleration due to the NEO's retirement eligibility and years of service) would be forfeited upon termination.

The following table describes the value of the vested benefits and awards that each of the NEOs would be entitled to receive following their employment with the Corporation, assuming that their employment ended on December 31, 2009.

Vested and Accrued Benefits Payable Upon Termination on 12/31/09

Name	Cash or Severance Payment	Vested Pension and Supplemental Retirement Benefits(1)	Value of Outstanding Unvested Options to be Accelerated due to Termination Event(2)(3)	Value of Restricted Stock Units to be Accelerated due to Termination Event(3)(4)	Value of Pro Rata LTIP Payments (3)(5)	Welfare Benefits	Outplacement Benefits	Total
Kelly S. King	n/a	$10,425,188	$2,891,185	$3,529,931	$1,060,957	n/a	n/a	$17,907,261
Robert E. Greene	n/a	$ 6,532,072	$ 861,574	$1,283,900	$ 390,761	n/a	n/a	$ 9,068,307
C. Leon Wilson III	n/a	$ 3,704,420	$ —	$ —	$ —	n/a	n/a	$ 3,704,420
Christopher L. Henson	n/a	$ 1,357,177	$ —	$ —	$ —	n/a	n/a	$ 1,357,177
Daryl N. Bible	n/a	$ 33,128	$ —	$ —	$ —	n/a	n/a	$ 33,128

(1) Amounts for all the NEOs include estimated accrued employer contributions to the NEOs' 401(k) Plan balances and Non-Qualified Defined Contribution Plan balances. Mr. King is fully vested in both the qualified pension plan and the Non-Qualified Defined Benefit Plan, and his amount reflects such balances. Mr. Greene is fully vested in the Target Pension Plan and his amount reflects such balance. Messrs. Wilson and Henson are partially vested in the Non-Qualified Defined Benefit Plan and their amounts reflect such balances.

(2) A portion of the unvested stock options that are subject to acceleration have an exercise price that is less than $25.37, which was the closing price of BB&T's Common Stock on December 31, 2009, the last business day of 2009.
(3) As described above under "Accrued and Vested Benefits," Messrs. King and Greene were retirement eligible as of December 31, 2009; therefore, the vesting of their unvested stock options and restricted stock units would be accelerated and they would receive pro rata LTIP payments through their date of termination. Because Messrs. Wilson, Henson and Bible were not retirement eligible as of December 31, 2009, their unvested stock options, restricted stock units and LTIP payments are not considered "accrued and vested benefits."
(4) The projected payment of shares of common stock underlying performance-based restricted stock unit awards is subject to the Corporation's actual performance, with the actual payment occurring at the end of the applicable performance period, subject to Code Section 409A's six-month waiting period. Accordingly, the NEOs may in fact receive all or none of the underlying shares at the end of the applicable performance period. In presenting the value of the outstanding performance-based restricted stock unit awards, it is assumed that the Corporation's performance criteria would be met and that the underlying shares would be paid accordingly. Each restricted stock unit is valued at $25.37, which was the closing price of BB&T's Common Stock on December 31, 2009, the last business day of 2009. Termination for "Just Cause" does not trigger an acceleration event for restricted stock unit awards; therefore, there is no incremental value for the acceleration of restricted units if the NEO is terminated for "Just Cause."
(5) For Messrs. King and Greene, the value presented includes the actual payments for the 2007-2009 LTIP cycle, as disclosed in column (g) of the 2009 Summary Compensation Table, and projected pro rata payments for the two other LTIP cycles that have not been completed. The projected pro rata LTIP payments are subject to the Corporation's actual performance, with the actual payment occurring at the end of the applicable performance period, and the payments being prorated through the NEO's date of termination. For example, the pro rata LTIP payment for the 2009-2011 LTIP cycle would be pro rated by one-third to account for the NEO's service through December 31, 2009 and no service during 2010 and 2011. In presenting the potential pro rata LTIP payments for three-year LTIP cycles that have not been completed, it is assumed that the Corporation's performance criteria are met at the target level and that the LTIP payments are correspondingly made on a pro rata basis. Termination for "Just Cause" does not trigger the payment of LTIP awards; therefore, there is no incremental value for an LTIP payment award if the NEO is terminated for "Just Cause."

Termination for Just Cause. The Corporation and Branch Bank have the right under the Employment Agreements to terminate the NEO's employment at any time for "Just Cause" (which is generally defined as dishonesty, commission of a felony or willful disobedience). If the Corporation or Branch Bank terminates a NEO's employment for "Just Cause," the NEO will not have the right to receive any compensation or other benefits under the Employment Agreement for any period after such termination other than compensation that is earned but unpaid, unreimbursed expenses, and accrued and vested benefits.

Termination for Other than Just Cause. If a NEO's employment is terminated by the Corporation or Branch Bank other than for "Just Cause," the officer will be entitled to receive monthly payments of cash compensation (including salary, bonuses and deferred compensation) equal to one-twelfth of the highest annual amount of such compensation over the past three years ("Three-Year Term Termination Compensation"), and the officer will also receive employee welfare benefits, including health care, and outplacement services, for the full three-year term (or until age 65 if that is a shorter period).

In addition, if any of the NEOs' employment is terminated by the Corporation or Branch Bank other than for "Just Cause," the Corporation and Branch Bank will use their best efforts to accelerate vesting of any unvested benefits to which the NEO may be entitled under any stock-based or other benefit plan or arrangement to the extent permitted by the terms of such plan(s). The receipt by any of the NEOs of payments and other benefits under his Employment Agreement is subject to compliance with the noncompetition and nonsolicitation provisions of the applicable Employment Agreement, which are described above under the heading "Narrative to 2009 Summary Compensation Table—Employment Agreements." The severance payments for a termination other than for "Just Cause" are further described in the table below.

Voluntary Termination for Good Reason. The NEOs have the right to terminate their employment voluntarily at any time for "Good Reason," which is generally defined in the Employment Agreements to include a reduction in the NEO's status, duties, salary or benefits. If a NEO voluntarily terminates his employment for "Good Reason," he will be entitled to receive the "Three-Year Term Termination Compensation," employee welfare benefits, including health care and outplacement services for the full three-year term (or until age 65 if that is a shorter period), and accelerated vesting of unvested benefits under employee stock and benefit plans to the extent permitted by such plans. The receipt by any of the NEOs of payments and other benefits under his Employment Agreement is subject to compliance with the noncompetition and nonsolicitation provisions of the applicable Employment Agreement, which are described above under the heading "Narrative to 2009 Summary Compensation Table—Employment Agreements." The severance payments for this type of termination are further described in the table immediately below.

Incremental Payments Upon Involuntary Termination for Other Than "Just Cause" or Voluntary Termination for "Good Reason" Occurring on 12/31/09

Name	Cash or Severance Payment	Incremental Pension and Supplemental Retirement Benefits(1)	Value of Outstanding Unvested Options to be Accelerated due to Termination Event(2)(3)	Value of Restricted Stock Units to be Accelerated due to Termination Event(3)(4)	Value of Pro Rata LTIP Payments (3)(5)	Welfare Benefits(6)	Outplacement Benefits	Total
Kelly S. King	$6,647,757	n/a	$ —	$ —	$ —	$14,919	$20,000	$6,682,676
Robert E. Greene	$3,587,459	n/a	$ —	$ —	$ —	$14,919	$20,000	$3,622,378
C. Leon Wilson III	$3,439,133	n/a	$861,574	$1,283,900	$390,761	$19,839	$20,000	$6,015,207
Christopher L. Henson	$3,053,748	n/a	$917,837	$1,232,145	$402,759	$19,839	$20,000	$5,646,328
Daryl N. Bible	$1,313,625	n/a	$642,481	$ 874,098	$ 70,000	$16,395	$20,000	$2,936,599

(1) Pursuant to the terms of their respective Employment Agreements, none of the NEOs would be entitled to any additional payments for pension and supplemental retirement benefits.

(2) A portion of the unvested stock options that are subject to acceleration have an exercise price that is less than $25.37, which was the closing price of BB&T's Common Stock on December 31, 2009, the last business day of 2009.

(3) As described above under "Accrued and Vested Benefits," Messrs. King and Greene were retirement eligible as of December 31, 2009; therefore, the vesting of their unvested stock options and restricted stock units will be accelerated and they will receive pro rata LTIP payments through their date of termination. Accordingly, there is no incremental value to these NEOs in connection with an involuntary termination other than for "Just Cause" or a voluntary termination for "Good Reason."

(4) In the event of an involuntary termination other than for "Just Cause" or a voluntary termination for "Good Reason," the service period for the restricted stock unit awards would be waived. The projected payment of shares of common stock underlying any performance-based restricted stock unit awards remains subject to the Corporation's actual performance, with the actual payment occurring at the end of the applicable performance period, subject to Code Section 409A's six-month waiting period. Each restricted stock unit is valued at $25.37, which was the closing price of BB&T's Common Stock on December 31, 2009, the last business day of 2009.

(5) The value presented includes the actual payment for the 2007-2009 LTIP cycle, as disclosed in column (g) of the 2009 Summary Compensation Table, and projected pro rata payments for the two other LTIP cycles that have not been completed. The projected pro rata LTIP payments are subject to the Corporation's actual performance, with the actual payment occurring at the end of the applicable performance period, and the payments being pro rated through the NEO's date of termination. For example, the pro rata LTIP payment for the 2009-2011 LTIP cycle would be pro rated by one-third to account for the NEO's service through December 31, 2009 and no service during 2010 and 2011. In presenting the potential pro rata LTIP payments for three-year LTIP cycles that have not been completed, it is assumed that the Corporation's performance criteria would be met at the target level and the LTIP payments correspondingly would be made on a pro rata basis.

(6) Amounts include life and medical benefits to be paid under the applicable Employment Agreement.

Change of Control. The Employment Agreements provide that if the NEO's employment is terminated for any reason (other than for "Just Cause" or on account of the death of the NEO) within twelve months after a "Change of Control" (as defined below) of the Corporation or Branch Bank, the NEO will be entitled to receive the termination compensation and the other benefits described above under "Voluntary Termination for Good Reason." However, in the event of a termination in connection with a Change of Control, the NEO generally will not be required to comply with the noncompetition and nonsolicitation provisions of the applicable Employment Agreement, which are described above under the heading "Narrative to 2009 Summary Compensation Table—Employment Agreements."

A "Change of Control" is deemed to have occurred under the Employment Agreements if: (i) any person or group acquires 20% or more of the voting securities of the Corporation or Branch Bank, (ii) during any two-year period persons who were directors of the Corporation at the beginning of the two-year period cease to constitute at least two-thirds of the Corporation's Board, (iii) the shareholders of the Corporation approve any merger, share exchange or consolidation of the Corporation with another company that would result in less than 60% of the voting securities outstanding after the merger, share exchange or consolidation being held by persons who were shareholders of the Corporation immediately prior to the merger, share exchange or consolidation, (iv) the shareholders of the Corporation approve a plan of complete liquidation or an agreement for the sale or disposition of substantially all of the Corporation's assets or (v) any other event occurs that the Corporation's Board of Directors determines should constitute a Change of Control. In addition, the Corporation's Board of Directors can determine, in its discretion, that a transaction constitutes a "Merger of Equals," even though one or more of the above definitions of a "Change of Control" is met, and, upon such determination, the applicable individual will not be entitled to terminate his or her Employment Agreement voluntarily and receive continued salary and benefits unless "Good Reason" exists. The severance payments in the event of a "Change of Control" termination are further described in the table below.

Incremental Payments Upon Involuntary Termination for a "Change of Control" Occurring on 12/31/09

Name	Cash or Severance Payment	Incremental Pension and Supplemental Retirement Benefits(1)	Value of Outstanding Unvested Options to be Accelerated due to Termination Event(2)(3)	Value of Restricted Stock Units to be Accelerated due to Termination Event(3)(4)	Value of Pro-Rata LTIP Payments (3)(5)	Welfare Benefits (6)	Outplacement Benefits	Reduction per Employment Agreement(7)	Total
Kelly S. King	$6,647,757	$ —	$ —	$ —	$ —	$14,919	$20,000	$ 867,164	$5,815,512
Robert E. Greene	$3,587,459	$ —	$ —	$ —	$ —	$14,919	$20,000	$ 136,096	$3,486,282
C. Leon Wilson III	$3,439,133	$ —	$861,574	$1,283,900	$549,030	$19,839	$20,000	$3,219,553	$2,953,923
Christopher L. Henson	$3,053,748	$ —	$917,837	$1,232,145	$560,660	$19,839	$20,000	$4,272,286	$1,531,943
Daryl N. Bible	$1,313,625	$ —	$642,481	$ 874,098	$ 70,000	$16,395	$20,000	$1,613,149	$1,323,450

(1) Pursuant to the terms of their respective Employment Agreements, none of the NEOs would be entitled to any additional payments for pension and supplemental retirement benefits.

(2) A portion of the unvested stock options that are subject to acceleration have an exercise price that is less than $25.37, which was the closing price of BB&T's Common Stock on December 31, 2009, the last business day of 2009. Amounts do not reflect the value of stock options as determined under provisions of Code Section 280G, as amended.

(3) As described above under "Accrued and Vested Benefits," Messrs. King and Greene were retirement eligible as of December 31, 2009; therefore, the vesting of their unvested stock options and restricted stock units will be accelerated and they will receive pro rata LTIP payments through their date of termination, regardless of the type of termination. Accordingly, there is no incremental value to these NEOs in the event of a termination in connection with a "Change of Control."

(4) In the event of a "Change of Control," any unvested restricted stock unit awards (including performance-based restricted stock unit awards) would vest and the underlying shares of BB&T Common Stock would become immediately payable.

(5) The value presented includes the target payment for the 2007-2009 LTIP cycle and projected pro rata payments for the two other LTIP cycles that have not been completed. In the event of a termination in connection with a "Change of Control," the NEO's LTIP payment for the three-year LTIP cycles that have not been completed equals 100% of such NEO's target for the applicable LTIP performance cycle, with the Corporation's performance target deemed attained as of the date of the Change of Control, and such payment being prorated through the date of the Change of Control. For example, the pro rata LTIP payment for the 2009-2011 LTIP cycle would be pro rated by one-third to account for the NEO's service through December 31, 2009 and no service during 2010 and 2011. Because the LTIP performance targets are deemed to be attained as of December 31, 2009 and the payments that are related to LTIP cycles that have not been completed and would not be subject to the Corporation's actual performance.

(6) Amounts include life and medical benefits to be paid under the applicable Employment Agreement.

(7) Pursuant to the terms of each NEO's Employment Agreement in effect as of December 31, 2009, the amount reflects the reduction to the NEO's incremental payment so that such payment is not deemed an "excess parachute payment" under Code Section 280G, as amended.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee is composed entirely of nonmanagement directors, each of whom has been determined in the Board's business judgment to be independent based on the categorical standards for independence adopted by the Board of Directors, which include the applicable NYSE standards. The Compensation Committee is responsible for oversight and review of BB&T's compensation and benefit plans, including administering BB&T's executive incentive plan, fixing the compensation for the Chief Executive Officer and reviewing and approving the compensation for the other members of Executive Management.

The Compensation Discussion and Analysis section of this Proxy Statement is management's report on the Corporation's compensation program and, among other things, explains the material elements of the compensation paid to the Chief Executive Officer and the other NEOs. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section of this Proxy Statement with management. Based on this review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into BB&T's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

As required by the EESA, the compensation committee certifies that: (1) it has reviewed with senior risk officers the senior executive officer (SEO) compensation plans and has made all reasonable efforts to ensure that these plans do not encourage SEOs to take unnecessary and excessive risks that threaten the value of BB&T; (2) it has reviewed with senior risk officers the company's employee compensation plans and has made all reasonable efforts to limit any unnecessary risks these plans pose to BB&T; and (3) it has reviewed the company's employee compensation plans to eliminate any features of these plans that would encourage the manipulation of reported earnings of BB&T to enhance the compensation of any employee.

Submitted by the Compensation Committee of the Board of Directors, whose current members are:

Jane P. Helm, Chair
Jennifer S. Banner
Ronald E. Deal
J. Littleton Glover, Jr.
Thomas E. Skains
Thomas N. Thompson

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The directors who constituted the Compensation Committee during some or all of 2009 were Jennifer S. Banner, Nelle R. Chilton, Ronald E. Deal, Tom D. Efird, J. Littleton Glover, Jr., Jane P. Helm, Thomas E. Skains and Thomas N. Thompson. Ms. Chilton and Mr. Efird retired from the Board effective December 31, 2009 per BB&T's Director Retirement Policy. None of the individuals who served as a member of the Compensation Committee during 2009 were at any time officers or employees of the Corporation or any of its subsidiaries or had any relationship with the Corporation requiring disclosure under SEC regulations.

COMPENSATION OF DIRECTORS

In 2009, each non-management director of the Corporation received a $54,500 annual retainer, $50,000 in equity awards granted under the terms of the 2004 Stock Plan (see "Narrative to 2009 Director Compensation Table-Narrative to 2009 Director Compensation," below), and $1,500 for each board and assigned committee meeting attended by the director. A fee of $50,000 was paid to John A. Allison IV, as the non-executive Chairman of the Board of Directors. An annual chair's fee of $10,000, $5,000 and $2,500, respectively, was paid to the Chair of the Audit Committee, the Chair of the Compensation Committee and the Chair of the Nominating and Corporate Governance Committee for such service during 2009. A director who is an employee of the Corporation or its subsidiaries is not eligible to receive any retainer or fees for service on the Board of Directors.

2009 Director Compensation Table

Name(1)	Fees Earned or Paid in Cash	Stock Awards(2)(3) ($)	Option Awards(2)(3) ($)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4)	All Other Compensation(5) ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
John A. Allison IV	$130,000	$13,203	$20,000	N/A	N/A	$ 518	$163,721
Jennifer S. Banner	$ 81,500	$13,203	$20,000	N/A	N/A	$ —	$114,703
K. David Boyer, Jr.	$ 12,083	N/A	N/A	N/A	N/A	$ 4,950	$ 17,033
Anna R. Cablik	$ 78,500	$13,203	$20,000	N/A	N/A	$ —	$111,703
Nelle R. Chilton(6)	$ 81,000	$13,203	$20,000	N/A	N/A	$ 5,252	$119,455
Ronald E. Deal	$ 81,500	$13,203	$20,000	N/A	N/A	$ —	$114,703
Tom D. Efird(6)	$ 86,500	$13,203	$20,000	N/A	N/A	$ —	$119,703
Barry J. Fitzpatrick	$ 77,000	$13,203	$20,000	N/A	N/A	$ —	$110,203
J. Littleton Glover, Jr.	$ 25,667	N/A	N/A	N/A	N/A	$12,125	$ 37,792
L. Vincent Hackley	$ 78,500	$13,203	$20,000	N/A	N/A	$ 395	$112,098
Jane P. Helm	$ 81,500	$13,203	$20,000	N/A	N/A	$ —	$114,703
John P. Howe III	$ 87,000	$13,203	$20,000	N/A	N/A	$ —	$120,203
James H. Maynard	$ 80,000	$13,203	$20,000	N/A	N/A	$ —	$113,203
Albert O. McCauley	$ 78,500	$13,203	$20,000	N/A	N/A	$ 861	$112,564
J. Holmes Morrison	$ 80,000	$13,203	$20,000	N/A	N/A	$ 4,377	$117,580
Nido R. Qubein	$ 80,000	$13,203	$20,000	N/A	N/A	$ 875	$114,078
Thomas E. Skains	$ 40,750	N/A	N/A	N/A	N/A	$ —	$ 40,750
Thomas N. Thompson	$ 78,500	$13,203	$20,000	N/A	N/A	$ 250	$111,953
Stephen T. Williams	$ 78,500	$13,203	$20,000	N/A	N/A	$ —	$111,703

(1) Kelly S. King is not included in this table because during 2009 he was an employee of the Corporation and therefore received no compensation for his service as a director. The compensation received by Mr. King as an employee of the Corporation is shown in the 2009 Summary Compensation Table above.

(2) In February 2009, each director received 1,777 restricted stock units with a grant date fair value of $7.43 for each restricted stock unit and 7,722 stock options with a grant date fair value of $2.59 for each stock option. The amounts in columns (c) and (d) reflect the grant date fair value for restricted stock units and stock option awards for the fiscal year ended December 31, 2009. The assumptions used in the calculation of these amounts for awards granted in 2009 are included in Note 11 "Shareholders' Equity" in the "Notes to Consolidated Financial Statements" included within BB&T's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(3) The outstanding options and restricted stock units for each director as of December 31, 2009 were as follows:

Name	Options	RSUs
John A. Allison IV	1,926,572	71,157
Jennifer S. Banner	27,513	2,817
K. David Boyer, Jr.	0	0
Anna R. Cablik	25,793	2,817
Nelle R. Chilton	41,688	0
Ronald E. Deal	55,695	2,817
Tom D. Efird	33,121	0
Barry J. Fitzpatrick	7,722	1,777
J. Littleton Glover, Jr.	0	0
L. Vincent Hackley	55,773	2,817
Jane P. Helm	35,708	2,817
John P. Howe III	27,513	2,817
James H. Maynard	56,046	2,817
Albert O. McCauley	57,797	2,817
J.Holmes Morrison	109,558	2,817
Nido R. Qubein	55,986	2,817
Thomas E. Skains	0	0
Thomas N. Thompson	13,519	2,477
Stephen T. Williams	13,519	2,477

The outstanding options and restricted stock units consist of options that were granted to directors in 2005, 2006, 2007, 2008 and 2009, as well as unexercised options that were received prior to 2005 as a result of a director deferring all or a portion of his or her fees into the BB&T Amended and Restated Non-Employee Directors' Deferred Compensation Plan (the "Directors' Plan"). The outstanding options for Mr. Morrison consist of options granted to him while he was an employee of Branch Bank (through July 2005) and the annual grants to directors in 2006, 2007, 2008 and 2009. The outstanding options and restricted stock units for Mr. Allison consist of options and restricted stock units granted to him while he was an employee of Branch Bank (through December 2008) and the annual grants to directors in 2009.

(4) No amounts are recorded in the "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" column because (i) directors do not have a "Directors'" pension plan, (ii) directors do not participate in BB&T's Pension Plan, and (iii) the earnings on the Directors' Plan were not above-market.

(5) All other compensation consists of:

(a) Home security annual maintenance costs for Mr. Allison.
(b) Payment to Mr. Boyer of $4,950 for fees paid to serve as a local advisory board member for Washington, D.C.
(c) Payment to Ms. Chilton of $5,252 for fees paid to serve as a local advisory board member for Charleston, WV.
(d) Payment to Mr. Glover of $12,000 for fees paid to serve on the Branch Banking and Trust Company Board of Directors and $125 for fees paid to serve as a local advisory board member for Newnan, GA.
(e) Payment to Dr. Hackley of $395 for fees paid to serve as a local advisory board member for Chapel Hill, NC.
(f) Payment to Mr. McCauley of $861 for fees paid to serve as a local advisory board member for Fayetteville, NC.
(g) Payments to Mr. Morrison of $4,377 for fees paid to serve as a local advisory board member for Charleston, WV.
(h) Payment to Mr. Qubein of $375 for fees paid to serve as a local advisory board member for High Point, NC, and a $500 payment to the Nido Qubein Associates Scholarship Fund.
(i) Payment to Mr. Thompson of $250 for fees paid to serve as a local advisory board member for Owensboro, KY.

(6) Ms. Chilton and Mr. Efird retired from the Board effective December 31, 2009 per BB&T's Director Retirement Policy.

Narrative to 2009 Director Compensation Table

State/Local Advisory Board Service. During 2009, and in conjunction with service on the Corporation's Board, eight directors served as members of state and/or local advisory boards of Branch Bank and received compensatory fees for such service, as described in footnote (5) to the 2009 Director Compensation Table above.

Non-Employee Directors' Deferred Compensation Plan. The Corporation maintains the BB&T Amended and Restated Non-Employee Directors' Deferred Compensation Plan, which was originally adopted in 1997 (the "Directors' Plan"). Prior to January 1, 2005, the Directors' Plan consisted of two sub-plans, the Deferred Compensation Sub-Plan and the Stock Option Sub-Plan, which permitted participating directors to defer payment of all or a portion of their annual directors' compensation by investing such compensation in a deferred savings account and/or in nonqualified options to acquire BB&T Common Stock. Based on shareholder approval of the 2004 Stock Plan and the recommendation of the Compensation Committee, the Board of Directors amended the Directors' Plan in February 2005 to terminate future investments under the Stock Option Sub-Plan effective as of January 1, 2005. Under the Deferred Compensation Sub-Plan, non-employee directors may elect to defer 50% or 100% of retainer fees, meeting fees or both into a deferred savings account. Deferrals are credited with earnings based on the performance of certain investment funds selected by the participant. Deferrals are fully vested at all times and are payable in cash (in lump sum or in installments at the election of the director) upon termination of the director's service on the Board (except for hardship withdrawals in limited circumstances). During 2009, eleven non-employee directors of the Corporation participated in the Deferred Compensation Sub-Plan.

Under the Stock Option Sub-Plan in effect prior to January 1, 2005, non-employee directors were permitted to make an election to defer, prior to the start of the year in which fees were to be earned, 50% or 100% of their retainer fees, meeting fees, or both, and apply that percentage toward the purchase of options to acquire BB&T Common Stock. Options were granted on July 1 of each year with respect to deferred retainer fees for the calendar year and deferred meeting fees earned in the first six months of the year. Options were granted on December 31 of each year for deferred meeting fees earned in the second half of the year. The option exercise price was equal to 75% of the average market value of BB&T Common Stock on the date of purchase. "Average market value" was defined as the average of the closing price of BB&T Common Stock as reported by the NYSE for the period of thirty consecutive trading days prior to the date of purchase. Options granted under the Stock Option Sub-Plan prior to January 1, 2005 may be exercised during the period beginning on a date six months after the date of grant and ending on the date ten years from the date of grant. In addition, all outstanding options acquired under the Stock Option Sub-Plan become fully exercisable in the event of a change of control of the Corporation. Options purchased under the Stock Option Sub-Plan are non-transferable except in the case of transfers by gift to immediate family members or related entities with the approval of the Compensation Committee or its designee. On December 31, 2009, eight non-employee directors of the Corporation held, in the aggregate and subject to the Stock Option Sub-Plan, options to acquire 171,710 shares of BB&T Common Stock at an average weighted exercise price of $26.04 per share.

Director Equity Awards. The Corporation maintains the 2004 Stock Plan, which provides for the grant of equity-based awards, including stock options and restricted stock units, to directors of the Corporation (as well as to eligible employees of the Corporation, including the NEOs). Historically, the Board of Directors has provided equity awards to its non-management members as a way of further aligning the interests of the Board with those of the shareholders. For non-employee directors serving during 2009, the Board approved $50,000 in the value of equity-based compensation paid to directors under the 2004 Stock Plan, with 60% of the compensation issued in the form of restricted stock units and 40% issued in the form of nonqualified stock options. The calculation for compensation to be delivered to the Board is the same as for employees of the Corporation, including the NEOs. For more detail on how these amounts are calculated, please see "Compensation Discussion and Analysis—Components of Executive Compensation—Incentive Stock Awards."

BB&T's 2009 stock option and restricted stock unit awards made to members of the Board of Directors vest 20% per year on each of the first five anniversaries of the date of grant. The exercise price for each stock option grant in 2009, including each award to non-employee members of the Board, was the market closing price on the date of grant. The option term for such option is ten years. Each restricted stock unit relates to a contingent share of BB&T Common Stock that is not earned or issued until the vesting criteria are met.

If a non-employee director's board service is terminated due to retirement, disability or death, all options and restricted stock units granted to the director become fully vested (and exercisable, in the case of options) as of the date of retirement, disability or death. All such options may be exercised in whole or in part over the remaining term of each such option, and all such restricted stock units would be issuable as shares of BB&T Common Stock. If board service is terminated for any other reason, then all vested options on the date of termination would be exercisable by the former director for a period of thirty days after the date of termination, and all unvested options and restricted stock units outstanding as of the date of termination would be forfeited.

In the event of a change of control of the Corporation, all outstanding, unvested options granted to non-employee directors would become fully vested and exercisable pursuant to the terms of each such option. Similarly, upon a change of control of the Corporation, all unvested restricted stock units would become fully vested and a corresponding number of shares of BB&T Common Stock would be issuable to each director holding such restricted stock units.

Consulting Agreements. Mr. Deal and Mr. Qubein have executed consulting agreements with the Corporation to provide business development consulting services for a period of ten years following their retirement. They will receive a sum equal to the annual retainer paid to the Corporation's directors in effect at the time they begin such service. Such directors have agreed not to serve as directors of, or advisers to, businesses that compete with the Corporation and its subsidiaries during the time they serve as consultants to the Corporation. Payments made to Mr. Deal under his consulting agreement will not begin until he retires from the Board of Directors. Code Section 409A may limit the ability of a non-employee director who provides consulting services to receive payments, such as restricted stock unit awards, on account of retirement.

Deferred Compensation Arrangement. Mr. Fitzpatrick, a director of the Corporation, receives payment from the Corporation pursuant to a deferred compensation arrangement that Mr. Fitzpatrick had previously entered into with First Virginia, which merged into the Corporation in 2003. As a result of that merger, the Corporation became responsible for the payment of the deferred compensation due Mr. Fitzpatrick by First Virginia. Under the terms of the deferred compensation arrangement, Mr. Fitzpatrick, as a former key employee of First Virginia, is entitled to receive fifteen annual payments of $98,913, with the first annual payment having been made in February 2005.

TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

Loans to Executive Officers and Directors

A number of the Corporation's directors, members of Executive Management, including the NEOs, and their affiliates are customers of the Corporation's bank subsidiaries. All extensions of credit made to them are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and do not involve more than normal risk of collectibility or present other features unfavorable to the lenders. None of such credits are past due or are classified as non-accrual, restructured or potential problem loans.

Mr. Allison's Prior Compensatory and Retirement Arrangements

John A. Allison IV, BB&T's Chief Executive Officer prior to Mr. King, retired from the Corporation effective December 31, 2008. Upon retirement, Mr. Allison became eligible to receive the full balance of his retirement and pension accounts. In accordance with BB&T's compensation policies, upon retirement Mr. Allison became entitled to accelerated vesting of all outstanding unvested equity awards and pro rata payments of prior LTIP awards through his date of termination. Payments under any outstanding performance-based awards remain subject to BB&T's actual performance for the applicable performance period. In accordance with the foregoing, Mr. Allison has received LTIP award and performance-based restricted stock units for the 2007-2009 performance cycle as set forth in the table below. For additional information on the 2007-2009 LTIP and performance-based restricted stock unit awards, please refer to the Compensation Discussion and Analysis section.

Name	2007-2009 Performance Based Restricted Stock Units Earned (#)(1)	LTIP Payment, Based on 2007-2009 Performance ($)(2)
John A. Allison IV	26,782	$285,700

(1) Due to Mr. Allison's retirement, the additional two-year vesting period has been accelerated and the restricted stock units are 100% vested and will be issued as shares of BB&T Common Stock.

(2) Mr. Allison's LTIP payment was pro rated by 2/3 because he served two of the three years of the performance cycle.

Agreement on behalf of Mr. Morrison

In connection with the merger of One Valley Bancorp, Inc. into the Corporation in 2000, the Corporation agreed in the merger agreement that J. Holmes Morrison, a director, would be named to the Corporation's Board of Directors to serve for so long as he is elected and qualifies, subject to the right of removal for cause, and that Mr. Morrison would be appointed to serve on the Executive and Risk Management Committee during such tenure.

Transactions with Affiliates

The Corporation has entered into a consulting services contract with Creative Services, Inc., an international management consulting firm owned by the children of Nido R. Qubein, a director of the Corporation, under which Creative Services, Inc. advises management by providing organizational development expertise, including the conceptualization and creation of integrated corporate employee training materials and programs. Creative Services, Inc. was paid $385,340 under this contract in 2009. Management believes this contract is on terms as favorable as could have been obtained from other non-affiliated parties. Creative Services, Inc. will continue to provide consulting services to the Corporation in 2010 under the terms of its existing contract with the Corporation.

See also "Consulting Agreements" above.

PROPOSAL 2—APPROVAL OF AMENDMENTS TO THE CORPORATION'S ARTICLES OF INCORPORATION

The Board of Directors proposes that the shareholders approve an amendment to BB&T's Articles of Incorporation, as amended (the "Articles"), to increase the number of authorized shares of Common Stock from 1,000,000,000 shares to 2,000,000,000 shares. The amendment would delete the number "1,000,000,000" in the first sentence and in clause (a) of Article IV of the Articles and substitute the number "2,000,000,000" in lieu thereof.

On February 24, 2010, BB&T had 691,504,957 shares of Common Stock outstanding. Additionally, approximately 237,000,000 shares of Common Stock are reserved for issuance for general corporate purposes, including in connection with BB&T's stock option and other stock-based plans, future acquisitions and various of BB&T's capital securities transactions.

The Board of Directors approved the amendment to the Articles of Incorporation on February 23, 2010, subject to shareholder approval. The additional authorized shares of BB&T Common Stock would be available for future issuance by BB&T and would give BB&T flexibility in its corporate planning and in responding to future business developments, including possible financings and acquisition transactions, stock splits or dividends, issuances under BB&T's stock-based plans and other general corporate purposes. The Board of Directors of BB&T has authorized the issuance of Common Stock for such purposes in the past. Although BB&T has no present plans to issue additional shares of BB&T Common Stock, except as noted above, the Board believes that the availability of such shares will allow BB&T to act promptly in the event opportunities requiring the issuance of additional shares arise.

Under some circumstances, issuance of additional shares of Common Stock can dilute the voting rights, equity and earnings per share of existing shareholders. This increase in authorized but unissued shares of Common Stock can be used by the Board of Directors in the exercise of its fiduciary duties, to make a change in control of the Corporation more difficult. The Board of Directors has no present intention of issuing any common stock as an anti-takeover measure, but instead intends to issue Common Stock for the reasons discussed above. The Board of Directors believes that an increase in the number of authorized shares is advisable to give BB&T additional flexibility and to carry out its business strategy.

Authorized shares of Common Stock may be issued by the Board of Directors from time to time without further shareholder approval, except in situations where shareholder approval is required by state law or the rules of the New York Stock Exchange. Shareholders of BB&T have no preemptive right to acquire additional shares of Common Stock.

A majority of votes cast at the Annual Meeting is required to approve this proposal. Abstentions will not be included in determining the number of votes cast.

THE BB&T BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE ARTICLES OF INCORPORATION AS SET FORTH IN PROPOSAL 2.

PROPOSAL 3—RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2010

The Audit Committee of the Board of Directors has engaged the firm of PricewaterhouseCoopers LLP as its independent registered public accounting firm to examine the financial statements of the Corporation and certain of its subsidiaries for the year 2010, and to report on the consolidated balance sheets, statements of income and other related statements of the Corporation and its subsidiaries. The Corporation's shareholders are being asked to ratify the appointment of PricewaterhouseCoopers LLP for 2010. PricewaterhouseCoopers LLP has served as the independent registered public accounting firm for the Corporation since March 19, 2002. Representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to questions posed by the shareholders. If shareholders do not ratify the decision of the Audit Committee to reappoint PricewaterhouseCoopers LLP as the Corporation's independent registered public accounting firm for 2010, the Audit Committee will reconsider its decision.

THE BOARD OF DIRECTORS OF THE CORPORATION RECOMMENDS A VOTE "FOR" RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS BB&T'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2010.

FEES TO AUDITORS

The following table shows the aggregate fees billed to the Corporation for professional services by PricewaterhouseCoopers LLP for fiscal years 2009 and 2008:

	Fiscal Year 2009	Fiscal Year 2008
Audit Fees	$6,510,000	$5,642,000
Audit-Related Fees	2,209,000	1,227,000
Tax Fees	399,000	315,000
All Other Fees	260,000	3,000
Total	$9,378,000	$7,187,000

Audit Fees. This category includes the aggregate fees billed for professional services rendered for the audits of the Corporation's consolidated financial statements for fiscal years 2009 and 2008, for the reviews of the financial statements included in the Corporation's quarterly reports on Form 10-Q during fiscal years 2009 and 2008, and for services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for the relevant fiscal years.

Audit-Related Fees. This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent registered public accounting firm that are reasonably related to the performance of the audits or reviews of the financial statements and are not reported above under "Audit Fees," and generally consist of fees for other attest engagements under professional auditing standards, accounting and reporting consultations, internal control-related matters and audits of employee benefit plans.

Tax Fees. This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the independent registered public accounting firm for tax compliance, tax planning and tax advice. Of these amounts, there were no fees related to tax compliance services for review of federal and state tax returns for 2009 or 2008.

All Other Fees. This category includes the aggregate fees billed in each of the last two fiscal years for products and services provided by the independent registered public accounting firm that are not reported above under "Audit Fees," "Audit-Related Fees" or "Tax Fees." The fees shown in this category for 2009 were for services rendered in connection with the centralization of BB&T's financial reporting group and research software licensing and for 2008 were for research software licensing.

The Audit Committee considered the compatibility of the non-audit-related services performed by, and fees paid to, PricewaterhouseCoopers LLP in 2009 and the proposed non-audit-related services and fees for 2010 and determined that such services and fees are compatible with the independence of PricewaterhouseCoopers LLP. During 2009 and 2008, PricewaterhouseCoopers LLP did not use any leased personnel in connection with the audit.

PROPOSAL 4—SHAREHOLDER PROPOSAL REQUESTING REPORTS WITH RESPECT TO BB&T'S POLITICAL CONTRIBUTIONS AND RELATED POLICIES AND PROCEDURES

The Massachusetts Laborers' Pension Fund, 14 New England Executive Park, Suite 200, Burlington, MA 01803-0990, beneficial owner of 3,200 shares of BB&T Common Stock, has submitted the following proposal. The Board of Directors recommends a vote **"AGAINST"** this proposal.

Resolved, that the shareholders of BB&T ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:
   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above;
   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Stockholder Supporting Statement

As long-term shareholders of BB&T, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with recent federal ethics legislation. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

BB&T contributed at least $125,000 in corporate funds since the 2002 election cycle. (CQ's PoliticalMoneyLine: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml).

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including Hewlett-Packard, Aetna and American Electric Power that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

Statement of the Board of Directors in Opposition to the Shareholder Proposal

THE BOARD OF DIRECTORS BELIEVES THAT THE PROPONENT'S PROPOSAL IS NOT IN THE BEST INTERESTS OF BB&T AND ITS SHAREHOLDERS AND RECOMMENDS A VOTE **"AGAINST"** THE PROPOSAL.

As a financial holding company whose subsidiaries provide a complete range of financial services including banking, lending, insurance, trust and wealth management solutions, BB&T is extensively regulated under federal and state laws and regulations. Changes in the current regulatory environment for financial institutions may substantially impact the manner in which the Corporation and its subsidiaries operate and create value for shareholders. For this reason, the Board of Directors believes that active participation in the legislative process is in the best interests of the Corporation and its shareholders.

BB&T periodically participates in policy debates on issues to support the Corporation's positions and, where permitted by law and deemed appropriate by management, contributes to candidates for public office and related organizations. However, it is BB&T's policy not to use corporate funds to make contributions to political candidates, parties or committees. Instead, the Corporation sponsors political actions committees, known as PACs, which allow employees to pool their financial resources to support federal and state candidates who support effective legislation important to BB&T and its shareholders. All contributions to the PAC are voluntary, and any employee who contributes to the PAC may request a contribution by the PAC for a candidate or committee. Decisions regarding political contributions are ultimately subject to the oversight of the board of trustees for each PAC based on the best interests of BB&T.

As required by law, all BB&T PAC contributions are reported on a periodic basis to the Federal Election Commission and appropriate state election authorities. In addition, BB&T is required to comply with federal and state laws and regulations regarding the disclosure of certain lobbying activities. All such disclosures of BB&T's political activities are publicly available, with certain information posted online by the Federal Election Commission. The Board of Directors believes that in light of BB&T's policy prohibiting the use of corporate funds for political contributions and the fact that BB&T already provides all legally required disclosures regarding political contributions, this proposal is duplicative and unwarranted, and would cause the Corporation to expend unnecessary time and resources without providing any additional benefit to shareholders.

FOR THE ABOVE REASONS, THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "AGAINST" PROPOSAL 4.

PROPOSAL 5—SHAREHOLDER PROPOSAL RELATING TO INDEPENDENCE OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

The AFSCME Employees Pension Plan, 1625 L Street, NW, Washington, D.C. 20036-5687, beneficial owner of 3,877 shares of BB&T Common Stock, has submitted the following proposal. The Board of Directors recommends a vote **"AGAINST"** this proposal.

RESOLVED, that pursuant to Article IX section 4 of the Bylaws, the shareholders of BB&T Corporation ("BB&T") amend the Bylaws to add the following text between the third and fourth sentences of Article V section 5:

"The Chairman shall be a director who is independent from the corporation. A director is not independent if he or she:

(a) in the last five years has (i) been employed by the corporation; (ii) received any compensation from the corporation, other than director or committee fees; (iii) been employed by, served as a director of or had a five percent or greater equity interest in an entity that makes payments to or receives payments from the corporation and either: (A) such payments account for one percent or more of the entity's or the corporation's consolidated gross revenues in any 12-month period in the last five years; or (B) if the entity is a debtor or creditor of the corporation, the amount owed exceeds one percent of the corporation's or entity's assets; (iv) been an employee or director of a foundation, university or other non-profit organization that receives donations from the corporation, or the director has been a direct beneficiary of any donations to such an organization; or (v) been an executive officer of another company where any of the corporation's present executive officers serves or served on that other company's compensation committee; or

(b) is the parent, child, sibling, mother-in-law, father-in-law, brother-in-law, sister-in-law of, or someone who shares a home with, a person described in any of the subsections in (a) above.

If the Board determines that a Chairman who was independent when selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of this Bylaw within 60 days of such determination. Compliance with this Bylaw shall be excused if no director who qualifies as independent is elected by the shareholders or if no director who is independent is willing to serve as Chairman. This Bylaw shall apply prospectively."

The shareholders further amend the Bylaws to add "Except as provided in Article V section 5" at the beginning of the last sentence of Article V section 1, which provides that "Any two or more offices may be held by the same person."

SUPPORTING STATEMENT

BB&T's former CEO, John Allison IV, serves as chairman of BB&T's board of directors. As Intel chairman Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" Also, in our view, these roles require different skills and temperaments.

We urge shareholders to vote for this proposal.

Statement of the Board of Directors in Opposition to the Shareholder Proposal

THE BOARD OF DIRECTORS BELIEVES THAT THE PROPONENT'S PROPOSAL IS NOT IN THE BEST INTERESTS OF BB&T AND ITS SHAREHOLDERS AND RECOMMENDS A VOTE **"AGAINST"** THE PROPOSAL.

BB&T has long been committed to the highest standards of corporate governance, including Board independence. Fourteen of the eighteen director nominees are independent under the rules of the New York Stock Exchange and the Corporation's Corporate Governance Guidelines, and the Corporation's Audit, Compensation and Nominating and Governance Committees are composed entirely of independent directors. The Board of Directors regularly monitors developments in the area of corporate governance "best practices" and periodically reviews and refines the Corporation's Corporate Governance Guidelines in order to promote an environment within BB&T that is conducive to sound corporate governance.

The Board believes that the Chairman's ability to preside over the normal Board meeting business sessions does not limit its ability to have open exchanges of views, and to address any issues the Board chooses, independently of the Chairman. In addition, much of the work of the Board is conducted through its committees, none of which is chaired by the Chairman of the Board. BB&T's Corporate Governance Guidelines require non-management directors to meet in executive session at least three times a year and require independent directors to meet in executive session at least once a year, each without the presence of management, and all Board members have complete access to management and outside advisors.

Additionally, in January 2006, in order to more effectively manage corporate governance, the Board designated and appointed an independent "Lead Director," who presides over executive sessions of the Board when the Chairman of the Board does not participate. The Lead Director must be an independent director under BB&T's director independence standards, which include the requirements of the New York Stock Exchange. The role of the Lead Director is to assist the Chairman and the remainder of the Board in assuring effective governance in overseeing the direction and management of BB&T. The Lead Director serves a two year term and may serve for multiple successive terms at the discretion of the Board. As enumerated in BB&T's Corporate Governance Guidelines, several of the Lead Director's specific responsibilities are to:

- preside at all meetings of the Board in which the Chairman is not present;
- suggest matters for inclusion on the Board agenda;
- establish the agenda for, and preside over, executive sessions of the Board when the Chairman of the Board does not participate and confer with the Chairman promptly following those executive sessions to convey the substance of the discussions, subject to any limitations specified during the sessions;
- lead the Board's annual review and evaluation of BB&T's executive management succession plan; and
- lead the Board's annual self-evaluation assessment.

The Board believes that the Lead Director serves an important corporate governance function by providing separate leadership for the non-management and independent directors. The Board's effective committee structure and full Board operations, including the role of the independent Lead Director, facilitate the non-management directors' execution of their fiduciary responsibilities to provide proper oversight of management and the business and affairs of BB&T. As a result, the Board believes that mandating an independent Chairman, as the proponent suggests, is wholly unnecessary in achieving effective independent oversight.

The Board has adopted a flexible policy in BB&T's Corporate Governance Guidelines regarding the issue of whether the position of Chairman should be filled by an independent director. It is the responsibility of the Board to elect its Chairman. The Board believes that the unified position of Chairman and Chief Executive Officer generally is in the best interests of BB&T and serves to provide open and timely communication between the Board and management. At this time, the Board believes there are a number of important advantages to combining the positions of Chairman and Chief Executive Officer. The Chief Executive Officer is the director most familiar with BB&T's business and industry and is best situated to lead discussions on important matters affecting BB&T. Combining the Chairman and Chief Executive Officer positions creates a firm link between management and the Board and promotes the development and implementation of corporate strategy. A majority of BB&T's peers and a majority of the S&P 500 companies currently do not have an independent Chairman. BB&T has combined the positions of Chairman and Chief Executive Officer for over 20 years and during that time BB&T has performed consistently well relative to the performance of its Peer Group. The Board appointed Kelly King, BB&T's Chief Executive Officer, to serve as Chairman of the Board effective January 1, 2010 because it believes that Mr. King's experience and leadership make him uniquely qualified to lead BB&T, especially during the current economic turbulence. Mr. King has served as a member of BB&T's Executive Management for over 27 years, providing him with a deep institutional knowledge and perspective regarding BB&T's strengths, challenges and opportunities.

The Board believes that the flexible policy regarding the selection of a Chairman allows the Board to select the style of leadership best able to meet the Corporation's and shareholders' needs based on the qualifications of individuals available and the circumstances existing at the time. The adoption of a bylaws amendment mandating an independent Chairman of the Board would rigidly limit the Board's ability to select the director best suited to serve as Chairman based on then relevant, BB&T-specific facts, circumstances and criteria. The Board believes the proposed amendment would impose an unnecessary and potentially harmful restriction on the Board that is not in the best interests of BB&T or its shareholders.

FOR THE ABOVE REASONS, THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "AGAINST" PROPOSAL 5.

PROPOSAL 6—SHAREHOLDER PROPOSAL REQUESTING A REPORT ON BB&T'S OVERDRAFT POLICIES AND PRACTICES

Calvert Asset Management Company, Inc., 4550 Montgomery Avenue, Bethesda, MD 20814, beneficial owner of at least $2,000 in market value of BB&T Common Stock, the Benedictine Sisters of St. Scholastica Monastery, 1301 South Albert Pike, Fort Smith, Arkansas, 72913-3489, beneficial owner of at least $2,000 in market value of BB&T Common Stock, the Benedictine Sisters of Mount St. Scholastica, 801 S. 8th Street, Atchison, KS 66002, beneficial owner of at least $2,000 in market value of BB&T Common Stock, and the Benedictine Sisters of Virginia, 9535 Linton Hall Road, Bristow, VA 20136-1217, beneficial owner of at least $2,000 in market value of BB&T Common Stock, have submitted the following proposal. The Board of Directors recommends a vote **"AGAINST"** this proposal.

WHEREAS:

Overdraft fees are often charged when banks choose to pay a customer's debit card, check, ATM or other electronic transaction, even though the customer's account lacks sufficient funds to cover the charges.

According to consumer protection organizations, financial institutions are engaged in abusive practices that maximize banking overdraft fee revenue, charging exorbitant fees that bear no relationship to the cost of covering an overdraft and they automatically enroll customers in the most expensive overdraft option available without their consent.

Overdraft fees are not generally included in discussions of predatory lending, but a new report by the Center for Responsible Lending (CRL), states that over 50 million Americans overdrew their checking account at least once over a 12-month period, with 27 million accountholders incurring five or more overdraft or non-sufficient funds (NSF) fees.

A new survey by the Consumer Federation of America (CFA), states the nation's largest banks have increased the fee per overdraft occurrence and are more frequently charging additional fees if a customer's account remains overdrawn for several days.

Overdraft fees are most typically triggered by debit card transactions and ATM withdrawals that could easily be denied for no fee. The FDIC found that nearly three-quarters of its banks' service charge income was the result of overdraft and NSF fees.

Abusive overdraft charges target vulnerable customers: low-income, single, non-white, and renters; who repeatedly overdraw their account.

CRL has also found that approximately 80 percent of consumers would rather have their debit card transaction denied than have it covered for a fee, whether the transaction is for $5 or $40.

Based on FDIC data, banks and credit unions collected nearly $24 billion in overdraft fees in 2008. Overdraft fee income for banks and credit unions rose 35 percent from 2006 to 2008.

In response to the harm to consumers caused by abusive overdraft programs, Senator Dodd and Congresswoman Maloney each have introduced legislation that would curb overdraft fees, signaling a growing discontent with the practice.

Resolved:

That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information by November 2010, evaluating overdraft policies and practices and the impacts these practices have on borrowers.

Supporting Statement:

In 2009, regulators approved credit card reforms that will limit banks' ability to raise fees and interest rates and require greater disclosure about costs. Banks also will have to give customers the choice to opt into over-the-limit fees for credit cards. However, credit card laws do not address debit cards and other banking transactions. It is increasingly important that banks take proactive actions to address abusive overdraft charges that target vulnerable customers; especially in light of pending legislation.

Statement of the Board of Directors in Opposition to the Shareholder Proposal

THE BOARD OF DIRECTORS BELIEVES THAT THE PROPONENT'S PROPOSAL IS NOT IN THE BEST INTERESTS OF BB&T AND ITS SHAREHOLDERS AND RECOMMENDS A VOTE **"AGAINST"** THE PROPOSAL.

BB&T is an organization committed to its vision, mission and core values. In fact, BB&T's mission is, in part, to help its clients achieve economic success and financial security. The proposal falsely implies that BB&T engages in certain "predatory" or "abusive" practices. In fact, BB&T was listed among the top 100 "Best Corporate Citizens" by Corporate Responsibility Officer magazine in 2007 and is consistently recognized by Fortune Magazine as one of America's "Most Admired Companies." Contrary to what the proposal suggests, we consider our business practices to be among the best in the industry. BB&T recognizes that in order to create superior long-term economic rewards for its shareholders, BB&T must provide excellent service to its clients, as clients are BB&T's source of revenues.

BB&T already discloses in its SEC filings information regarding the sources of BB&T's noninterest revenue, including service changes (such as overdraft fees on deposit accounts). Additionally, all Branch Bank locations provide clear and transparent disclosures that are designed to provide consumers with the most pertinent information regarding BB&T's overdraft protection products. The Board believes that these disclosures provide an effective means for BB&T's clients and shareholders to evaluate the Corporation's overdraft policies and practices.

The Board has considered this proposal and believes that its adoption is unnecessary because BB&T does not engage in overdraft fee policies and practices that are "predatory" or "abusive." Adoption of the proposal would not be in the best interests of BB&T's shareholders because the report requested would be costly and is unnecessary in light of the comprehensive rules and regulations to which BB&T must adhere in its credit card and debit card operations.

FOR THE ABOVE REASONS, THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "AGAINST" PROPOSAL 6.

OTHER MATTERS

Proposals for 2011 Annual Meeting

Under SEC regulations, any shareholder desiring to make a proposal to be acted upon at the 2011 Annual Meeting of Shareholders must present such proposal to the Corporation at its principal office in Winston-Salem, North Carolina by November 8, 2010 for the proposal to be considered for inclusion in the Corporation's proxy statement.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder even if the proposal is not to be included in the Corporation's proxy statement, BB&T's bylaws, as amended effective October 23, 2007, provide that the shareholder must give timely notice in writing to the Secretary of the Corporation at least sixty days, but no more than ninety days, in advance of the first anniversary of the notice date of the Corporation's proxy statement for the preceding year's annual meeting. Additional time limitations apply in the event of special meetings or annual meetings that are advanced by more than thirty days or delayed by more than sixty days from the first anniversary date of the prior year's annual meeting. A proxy may confer discretionary authority to vote on any matter at an annual meeting if the Corporation does not receive proper notice of the matter within the time frame described above.

As to each matter, the notice must contain (in addition to any information required by applicable law): (i) the name and address of the shareholder who intends to present the proposal and the beneficial owner, if any, on whose behalf the proposal is made, (ii) the number of shares of each class of capital stock of the Corporation owned by the shareholder and such beneficial owner, (iii) a description of the business proposed to be introduced to the shareholders, (iv) any material interest, direct or indirect, which the shareholder or beneficial owner may have in the business described in the notice and (v) a representation that the shareholder is a holder of record of shares of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to present the proposal.

Shareholder nominations for director must comply with the notice and informational requirements described above for other shareholder proposals, as well as additional information that would be required under applicable SEC proxy rules. See also "Corporate Governance Matters—Director Nominations" above.

Other Business

The Board knows of no other matter to come before the Annual Meeting. However, if any other matter requiring a vote of the shareholders arises, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their best judgment.

By Order of the Board of Directors



Kelly S. King
Chairman and Chief Executive Officer

Dated: March 8, 2010

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
For the fiscal year ended:

December 31, 2009

Commission File Number: 1-10853

BB&T CORPORATION

(Exact name of Registrant as specified in its Charter)

North Carolina	56-0939887
(State of Incorporation)	(I.R.S. Employer Identification No.)
200 West Second Street Winston-Salem, North Carolina	27101
(Address of principal executive offices)	(Zip Code)

(336) 733-2000
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered
Common Stock, $5 par value	New York Stock Exchange

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act YES ☐ NO ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by references in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ | Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) | Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

At January 31, 2010, the Corporation had 690,679,160 shares of its Common Stock, $5 par value, outstanding. The aggregate market value of voting stock held by nonaffiliates of the Corporation is approximately $15.1 billion (based on the closing price of such stock as of June 30, 2009).

CROSS REFERENCE INDEX

* For information regarding executive officers, refer to "Executive Officers of BB&T" in Part I hereof. The other information required by Item 10 is incorporated herein by reference to the information that appears under the headings "Proposal 1-Election of Directors", "Corporate Governance Matters" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Registrant's Proxy Statement for the 2010 Annual Meeting of Shareholders.

The information required by Item 11 is incorporated herein by reference to the information that appears under the headings "Compensation Discussion and Analysis", "Compensation of Executive Officers", "Compensation Committee Report on Executive Compensation", "Compensation Committee Interlocks and Insider Participation", and "Compensation of Directors" in the Registrant's Proxy Statement for the 2010 Annual Meeting of Shareholders.

For information regarding the registrant's securities authorized for issuance under equity compensation plans, refer to "Equity Compensation Plan Information" in Part II hereof.

The other information required by Item 12 is incorporated herein by reference to the information that appears under the headings "Security Ownership" and "Compensation of Executive Officers" in the Registrant's Proxy Statement for the 2010 Annual Meeting of Shareholders.

The information required by Item 13 is incorporated herein by reference to the information that appears under the headings "Corporate Governance Matters" and "Transactions with Executive Officers and Directors" in the Registrant's Proxy Statement for the 2010 Annual Meeting of Shareholders.

The information required by Item 14 is incorporated herein by reference to the information that appears under the headings "Fees to Auditors" and "Corporate Governance Matters" in the Registrant's Proxy Statement for the 2010 Annual Meeting of Shareholders.

OVERVIEW AND DESCRIPTION OF BUSINESS

General

BB&T Corporation ("BB&T", "the Company", "the Corporation" or "the Parent Company"), is a financial holding company headquartered in Winston-Salem, North Carolina. BB&T conducts its business operations primarily through its commercial bank subsidiary, Branch Banking and Trust Company ("Branch Bank"), which has offices in North Carolina, Virginia, Florida, Georgia, Maryland, South Carolina, Alabama, Kentucky, West Virginia, Tennessee, Nevada, Texas, Washington D.C and Indiana. Branch Bank exited the Nevada markets in January 2010. In addition, BB&T's operations consist of a federally chartered thrift institution, BB&T Financial, FSB ("BB&T FSB"), and several nonbank subsidiaries, which offer financial services products. Substantially all of the loans made by BB&T's subsidiaries are to businesses and individuals in these market areas.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements with respect to the financial condition, results of operations and businesses of BB&T. These forward-looking statements involve certain risks and uncertainties and are based on the beliefs and assumptions of the management of BB&T and the information available to management at the time that these disclosures were prepared. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following:

- general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit or other services;
- changes in the interest rate environment may reduce net interest margins and/or the volumes and values of loans made or held as well as the value of other financial assets held;
- competitive pressures among depository and other financial institutions may increase significantly;
- legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T is engaged;
- local, state or federal taxing authorities may take tax positions that are adverse to BB&T;
- adverse changes may occur in the securities markets;
- competitors of BB&T may have greater financial resources and develop products that enable them to compete more successfully than BB&T;
- unpredictable natural and other disasters could have an adverse effect on BB&T in that such events could materially disrupt its operations or the ability or willingness of its customers to access the financial services offered by BB&T;
- costs or difficulties related to the integration of the businesses of BB&T and its merger partners may be greater than expected;
- expected cost savings associated with completed mergers or acquisitions may not be fully realized or realized within the expected time frames; and
- deposit attrition, customer loss and/or revenue loss following completed mergers may be greater than expected.

Risk Factors Related to BB&T's Business

Changes in national, regional and local economic conditions could lead to higher loan charge-offs and reduce BB&T's net income and growth.

BB&T's business is subject to periodic fluctuations based on national, regional and local economic conditions. These fluctuations are not predictable, cannot be controlled, and may have a material adverse impact on the Company's operations and financial condition even if other favorable events occur. BB&T's banking operations are locally oriented and community-based. Accordingly, the Company expects to continue to be dependent upon local business conditions as well as conditions in the local residential and commercial real estate markets it serves. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities BB&T serves. Weakness in BB&T's market area could depress the Company's earnings and consequently its financial condition because:

- customers may not want or need BB&T's products or services;
- borrowers may not be able or willing to repay their loans;
- the value of the collateral securing loans to borrowers may decline; and
- the quality of BB&T's loan portfolio may decline.

Any of the latter three scenarios could require the Company to charge off a higher percentage of loans and/or increase provisions for credit losses, which would reduce the Company's net income. For example, beginning in 2007 and continuing through 2009, BB&T experienced increasing credit deterioration due to ongoing challenges in the residential real estate markets. This period of credit deterioration combined with flat to declining real estate values resulted in increasing loan charge-offs and higher provisions for credit losses, which negatively impacted BB&T's net income.

In connection with the agreement between the Federal Deposit Insurance Corporation ("FDIC") and the Company to acquire certain assets and assume substantially all of the deposits and certain liabilities of Colonial Bank, an Alabama state-chartered bank headquartered in Montgomery, Alabama ("Colonial"), Branch Bank acquired a significant portfolio of loans. Although Branch Bank marked down the acquired loan portfolio to estimated fair value, there is no assurance that the loans acquired will not suffer further deterioration in value resulting in additional charge-offs to this loan portfolio. Fluctuations in national, regional and local economic conditions, including those related to local residential real estate, commercial real estate and construction markets may increase the level of charge-offs on the loan portfolio that was acquired in the acquisition of Colonial and correspondingly reduce BB&T's net income. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on BB&T's operations and financial condition even if other favorable events occur. Although Branch Bank entered into loss sharing agreements with the FDIC, which provide that a significant portion of losses related to specified loan portfolios that were acquired in connection with the acquisition of Colonial will be borne by the FDIC, Branch Bank is not protected for all losses resulting from charge-offs with respect to those specified loan portfolios. Additionally, the loss sharing agreements have limited terms; therefore, any charge-off of related losses that Branch Bank experiences after the term of the loss sharing agreements will not be reimbursed by the FDIC and will negatively impact BB&T's net income. In connection with the acquisition of Colonial, Branch Bank also acquired certain loan portfolios that are not subject to the loss sharing agreements. Any charge-offs related to these loan portfolios will be borne by Branch Bank in full and would also negatively impact BB&T's net income.

BB&T will be expanding operations into new geographic areas.

Portions of the market areas served by Colonial, including market areas in Alabama, Florida and Texas, are areas in which BB&T historically conducted limited or no banking activities. In particular, Colonial had significant operations in Alabama, where BB&T previously had a very limited presence. BB&T must effectively integrate these new markets to retain and expand the business previously conducted by Colonial. The ability to compete effectively in the new markets will be dependent on BB&T's ability to understand the local market and competitive dynamics and identify and retain certain employees from Colonial who know their markets better than BB&T does.

Weakness in the markets for residential or commercial real estate, including the secondary residential mortgage loan markets, could reduce BB&T's net income and profitability.

Since 2007, softening residential housing markets, increasing delinquency and default rates, and increasingly volatile and constrained secondary credit markets have been negatively impacting the mortgage industry. BB&T's financial results have been adversely affected by changes in real estate values, primarily in Georgia, Florida and metro Washington, D.C., with some deterioration in the coastal areas of the Carolinas. Decreases in real estate values have adversely affected the value of property used as collateral for loans and investments in BB&T's portfolio. The poor economic conditions experienced in 2007 through 2009 resulted in decreased demand for real estate loans, and BB&T's net income and profits have suffered as a result.

The declines in home prices in many markets across the U.S., including a number of markets in BB&T's banking footprint (primarily in Georgia, Florida, and metro Washington, D.C., with some deterioration in the coastal areas of the Carolinas), along with the reduced availability of mortgage credit, also has resulted in increases in delinquencies and losses in BB&T's portfolio of loans related to residential real estate, including its acquisition, development and construction loan portfolio. Further declines in home prices within BB&T's banking footprint (including markets that to date have not experienced significant declines) coupled with the continued impact of the economic recession and high unemployment levels could drive losses beyond the levels provided for in BB&T's allowance for loan losses. In that event, BB&T's future earnings would be adversely affected.

Significant ongoing disruption in the secondary market for residential mortgage loans has limited the market for and liquidity of most mortgage loans other than conforming Fannie Mae, Freddie Mac and Ginnie Mae loans. The effects of ongoing mortgage market challenges, combined with the ongoing correction in residential real estate market prices and reduced levels of home sales has resulted in price reductions in single family home values, adversely affecting the value of collateral securing mortgage loans held and mortgage loan originations. Continued declines in real estate values and home sales volumes within BB&T's banking footprint, and financial stress on borrowers as a result of job losses, or other factors, could have further adverse effects on borrowers that result in higher delinquencies and greater charge-offs in future periods, which would adversely affect BB&T's financial condition and results of operations.

The Colonial acquisition has increased Branch Bank's commercial real estate and construction loan portfolio, which have a greater credit risk than residential mortgage loans.

With the acquisition of the Colonial loan portfolio, the commercial real estate loan and construction loan portfolios have become a larger portion of Branch Bank's total loan portfolio than it was prior to the Colonial acquisition. This type of lending is generally considered to have more complex credit risks than traditional single-family residential lending, because the principal is concentrated in a limited number of loans with repayment dependent on the successful operation of the related real estate or construction project. Consequently, these loans are more sensitive to the current adverse conditions in the real estate market and the general economy. These loans are generally less predictable, more difficult to evaluate and monitor, and collateral may be more difficult to dispose of in a market decline. However, the negative economic aspects of these risks are substantially reduced as a result of the FDIC loss sharing agreements.

Increases in FDIC insurance premiums may adversely affect BB&T's net income and profitability.

During 2008 and continuing in 2009, higher levels of bank failures have dramatically increased resolution costs of the FDIC and depleted the deposit insurance fund. In addition, the FDIC instituted two temporary programs to further insure customer deposits at FDIC insured banks: deposit accounts are now insured up to $250,000 per customer (up from $100,000) and noninterest-bearing transactional accounts are currently fully insured (unlimited coverage). These programs have placed additional stress on the deposit insurance fund. In order to maintain a strong funding position and restore reserve ratios of the deposit insurance fund, the FDIC has increased assessment rates of insured institutions. In addition, on November 12, 2009, the FDIC adopted a rule requiring banks to prepay three years' worth of estimated deposit insurance premiums by December 31, 2009. BB&T is generally unable to control the amount of premiums that the Company is required to pay for FDIC insurance. If there are additional bank or financial institution failures, or the cost of resolving prior failures exceeds expectations, the Company may be required to pay even higher FDIC premiums than the recently increased levels. These announced increases and any future increases or required prepayments of FDIC insurance premiums may adversely impact BB&T's earnings and financial condition.

Market developments may adversely affect BB&T's industry, business and results of operations.

Significant declines in the housing market, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by many financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. BB&T has produced quarterly earnings during 2008 and 2009; however, during this time BB&T has experienced significant challenges, its credit quality has deteriorated and its net income and results of operations have been adversely impacted. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers including other financial institutions. Although to date BB&T has performed relatively well during the current financial crisis as compared with the Company's peers and several of the largest financial institutions, BB&T is part of the financial system and a systemic lack of available credit, a lack of confidence in the financial sector, increased volatility in the financial markets and/or reduced business activity could materially adversely affect BB&T's business, financial condition and results of operations.

The capital and credit markets have experienced unprecedented levels of volatility.

During the economic downturn, the capital and credit markets experienced extended volatility and disruption. In some cases, the markets produced downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers' underlying financial strength. If these levels of market disruption and volatility continue, worsen or abate and then arise at a later date, BB&T's ability to access capital could be materially impaired. BB&T's inability to access the capital markets could constrain the Company's ability to make new loans, to meet the Company's existing lending commitments and, ultimately jeopardize the Company's overall liquidity and capitalization.

The soundness of other financial institutions could adversely affect BB&T.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. BB&T has exposure to many different industries and counterparties, and BB&T and certain of its subsidiaries routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose the Company to credit risk in the event of default of its counterparty or client. In addition, the Company's credit risk may be exacerbated when collateral is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due BB&T. These types of losses could materially and adversely affect BB&T's results of operations or financial condition.

Changes in interest rates may have an adverse effect on BB&T's profitability.

BB&T's earnings and financial condition are dependent to a large degree upon net interest income, which is the difference between interest earned from loans and investments and interest paid on deposits and borrowings. The narrowing of interest rate spreads, meaning the difference between interest rates earned on loans and investments and the interest rates paid on deposits and borrowings, could adversely affect BB&T's earnings and financial condition. The Company cannot control or predict with certainty changes in interest rates. Regional and local economic conditions, competitive pressures and the policies of regulatory authorities, including monetary policies of the Federal Reserve Board, affect interest income and interest expense. The Company has ongoing policies and procedures designed to manage the risks associated with changes in market interest rates. However, changes in interest rates still may have an adverse effect on BB&T's profitability. For example, high interest rates could adversely affect the Company's mortgage banking business because higher interest rates could cause customers to apply for fewer mortgage refinancings or purchase mortgages.

Changes in banking laws could have a material adverse effect on BB&T.

BB&T is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. In addition, the Company is subject to changes in federal and state laws as well as changes in banking and credit regulations, and governmental economic and monetary policies. BB&T cannot predict whether any of these changes may adversely and materially affect the Company. The current regulatory environment for financial institutions entails significant potential increases in compliance requirements and associated costs, including those related to consumer credit, with a focus on mortgage lending. For example, President Obama's administration recently announced a proposal that would impose a tax on the 50 largest banks in the nation (which includes BB&T). The tax would be an annual fee based on the bank's liabilities, excluding domestic deposits, and would be imposed over a 10 year period. If adopted, this tax and other future restrictions could have a material adverse effect on BB&T.

Federal and state banking regulators also possess broad powers to take supervisory actions as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on BB&T's activities that could have a material adverse effect on the Company's business and profitability.

BB&T may experience significant competition in its market area, which may reduce the Company's customer base.

There is intense competition among commercial banks in BB&T's market area. In addition, BB&T competes with other providers of financial services, such as savings and loan associations, credit unions, consumer finance companies, securities firms, insurance companies, commercial finance and leasing companies, the mutual funds industry, full-service brokerage firms and discount brokerage firms, some of which are subject to less extensive regulations than BB&T is with respect to the products and services they provide. Some of BB&T's larger competitors, including certain national banks that have a significant presence in BB&T's market area, may have greater resources than BB&T, may have higher lending limits and may offer products and services not offered by BB&T.

BB&T also experiences competition from a variety of institutions outside of the Company's market area. Some of these institutions conduct business primarily over the Internet and may thus be able to realize certain cost savings and offer products and services at more favorable rates and with greater convenience to the customer who can pay bills and transfer funds directly without going through a bank. This "disintermediation" could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits. In addition, changes in consumer spending and saving habits could adversely affect BB&T's operations, and the Company may be unable to timely develop competitive new products and services in response to these changes.

Maintaining or increasing BB&T's market share may depend on lowering prices and market acceptance of new products and services.

BB&T's success depends, in part, on its ability to adapt its products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce BB&T's net interest margin and revenues from its fee-based products and services. In addition, the widespread adoption of new technologies, including internet services, could require the Company to make substantial expenditures to modify or adapt its existing products and services. Also, these and other capital investments in BB&T's business may not produce expected growth in earnings anticipated at the time of the expenditure. The Company may not be successful in introducing new products and services, achieving market acceptance of its products and services, or developing and maintaining loyal customers.

Acts or threats of terrorism and political or military actions taken by the United States or other governments could adversely affect general economic or industry conditions.

Geopolitical conditions may affect BB&T's earnings. Acts or threats of terrorism and political or military actions taken by the United States or other governments in response to terrorism, or similar activity, could adversely affect general economic or industry conditions.

Unpredictable catastrophic events could have a material adverse effect on BB&T.

The occurrence of catastrophic events such as hurricanes, tropical storms, earthquakes, pandemic disease, windstorms, floods, severe winter weather (including snow, freezing water, ice storms and blizzards), fires and other catastrophes could adversely affect BB&T's consolidated financial condition or results of operations. Unpredictable natural and other disasters could have an adverse effect on the Company in that such events could materially disrupt its operations or the ability or willingness of its customers to access the financial services offered by BB&T. The Company's property and casualty insurance operations also expose it to claims arising out of catastrophes. The incidence and severity of catastrophes are inherently unpredictable. Although the Company carries insurance to mitigate its exposure to certain catastrophic events, these events could nevertheless reduce

BB&T's earnings and cause volatility in its financial results for any fiscal quarter or year and have a material adverse effect on BB&T's financial condition and/or results of operations.

BB&T faces significant operational risk.

BB&T is exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems. Negative public opinion can result from BB&T's actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect BB&T's ability to attract and keep customers and can expose it to litigation and regulatory action.

Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. BB&T's necessary dependence upon automated systems to record and process its transaction volume may further increase the risk that technical flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. BB&T also may be subject to disruptions of its operating systems arising from events that are wholly or partially beyond its control (for example, computer viruses or electrical or telecommunications outages), which may give rise to disruption of service to customers and to financial loss or liability. BB&T is further exposed to the risk that its external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as is BB&T) and to the risk that BB&T's (or its vendors') business continuity and data security systems prove to be inadequate.

BB&T's liquidity could be impaired by an inability to access the capital markets or an unforeseen outflow of cash.

Liquidity is essential to BB&T's businesses. Due to circumstances that BB&T may be unable to control, such as a general market disruption or an operational problem that affects third parties or BB&T, BB&T's liquidity could be impaired by an inability to access the capital markets or an unforeseen outflow of cash. BB&T's credit ratings are important to its liquidity. A reduction in BB&T's credit ratings could adversely affect its liquidity and competitive position, increase its borrowing costs, limit its access to the capital markets or trigger unfavorable contractual obligations.

BB&T's reported financial results depend on management's selection of accounting methods and certain assumptions and estimates.

BB&T's accounting policies and methods are fundamental to the methods by which the Company records and reports its financial condition and results of operations. The Company's management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with generally accepted accounting principles and reflect management's judgment of the most appropriate manner to report BB&T's financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet may result in the Company reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting BB&T's financial condition and results. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include: the allowance for credit losses; the determination of fair value for financial instruments; the valuation of goodwill and other intangible assets; the accounting for pension and postretirement benefits and the accounting for income taxes. Because of the uncertainty of estimates involved in these matters, the Company may be required to do one or more of the following: significantly increase the allowance for credit losses and/or sustain credit losses that are significantly higher than the reserve provided; recognize significant impairment on its financial instruments, goodwill and other intangible asset balances; or significantly increase its liabilities for taxes or pension and post retirement benefits.

Prior to the acquisition, Colonial was the subject of several regulatory investigations and a criminal investigation in connection with accounting irregularities and these investigations may require significant resources and management attention.

Prior to the acquisition, Colonial was the subject of a federal criminal investigation relating to the bank's mortgage warehouse lending division and related accounting irregularities. Colonial also received subpoenas from the Special Inspector General for the Troubled Asset Relief Program and the SEC. Although the assets and liabilities that the FDIC determines are related to alleged fraudulent or criminal activities were excluded from the acquisition of Colonial, during the process of integrating Colonial with Branch Bank, BB&T may discover other inconsistencies in standards, controls, procedures and policies that adversely affect BB&T's ability to achieve the anticipated benefits of the acquisition of Colonial. Additionally, BB&T will need to ensure that the banking operations of Colonial that were acquired maintain effective disclosure controls as well as internal controls and procedures for financial reporting, and such compliance efforts may be costly and may divert the attention of management.

BB&T's business could suffer if it fails to attract and retain skilled people.

BB&T's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities in which the Company engages can be intense. The federal government has proposed significant additional standards with respect to executive compensation and governance at United States financial institutions that may impact certain of BB&T's executive officers and employees. If adopted, such restrictions, in addition to other competitive pressures, may have an adverse effect on the ability of BB&T to attract and retain skilled personnel, resulting in BB&T not being able to hire the best people or to retain them.

BB&T relies on other companies to provide key components of its business infrastructure.

Third party vendors provide key components of BB&T's business infrastructure such as internet connections, network access and mutual fund distribution. While BB&T has selected these third party vendors carefully, its does not control their actions. Any problems caused by these third parties, including those which result from their failure to provide services for any reason or their poor performance of services, could adversely affect BB&T's ability to deliver products and services to its customers and otherwise to conduct its business. Replacing these third party vendors could also entail significant delay and expense.

Significant litigation could have a material adverse effect on BB&T.

BB&T faces legal risks in its business, and the volume of claims and amount of damages and penalties claimed in litigation and regulatory proceedings against financial institutions remain high. Substantial legal liability or significant regulatory action against BB&T may have material adverse financial effects or cause significant reputational harm to BB&T, which in turn could seriously harm BB&T's business prospects.

BB&T faces systems failure risks as well as security risks, including "hacking" and "identity theft."

The computer systems and network infrastructure BB&T and others use could be vulnerable to unforeseen problems. These problems may arise in both the Company's internally developed systems and the systems of its third-party service providers. The Company's operations are dependent upon its ability to protect computer equipment against damage from fire, power loss or telecommunication failure. Any damage or failure that causes an interruption in the Company's operations could adversely affect BB&T's business and financial results. In addition, the Company's computer systems and network infrastructure present security risks, and could be susceptible to hacking or identity theft.

Differences in interpretation of tax laws and regulations may adversely impact BB&T's financial statements.

Local, state or federal tax authorities may interpret tax laws and regulations differently than BB&T and challenge tax positions that BB&T has taken on its tax returns. This may result in the disallowance of deductions or credits, and/or differences in the timing of deductions and result in the payment of additional taxes, interest or penalties that could have a material adverse effect on BB&T's performance.

Changes in accounting standards could materially impact BB&T's financial statements.

From time to time accounting standards setters change the financial accounting and reporting standards that govern the preparation of BB&T's financial statements. These changes can be hard to predict and can materially impact how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in changes to previously reported financial results, or a cumulative charge to retained earnings.

BB&T may not be able to successfully integrate bank or nonbank mergers and acquisitions.

Difficulties may arise in the integration of the business and operations of bank holding companies, banks and other nonbank entities BB&T acquires and, as a result, the Company may not be able to achieve the cost savings and synergies that it expects will result from such transactions. Achieving cost savings is dependent on consolidating certain operational and functional areas, eliminating duplicative positions and terminating certain agreements for outside services. Additional operational savings are dependent upon the integration of the acquired or merged entity's businesses with BB&T or one of BB&T's subsidiaries, the conversion of core operating systems, data systems and products and the standardization of business practices. Complications or difficulties in the conversion of the core operating systems, data systems and products may result in the loss of customers, damage to BB&T's reputation within the financial services industry, operational problems, one-time costs currently not anticipated or reduced cost savings resulting from such mergers or acquisitions. Annual cost savings in each such transaction may be materially less than anticipated if the holding company, bank merger or nonbank merger or acquisition is delayed unexpectedly, the integration of operations is delayed beyond what is anticipated or the conversion to a single data system is not accomplished on a timely basis.

Difficulty in integrating an acquired company may cause the Company not to realize expected revenue increases, cost savings, increases in geographic or product presence and/or other projected benefits from the acquisition. The integration could result in higher than expected deposit attrition, loss of key employees, disruption of BB&T's businesses or the businesses of the acquired company, or otherwise adversely affect the Company's ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

In August 2009, Branch Bank acquired from the FDIC certain assets of Colonial, including a substantial majority of its loan portfolio, and assumed certain of its liabilities. The success of the Colonial acquisition will depend, in part, on BB&T's ability to successfully combine the acquired business and assets with BB&T's business and BB&T's ability to successfully manage the significant loan portfolio and FDIC loss share agreements. As with any acquisition involving a financial institution, particularly one like Colonial with a large number of bank branches, there may be business and service changes and disruptions that result in the loss of customers or cause customers to close their accounts and move their business to competing financial institutions. It is possible that the integration process could result in the loss of key employees, the disruption of ongoing business, or inconsistencies in standards, controls, procedures and policies that adversely affect BB&T's ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the acquisition. Successful integration may also be hampered by differences between the two organizations. Although BB&T had significant operations in most of the regional markets in which Colonial operated, other than Alabama and Texas, the loss of key employees of Colonial could adversely affect BB&T's ability to successfully conduct business in certain local markets in which Colonial operated, which could have an adverse effect on BB&T's financial results. Integration efforts will also divert attention and resources from BB&T's management. Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit the ability to successfully integrate Colonial. If BB&T experiences difficulties with the integration process, the anticipated benefits of the acquisition may not be realized fully, or at all, or may take longer to realize than expected. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

BB&T may not receive the regulatory approvals required to complete a bank merger.

BB&T must generally receive federal and/or state regulatory approvals before it can acquire a bank or bank holding company. In determining whether to approve a proposed bank acquisition, bank regulators will consider, among other factors, the effect of the acquisition on competition, financial condition and future prospects, including current and projected capital ratios and levels, the competence, experience and integrity of management and record of compliance with laws and regulations, the convenience and needs of the communities to be served, including the acquiring institution's record of compliance under the Community Reinvestment Act, and the effectiveness of the acquiring institution in combating money laundering activities. In addition, BB&T cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. In specific cases the Company may be required to sell banks or branches, or take other actions as a condition to receiving regulatory approval.

BB&T's stock price can be volatile.

BB&T's stock price can fluctuate widely in response to a variety of factors including:

- actual or anticipated variations in quarterly operating results;
- recommendations by securities analysts;
- new technology used, or services offered, by competitors;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or the Company's competitors;
- failure to integrate acquisitions or realize anticipated benefits from acquisitions;
- operating and stock price performance of other companies that investors deem comparable to BB&T;
- news reports relating to trends, concerns and other issues in the financial services industry;
- changes in government regulations; and
- geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes, credit loss trends, or currency fluctuations could also cause BB&T's stock price to decrease regardless of the Company's operating results.

Operating Subsidiaries

At December 31, 2009, the principal operating subsidiaries of BB&T included the following:

- Branch Banking and Trust Company, Winston-Salem, North Carolina
- BB&T Financial, FSB, Columbus, Georgia
- Scott & Stringfellow, LLC, Richmond, Virginia
- Regional Acceptance Corporation, Greenville, North Carolina
- BB&T Asset Management, Inc., Raleigh, North Carolina

Branch Bank, BB&T's largest subsidiary, was chartered in 1872 and is the oldest bank headquartered in North Carolina. Branch Bank provides a wide range of banking and trust services for retail and commercial clients in its geographic markets, including small and mid-size businesses, public agencies, local governments and individuals, through 1,857 offices (as of December 31, 2009) located in North Carolina, Virginia, Florida, Georgia, Maryland, South Carolina, Alabama, Kentucky, West Virginia, Tennessee, Nevada, Texas, Washington D.C and Indiana. Branch Bank exited its 22 Nevada branches in January 2010. Branch Bank's principal operating subsidiaries include:

- BB&T Equipment Finance Corporation, based in Charlotte, North Carolina, which provides loan and lease financing to commercial and small businesses;
- BB&T Investment Services, Inc., a registered broker-dealer located in Charlotte, North Carolina, which offers clients non-deposit investment alternatives, including discount brokerage services, equities, fixed-rate and variable-rate annuities, mutual funds and government and municipal bonds;

- BB&T Insurance Services, Inc., headquartered in Raleigh, North Carolina, which offers property and casualty, life, health, employee benefits, commercial general liability, surety, title and other insurance products through its agency network;
- Stanley, Hunt, DuPree & Rhine, Inc., with dual headquarters in Greensboro, North Carolina, and Greenville, South Carolina, which offers flexible benefit plans, and investment advisory, actuarial and benefit consulting services (merged into Branch Bank on January 1, 2010);
- Prime Rate Premium Finance Corporation, Inc., located in Florence, South Carolina, and its subsidiary AFCO Credit Corporation, headquartered in Pittsburgh, Pennsylvania, which provide insurance premium financing to clients in the United States and Canada;
- Grandbridge Real Estate Capital, LLC, based in Charlotte, North Carolina, which specializes in arranging and servicing commercial mortgage loans;
- Lendmark Financial Services, Inc., located in Covington, Georgia, which offers alternative consumer loans to clients unable to meet Branch Bank's normal credit and mortgage loan underwriting guidelines;
- CRC Insurance Services, Inc., based in Birmingham, Alabama, which is a wholesale insurance broker authorized to do business nationwide; and
- McGriff, Seibels & Williams, Inc., based in Birmingham, Alabama, which is authorized to do business nationwide and specializes in providing insurance products on an agency basis to large commercial and energy clients, including many Fortune 500 companies.

BB&T FSB is a federal savings bank. BB&T FSB provides services to clients throughout the United States and was formed to help improve the operating efficiency of certain business activities for subsidiaries which are national in scope. In addition to credit card lending, the following businesses operate as either subsidiaries or divisions of BB&T FSB:

- Sheffield Financial (a division of BB&T FSB), based in Clemmons, North Carolina, which specializes in loans to small commercial lawn care businesses across the country for the purchase of outdoor power equipment and loans to individuals for power sport and leisure equipment;
- Liberty Mortgage Corporation, based in Norcross, Georgia, which originates mortgage loans through a network of mortgage originators (including mortgage brokers, community banks and mortgage banks) in a multi-state area; and
- MidAmerica Gift Certificate Company, which specializes in the issuance and sale of retail gift certificates and giftcards through a nationwide network of authorized agents.

Major Nonbank Subsidiaries

BB&T also has a number of nonbank subsidiaries, including:

- Scott & Stringfellow, LLC, which is a registered investment banking and full-service brokerage firm that provides services in retail brokerage, equity and debt underwriting, investment advice, corporate finance and equity research; and facilitates the origination, trading and distribution of fixed-income securities and equity products in both the public and private capital markets. It also has a public finance department that provides investment banking, financial advisory services and debt underwriting services to a variety of regional taxable and tax-exempt issuers. Scott & Stringfellow's investment banking and corporate and public finance areas do business as BB&T Capital Markets;
- Regional Acceptance Corporation, which specializes in indirect financing for consumer purchases of primarily mid-model and late-model used automobiles; and
- BB&T Asset Management, Inc., a registered investment advisor and the advisor to the BB&T Funds, provides tailored investment management solutions to meet the specific needs and objectives of individual and institutional clients through a full range of investment strategies, including domestic and international equity, alternative investment products and strategies, and fixed income investing.

Services

BB&T's subsidiaries offer a variety of services targeted to retail and commercial clients. BB&T's objective is to offer clients a full array of products to meet all their financial needs.

Retail:

- Bankcard lending
- Consumer finance
- Home equity lending
- Home mortgage lending
- Insurance
- Investment brokerage services
- Payment solutions
- Sales finance
- Small business lending
- Wealth management / private banking

Commercial:

- Asset management
- Association services
- Capital markets services
- Commercial finance
- Commercial middle market lending
- Commercial mortgage lending
- Institutional trust services
- Insurance
- Insurance premium finance
- International banking services
- Leasing
- Merchant services
- Mortgage warehouse lending
- Payment solutions
- Real estate lending
- Supply chain management
- Venture capital

The following table reflects BB&T's deposit market share and branch locations by state.

Table 1
BB&T Deposit Market Share and Branch Locations by State

	% of BB&T's Deposits (2)	Deposit Market Share Rank (2)	Number of Branches (3)
North Carolina (1)	21%	2nd	360
Virginia	19	3rd	392
Florida	16	5th	307
Georgia	11	5th	178
Maryland	6	6th	130
South Carolina	6	3rd	116
Alabama	6	4th	91
West Virginia	5	1st	78
Kentucky	4	3rd	90
Tennessee	3	6th	57
Texas	1	48th	22
Washington, D.C.	1	7th	12

(1) Excludes home office deposits.
(2) Source: FDIC.gov—data as of June 30, 2009, includes the effect of the FDIC-assisted acquisition of Colonial Bank.
(3) As of December 31, 2009. Excludes 22 branches in Nevada, which were exited on January 15, 2010, and 2 branches in Indiana.

Executive Overview

Significant accomplishments in 2009

In the opinion of BB&T's management, the Corporation's most significant accomplishments during 2009 were as follows (amounts include the impact of acquisitions where applicable):

- Achieved outstanding client service and client loyalty scores based on independent survey
- Exited Troubled Asset Relief Program (TARP)

- Exceeded capital requirements as measured in the Supervisory Capital Assessment Process (SCAP)
- Successfully executed the FDIC-assisted acquisition of certain assets and liabilities of Colonial—largest acquisition in BB&T's history
- Maintained safety, soundness and profitability through the recession
- Successfully executed Executive Management leadership succession plan
- Enhanced risk management structure
- Achieved strong revenue growth—record performance in retail mortgage and insurance
- Enhanced quality of capital with two common stock offerings for a total of $2.6 billion

Challenges

BB&T's business has become more dynamic and complex in recent years. Consequently, management has annually evaluated and, as necessary, adjusted the Corporation's business strategy in the context of the current operating environment. During this process, management considers the current financial condition and performance of the Company and its expectations for future economic activity, both on a national and local market scale. The achievement of BB&T's key strategic objectives and established long-term financial goals is subject to many uncertainties and challenges. In the opinion of management, the challenges that are most relevant and likely to have a near term impact on performance are presented below:

- Economic impact from deepest recession in decades
- Unprecedented disruption and significantly increased risk in financial markets
- Effectively managing through the credit cycle
- Residential real estate risk / risk of downturn spreading to other asset classes
- Intense competition for best credits within the financial services industry
- Cost and risk associated with the current heightened regulatory environment
- Over-capacity in financial services industry

Overview of Significant Events and Financial Results

The Board of Governors of the Federal Reserve System, the Federal Reserve Banks, the Federal Deposit Insurance Corporation, and the Office of the Comptroller of the Currency commenced a review of the capital needs of the largest U.S. banking institutions. This review was called the Supervisory Capital Assessment Program (the "SCAP"). The SCAP review process involved a forward-looking capital assessment, or "stress test", of all domestic bank holding companies with assets of more than $100 billion at December 31, 2008, which included BB&T. The stress test was intended to estimate credit losses, revenues and reserve needs for each of these bank holding companies in 2009 and 2010 under a macroeconomic scenario that reflected a consensus expectation for the depth and duration of the recession and a more adverse scenario that was designed to reflect a recession that was longer and more severe than consensus expectations.

On May 7, 2009, the Board of Governors of the Federal Reserve System announced the results of the final SCAP assessments for the 19 largest U.S. bank holding companies, including BB&T. The SCAP assessment for BB&T indicated that BB&T did not need to raise additional capital.

Following the successful results from the stress test, BB&T raised $1.7 billion of common stock, as part of its plans to repay the preferred stock invested by the U. S. Treasury. In addition, as part of this plan, BB&T's Board of Directors reduced the quarterly dividends on common stock from $.47 to $.15 beginning with the payout for the third quarter of 2009. The reduction in the dividend will preserve approximately $725 million annually based on the shares outstanding at the time of the decision.

On June 17, 2009, BB&T repurchased all 3,133.64 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series C, $1,000,000 liquidation preference per share (the "Series C Preferred Stock") issued to the U.S. Treasury on November 14, 2008, as part of the Troubled Asset Relief Program: Capital Purchase Program (the "Capital Purchase Program"). The aggregate purchase price paid to the U.S. Treasury for the Series C Preferred

Stock was approximately $3.1 billion, including approximately $14 million of accrued and unpaid dividends. On July 22, 2009, BB&T repurchased the warrant to purchase up to 13,902,573 shares of its common stock for $67 million, which also was issued to the U.S. Treasury on November 14, 2008, as part of the Capital Purchase Program.

On August 14, 2009, BB&T acquired certain assets and assumed substantially all of the deposits and certain other liabilities of Colonial Bank ("Colonial"), headquartered in Montgomery, Alabama, from the Federal Deposit Insurance Corporation ("FDIC"), as receiver for Colonial. Colonial operated 357 banking offices in Alabama, Florida, Georgia, Texas and Nevada. The acquisition significantly strengthened BB&T's banking franchise, moving BB&T to fifth in deposit market share in Florida and fourth in Alabama. BB&T issued 38.5 million shares of common stock to the investing public at $26 per share in connection with the Colonial acquisition to further strengthen BB&T's capital levels. Early in 2010, BB&T exited the Nevada branches and divested approximately $850 million in deposits acquired in the Colonial acquisition. Please refer to Note 2 "Business Combinations" in the "Notes to Consolidated Financial Statements" for additional disclosures about the Colonial acquisition.

In addition to the Colonial acquisition, BB&T continued to expand its noninterest revenue producing business through the acquisitions of Dallas, Texas-based Quantum First Capital, LTD and Louisville, Kentucky-based BFG Realty Advisors, LLC. Both firms were acquired by BB&T's wholly-owned subsidiary Grandbridge Real Estate Capital LLC. BB&T also acquired Florida-based insurance agency Oswald Trippe and Company Inc.

Consolidated net income for 2009 totaled $877 million, a decrease of $652 million, or 42.6%, compared to $1.5 billion earned during 2008. Consolidated net income available to common shareholders for 2009 totaled $729 million, a decrease of $769 million, or 51.3%, compared to $1.5 billion earned during 2008. On a diluted per common share basis, earnings for 2009 were $1.15, compared to $2.71 for 2008, a decrease of 57.6%. BB&T's results of operations for 2009 produced a return on average assets of .56% and a return on average common shareholders' equity of 4.93% compared to prior year ratios of 1.12% and 11.44%, respectively.

BB&T generated strong revenue growth during 2009, which was up 18.3% compared to 2008. This included growth of 14.9% in fully taxable equivalent net interest income and 23.1% growth from noninterest income sources. The growth in net interest income was the result of growth in earning assets, as well as expansion in the net interest margin from 3.58% in 2008 to 3.66% in 2009. Noninterest income benefitted from record performance from BB&T's residential mortgage banking and insurance operations. BB&T generated $658 million in revenues from mortgage banking operations, which was up 139.3% from the 2008 results. Insurance income increased 12.8% in 2009 and exceeded $1 billion annually.

Nonperforming assets and credit costs continued to increase during 2009. BB&T recorded a $2.8 billion provision for credit losses in 2009, which exceeded net charge-offs by $1.0 billion. This compared to a $1.4 billion provision for credit losses recorded during 2008. Net charge-offs for 2009 totaled $1.8 billion compared to $851 million for 2008. The increases in nonperforming assets and the provision for credit losses were primarily driven by continued deterioration in housing-related credits. The largest concentration of housing-related credit issues continues to be in Georgia, Florida and metropolitan Washington, D.C., including the surrounding suburbs. In addition, there has been deterioration in the coastal areas of the Carolinas.

BB&T's total assets at December 31, 2009 were $165.8 billion, an increase of $13.7 billion, or 9.0%, compared to December 31, 2008. Total loans and leases at December 31, 2009 were $106.2 billion, an increase of $7.5 billion, or 7.6%, compared to the balance at year-end 2008. The increase in total loans and leases included increases of $1.1 billion in loans held for sale and $8.0 billion in covered loans acquired in the Colonial transaction. Securities available for sale increased $1.1 billion compared to the balances at December 31, 2008. In addition, BB&T recorded a $3.1 billion receivable from the FDIC in connection with the Colonial acquisition. The FDIC receivable represents the fair value of amounts expected to be received under the agreement with the FDIC, whereby the FDIC will reimburse BB&T for the significant majority of losses on the assets acquired.

Total client deposits at December 31, 2009 were $106.8 billion, an increase of $23.2 billion, or 27.7%, from December 31, 2008. Total deposits, which include wholesale deposits sources, totaled $115.0 billion at December 31, 2009, an increase of $16.4 billion, or 16.6%, compared to December 31, 2008. The increase in client deposits was a result of the Colonial acquisition, which added approximately $16 billion in client deposits, as well as BB&T's success in attracting new accounts. BB&T also has seen an improvement in the deposit mix with noninterest-bearing accounts representing 16.5% of total deposits at December 31, 2009, compared with 13.8% at December 31, 2008.

Total shareholders' equity increased slightly compared to December 31, 2008. BB&T's common equity increased as a result of the issuance of $2.6 billion in common stock during the second and third quarters of 2009, retained earnings and an increase in accumulated other comprehensive income, which were partially offset by the repayment of the $3.1 billion of preferred stock issued to the U.S. Treasury. The Tier 1 common ratio was 8.5% at December 31, 2009. In addition, the Tier 1 risk-based capital and total risk-based capital ratios were 11.5% and 15.8% at December 31, 2009, respectively. BB&T's risk-based and tangible capital ratios remain well above regulatory standards for well-capitalized banks. As of December 31, 2009, measures of tangible capital were not required by the regulators and, therefore, were considered non-GAAP measures. Please refer to the section titled "Capital" herein for a discussion of how BB&T calculates and uses these measures in the evaluation of the Company.

Competition

The financial services industry is highly competitive and dramatic change continues to occur in all aspects of the Company's business. The ability of nonbank financial entities to provide services previously reserved for commercial banks has intensified competition. BB&T's subsidiaries compete actively with national, regional and local financial services providers, including banks, thrifts, securities dealers, mortgage bankers, finance companies and insurance companies. Competition among providers of financial products and services continues to increase, with consumers having the opportunity to select from a growing variety of traditional and nontraditional alternatives. The industry continues to consolidate, which affects competition by eliminating some regional and local institutions, while strengthening the franchises of acquirers. In addition, many financial services entities are experiencing significant challenges as a result of the economic crisis, resulting in bank and thrift failures and significant intervention from the U.S. Government. For additional information concerning markets, BB&T's competitive position and business strategies, and recent government interventions see "Market Area", "General Business Development" and "Regulatory Considerations" below.

Market Area

BB&T's primary market area for its banking operations consists of North and South Carolina, Virginia, Maryland, Georgia, eastern Tennessee, West Virginia, Kentucky, Florida, Alabama and Washington, D.C. In addition, BB&T has a smaller banking presence in Texas and Indiana. The Texas market represents a new market for BB&T to expand its banking operations and was entered in connection with the Colonial acquisition. The markets that BB&T operates have a diverse employment base and primarily consists of manufacturing, general services, agricultural, wholesale/retail trade, technology, government and financial services. BB&T believes its current market area will support growth in assets and deposits in the future. Management strongly believes that BB&T's community bank approach to providing client service is a competitive advantage that strengthens the Corporation's ability to effectively provide financial products and services to businesses and individuals in its markets.

General Business Development

BB&T is a regional financial holding company. BB&T has maintained a long-term focus on a strategy that includes expanding and diversifying the BB&T franchise in terms of revenues, profitability and asset size. This strategy has encompassed both organic growth and acquisitions of complementary banks and financial businesses. During the 1990's and through 2003, BB&T's growth resulted largely from mergers and acquisitions as the economics of business combinations were compelling. Since that time, BB&T has focused more on organic growth and strategic acquisitions, including the FDIC-assisted acquisition of Colonial.

Merger Strategy

BB&T's growth in business, profitability and market share has historically been enhanced by strategic mergers and acquisitions. Management intends to remain disciplined and focused with regard to future merger and acquisition opportunities. BB&T will continue to assess bank and thrift acquisitions subject to market conditions and suitable candidates, primarily within BB&T's existing footprint, and will pursue economically advantageous acquisitions of insurance agencies, specialized lending businesses, and fee income generating financial services businesses. BB&T's acquisition strategy is focused on three primary objectives:

- to pursue assisted and unassisted acquisitions of banks and thrifts with compatible cultures that will enhance BB&T's banking network and customer delivery system;
- to acquire companies in niche markets that provide products or services that can be offered through the existing distribution system to BB&T's current customer base; and
- to consider strategic nonbank acquisitions in markets that are economically feasible and provide positive long-term benefits.

BB&T completed acquisitions of 35 community banks and thrifts, 85 insurance agencies and 30 nonbank financial services providers over the last fifteen years. In the long-term, BB&T expects to continue to take advantage of the consolidation in the financial services industry and expand and enhance its franchise through mergers and acquisitions. The consideration paid for these acquisitions may be in the form of cash, debt or BB&T common stock. The amount of consideration paid to complete these transactions may be in excess of the book value of the underlying net assets acquired, which could have a dilutive effect on BB&T's earnings. In addition, acquisitions often result in significant front-end charges against earnings; however, cost savings and revenue enhancements, especially incident to in-market bank and thrift acquisitions, are typically anticipated.

Lending Activities

The primary goal of the BB&T lending function is to help clients achieve their financial goals by providing quality loan products that are fair to the client and profitable to the Corporation. Management believes that this purpose can best be accomplished by building strong, profitable client relationships over time, with BB&T becoming an important contributor to the prosperity and well-being of its clients. In addition to the importance placed on client knowledge and continuous involvement with clients, BB&T's lending process incorporates the standards of a consistent company-wide credit culture and an in-depth local market knowledge. Furthermore, the Corporation employs strict underwriting criteria governing the degree of assumed risk and the diversity of the loan portfolio in terms of type, industry and geographical concentration. In this context, BB&T strives to meet the credit needs of businesses and consumers in its markets while pursuing a balanced strategy of loan profitability, loan growth and loan quality.

BB&T conducts the majority of its lending activities within the framework of the Corporation's community bank operating model, with lending decisions made as close to the client as practicable.

The following table summarizes BB&T's loan portfolio based on the regulatory classification of the portfolio, which focuses on the underlying loan collateral, and differs from internal classifications presented herein that focus on the primary purpose of the loan.

Table 2
Composition of Loan and Lease Portfolio

	December 31,				
	2009	2008	2007	2006	2005
	(Dollars in millions)				
Commercial, financial and agricultural loans	**$ 17,768**	$17,131	$14,037	$10,848	$ 9,532
Lease receivables	**1,558**	2,007	3,899	4,358	4,250
Real estate—construction and land development loans	**15,353**	20,065	19,474	17,553	11,942
Real estate—mortgage loans	**55,647**	46,772	44,687	42,219	41,539
Consumer loans	**13,910**	12,018	11,107	10,389	9,604
Total loans and leases held for investment	**104,236**	97,993	93,204	85,367	76,867
Less: unearned income	**(580)**	(748)	(2,297)	(2,456)	(2,473)
Net loans and leases held for investment	**103,656**	97,245	90,907	82,911	74,394
Loans held for sale	**2,551**	1,424	779	680	629
Total loans and leases	**$106,207**	$98,669	$91,686	$83,591	$75,023

BB&T's loan portfolio is approximately 50% commercial and 50% retail by design, and is divided into six major categories—commercial, sales finance, revolving credit, direct retail, mortgage and specialized lending. In addition, BB&T has a portfolio of loans that were acquired in the Colonial acquisition that are covered by FDIC loss sharing agreements. BB&T lends to a diverse customer base that is substantially located within the Corporation's primary market area. At the same time, the loan portfolio is geographically dispersed throughout BB&T's branch network to mitigate concentration risk arising from local and regional economic downturns.

The following discussion presents the principal types of lending conducted by BB&T and describes the underwriting procedures and overall risk management of BB&T's lending function. The relative risk of each loan portfolio is presented in the "Asset Quality" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein.

Underwriting Approach

Recognizing that the loan portfolio is a primary source of profitability, proper loan underwriting is critical to BB&T's long-term financial success. BB&T's underwriting approach is designed to define acceptable combinations of specific risk-mitigating features that ensure credit relationships conform to BB&T's risk philosophy. Provided below is a summary of the most significant underwriting criteria used to evaluate new loans and loan renewals:

- *Cash flow and debt service coverage*—cash flow adequacy is a necessary condition of creditworthiness, meaning that loans not clearly supported by a borrower's cash flow must be justified by secondary repayment sources.
- *Secondary sources of repayment*—alternative repayment funds are a significant risk-mitigating factor as long as they are liquid, can be easily accessed and provide adequate resources to supplement the primary cash flow source.
- *Value of any underlying collateral*—loans are generally secured by the asset being financed. Because an analysis of the primary and secondary sources of repayment is the most important factor, collateral, unless it is liquid, does not justify loans that cannot be serviced by the borrower's normal cash flows.
- *Overall creditworthiness of the customer, taking into account the customer's relationships, both past and current, with other lenders*—our success depends on building lasting and mutually beneficial relationships with clients, which involves assessing their financial position and background.
- *Level of equity invested in the transaction*—in general, borrowers are required to contribute or invest a portion of their own funds prior to any loan advances.

Commercial Loan and Lease Portfolio

The commercial loan and lease portfolio represents the largest category of the Corporation's total loan portfolio. BB&T's commercial lending program is generally targeted to serve small-to-middle market businesses with sales of $200 million or less. In addition, BB&T's Corporate Banking Group provides lending solutions to large corporate clients. Traditionally, lending to small and mid-sized businesses has been among BB&T's strongest market segments.

Commercial and small business loans are primarily originated through BB&T's banking network. In accordance with the Corporation's lending policy, each loan undergoes a detailed underwriting process, which incorporates BB&T's underwriting approach, procedures and evaluations described above. In addition, Branch Bank has adopted an internal maximum credit exposure lending limit of $245 million for a "best grade" credit, which is considerably below Branch Bank's maximum legal lending limit. Commercial loans are typically priced with an interest rate tied to market indices, such as the prime rate and the London Interbank Offered Rate ("LIBOR"), or a fixed-rate. Commercial loans are individually monitored and reviewed for any possible deterioration in the ability of the client to repay the loan. Approximately 92% of BB&T's commercial loans are secured by real estate, business equipment, inventories and other types of collateral. BB&T's commercial leases consist of investments in various types of leveraged lease transactions.

Sales Finance Loan Portfolio

The sales finance category primarily includes secured indirect installment loans to consumers for the purchase of new and used automobiles, boats and recreational vehicles. Such loans are originated through approved franchised and independent dealers throughout the BB&T market area. These loans are relatively homogenous and no single loan is individually significant in terms of its size and potential risk of loss. Sales finance loans are subject to the same rigorous lending policies and procedures as described above for commercial loans and are underwritten with note amounts and credit limits that ensure consistency with the Corporation's risk philosophy. In addition to its normal underwriting due diligence, BB&T uses application systems and "scoring systems" to help underwrite and manage the credit risk in its sales finance portfolio. Also included in the sales finance category are commercial lines, serviced by the Sales Finance Department, to finance dealer wholesale inventory ("Floor Plan Lines") for resale to consumers. Floor Plan Lines are underwritten by commercial loan officers in compliance with the same rigorous lending policies described above for commercial loans. In addition, Floor Plan Lines are subject to intensive monitoring and oversight to ensure quality and to mitigate risk from fraud.

Revolving Credit Loan Portfolio

The revolving credit portfolio comprises the outstanding balances on credit cards and BB&T's checking account overdraft protection product, Constant Credit. BB&T markets credit cards to its existing banking client base and does not solicit cardholders through nationwide programs or other forms of mass marketing. Such balances are generally unsecured and actively managed by BB&T FSB.

Direct Retail Loan Portfolio

The direct retail loan portfolio primarily consists of a wide variety of loan products offered through BB&T's banking network. Various types of secured and unsecured loans are marketed to qualifying existing clients and to other creditworthy candidates in BB&T's market area. The vast majority of direct retail loans are secured by first or second liens on residential real estate, and include both closed-end home equity loans and revolving home equity lines of credit. Direct retail loans are subject to the same rigorous lending policies and procedures as described above for commercial loans and are underwritten with note amounts and credit limits that ensure consistency with the Corporation's risk philosophy.

Mortgage Loan Portfolio

BB&T is a large originator of residential mortgage loans, with originations in 2009 totaling $28.2 billion. Branch Bank offers various types of fixed- and adjustable-rate loans for the purpose of constructing, purchasing or refinancing residential properties. BB&T primarily originates conforming mortgage loans and higher quality jumbo and construction-to-permanent loans for owner-occupied properties. Conforming loans are loans that are underwritten in accordance with the underwriting standards set forth by the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). They are generally collateralized by one-to-four-family residential real estate, have loan-to-collateral value ratios of 80% or less, and are made to borrowers in good credit standing.

Risks associated with the mortgage lending function include interest rate risk, which is mitigated through the sale of substantially all conforming fixed-rate loans in the secondary mortgage market and an effective mortgage servicing rights hedge process. Borrower risk is lessened through rigorous underwriting procedures and mortgage insurance. The right to service the loans and receive servicing income is generally retained when conforming loans are sold. Management believes that the retention of mortgage servicing is a primary relationship driver in retail banking and a vital part of management's strategy to establish profitable long-term customer relationships and offer high quality client service. BB&T also purchases residential mortgage loans from correspondent originators. The loans purchased from third-party originators are subject to the same underwriting and risk-management criteria as loans originated internally.

Specialized Lending Portfolio

BB&T's specialized lending portfolio consists of loans originated through six business units that provide specialty finance alternatives to consumers and businesses including: dealer-based financing of equipment for small businesses and consumers, commercial equipment leasing and finance, direct and indirect consumer finance, insurance premium finance, indirect subprime automobile finance, and full-service commercial mortgage banking. BB&T offers these services to bank clients as well as nonbank clients within and outside BB&T's primary geographic market area.

BB&T's specialized lending subsidiaries adhere to the same overall underwriting approach as the commercial and consumer lending portfolio and also utilize automated credit scoring to assist with underwriting the credit risk. The majority of these loans are relatively homogenous and no single loan is individually significant in terms of its size and potential risk of loss. The majority of the loans are secured by real estate, automobiles, equipment or unearned insurance premiums. As of December 31, 2009, included in the specialized lending portfolio are loans to subprime borrowers of approximately $2.9 billion, or 2.7% of the total BB&T loan and lease portfolio. Of these, approximately $365 million are residential real estate loans and included in the disclosures in Table 14-2 herein.

Covered Loan Portfolio

In connection with the FDIC-assisted acquisition of Colonial, BB&T acquired approximately $14.1 billion of loans that are covered by loss sharing agreements. BB&T recorded these loans at $9.6 billion, which represented their fair value on the acquisition date. The loans covered by loss sharing agreements are primarily commercial real estate loans and residential mortgage loans. See Note 2 "Business Combinations" and Note 4 "Loans and Leases" in the "Notes to Consolidated Financial Statements" in this report for additional disclosures related to BB&T's covered loans.

The following table presents BB&T's total loan portfolio based upon BB&T's lines of business, as discussed herein, rather than upon regulatory reporting classifications:

Table 3
Composition of Loan and Lease Portfolio Based on Lines of Business

	December 31,				
	2009	2008	2007	2006	2005
	(Dollars in millions)				
Loans and leases, net of unearned income:					
Commercial loans	**$ 49,445**	$49,727	$43,685	$39,580	$34,965
Leveraged leases	**375**	753	1,185	1,720	1,650
Total commercial loans and leases	**49,820**	50,480	44,870	41,300	36,615
Sales finance	**6,290**	6,354	6,021	5,683	5,264
Revolving credit	**2,016**	1,777	1,618	1,414	1,347
Direct retail	**14,283**	15,454	15,691	15,312	14,453
Residential mortgage loans	**15,435**	17,091	17,467	15,596	13,971
Specialized lending	**7,670**	6,089	5,240	3,606	2,744
Other acquired loans	**123**	—	—	—	—
Total loans and leases held for investment (excluding covered loans)	**95,637**	97,245	90,907	82,911	74,394
Covered loans	**8,019**	—	—	—	—
Total loans and leases held for investment	**103,656**	97,245	90,907	82,911	74,394
Total loans held for sale	**2,551**	1,424	779	680	629
Total loans and leases	**$106,207**	$98,669	$91,686	$83,591	$75,023

The following table reflects the scheduled maturities of commercial, financial and agricultural loans, as well as real estate construction loans:

Table 4
Selected Loan Maturities and Interest Sensitivity (1)

	December 31, 2009		
	Commercial, Financial and Agricultural	Real Estate: Construction	Total
	(Dollars in millions)		
Fixed rate:			
1 year or less (2)	$ 5,355	$ 5,284	$10,639
1-5 years	2,903	2,508	5,411
After 5 years	3,334	2,195	5,529
Total	11,592	9,987	21,579
Variable rate:			
1 year or less (2)	3,444	3,398	6,842
1-5 years	2,156	1,422	3,578
After 5 years	576	546	1,122
Total	6,176	5,366	11,542
Total loans and leases (3)	$17,768	$15,353	$33,121

(1) Balances include unearned income.
(2) Includes loans due on demand.

	(Dollars in millions)
(3) The above table excludes:	
(i) consumer loans	$13,910
(ii) real estate mortgage loans	55,647
(iii) loans held for sale	2,551
(iv) lease receivables	1,558
Total	$73,666

Scheduled repayments are reported in the maturity category in which the payment is due. Determinations of maturities are based upon contract terms. In accordance with regulatory reporting standards, variable rate loans that have reached a floor are reported as fixed-rate loans. BB&T's credit policy typically does not permit automatic renewal of loans. At the scheduled maturity date (including balloon payment date), the customer generally must request a new loan to replace the matured loan and execute either a new note or note modification with rate, terms and conditions negotiated at that time.

Allowance for Loan and Lease Losses and Reserve for Unfunded Lending Commitments

The allowance for loan and lease losses is determined based on management's best estimate of probable losses that are inherent in the portfolio at the balance sheet date. BB&T's allowance is driven by existing conditions and observations, and reflects losses already incurred, even if not yet identifiable.

The Corporation determines the allowance based on an ongoing evaluation of the loan and lease portfolios. This evaluation is inherently subjective because it requires material estimates, including the amounts and timing of cash flows expected to be received on impaired loans. Those estimates may be susceptible to significant change. Increases to the allowance are made by charges to the provision for credit losses, which is reflected in the Consolidated Statements of Income. Loans or leases deemed to be uncollectible are charged against the allowance. Recoveries of previously charged-off amounts are credited to the allowance.

In addition to the allowance for loan and lease losses, BB&T also estimates probable losses related to binding unfunded lending commitments. The methodology to determine such losses is inherently similar to the methodology used in calculating the allowance for commercial loans, adjusted for factors specific to binding commitments, including the probability of funding and exposure at funding. The reserve for unfunded lending commitments is included in accounts payable and other liabilities on the Consolidated Balance Sheets. Changes to the reserve for unfunded lending commitments are made by charges or credits to the provision for credit losses.

Reserve Policy and Methodology

The allowance for loan and lease losses consists of (1) a component for individual loan impairment and (2) components of collective loan impairment, including a component that is unallocated. BB&T maintains specific reserves for individually impaired loans. A loan is impaired when, based on current information and events, it is probable that BB&T will be unable to collect all amounts due (interest as well as principal) according to the contractual terms of the loan agreement. On a quarterly basis, BB&T reviews all commercial lending relationships with outstanding debt of $2 million or more that have been classified as substandard or doubtful. Loans are considered impaired when the borrower does not have the cash flow capacity or willingness to service the debt according to contractual terms, or it does not appear reasonable to assume that the borrower will continue to pay according to the contractual agreement. The amount of impairment is based on the present value of expected cash flows discounted at the loan's effective interest rate, and/or the value of collateral adjusted for any origination costs and nonrefundable fees that existed at the time of origination.

Reserves established for collective impairment reflect an estimate of losses inherent in the loan and lease portfolios as of the balance sheet reporting date. Embedded loss estimates are based on current migration rates and current risk mix. Embedded loss estimates may be adjusted to reflect current economic conditions and current portfolio trends including credit quality, concentrations, aging of the portfolio, and significant policy and underwriting changes. In the commercial lending portfolio, each loan is assigned a "risk grade" at origination by the account officer and the assigned risk grade is subsequently reviewed and finalized by a credit officer. Further, Credit Risk Review, a department that is independent of the loan administration functions, validates the risk grades of selected relationships through their loan review system. Loans are assigned risk grades based on an assessment of conditions that affect the borrower's ability to meet contractual obligations under the loan agreement. This process includes reviewing borrowers' financial information, historical payment experience, credit documentation, public information, and other information specific to each borrower. The established risk management regimen includes a review of all credit relationships with total credit exposure of $1 million or more on an annual basis or at any point management becomes aware of information affecting the borrower's ability to fulfill their obligations. For small business and commercial clients where total credit exposure is less than $1 million, BB&T has developed an automated loan review system to identify and proactively manage accounts with a higher risk of loss. The "score" produced by this automated system is updated monthly. All of the loan portfolios grouped in the retail lending and specialized lending categories typically employ scoring models to segment credits into groups with homogenous risk characteristics. Scoring models are validated on a periodic basis in order to ensure reliable default rate information. This information is employed to evaluate the levels of risk associated with new production as well as to assess any risk migration in the existing portfolio. For loans acquired in a business combination after December 31, 2008, BB&T has generally aggregated the purchased loans into pools of loans with common risk characteristics. In determining the allowance for loan and lease losses, BB&T performs analysis each period to estimate the expected cash flows for each of the loan pools. To the extent that the expected cash flows of a loan pool have decreased since the acquisition date, BB&T establishes an allowance for loan loss.

A small portion of the Corporation's allowance for loan and lease losses is not allocated to any specific category of loans. This unallocated portion of the allowance reflects management's best estimate of the elements of imprecision and estimation risk inherent in the calculation of the overall allowance. Due to the subjectivity involved in determining the overall allowance, including the unallocated portion, the portion considered unallocated may fluctuate from period to period based on management's evaluation of the factors affecting the assumptions used in calculating the allowance, including historical loss experience, current economic conditions, industry or borrower concentrations and the status of merged institutions. The allocated and unallocated portions of the allowance are available to absorb losses in any loan or lease category. Management evaluates the adequacy of the allowance for loan and lease losses based on the combined total of the allocated and unallocated components.

While management uses the best information available to establish the allowance for loan and lease losses, future adjustments to the allowance or to the reserving methodology may be necessary if economic conditions differ substantially from the assumptions used in making the valuations.

The following table presents an estimated allocation of the allowance for loan and lease losses at the end of each of the past five years. This allocation of the allowance for loan and lease losses is calculated on an approximate basis and is not necessarily indicative of future losses or allocations. The entire amount of the allowance is available to absorb losses occurring in any category of loans and leases.

Table 5
Allocation of Allowance for Loan and Lease Losses by Lines of Business

	December 31,									
	2009		2008		2007		2006		2005	
	Amount	% Loans in each category (1)	Amount	% Loans in each category	Amount	% Loans in each category	Amount	% Loans in each category	Amount	% Loans in each category
	(Dollars in millions)									
Balances at end of period applicable to:										
Commercial loans and leases	**$1,574**	**52.1%**	$ 912	51.9%	$ 548	49.3%	$475	49.8%	$422	49.2%
Sales finance	**77**	**6.6**	55	6.5	58	6.6	58	6.9	65	7.1
Revolving credit	**127**	**2.1**	94	1.8	70	1.8	67	1.7	65	1.8
Direct retail	**297**	**15.0**	124	15.9	79	17.3	75	18.5	94	19.4
Residential mortgage loans	**131**	**16.2**	91	17.6	25	19.2	21	18.8	19	18.8
Specialized lending	**264**	**8.0**	238	6.3	171	5.8	139	4.3	110	3.7
Unallocated	**130**	**—**	60	—	53	—	53	—	50	—
Total	**$2,600**	**100.0%**	$1,574	100.0%	$1,004	100.0%	$888	100.0%	$825	100.0%

(1) Excludes loans covered by FDIC loss sharing agreements.

Investment Activities

Investment securities represent a significant portion of BB&T's assets. Branch Bank invests in securities as allowable under bank regulations. These securities include obligations of the U.S. Treasury, U.S. government agencies, U.S. government-sponsored entities, including mortgage-backed securities, bank eligible obligations of any state or political subdivision, privately-issued mortgage-backed securities, structured notes, bank eligible corporate obligations, including corporate debentures, commercial paper, negotiable certificates of deposit, bankers acceptances, mutual funds and limited types of equity securities. Branch Bank also may deal in securities subject to the provisions of the Gramm-Leach-Bliley Act. Scott & Stringfellow, LLC, BB&T's full-service brokerage and investment banking subsidiary, engages in the underwriting, trading and sales of equity and debt securities subject to the risk management policies of the Corporation.

BB&T's investment activities are governed internally by a written, board-approved policy. The investment policy is carried out by the Corporation's Market Risk and Liquidity Committee ("MRLC"), which meets regularly to review the economic environment and establish investment strategies. The MRLC also has much broader responsibilities, which are discussed in the "Market Risk Management" section in "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein.

Investment strategies are reviewed by the MRLC based on the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities and the overall interest rate sensitivity of the Corporation. In general, the investment portfolio is managed in a manner appropriate to the attainment of the following goals: (i) to provide a sufficient margin of liquid assets to meet unanticipated deposit and loan fluctuations and overall funds management objectives; (ii) to provide eligible securities to secure public funds, trust deposits as prescribed by law and other borrowings; and (iii) to earn the maximum return on funds invested that is commensurate with meeting the requirements of (i) and (ii).

Funding Activities

Deposits are the primary source of funds for lending and investing activities, and their cost is the largest category of interest expense. Scheduled payments, as well as prepayments, and maturities from portfolios of loans and investment securities also provide a stable source of funds. Federal Home Loan Bank ("FHLB") advances, other secured borrowings, Federal funds purchased and other short-term borrowed funds, as well as longer-term debt issued through the capital markets, all provide supplemental liquidity sources. BB&T's funding activities are monitored and governed through BB&T's overall asset/liability management process, which is further discussed in the "Market Risk Management" section in "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein. BB&T conducts its funding activities in compliance with all applicable laws and regulations. Following is a brief description of the various sources of funds used by BB&T. For further discussion relating to outstanding balances and balance fluctuations, refer to the "Deposits and Other Borrowings" section in "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein.

Deposits

Deposits are attracted principally from clients within BB&T's branch network through the offering of a broad selection of deposit instruments to individuals and businesses, including noninterest-bearing checking accounts, interest-bearing checking accounts, savings accounts, money market deposit accounts, certificates of deposit and individual retirement accounts. Deposit account terms vary with respect to the minimum balance required, the time period the funds must remain on deposit and service charge schedules. Interest rates paid on specific deposit types are determined based on (i) the interest rates offered by competitors, (ii) the anticipated amount and timing of funding needs, (iii) the availability and cost of alternative sources of funding, and (iv) the anticipated future economic conditions and interest rates. Client deposits are attractive sources of funding because of their stability and relative cost. Deposits are regarded as an important part of the overall client relationship and provide opportunities to cross-sell other BB&T services. In addition, BB&T gathers a portion of its deposit base through wholesale funding products, which include negotiable certificates of deposit and Eurodollar deposits through the use of a Cayman branch facility. At December 31, 2009, these sources of deposits represented approximately 7% of BB&T's total deposits, compared to 15% at December 31, 2008.

The following table provides information regarding the scheduled maturities of time deposits that are $100,000 and greater at December 31, 2009:

Table 6
Scheduled Maturities of Time Deposits $100,000 and Greater
December 31, 2009
(Dollars in millions)

Maturity Schedule	
Three months or less	$ 4,298
Over three through six months	2,174
Over six through twelve months	5,750
Over twelve months	4,937
Total	$17,159

Borrowed Funds

BB&T's ability to borrow funds from nondeposit sources provides additional flexibility in meeting the liquidity needs of the Company. Short-term borrowings include Federal funds purchased, securities sold under repurchase agreements, master notes, short-term FHLB advances, U.S. Treasury tax and loan depository note accounts and other short-term borrowings. See Note 9 "Federal Funds Purchased, Securities Sold Under Agreements to Repurchase, and Short-Term Borrowed Funds" in the "Notes to Consolidated Financial Statements" herein for additional disclosures related to these types of borrowings.

BB&T also utilizes longer-term borrowings when management determines that the pricing and maturity options available through these sources create cost-effective options for funding asset growth and satisfying capital needs. BB&T's long-term borrowings include long-term FHLB advances to Branch Bank, senior and subordinated debt issued by BB&T Corporation and Branch Bank, junior subordinated debt underlying trust preferred securities and capital leases. See Note 10 "Long-Term Debt" in the "Notes to Consolidated Financial Statements" herein for additional disclosures related to long-term borrowings.

Employees

At December 31, 2009, BB&T had approximately 32,400 full-time equivalent employees compared to approximately 29,600 full-time equivalent employees at December 31, 2008.

Properties

BB&T and its significant subsidiaries occupy headquarter offices that are either owned or operated under long-term leases. BB&T also owns free-standing operations centers, with its primary operations and information technology center located in Wilson, North Carolina. BB&T also owns or leases significant office space used as the Corporation's headquarters in Winston-Salem, North Carolina. At December 31, 2009, Branch Bank operated 1,857 branch offices in North Carolina, South Carolina, Virginia, Maryland, Georgia, West Virginia, Tennessee, Kentucky, Alabama, Florida, Texas, Nevada, Indiana and Washington, D.C. BB&T exited its offices in Nevada in January 2010. BB&T also operates numerous insurance agencies and other businesses that occupy facilities. Office locations are either owned or leased. Management believes that the premises occupied by BB&T and its subsidiaries are well-located and suitably equipped to serve as financial services facilities. See Note 6 "Premises and Equipment" in the "Notes to Consolidated Financial Statements" in this report for additional disclosures related to BB&T's properties and other fixed assets.

Web Site Access to BB&T's Filings with the Securities and Exchange Commission

All of BB&T's electronic filings with the Securities and Exchange Commission ("SEC"), including the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are made available at no cost on the Corporation's web site, www.BBT.com, through the Investor Relations link as soon as reasonably practicable after BB&T files such material with, or furnishes it to, the SEC. BB&T's SEC filings are also available through the SEC's web site at www.sec.gov.

Executive Officers of BB&T

The following table lists the members of BB&T's executive management team:

Executive Officer	Recent Work Experience	Years of Service	Age
Kelly S. King *Chairman and Chief Executive Officer*	Chairman since January 2010. Chief Executive Officer since January 2009. Chief Operating Officer between June 2004 and December 2008.	38	61
Christopher L. Henson *Chief Operating Officer*	Chief Operating Officer since January 2009. Chief Financial Officer between July 2005 and December 2008.	25	48
Daryl N. Bible *Senior Executive Vice President and Chief Financial Officer*	Chief Financial Officer since January 2009. Assistant Chief Financial Officer between January 2008 and December 2008. Employed by U.S Bancorp for 24 years, serving as Treasurer for the final 10 years.	2	48
Ricky K. Brown *Senior Executive Vice President and Banking Network Manager*	Banking Network Manager since July 2004.	33	54
Barbara F. Duck *Senior Executive Vice President and Enterprise Risk Manager*	Enterprise Risk Manager since July 2009. Electronic Delivery Channels Manager between July 2006 and June 2009. Risk Manager between June 2004 and June 2006.	22	43
Donna C. Goodrich *Senior Executive Vice President and Deposit Services Manager*	Deposit Services Manager since April 2004.	24	47
Robert E. Greene *Senior Executive Vice President and Administrative Group Manager*	Administrative Group Manager since August 2001. Risk Management Group Manager between July 2006 and June 2009.	37	59
Clarke R. Starnes III *Senior Executive Vice President and Chief Risk Officer*	Chief Risk Officer since July 2009. Chief Credit Officer between September 2008 and June 2009. Specialized Lending Manager between January 2000 and August 2008.	28	50
Steven B. Wiggs *Senior Executive Vice President and Chief Marketing Officer and Lending Group Manager*	Chief Marketing Officer since February 2005. Lending Group Manager since July 2009.	31	52
C. Leon Wilson III *Senior Executive Vice President and Operations Division Manager*	Operations Division Manager since July 1988.	33	54

Equity Compensation Plan Information

The following table provides information concerning securities to be issued upon the exercise of outstanding equity-based awards, the weighted average price of such awards and the securities remaining available for future issuance as of December 31, 2009.

Plan Category	(a)(1) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b)(1) Weighted-average exercise price of outstanding options, warrants and rights	(c)(1)(2) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in (a))
Equity compensation plans approved by security holders	53,249,422	$28.20	27,664,449
Equity compensation plans not approved by security holders	—	—	—
Total	53,249,422	$28.20	27,664,449

(1) The table above does not include 147,830 options outstanding at December 31, 2009, at a weighted-average exercise price of $27.76, which are administered under First Virginia option plans that were assumed by BB&T in its acquisition by merger of First Virginia. No future options will be issued under the First Virginia plans.

(2) All awards remaining available for future issuance will be issued under the terms of the BB&T Corporation 2004 Stock Incentive Plan, as amended by the Corporation's shareholders at the 2009 Annual Meeting of Shareholders.

PERFORMANCE GRAPH

Set forth below is a graph comparing the total returns (assuming reinvestment of dividends) of BB&T Common Stock, the S&P 500 Index, and an Industry Peer Group Index. The graph assumes $100 invested on December 31, 2004 in BB&T Common Stock and in each of the indices. In 2009, the financial holding companies in the Industry Peer Group Index (the "Peer Group") were Capital One Financial Corporation, Comerica Incorporated, Fifth-Third Bancorp, Huntington Bancshares, Incorporated, KeyCorp, M&T Bank Corporation, Marshall & Ilsley Corporation, PNC Financial Services Group, Inc., Regions Financial Corporation, SunTrust Banks, Inc., U.S. Bancorp and Zions Bancorporation. The Peer Group consists of bank holding companies with assets between approximately $51 billion and $281 billion.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG BB&T CORPORATION, THE S&P 500 INDEX,
AND BB&T's PEER GROUP
DOLLARS
200
150
100
50
0
12/04
12/05
12/06
12/07
12/08
12/09
BB&T CORPORATION
S&P 500
BB&T's PEER GROUP

* $ 100 invested on 12/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	Cumulative Total Return					
	12/04	12/05	12/06	12/07	12/08	12/09
BB&T CORPORATION	$100.00	$103.40	$112.63	$ 82.07	$78.53	$ 77.03
S&P 500	100.00	104.91	121.48	128.15	80.88	102.29
BB&T's PEER GROUP	100.00	99.60	114.78	86.72	55.15	52.35

REGULATORY CONSIDERATIONS

The following discussion describes elements of an extensive regulatory framework applicable to bank holding companies, financial holding companies and banks and specific information about BB&T and its subsidiaries. Regulation of banks, bank holding companies and financial holding companies is intended primarily for the protection of depositors and the Deposit Insurance Fund (the "DIF") rather than for the protection of shareholders and creditors. In addition to banking laws, regulations and regulatory agencies, BB&T and its subsidiaries and affiliates are subject to various other laws and regulations and supervision and examination by other regulatory agencies, all of which directly or indirectly affect the operations and management of BB&T and its ability to make distributions to shareholders.

General

As a bank holding company and a financial holding company under federal law, BB&T is subject to regulation under the Bank Holding Company Act of 1956, as amended, (the "BHCA") and the examination and reporting requirements of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Branch Bank and BB&T FSB are collectively referred to herein as the "Banks." Branch Bank, a state-chartered commercial bank, is subject to regulation, supervision and examination by the North Carolina Commissioner of Banks. BB&T FSB, a federally chartered thrift institution, is subject to regulation, supervision and examination by the Office of Thrift Supervision ("OTS"). Each of the Banks also is subject to regulation, supervision and examination by the Federal Deposit Insurance Corporation (the "FDIC").

State and federal law govern the activities in which the Banks engage, the investments they make and the aggregate amount of loans that may be granted to one borrower, although BB&T FSB is entitled to federal preemption of various state laws. Various consumer and compliance laws and regulations also affect the Banks' operations. The Banks also are affected by the actions of the Federal Reserve Board as it attempts to control the monetary supply and credit availability in order to influence the economy.

In addition to federal and state banking laws and regulations, BB&T and certain of its subsidiaries and affiliates, including those that engage in securities underwriting, dealing, brokerage, investment advisory and insurance activities, are subject to other federal and state laws and regulations, and supervision and examination by other state and federal regulatory agencies and other regulatory authorities, including the SEC, the Financial Industry Regulatory Authority (the "FINRA"), the NYSE Euronext, Inc. (the "NYSE"), and various state insurance and securities regulators.

The earnings of BB&T's subsidiaries, and therefore the earnings of BB&T, are affected by general economic conditions, management policies, changes in state and federal laws and regulations and actions of various regulatory authorities, including those referred to above. Proposals to change the laws and regulations to which BB&T and its subsidiaries are subject are frequently introduced at both the federal and state levels. The likelihood and timing of any such changes and the impact such changes may have on BB&T and its subsidiaries are impossible to determine with any certainty. The description herein summarizes the significant state and federal laws to which BB&T and the Banks currently are subject. To the extent statutory or regulatory provisions are described, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions.

Financial Holding Company Regulation

Under current federal law, a bank holding company, such as BB&T, may elect to become a financial holding company, which allows the holding company to offer customers virtually any type of service that is financial in nature or incidental thereto, including banking and activities closely related thereto, securities underwriting, insurance (both underwriting and agency) and merchant banking. In order to become and maintain its status as a financial holding company, a financial holding company and all of its affiliated depository institutions must be well-capitalized, well-managed, and have at least a satisfactory Community Reinvestment Act of 1977 ("CRA") rating. If the Federal Reserve Board determines that a financial holding company is not well-capitalized or well-managed, the company has a period of time to come into compliance, but during the period of noncompliance, the Federal Reserve Board can place any limitations on the financial holding company that it believes to be appropriate. Furthermore, if the Federal Reserve Board determines that a financial holding company has not maintained a satisfactory CRA rating, the company will not be able to commence any new financial activities or acquire a company that engages in such activities, although the company will still be allowed to engage in activities closely related to banking and make investments in the ordinary course of conducting merchant banking activities. BB&T became a financial holding company on June 14, 2000, and currently satisfies the requirements to maintain its status as a financial holding company.

Most of the financial activities that are permissible for financial holding companies also are permissible for a "financial subsidiary" of one or more of the Banks, except for insurance underwriting, insurance company portfolio investments, real estate investments and development, and merchant banking, which must be conducted in a financial holding company. In order for these financial activities to be engaged in by a financial subsidiary of a bank, federal law requires the parent bank (and its sister-bank affiliates) to be well-capitalized and well-managed; the aggregate consolidated assets of all of that bank's financial subsidiaries may not exceed the lesser of 45% of its consolidated total assets or $50 billion; the bank must have at least a satisfactory CRA rating; and, if that bank is one of the 100 largest national banks, it must meet certain financial rating or other comparable requirements.

Current federal law also establishes a system of functional regulation under which the Federal Reserve Board is the umbrella regulator for bank holding companies, but bank holding company affiliates are to be principally regulated by functional regulators such as the FDIC for state nonmember bank affiliates, the OTS for thrifts, the SEC for securities affiliates and state insurance regulators for insurance affiliates. Certain specific activities, including traditional bank trust and fiduciary activities, may be conducted in the bank without the bank being deemed a "broker" or a "dealer" in securities for purposes of functional regulation. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in certain identifiable areas.

Office of Thrift Supervision Regulation

As a federally chartered thrift, BB&T FSB is subject to regulation, supervision and examination by the OTS. In connection with the charter conversion of BB&T FSB, Sheffield Financial, LLC and MidAmerica Gift Certificate Company, which were previously direct operating subsidiaries of BB&T, became divisions or subsidiaries of BB&T FSB. In addition, Liberty Mortgage Corporation, formerly a subsidiary of Branch Bank, was reorganized as a subsidiary of BB&T FSB. These organizational structure changes were made to optimize the operating efficiency of these divisions or subsidiaries and have no impact on BB&T's reportable segments.

Acquisitions

BB&T complies with numerous laws related to its acquisition activity. Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank holding company or bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve Board. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Furthermore, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, subject to any state requirement that the target bank shall have been in existence and operating for a minimum period of time, not to exceed five years; and subject to certain deposit market-share limitations. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law. These regulatory considerations are applicable to privately negotiated acquisition transactions.

In August 2009, Branch Bank acquired certain assets of Colonial, including a substantial majority of its loan portfolio, and assumed certain liabilities of Colonial from the FDIC, as receiver of Colonial. In connection with such FDIC-assisted transactions, acquirers will generally enter into purchase and assumption, loss-sharing and other agreements which may contain additional regulatory covenants or limitations. BB&T presently intends to explore other assisted acquisitions in the future.

Other Safety and Soundness Regulations

The Federal Reserve Board has enforcement powers over bank holding companies and their nonbanking subsidiaries. The Federal Reserve Board has authority to prohibit activities that represent unsafe or unsound practices or constitute violations of law, rule, regulation, administrative order or written agreement with a federal regulator. These powers may be exercised through the issuance of cease and desist orders, civil money penalties or other actions.

There also are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event the depository institution is insolvent or is in danger of becoming insolvent. For example, under requirements of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit financial resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the DIF as a result of the insolvency of commonly controlled insured depository institutions or for any assistance provided by the FDIC to commonly controlled insured depository institutions in danger of failure. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the DIF. The FDIC's claim for reimbursement under the cross-guarantee provisions is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and nonaffiliated holders of subordinated debt of the commonly controlled insured depository institution.

Federal and state banking regulators also have broad enforcement powers over the Banks, including the power to impose fines and other civil and criminal penalties, and to appoint a conservator (with the approval of the Governor in the case of a North Carolina state bank) in order to conserve the assets of any such institution for the benefit of depositors and other creditors. The North Carolina Commissioner of Banks also has the authority to take possession of a North Carolina state bank in certain circumstances, including, among other things, when it appears that such bank has violated its charter or any applicable laws, is conducting its business in an unauthorized or unsafe manner, is in an unsafe or unsound condition to transact its business or has an impairment of its capital stock.

Payment of Dividends

BB&T is a legal entity separate and distinct from its subsidiaries. The majority of BB&T's revenue is from dividends paid to BB&T by Branch Bank. The Banks are subject to laws and regulations that limit the amount of dividends they can pay. In addition, BB&T and the Banks are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums, and to remain "well-capitalized" under the prompt corrective action regulations summarized elsewhere in this section. Federal banking regulators have indicated that banking organizations should generally pay dividends only if (1) the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (2) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. North Carolina law states that, subject to certain capital requirements, the board of directors of a bank chartered under the laws of North Carolina may declare a dividend of as much of that bank's undivided profits as the directors deem expedient. BB&T does not expect that these laws, regulations or policies will materially affect the ability of Branch Bank to pay dividends.

Capital

Each of the federal banking agencies, including the Federal Reserve Board, the FDIC and the OTS, has issued substantially similar risk-based and leverage capital guidelines applicable to banking organizations they supervise, including bank holding companies and banks. Under the risk-based capital requirements, BB&T and the Banks are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of common shareholders' equity excluding the over- or underfunded status of postretirement benefit obligations, unrealized gains or losses on debt securities available for sale, unrealized gains on equity securities available for sale and unrealized gains or losses on cash flow hedges, net of deferred income taxes; plus certain mandatorily redeemable capital securities; less nonqualifying intangible assets net of applicable deferred income taxes and certain nonfinancial equity investments. This is called "Tier 1 capital." The remainder may consist of qualifying subordinated debt, certain hybrid capital instruments, qualifying preferred stock and a limited amount of the allowance for credit losses. This is called "Tier 2 capital." Tier 1 capital and Tier 2 capital combined are referred to as total regulatory capital.

The Federal Reserve Board requires bank holding companies that engage in trading activities to adjust their risk-based capital ratios to take into consideration market risks that may result from movements in market prices of covered trading positions in trading accounts, or from foreign exchange or commodity positions, whether or not in trading accounts, including changes in interest rates, equity prices, foreign exchange rates or commodity prices. Any capital required to be maintained under these provisions may consist of a new "Tier 3 capital" consisting of forms of short-term subordinated debt.

Each of the federal bank regulatory agencies, including the Federal Reserve Board, the FDIC and the OTS, also has established minimum leverage capital requirements for banking organizations. These requirements provide that banking organizations that meet certain criteria, including excellent asset quality, high liquidity, low interest rate exposure and good earnings, and that have received the highest regulatory rating must maintain a ratio of Tier 1 capital to total adjusted average assets of at least 3%. Institutions not meeting these criteria, as well as institutions with supervisory, financial or operational weaknesses, are expected to maintain a minimum Tier 1 capital to total adjusted average assets ratio at least 100 basis points above that stated minimum. Holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The Federal Reserve Board also continues to consider a "tangible Tier 1 capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activity.

In addition, the Federal Reserve Board, the FDIC and the OTS all have adopted risk-based capital standards that explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by each agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy. The agencies also require banks and bank holding companies to adjust their regulatory capital to take into consideration the risk associated with certain recourse obligations, direct credit subsidies, residual interest and other positions in securitized transactions that expose banking organizations to credit risk.

The ratios of Tier 1 capital and total capital to risk-weighted assets, and Tier 1 capital to adjusted average assets of BB&T, Branch Bank and BB&T FSB as of December 31, 2009, are shown in the following table.

Table 7
Capital Adequacy Ratios of BB&T Corporation and Banks
December 31, 2009

	Regulatory Minimums	Regulatory Minimums to be Well-Capitalized	BB&T	Branch Bank	BB&T FSB
Risk-based capital ratios:					
Tier 1 capital	4.0%	6.0%	11.5%	12.1%	14.2%
Total risk-based capital	8.0	10.0	15.8	14.6	15.5
Tier 1 leverage ratio	3.0	5.0	8.5	8.9	13.6

The federal banking agencies, including the Federal Reserve Board, the FDIC and the OTS, are required to take "prompt corrective action" in respect of depository institutions and their bank holding companies that do not meet minimum capital requirements. The law establishes five capital categories for insured depository institutions for this purpose: "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." To be considered "well-capitalized" under these standards, an institution must maintain a total risk-based capital ratio of 10% or greater; a Tier 1 risk-based capital ratio of 6% or greater; a leverage capital ratio of 5% or greater; and must not be subject to any order or written directive to meet and maintain a specific capital level for any capital measure. BB&T, Branch Bank and BB&T FSB are all classified as "well-capitalized." Federal law also requires the bank regulatory agencies to implement systems for "prompt corrective action" for institutions that fail to meet minimum capital requirements within the five capital categories, with progressively more severe restrictions on operations, management and capital distributions according to the category in which an institution is placed. Failure to meet capital requirements also may cause an institution to be directed to raise additional capital. Federal law also mandates that the agencies adopt safety and soundness standards relating generally to operations and management, asset quality and executive compensation, and authorizes administrative action against an institution that fails to meet such standards.

In addition to the "prompt corrective action" directives, failure to meet capital guidelines may subject a banking organization to a variety of other enforcement remedies, including additional substantial restrictions on its operations and activities, termination of deposit insurance by the FDIC and, under certain conditions, the appointment of a conservator or receiver.

Deposit Insurance Assessments

The deposits of the Banks are insured by the DIF of the FDIC up to the limits set forth under applicable law and are subject to the deposit insurance premium assessments of the DIF. The FDIC imposes a risk-based deposit premium assessment system, which was amended pursuant to the Federal Deposit Insurance Reform Act of 2005 (the "Reform Act"). Under this system, as amended, the assessment rates for an insured depository institution vary according to the level of risk incurred in its activities. To arrive at an assessment rate for a banking institution, the FDIC places it in one of four risk categories determined by reference to its capital levels and supervisory ratings. In addition, in the case of those institutions in the lowest risk category, the FDIC further determines its assessment rate based on certain specified financial ratios or, if applicable, its long-term debt ratings. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits. On November 12, 2009, the FDIC adopted a rule requiring banks to prepay three years' worth of premiums to replenish the depleted insurance fund. The FDIC has published guidelines under the Reform Act on the adjustment of assessment rates for certain institutions. Under the current system, premiums are assessed quarterly. In addition, insured deposits have been required to pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation ("FICO") to fund the closing and disposal of failed thrift institutions by the Resolution Trust Corporation.

Consumer Protection Laws

In connection with their lending and leasing activities, each of the Banks is subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy and population. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, and their respective state law counterparts. BB&T FSB is entitled to federal preemption under the Home Owners Loan Act and OTS regulations of certain state laws.

Federal law currently contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

The CRA requires the Banks' primary federal bank regulatory agency, the FDIC for Branch Bank and the OTS for BB&T FSB, to assess the bank's record in meeting the credit needs of the communities served by each Bank, including low- and moderate-income neighborhoods and persons. Institutions are assigned one of four ratings: "Outstanding," "Satisfactory," "Needs to Improve" or "Substantial Noncompliance." This assessment is reviewed for any bank that applies to merge or consolidate with or acquire the assets or assume the liabilities of an insured depository institution, or to open or relocate a branch office. The CRA record of each subsidiary bank of a financial holding company, such as BB&T, also is assessed by the Federal Reserve Board in connection with any acquisition or merger application.

USA Patriot Act

The USA Patriot Act of 2001 (the "Patriot Act") contains anti-money laundering measures affecting insured depository institutions, broker-dealers and certain other financial institutions. The Patriot Act includes the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the "IMLAFA"). The IMLAFA requires such financial institutions to implement policies and procedures to combat money laundering and the financing of terrorism and grants the Secretary of the Treasury Department (the "Secretary") broad authority to establish regulations and to impose requirements and restrictions on financial institutions' operations. In addition, the Patriot Act requires the federal bank regulatory agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing bank mergers and bank holding company acquisitions. The Treasury Department has issued a number of regulations implementing the Patriot Act, which impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. The obligations of financial institutions under the Patriot Act have increased, and may continue to increase. The increase in obligations of financial institutions has resulted in increased costs for BB&T, which may continue to rise, and also may subject BB&T to additional liability.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") comprehensively revised the laws affecting corporate governance, accounting obligations and corporate reporting for companies, such as BB&T, with equity or debt securities registered under the Securities Exchange Act of 1934, as amended. In particular, the Sarbanes-Oxley Act established: (1) new requirements for audit committees, including independence, expertise, and responsibilities; (2) new certification responsibilities for the Chief Executive Officer and the Chief Financial Officer with respect to the Company's financial statements; (3) new standards for auditors and regulation of audits; (4) increased disclosure and reporting obligations for reporting companies and their directors and executive officers; and (5) new and increased civil and criminal penalties for violation of the federal securities laws.

Future Laws, Regulations and Governmental Programs

Various laws, regulations and governmental programs affecting financial institutions and the financial industry are from time to time introduced in Congress or otherwise promulgated by regulatory agencies. Such measures may change the operating environment of BB&T and its subsidiaries in substantial and unpredictable ways. The nature and extent of future legislative, regulatory or other changes affecting financial institutions is very unpredictable at this time.

Other Regulatory Matters

BB&T and its subsidiaries and affiliates are subject to numerous examinations by federal and state banking regulators, as well as the SEC, the FINRA, the NYSE and various state insurance and securities regulators. BB&T and its subsidiaries have from time to time received requests for information from regulatory authorities in various states, including state insurance commissions and state attorneys general, securities regulators and other regulatory authorities, concerning their business practices. Such requests are considered incidental to the normal conduct of business.

Corporate Governance

Information with respect to BB&T's Board of Directors, Executive Officers and corporate governance policies and principles is presented on BB&T's web site, www.BBT.com, and includes:

- BB&T's Corporate Governance Guidelines
- BB&T's Corporate Board of Directors
- Committees of the Corporate Board of Directors and Committee Charters

- BB&T's Codes of Ethics for Directors, Senior Financial Officers and Employees
- Chief Executive Officer and Chief Financial Officer Certifications
- BB&T's Executive Officers
- BB&T's Policy and Procedures for Accounting and Legal Complaints

BB&T intends to disclose any substantive amendments or waivers to the Codes of Ethics for Directors or Senior Financial Officers on BB&T's web site at www.BBT.com/Investor.

NYSE Certification

The annual certification of BB&T's Chief Executive Officer required to be furnished to the NYSE pursuant to Section 303A.12(a) of the NYSE Listed Company Manual was previously filed with the NYSE on May 19, 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion and analysis of the consolidated financial condition and consolidated results of operations of BB&T Corporation and its subsidiaries for each of the three years in the period ended December 31, 2009, and related financial information, are presented in conjunction with the consolidated financial statements and related notes to assist in the evaluation of BB&T's 2009 performance.

Reclassifications

In certain circumstances, reclassifications have been made to prior period information to conform to the 2009 presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

Mergers and Acquisitions Completed During 2009

On August 14, 2009, BB&T acquired certain assets and assumed all of the deposits and certain other liabilities of Colonial, headquartered in Montgomery, Ala., from the FDIC. Colonial operated 357 banking offices in Alabama, Florida, Georgia, Texas and Nevada with approximately $19 billion in deposits at the date of acquisition. In addition to the acquisition noted above, BB&T acquired one insurance agency and three nonbank financial services companies during 2009. All of the nonbank acquisitions during 2009 were immaterial in relation to the consolidated results of BB&T. See Note 2 "Business Combinations" in the "Notes to Consolidated Financial Statements" for further information regarding mergers and acquisitions.

Critical Accounting Policies

The accounting and reporting policies of BB&T Corporation and its subsidiaries are in accordance with accounting principles generally accepted in the United States of America and conform to the accounting and reporting guidelines prescribed by bank regulatory authorities. BB&T's financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues and expenses. Different assumptions in the application of these policies could result in material changes in BB&T's consolidated financial position and/or consolidated results of operations and related disclosures. The more critical accounting and reporting policies include BB&T's accounting for the allowance for loan and lease losses and reserve for unfunded lending commitments, determining fair value of financial instruments, intangible assets and other purchase accounting related adjustments associated with mergers and acquisitions, costs and benefit obligations associated with BB&T's pension and postretirement benefit plans, and income taxes. Understanding BB&T's accounting policies is fundamental to understanding BB&T's consolidated financial position and consolidated results of operations. Accordingly, BB&T's significant accounting policies and changes in accounting principles and effects of new accounting pronouncements are discussed in detail in Note 1 in the "Notes to Consolidated Financial Statements."

The following is a summary of BB&T's critical accounting policies that are highly dependent on estimates, assumptions and judgments. These critical accounting policies are reviewed with the Audit Committee of BB&T's Board of Directors on a periodic basis.

Allowance for Loan and Lease Losses and Reserve for Unfunded Lending Commitments

It is the policy of BB&T to maintain an allowance for loan and lease losses and a reserve for unfunded lending commitments that represent management's best estimate of probable credit losses that are inherent in the portfolio at the balance sheet date. Estimates for loan and lease losses are determined by analyzing historical loan and lease losses, historical loan and lease migration to charge-off experience, current trends in delinquencies and charge-offs, expected cash flows on purchased loans, current assessment of problem loan and lease administration, the results of regulatory examinations, and changes in the size, composition and risk assessment of the loan and lease portfolio. Also included in management's estimates for loan and lease losses are considerations with respect to the impact of current economic events, the outcomes of which are uncertain. These events may include, but are not limited to, fluctuations in overall interest rates, political conditions, legislation that may directly or indirectly affect the banking industry and economic conditions affecting specific geographical areas and industries in which BB&T conducts business. The methodology used to determine an estimate for the reserve for unfunded lending commitments is inherently similar to the methodology used in calculating the allowance for loans and leases adjusted for factors specific to binding commitments, including the probability of funding and exposure at the time of funding. A detailed discussion of the methodology used in determining the allowance for loan and lease losses and the reserve for unfunded lending commitments is included in the "Overview and Description of Business—Allowance for Loan and Lease Losses and Reserve for Unfunded Lending Commitments."

Fair Value of Financial Instruments

A significant portion of BB&T's assets and certain liabilities are financial instruments carried at fair value. This includes securities available for sale, trading securities, derivatives, certain loans held for sale, residential mortgage servicing rights, certain short-term borrowings and venture capital investments. At December 31, 2009, the percentage of total assets and total liabilities measured at fair value was 23.6% and less than 1%, respectively. The vast majority of assets and liabilities carried at fair value are based on either quoted market prices or market prices for similar instruments. At December 31, 2009, 5.4% of assets measured at fair value were based on significant unobservable inputs. This is approximately 1% of BB&T's total assets. See Note 18 "Fair Value Disclosures" in the "Notes to Consolidated Financial Statements" herein for additional disclosures regarding the fair value of financial instruments.

Securities

The fair values for available-for-sale and trading securities are generally based upon quoted market prices or observable market prices for similar instruments. These values take into account recent market activity as well as other market observable data such as interest rate, spread and prepayment information. When market observable data is not available, which generally occurs due to the lack of liquidity for certain securities, the valuation of the security is subjective and may involve substantial judgment. As of December 31, 2009, BB&T had approximately $1.0 billion of available-for-sale and trading securities, which is less than 1% of total assets, valued using unobservable inputs. This total includes $668 million of non-agency mortgage backed securities that are covered by a loss sharing agreement with the FDIC and $219 million of auction-rate securities. BB&T conducts periodic reviews to identify and evaluate each available-for-sale security that has an unrealized loss for other-than-temporary impairment. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. The primary factors BB&T considers in determining whether an impairment is other-than-temporary are the financial condition and near–term prospects of the issuer, including any specific events which may influence the operations of the issuer and BB&T's intent to sell and whether it is more likely than not that the Company will be required to sell these debt securities before the anticipated recovery of the amortized cost basis.

Mortgage Servicing Rights

BB&T has a significant mortgage loan servicing portfolio and related mortgage servicing rights ("MSRs"). BB&T has two classes of MSRs for which it separately manages the economic risk: residential and commercial. Residential MSRs are carried at fair value with changes in fair value recorded as a component of mortgage banking income each period. BB&T uses various derivative instruments to mitigate the income statement effect of changes in fair value, due to changes in valuation inputs and assumptions, of its residential MSRs. MSRs do not trade in an active, open market with readily observable prices. While sales of MSRs do occur, the precise terms and conditions typically are not readily available. Accordingly, BB&T estimates the fair value of residential MSRs using an option adjusted spread ("OAS") valuation model to project MSR cash flows over multiple interest rate scenarios, which are then discounted at risk-adjusted rates. The OAS model considers portfolio characteristics, contractually specified servicing fees, prepayment assumptions, delinquency rates, late charges, other ancillary revenue, costs to service and other economic factors. BB&T reassesses and periodically adjusts the underlying inputs and assumptions in the OAS model to reflect market conditions and assumptions that a market participant would consider in valuing the MSR asset. When available, fair value estimates and assumptions are compared to observable market data and to recent market activity and actual portfolio experience. Due to the nature of the valuation inputs, MSRs are classified within Level 3 of the valuation hierarchy. The value of MSRs is significantly affected by mortgage interest rates available in the marketplace, which influence mortgage loan prepayment speeds. In general, during periods of declining interest rates, the value of MSRs declines due to increasing prepayments attributable to increased mortgage-refinance activity. Conversely, during periods of rising interest rates, the value of MSRs generally increases due to reduced refinance activity. Commercial MSRs are carried at lower of cost or market and amortized over the estimated period that servicing income is expected to be received based on projections of the amount and timing of estimated future cash flows. The amount and timing of servicing asset amortization is updated based on actual results and updated projections. Please refer to Note 8 "Loan Servicing" in the "Notes to Consolidated Financial Statements" for quantitative disclosures reflecting the effect that changes in management's assumptions would have on the fair value of MSRs.

Loans Held for Sale

BB&T originates certain mortgage loans to be sold to investors. The majority of these loans are carried at fair value upon the election of the Fair Value Option. For these loans, the fair value is primarily based on quoted market prices for securities backed by similar types of loans. Changes in the fair value are recorded as a component of mortgage banking income while mortgage loan origination costs for loans held for sale for which the Corporation elected the Fair Value Option are recognized in noninterest expense when incurred. The changes in fair value of these assets are largely driven by changes in interest rates subsequent to loan funding and changes in the fair value of servicing associated with the mortgage loan held for sale. BB&T uses various derivative instruments to mitigate the income statement effect of changes in fair value of the underlying loans.

Derivatives

BB&T uses derivatives to manage various financial risks. The fair values of derivative financial instruments are determined based on quoted market prices, dealer quotes and internal pricing models that are primarily sensitive to market observable data. BB&T mitigates the credit risk by subjecting counterparties to credit reviews and approvals similar to those used in making loans and other extensions of credit. In addition, certain counterparties are required to provide collateral to BB&T when their unsecured loss positions exceed certain negotiated limits. The fair value of interest rate lock commitments, which are related to mortgage loan commitments, is based on quoted market prices adjusted for commitments that BB&T does not expect to fund and includes the value attributable to the net servicing fee.

Venture Capital Investments

BB&T has venture capital investments that are carried at fair value. Changes in the fair value of these investments are recorded in other noninterest income each period. In many cases there are no observable market values for these investments and therefore management must estimate the fair value based on a comparison of the operating performance of the company to multiples in the marketplace for similar entities. This analysis requires significant judgment and actual values in a sale could differ materially from those estimated. As of December 31, 2009, BB&T had $281 million of venture capital investments, which is less than 1% of total assets.

Intangible Assets

BB&T's mergers and acquisitions are accounted for using the acquisition method of accounting. Under the acquisition method, BB&T is required to record the assets acquired, including identified intangible assets, and liabilities assumed at their fair value, which often involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques, all of which are inherently subjective. The amortization of identified intangible assets is based upon the estimated economic benefits to be received, which is also subjective. Acquisitions typically result in goodwill, which is subject to ongoing periodic impairment tests based on the fair value of net assets acquired compared to their carrying value. Please refer to Note 1 "Summary of Significant Accounting Policies" in the "Notes to Consolidated Financial Statements" for a description of BB&T's impairment testing process. The major assumptions used in the impairment testing process include the estimated future cash flows of each business unit and discount rates. Discount rates are unique to each business unit and are based upon the cost of capital specific to the industry in which the business unit operates. Management evaluated the sensitivity of the significant assumptions in its impairment analysis including consideration of a 10% change in estimated future cash flows or the discount rate for each reporting unit. After giving appropriate consideration to all available information, management determined that no impairment of goodwill would have been incurred. However, as a result of the challenging economic environment, the excess of the fair value over the carrying value of several reporting units has narrowed. A continuing period of depressed market conditions, or further market deterioration, may result in impairment of goodwill in the future.

Pension and Postretirement Benefit Obligations

BB&T offers various pension plans and postretirement benefit plans to employees. The calculation of the obligations and related expenses under these plans requires the use of actuarial valuation methods and assumptions. Actuarial assumptions used in the determination of future values of plan assets and liabilities are subject to management judgment and may differ significantly if different assumptions are used. The discount rate assumption used to measure the postretirement benefit obligations is set by reference to published high-quality bond indices, as well as certain hypothetical spot-rate yield curves. These yield curves were constructed from the underlying bond price and yield data collected as of the plan's measurement date and are represented by a series of annualized, individual discount rates with durations ranging from six months to thirty years. Each discount rate in the curve was derived from an equal weighting of the double A or higher bond universe, apportioned into distinct maturity groups. For durations where no bond maturities were available, the discount rates for these maturities were extrapolated based on historical relationships from observable data in similar markets. These indices and hypothetical curves give only an indication of the appropriate discount rate because the cash flows of the bonds comprising the indices and curves do not match the projected benefit payment stream of the plan precisely. For this reason, we also consider the individual characteristics of the plan, such as projected cash flow patterns and payment durations, when setting the discount rate. Management evaluated the sensitivity changes in the expected return on plan assets and the discount rate would have on pension expense for 2010. A decrease of 25 basis points in the discount rate would result in an additional pension expense of approximately $9 million for 2010. Based on the balance of plan assets on December 31, 2009, a decrease of one percent in the expected return on plan assets would result in an increase of approximately $22 million in pension expense for 2010. Please refer to Note 14 "Benefit Plans" in the "Notes to Consolidated Financial Statements" for disclosures related to BB&T's benefit plans.

Income Taxes

The calculation of BB&T's income tax provision is complex and requires the use of estimates and judgments. As part of the Company's analysis and implementation of business strategies, consideration is given to the tax laws and regulations that apply to the specific facts and circumstances for any tax position under evaluation. For tax positions that are uncertain in nature, management determines whether the tax position is more likely than not to be sustained upon examination. For tax positions that meet this threshold, management then estimates the amount of the tax benefit to recognize in the financial statements. Management closely monitors tax developments in order to evaluate the effect they may have on the Company's overall tax position and the estimates and judgments used in determining the income tax provision and records adjustments as necessary.

Analysis of Financial Condition

A summary of the more significant fluctuations in balance sheet accounts is presented below.

For the year ended December 31, 2009, BB&T's average assets totaled $155.2 billion, an increase of $18.3 billion, or 13.4%, compared to the 2008 average of $136.9 billion, primarily reflecting growth in average loans and leases and investment securities. Average loans and leases for 2009 were up $7.0 billion, or 7.3%, from 2008 and average investment securities increased $7.8 billion, or 31.8%, compared to 2008. The growth in average loans and leases was led by growth in average commercial loans and leases, which increased $2.5 billion, or 5.3%, and growth in average loans originated by BB&T's specialized lending subsidiaries, which increased $1.6 billion, or 29.6%. BB&T also added $3.1 billion in average covered loans in the Colonial acquisition. Total earning assets averaged $135.7 billion in 2009, an increase of $14.8 billion, or 12.3%, compared to 2008. These averages and growth rates include the effects of acquisitions.

BB&T's average deposits totaled $102.4 billion, reflecting growth of $13.6 billion, or 15.3%, compared to 2008. The growth in average deposits includes growth of 17.7% from client sources and a decline of 4.6% in wholesale deposit products. The favorable change was due to the additional deposits assumed in the Colonial acquisition, which contributed approximately $6.5 billion of the growth in average client deposits, as well as strong internal growth.

Short-term borrowings include Federal funds purchased, securities sold under repurchase agreements, master notes, short-term bank notes, treasury tax and loan deposit notes payable and other short-term borrowings. Average short-term borrowings totaled $12.5 billion for the year ended December 31, 2009, an increase of $1.9 billion, or 18.1%, from 2008. BB&T also has used long-term debt for a significant portion of its funding needs. Long-term debt includes Federal Home Loan Bank ("FHLB") advances, other secured borrowings by Branch Bank, capital securities issued by unconsolidated trusts and senior and subordinated debt issued by the Corporation and Branch Bank. Average long-term debt totaled $19.1 billion for the year ended December 31, 2009, a decrease of $754 million, or 3.8%, compared to 2008.

The compound annual rate of growth in average total assets for the five-year period ended December 31, 2009, was 10.0%. Over the same five-year period, average loans and leases increased at a compound annual rate of 9.1%, average securities increased at a compound annual rate of 12.1%, and average deposits grew at a compound annual rate of 9.6%. These balance sheet growth rates include the effect of acquisitions, as well as internal growth.

For more detailed discussions concerning the causes of these fluctuations, please refer to the sections that follow.

Securities

The securities portfolio provides earnings and liquidity, and is managed as part of the overall asset and liability management process to optimize net interest income and reduce exposure to interest rate risk. Management has historically emphasized investments with duration of five years or less to provide flexibility in managing the balance sheet in changing interest rate environments. Total securities increased 4.0% from year-end 2008 to year-end 2009, to a total of $34.5 billion at December 31, 2009.

As of December 31, 2009, the total securities portfolio included $636 million in trading securities and $33.9 billion of available-for-sale securities. The available-for-sale portfolio comprised 98.2% of total securities at December 31, 2009. Management believes that the high concentration of securities in the available-for-sale portfolio allows flexibility in the management of the overall investment portfolio, consistent with the objectives of optimizing profitability, mitigating interest rate risk, supporting capital and providing liquidity.

The following table provides information regarding the composition of BB&T's securities portfolio for the years presented:

Table 8
Composition of Securities Portfolio

	December 31,		
	2009	2008	2007
	(Dollars in millions)		
Trading securities:	**$ 636**	$ 376	$ 1,009
Securities available for sale:			
U.S. government-sponsored entities (GSE)	**2,035**	1,333	9,807
Mortgage-backed securities issued by GSE	**26,670**	27,430	8,221
States and political subdivisions	**2,107**	2,077	1,392
Non-agency mortgage-backed securities	**1,022**	1,098	1,720
Equity and other securities	**874**	905	1,279
Covered securities	**1,201**	—	—
Total securities available for sale	**33,909**	32,843	22,419
Total securities	**$34,545**	$33,219	$23,428

Total securities available for sale increased $10.4 billion in 2008 compared to 2007, primarily as a result of deploying the additional capital invested by the U.S Treasury in the fourth quarter of 2008 as part of the Capital Purchase Program. While BB&T repaid the capital invested by the U.S. Treasury in the second quarter of 2009, the Company issued other forms of capital and has retained a higher level of securities. Currently, as a result of the low interest-rate environment, management is not reinvesting all cash flows from the securities portfolio and expects the size of the portfolio as a percentage of total assets to decline in the future.

Mortgage-backed securities issued by government-sponsored entities comprised 78.7% of the total available-for-sale securities portfolio at year-end 2009. The duration of the mortgage-backed securities was 3.37 years at December 31, 2009 compared to 1.60 years at December 31, 2008. As of December 31, 2009, the available-for-sale securities portfolio also includes $1.2 billion of securities that were acquired from the FDIC as part of the Colonial transaction. These securities are covered by FDIC loss sharing agreements and include $896 million of non-agency mortgage-backed securities and $305 million of municipal securities. The duration of the entire available-for-sale portfolio at December 31, 2009 was 4.40 years compared to 2.77 years at December 31, 2008. The duration of the securities portfolio excludes equity securities, auction rate securities, and re-remic non-agency mortgage-backed securities that were acquired in the Colonial acquisition.

BB&T sold a total of $17.1 billion in available-for-sale securities during 2009, including $2.4 billion of securities acquired in the Colonial acquisition, which produced net securities gains of $240 million, none of which related to the sales from the Colonial acquisition. In addition, BB&T recognized in net income $41 million in charges for other-than-temporary impairment related to certain debt and equity securities. During the first quarter of 2009, BB&T took advantage of an opportunity to shorten the duration of its securities portfolio and realize gains in certain mortgage-backed securities issued by U.S. government-sponsored entities. While these mortgage-backed securities had higher yields, they had a longer duration and government efforts to drive down mortgage rates increased the risk of early prepayment. The majority of the proceeds from these sales were reinvested in similar securities with shorter durations early in the second quarter of 2009. During 2008, BB&T sold approximately $21.0 billion of available-for-sale securities and realized net gains totaling $211 million. In addition, BB&T recorded $104 million of other-than-temporary impairments related to certain debt and equity securities. No other-than-temporary impairments were recorded during 2007.

The fair value of the available-for-sale portfolio at year-end 2009 was $363 million lower than the amortized cost of these securities. At December 31, 2009, BB&T's available-for-sale portfolio had net unrealized losses, net of deferred income taxes, of $225 million, which are reported as a component of shareholders' equity. At December 31, 2008, the available-for-sale portfolio had net unrealized losses of $517 million, or $324 million, net of deferred income taxes. The increase in the fair value of the securities available-for-sale portfolio during 2009 was largely a result of recoveries in the value of non-agency mortgage-backed securities and municipal securities, as investor concerns about real estate related assets and the overall state of the economy abated to some degree. Increases in the values of these portfolios were partially offset by declines in the value of government-sponsored entity securities and mortgage-backed securities issued by government-sponsored entities due to movements in interest rates and the realization of $240 million of net gains on sales of securities.

On December 31, 2009, BB&T held certain investment securities having continuous unrealized losses for more than 12 months. As of December 31, 2009, the unrealized losses on these securities totaled $311 million. All of these losses were in non-agency mortgage-backed and municipal securities. At December 31, 2009, all of the available-for-sale debt securities in an unrealized loss position, excluding those covered by FDIC loss sharing agreements, were investment grade with the exception of (a) one auction rate security with a book value of $2 million; (b) two municipal bonds with a book value of $8 million; (c) eleven non-agency mortgage-backed securities with a book value of $859 million and (d) one non-agency commercial mortgage-backed security with a book value of $25 million. All of the non-investment grade securities referenced above were initially investment grade and have been downgraded since purchase. BB&T evaluated all of its debt securities for credit impairment. Based on its evaluation at December 31, 2009, BB&T determined that certain of the non-investment grade non-agency mortgage-backed securities had credit losses evident and recognized other-than-temporary impairments related to these securities. Approximately $1 million of the decline in fair value related to credit losses and was recognized in net income. BB&T's evaluation of the other debt securities with continuous unrealized losses indicated that there were no credit losses evident. Furthermore, BB&T does not intend to sell and determined that it is more likely than not that the Company will not be required to sell these debt securities before the anticipated recovery of the amortized cost basis. See the "Summary Analysis Supporting Conclusions" section included in Note 3 "Securities" in the "Notes to Consolidated Financial Statements" herein for additional disclosures related to BB&T's evaluation of securities for other-than-temporary impairment.

The following table presents BB&T's securities portfolio at December 31, 2009, segregated by major category with ranges of maturities and average yields disclosed.

Table 9
Securities

	December 31, 2009	
	Fair Value	Weighted Average Yield (1)
	(Dollars in millions)	
U.S. government-sponsored entities (GSE):		
Within one year	$ 51	3.38%
One to five years	138	3.74
Five to ten years	1,844	3.43
After ten years	2	4.02
Total	2,035	3.45
Mortgage-backed securities issued by GSE (2):		
Within one year	72	3.51
One to five years	6	5.53
Five to ten years	1,614	4.28
After ten years	24,978	3.83
Total	26,670	3.85
Obligations of states and political subdivisions (3):		
Within one year	33	6.94
One to five years	22	7.15
Five to ten years	60	7.04
After ten years	1,976	6.29
Total	2,091	6.33
Non-agency mortgage-backed securities (2):		
Five to ten years	34	4.80
After ten years	988	5.77
Total	1,022	5.75
Other securities:		
Within one year	1	3.13
One to five years	2	5.22
After ten years	7	2.55
Total	10	3.12
Covered securities (2):		
Five to ten years	109	5.32
After ten years	1,092	12.90
Total	1,201	12.19
Trading securities and securities with no stated maturity (4)	1,516	1.02
Total securities (5)	$34,545	4.21

(1) Yields on tax-exempt securities are calculated on a taxable-equivalent basis using the statutory federal income tax rate of 35%. Yields for available-for-sale securities are calculated based on the amortized cost of the securities.

(2) For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been included in maturity groupings based on the contractual maturity. The expected life of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay the underlying mortgage loans with or without call or prepayment penalties.

(3) Excludes the effect of pay-fixed swaps hedging municipal securities.
(4) Trading securities and securities with no stated maturity include equity investments that totaled $864 million, certain municipal investments that totaled $16 million and trading securities that totaled $636 million.
(5) Includes securities available-for-sale and trading securities of $33.9 billion and $636 million, respectively.

The fully taxable equivalent ("FTE") yield on the total securities portfolio was 4.30% for the year ended December 31, 2009 compared to 5.05% for the prior year. The yield on mortgage-backed securities issued by government-sponsored entities decreased from 4.94% to 4.14%, the FTE yield on state and municipal securities decreased from 6.33% last year to 5.67% in the current year and the yield on U.S. government-sponsored entity securities decreased from 4.86% in 2008 to 3.86% in 2009. The decrease in the annualized FTE yield on the average securities portfolio was primarily the result of reinvesting the sales from the first quarter of 2009 into shorter duration securities. Partially offsetting these declines, the FTE yield benefited from the addition of the securities acquired in the Colonial transaction.

Loans and Leases

BB&T emphasizes commercial lending to small and medium-sized businesses, consumer lending, mortgage lending and specialized lending with an overall goal of maximizing the profitability of the loan portfolio while maintaining strong asset quality. The various categories of loan products offered by BB&T are discussed under "Lending Activities" in the "Overview and Description of Business" section herein. BB&T is a full-service lender with approximately one-half of its loan portfolio to businesses and one-half to individual consumers. BB&T's loan portfolio, excluding loans held for sale, increased $6.4 billion, or 6.6%, compared to year-end 2008. This increase includes $8.0 billion in covered loans acquired as part of the Colonial transaction. All covered loans are covered by one of the FDIC loss share agreements as further discussed in Note 2 to the consolidated financial statements. Average total loans and leases for 2009 increased $7.0 billion, or 7.3%, compared to 2008. The growth in the average loan portfolio included $3.2 billion of average loans as a result of the Colonial acquisition during 2009.

The following table presents BB&T's average loans for the years ended December 31, 2009 and 2008, segregated by major category:

Table 10
Composition of Average Loans and Leases

	For The Year Ended December 31,			
	2009		2008	
	Balance	% of total	Balance	% of total
	(Dollars in millions)			
Commercial loans and leases	**$ 50,074**	**48.9%**	$47,557	50.0%
Direct retail loans	**14,730**	**14.4**	15,580	16.4
Sales finance loans	**6,392**	**6.3**	6,216	6.5
Revolving credit loans	**1,855**	**1.8**	1,664	1.7
Mortgage loans	**15,927**	**15.6**	17,327	18.2
Specialized lending loans	**7,141**	**7.0**	5,509	5.8
Other acquired loans	**52**	**0.1**	—	—
Total average loans and leases held for investment (excluding covered loans)	**96,171**	**94.1**	93,853	98.6
Covered loans	**3,144**	**3.1**	—	—
Total average loans and leases held for investment	**99,315**	**97.2**	93,853	98.6
Loans held for sale	**2,831**	**2.8**	1,342	1.4
Total average loans and leases	**$102,146**	**100.0%**	$95,195	100.0%

Average commercial loans and leases increased $2.5 billion, or 5.3%, in 2009 as compared to 2008. Overall, the commercial loan and lease portfolio showed moderate growth during 2009. The mix of the commercial loan portfolio has shifted somewhat, as commercial real estate lending has slowed due to a slower real estate market.

In addition, management has intentionally lowered its exposure to real estate lending over the past several years, which has resulted in lower balances of commercial real estate loans. This has been offset by an increased focus on commercial and industrial loans. BB&T experienced stronger trends in commercial and industrial lending in 2009 primarily in lending relationships with healthcare and governmental entities, due to BB&T's strong capital position, credit ratings and willingness to extend credit.

Average direct retail loans declined 5.5% in 2009 due to continuing difficulties in the residential real estate market, which decreased demand for home equity loan products. Average sales finance loans and average revolving credit reflected growth rates of 2.8% and 11.5% during 2009, respectively. BB&T concentrates its efforts on the highest quality borrowers in both of these product markets.

Average mortgage loans held for investment decreased $1.4 billion, or 8.1%, compared to 2008. Management views mortgage loans as an integral part of BB&T's relationship-based credit culture. BB&T is a large originator of residential mortgage loans, with 2009 originations of $28.2 billion. The vast majority of mortgage loans originated during 2009 were conforming mortgage loans that were either sold in the secondary market or held in the loans held for sale portfolio at year-end, which is the primary reason for the decline in mortgage loans held for investment. Average loans held for sale, which primarily consists of government-conforming mortgage loans, increased $1.5 billion, or 111.0% compared to 2008 as refinance activity significantly increased due to the historically low loan rates for mortgages.

Average loans held by BB&T's specialized lending subsidiaries increased $1.6 billion, or 29.6%, compared to 2008. The growth in the specialized lending portfolio was primarily in insurance premium finance lending, equipment finance leases and automobile loans. This increase includes the acquisition of assets of an insurance premium finance business on February 2, 2009, which added approximately $715 million in loans.

The average annualized FTE yield for 2009 for the total loan portfolio was 5.49% compared to 6.35% for the prior year. The 86 basis point decline in the FTE yield on the loan portfolio was primarily the result of the repricing of loans in response to the decreases in the prime lending rate and other indices, as well as a higher level of nonperforming loans in 2009 as compared to 2008. These declines were partially offset by wider loan spreads on new originations and the Colonial acquisition. The average prime rate in effect during 2009 and 2008 was 3.25% and 5.09%, respectively.

Asset Quality and Credit Risk Management

BB&T has established the following general practices to manage credit risk:

- limiting the amount of credit that individual lenders may extend to a borrower;
- establishing a process for credit approval accountability;
- careful initial underwriting and analysis of borrower, transaction, market and collateral risks;
- ongoing servicing of individual loans and lending relationships;
- continuous monitoring of the portfolio, market dynamics and the economy; and
- periodically reevaluating the bank's strategy and overall exposure as economic, market and other relevant conditions change.

BB&T's lending strategy, which focuses on relationship-based lending within our markets and smaller individual loan balances, continues to produce credit quality that is better than its peer group of financial institutions. As measured by relative levels of nonperforming assets and net charge-offs, BB&T's asset quality has remained significantly better than published industry averages.

BB&T's asset quality continued to deteriorate in 2009 as a result of challenges in the residential real estate markets and the economic recession. The largest concentration of credit issues continues to be in Georgia, Florida and metro Washington, D.C., which includes the surrounding suburbs. In addition, BB&T has experienced some deterioration in the coastal areas of the Carolinas.

The following table summarizes asset quality information for the past five years.

Table 11
Asset Quality

	December 31,				
	2009	2008	2007	2006	2005
	(Dollars in millions)				
Nonaccrual loans and leases	**$2,718**	$1,413	$ 502	$ 260	$229
Foreclosed property	**1,509**	617	194	89	71
Nonperforming assets (excluding covered assets) (1)(2)	**$4,227**	$2,030	$ 696	$ 349	$300
Loans 90 days or more past due and still accruing (excluding covered loans) (3)(4)	**$ 319**	$ 431	$ 223	$ 102	$103
Loans 30-89 days past due (excluding covered loans) (3)(5)	**$1,686**	$2,047	$1,354	$ 952	$695
Asset Quality Ratios (including covered loans and foreclosed property)					
Loans 30-89 days past due and still accruing as a percentage of total loans and leases (3)	**1.96%**	2.07%	1.48%	1.14%	.93%
Loans 90 days or more past due and still accruing as a percentage of total loans and leases (3)	**1.61**	.44	.24	.12	.14
Nonperforming loans and leases as a percentage of total loans and leases	**2.56**	1.43	.55	.31	.31
Total nonperforming assets as a percentage of:					
Total assets	**2.65**	1.34	.52	.29	.27
Loans and leases plus foreclosed property	**4.07**	2.04	.76	.42	.40
Net charge-offs as a percentage of average loans and leases	**1.74**	.89	.38	.27	.30
Allowance for loan and lease losses as a percentage of loans and leases held for investment	**2.51**	1.62	1.10	1.07	1.11
Ratio of allowance for loan and lease losses to:					
Net charge-offs	**1.47x**	1.85x	2.97x	4.12x	3.84x
Nonperforming loans and leases	**.96**	1.11	2.00	3.41	3.60
Asset Quality Ratios (excluding covered loans and foreclosed property)					
Loans 30-89 days past due and still accruing as a percentage of total loans and leases (3)	**1.72%**	2.07%	1.48%	1.14%	.93%
Loans 90 days or more past due and still accruing as a percentage of total loans and leases (3)	**.32**	.44	.24	.12	.14
Nonperforming loans and leases as a percentage of total loans and leases	**2.77**	1.43	.55	.31	.31
Total nonperforming assets as a percentage of:					
Total assets	**2.68**	1.34	.52	.29	.27
Loans and leases plus foreclosed property	**4.24**	2.04	.76	.42	.40
Net charge-offs as a percentage of average loans and leases	**1.79**	.89	.38	.27	.30
Allowance for loan and lease losses as a percentage of loans and leases held for investment	**2.72**	1.62	1.10	1.07	1.11

(1) Covered and other acquired loans are considered to be performing due to the application of the accretion method. Covered loans that are contractually past due are noted in the footnotes below.
(2) Excludes foreclosed real estate totaling $160 million as of December 31, 2009 that is covered by FDIC loss sharing agreements.
(3) Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.
(4) Excludes loans totaling $1.4 billion past due 90 days or more at December 31, 2009 that are covered by FDIC loss sharing agreements.
(5) Excludes loans totaling $391 million past due 30-89 days at December 31, 2009 that are covered by FDIC loss sharing agreements.

Substantially all of the loans acquired in the Colonial acquisition are covered by loss sharing agreements with the FDIC, whereby the FDIC reimburses BB&T for the majority of the losses incurred. In addition, all of the loans acquired were recorded at fair value as of the acquisition date without regard to the loss sharing agreements. Loans were evaluated and assigned to loan pools based on common risk characteristics. The determination of the fair value of the loans resulted in a significant write-down in the carrying amount of the loans, which was assigned to an accretable or nonaccretable balance, with the accretable balance being recognized as interest income over the remaining term of the loan. In accordance with the acquisition method of accounting, there was no allowance brought forward on any of the acquired loans, as the credit losses evident in the loans were included in the determination of the fair value of the loans at the acquisition date and are represented by the nonaccretable balance. The majority of the nonaccretable balance is expected to be received from the FDIC in connection with the loss share agreements and is recorded as a separate asset from the covered loans and reflected on the Consolidated Balance Sheets. As a result, all of the loans acquired in the Colonial acquisition were considered to be accruing loans as of the acquisition date. In accordance with regulatory reporting standards, covered loans that are contractually past due will continue to be reported as past due and still accruing based on the number of days past due. Because of the significant difference in the accounting for the covered loans and the loss share agreements with the FDIC, management believes that asset quality measures excluding the covered loans are generally more meaningful. Therefore, management has presented asset quality measures in Table 11 that both include and exclude the covered loans and foreclosed property.

Nonperforming assets consist of foreclosed real estate, repossessions, nonaccrual loans and certain restructured loans, which totaled $4.4 billion at December 31, 2009 (or $4.2 billion excluding covered foreclosed property), compared to $2.0 billion at December 31, 2008. The increase in nonperforming assets included an increase of $1.3 billion in nonperforming loans and $1.1 billion in foreclosed assets, including $160 million in foreclosed property from the Colonial acquisition that is covered by the FDIC loss share agreements. Housing related projects accounted for 84% (52% for land/lots and 32% for 1-4 family homes) of total foreclosed property at December 31, 2009. The increase in foreclosed properties was dispersed throughout BB&T's markets, with the largest increases occurring in Georgia, North Carolina, and Florida. As a percentage of loans and leases plus foreclosed property, nonperforming assets were 4.07% at December 31, 2009 (or 4.24% excluding covered loans and foreclosed property) compared with 2.04% at December 31, 2008.

Troubled debt restructurings generally occur when a borrower is experiencing, or is expected to experience, financial difficulties in the near-term. As a result, BB&T will work with the borrower to prevent further difficulties, and ultimately to improve the likelihood of recovery on the loan. To facilitate this process, a concessionary modification that would not otherwise be considered may be granted resulting in classification as a troubled debt restructuring. Troubled debt restructurings can involve loans remaining on non-accrual, moving to non-accrual, or continuing on accruing status, depending on the individual facts and circumstances of the borrower. Generally, a nonaccrual loan that is restructured remains on nonaccrual for a period of six months to demonstrate the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status after a shorter performance period. If the borrower's ability to meet the revised payment schedule is not reasonably assured, the loan remains classified as a nonaccrual loan.

The majority of BB&T's loan modifications relate to commercial lending and involve extending the term of the loan. In these cases, BB&T does not typically lower the interest rate or forgive principal or interest as part of the loan modification. In addition, it is common for BB&T to obtain additional collateral or guarantor support when modifying a loan. At December 31, 2009, BB&T had $471 million in loans that were accruing interest under the terms of troubled debt restructurings. This amount consists of $308 million in commercial loans, $103 million in residential mortgage loans, $54 million in revolving credit loans and $6 million in direct retail loans. Nonaccrual restructured loans and leases are included in nonaccrual loans and leases in the accompanying tables. The amount of loan restructurings has increased during 2009, as BB&T continues to work with borrowers who are experiencing financial difficulties. As a result of continued economic stress, BB&T anticipates that it will have further increases in loan restructurings during 2010.

Early indicators of problem loans were relatively stable over the last several quarters of 2009 and have decreased significantly compared to the level at year-end 2008. Loans 90 days or more past due and still accruing interest, excluding Colonial loans covered by FDIC loss share agreements, totaled $319 million at December 31, 2009, compared with $431 million at year-end 2008. Loans 30-89 days past due, excluding Colonial loans covered by FDIC loss share agreements totaled $1.7 billion at December 31, 2009, which was also a decline compared with $2.0 billion at year-end 2008.

The following table summarizes nonperforming assets and past due loans by loan type for the past three years.

Table 12
Summary of Nonperforming Assets and Past Due Loans

	December 31,		
	2009	2008	2007
	(Dollars in millions)		
Nonaccrual loans and leases (1)			
Commercial loans and leases	**$1,651**	$ 845	$ 273
Direct retail	**197**	89	43
Sales finance	**7**	7	5
Mortgage	**767**	375	119
Specialized lending	**96**	97	62
Total nonaccrual loans and leases	**2,718**	1,413	502
Foreclosed real estate	**1,451**	538	143
Other foreclosed property	**58**	79	51
Total nonperforming assets (excluding covered assets) (2)	**$4,227**	$2,030	$ 696
Nonaccrual loans and leases as a percentage of total loans and leases			
Commercial loans and leases	**1.68%**	.85%	.30%
Direct retail	**.20**	.09	.05
Sales finance	**.01**	.01	—
Mortgage	**.78**	.38	.13
Specialized lending	**.10**	.10	.07
Total nonaccrual loans and leases as a percentage of loans and leases (excluding covered loans) (3)	**2.77%**	1.43%	.55%
Loans 90 days or more past due and still accruing interest (4)			
Commercial loans and leases	**$ 7**	$ 86	$ 40
Direct retail	**82**	117	58
Sales finance	**30**	26	17
Revolving credit	**25**	23	15
Mortgage	**158**	165	85
Specialized lending	**12**	14	8
Other acquired loans	**5**	—	—
Total loans 90 days or more past due and still accruing interest (excluding covered loans) (5)	**$ 319**	$ 431	$ 223
Total loans 90 days or more past due and still accruing interest as a percentage of total loans and leases			
Commercial loans and leases	**.01%**	.09%	.04%
Direct retail	**.08**	.12	.06
Sales finance	**.03**	.03	.02
Revolving credit	**.03**	.02	.02
Mortgage	**.16**	.17	.09
Specialized lending	**.01**	.01	.01
Other acquired loans	**—**	—	—
Total loans 90 days or more past due and still accruing interest as a percentage of total loans and leases (excluding covered loans) (6)	**.32%**	.44%	.24%
Loans 30-89 days past due (4)			
Commercial loans and leases	**$ 377**	$ 594	$ 284
Direct retail	**216**	270	192
Sales finance	**126**	146	105
Revolving credit	**32**	34	24
Mortgage	**623**	690	506
Specialized lending	**306**	313	243
Other acquired loans	**6**	—	—
Total loans 30-89 days past due (excluding covered loans) (7)	**$1,686**	$2,047	$1,354
Total loans 30-89 days past due as a percentage of total loans and leases			
Commercial loans and leases	**.39%**	.60%	.31%
Direct retail	**.22**	.27	.21
Sales finance	**.13**	.15	.11
Revolving credit	**.03**	.03	.03
Mortgage	**.63**	.70	.55
Specialized lending	**.31**	.32	.27
Other acquired loans	**.01**	—	—
Total loans 30-89 days past due as a percentage of total loans and leases (excluding covered loans) (8)	**1.72%**	2.07%	1.48%

(1) Covered and other acquired loans are considered to be performing due to the application of the accretion method. Covered loans that are contractually past due are noted in the footnotes below.
(2) Excludes foreclosed real estate totaling $160 million at December 31, 2009 that is covered by FDIC loss sharing agreements.
(3) Including loans covered by FDIC loss sharing agreements, nonaccrual loans and leases as a percentage of total loans and leases was 2.56% as of December 31, 2009.
(4) Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.
(5) Excludes loans totaling $1.4 billion past due 90 days or more at December 31, 2009 that are covered by FDIC loss sharing agreements.
(6) Including loans covered by FDIC loss sharing agreements, loans past due 90 days or more and still accruing as a percentage of total loans and leases was 1.61% as of December 31, 2009.
(7) Excludes loans totaling $391 million past due 30-89 days at December 31, 2009 that are covered by FDIC loss sharing agreements.
(8) Including loans covered by FDIC loss sharing agreements, loans past due 30-89 days as a percentage of total loans and leases was 1.96% as of December 31, 2009.

Allowance for Loan and Lease Losses and Reserve for Unfunded Lending Commitments

The allowance for loan and lease losses and the reserve for unfunded lending commitments compose BB&T's allowance for credit losses. The allowance for credit losses totaled $2.7 billion at December 31, 2009, an increase of 66.3% compared to $1.6 billion at the end of 2008. The allowance for loan and lease losses, as a percentage of loans and leases held for investment, was 2.51% at December 31, 2009 (or 2.72% excluding covered loans), compared to 1.62% at year-end 2008. The allowance for credit losses increased by $1.1 billion during 2009, primarily as a result of higher loss rates for residential real estate related lending, and their effect on the overall allowance model. The growth of $1.1 billion in the allowance for credit losses reflects migrations of loans to higher risk grades, with the most significant increases occurring in the single family residential, acquisition, development, and construction loan portfolio and the consumer real estate portfolio. Please refer to Note 5 "Allowance for Loan and Lease Losses and Reserve for Unfunded Lending Commitments" in the "Notes to Consolidated Financial Statements" for additional disclosures.

Information relevant to BB&T's allowance for loan and lease losses for the last five years is presented in the following tables. Table 13-1 is presented using regulatory classifications, which focuses on the underlying loan collateral, and differs from internal classifications presented herein that focus on the lines of business that generate the loans. Table 13-2 is presented based upon the lines of business, as discussed herein.

Table 13-1
Analysis of Allowance for Credit Losses

	December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
	(Dollars in millions)				
Balance, beginning of period	**$ 1,607**	$ 1,015	$ 888	$ 830	$ 828
Charge-offs:					
Commercial, financial and agricultural	**(214)**	(94)	(40)	(32)	(52)
Real estate	**(1,157)**	(427)	(93)	(46)	(45)
Consumer	**(477)**	(383)	(264)	(194)	(174)
Lease receivables	**(14)**	(13)	(8)	(5)	(6)
Total charge-offs	**(1,862)**	(917)	(405)	(277)	(277)
Recoveries:					
Commercial, financial and agricultural	**16**	10	11	12	14
Real estate	**24**	8	8	7	8
Consumer	**48**	47	47	41	39
Lease receivables	**1**	1	1	1	2
Total recoveries	**89**	66	67	61	63
Net charge-offs	**(1,773)**	(851)	(338)	(216)	(214)
Provision charged to expense	**2,811**	1,445	448	240	217
Other changes	**27**	(2)	17	34	(1)
Balance, end of period	**$ 2,672**	$ 1,607	$ 1,015	$ 888	$ 830
Average loans and leases (1)	**$102,146**	$95,195	$87,952	$79,313	$71,517
Net charge-offs as a percentage of average loans and leases (1) (2)	**1.74%**	.89%	.38%	.27%	.30%

(1) Loans and leases are net of unearned income and include loans held for sale.
(2) The net charge-off rate for 2009 was 1.79% excluding the effect of average loans covered by the FDIC loss sharing agreements.

Table 13—2
Analysis of Allowance for Credit Losses by Lines of Business

	December 31,				
	2009	2008	2007	2006	2005
	(Dollars in millions)				
Allowance For Credit Losses					
Beginning balance	**$ 1,607**	$1,015	$ 888	$ 830	$ 828
Other changes	**27**	(2)	17	34	(1)
Provision for credit losses	**2,811**	1,445	448	240	217
Charge-offs					
Commercial loans and leases	**(720)**	(276)	(65)	(37)	(49)
Direct retail loans	**(349)**	(156)	(72)	(48)	(46)
Sales finance loans	**(72)**	(59)	(31)	(21)	(27)
Revolving credit loans	**(127)**	(79)	(47)	(45)	(54)
Mortgage loans	**(280)**	(96)	(10)	(6)	(6)
Specialized lending	**(314)**	(251)	(180)	(120)	(95)
Total charge-offs	**(1,862)**	(917)	(405)	(277)	(277)
Recoveries					
Commercial loans and leases	**21**	16	17	15	17
Direct retail loans	**19**	12	13	12	12
Sales finance loans	**9**	7	8	8	9
Revolving credit loans	**12**	11	12	11	11
Mortgage loans	**5**	1	—	1	1
Specialized lending	**23**	19	17	14	13
Total recoveries	**89**	66	67	61	63
Net charge-offs	**(1,773)**	(851)	(338)	(216)	(214)
Ending balance	**$ 2,672**	$1,607	$1,015	$ 888	$ 830

The following tables provide further details regarding BB&T's commercial real estate lending, residential mortgage and consumer home equity portfolios as of December 31, 2009.

Table 14-1
Real Estate Lending Portfolio Credit Quality and Geographic Distribution
Commercial Real Estate Loan Portfolio (1)

Residential Acquisition, Development, and Construction Loans (ADC)	Builder / Construction	Land /Land Development	Condos / Townhomes	Total ADC
	As of / For the Period Ended December 31, 2009			
	(Dollars in millions, except average loan and average client size)			
Total loans outstanding	$1,663	$3,741	$ 357	$5,761
Average loan size (in thousands)	260	584	1,433	442
Average client size (in thousands)	603	1,035	2,587	884
Nonaccrual loans and leases as a percentage of category	14.93%	12.83%	15.92%	13.63%
Gross charge-offs as a percentage of category—YTD	4.85	6.33	4.42	5.71
Gross charge-offs as a percentage of category—QTD	5.46	7.83	11.96	7.40

Residential Acquisition, Development, and Construction Loans (ADC) by State of Origination	Total Outstandings	Percentage of Total	Nonaccrual Loans and Leases	Nonaccrual as a Percentage of Outstandings	Gross Charge-Offs as a Percentage of Outstandings - YTD	Gross Charge-Offs as a Percentage of Outstandings -QTD
	As of / For the Period Ended December 31, 2009					
	(Dollars in millions)					
North Carolina	$2,313	40.2%	$186	8.04%	1.99%	2.64%
Virginia	898	15.6	69	7.73	3.74	3.13
Georgia	747	13.0	183	24.53	14.20	20.24
South Carolina	554	9.6	110	19.85	6.22	9.60
Florida	490	8.5	124	25.18	12.44	16.91
Washington, D.C.	209	3.6	39	18.78	1.13	.12
Tennessee	174	3.0	32	18.54	4.98	9.47
Kentucky	166	2.9	16	9.59	4.79	7.94
West Virginia	129	2.2	23	17.61	6.52	9.06
Maryland	81	1.4	3	3.75	1.06	1.56
Total	$5,761	100.0%	$785	13.63	5.71	7.40

Other Commercial Real Estate Loans (2)	Commercial Construction	Commercial Land/ Development	Permanent Income Producing Properties	Total Other Commercial Real Estate
	As of / For the Period Ended December 31, 2009			
	(Dollars in millions, except average loan and average client size)			
Total loans outstanding	$1,213	$2,043	$9,221	$12,477
Average loan size (in thousands)	1,142	729	490	550
Average client size (in thousands)	1,705	868	738	801
Nonaccrual loans and leases as a percentage of category	2.04%	5.09%	2.26%	2.70%
Gross charge-offs as a percentage of category—YTD	.17	1.83	.58	.76
Gross charge-offs as a percentage of category—QTD	.35	3.42	.81	1.21

Other Commercial Real Estate Loans by State of Origination (2)	Total Outstandings	Percentage of Total	Nonaccrual Loans and Leases	Nonaccrual as a Percentage of Outstandings	Gross Charge-Offs as a Percentage of Outstandings - YTD	Gross Charge-Offs as a Percentage of Outstandings -QTD
	As of / For the Period Ended December 31, 2009					
			(Dollars in millions)			
North Carolina	$ 3,801	30.4%	$ 75	1.96%	.49%	1.08%
Georgia	2,207	17.7	84	3.79	1.29	1.83
Virginia	1,914	15.3	25	1.30	.06	.10
South Carolina	970	7.8	33	3.45	.70	1.26
Florida	943	7.6	73	7.80	2.81	4.36
Washington, D.C.	705	5.6	16	2.33	.40	.28
Maryland	535	4.3	1	.12	.15	.39
West Virginia	470	3.8	8	1.73	.27	.49
Kentucky	421	3.4	8	1.91	1.14	.41
Tennessee	399	3.2	14	3.49	.93	1.35
Other	112	.9	—	—	—	—
Total	$12,477	100.0%	$337	2.70	.76	1.21

Applicable ratios are annualized.

(1) Commercial real estate loans (CRE) are defined as loans to finance non-owner occupied real property where the primary repayment source is the sale or rental/lease of the real property. Definition is based on internal classification. Excludes covered loans and in process items.

(2) C&I loans secured by real property are excluded.

The residential acquisition, development and construction ("ADC") loan portfolio totaled $5.8 billion at December 31, 2009, a decrease of $2.2 billion from December 31, 2008. This portfolio remained under stress throughout 2009. The decline in the portfolio reflects management's efforts to work through the problem credits in this portfolio. Nonaccrual ADC loans were $785 million at December 31, 2009, an increase of $285 million, compared to $500 million at December 31, 2008. As a percentage of loans, ADC nonaccruals were 13.63% at year-end 2009, compared to 6.27% at year-end 2008. The allowance for loan and lease losses that is assigned to the ADC portfolio was 14.1% as of December 31, 2009, compared to 7.7% as of year-end 2008. The gross charge-off rate for the ADC portfolio was 5.71% for 2009 compared to 1.83% for 2008. For the fourth quarter of 2009, the annualized gross charge-off rate was 7.40% compared to 6.35% for the third quarter of 2009.

The other commercial real estate portfolio, which is largely office buildings, hotels, warehouses, apartments, rental houses, and shopping centers, totaled $12.5 billion at December 31, 2009. While this portfolio has experienced some deterioration, BB&T has not seen a dramatic increase in problem credits in this portfolio. The components of the portfolio that are experiencing the most stress relate to land development and hotel properties. As a percentage of loans, other commercial real estate nonaccruals were 2.70% at December 31, 2009, compared with .97% at December 31, 2008. The gross charge-off rate for the other commercial real estate portfolio was .76% in 2009 compared to .25% for 2008. For the fourth quarter of 2009, the annualized gross charge-off rate was 1.21% compared to 1.00% for the third quarter of 2009.

Table 14-2
Real Estate Lending Portfolio Credit Quality and Geographic Distribution
Residential Mortgage Portfolio (1)

Residential Mortgage Loans	Prime	ALT-A	Construction/ Permanent	Subprime (2)	Total
	As of / For the Period Ended December 31, 2009				
	(Dollars in millions, except average loan size)				
Total loans outstanding	$11,684	$2,684	$ 778	$ 584	$15,730
Average loan size (in thousands)	197	326	337	67	200
Average refreshed credit score (3)	713	694	707	566	704
Percentage that are first mortgages	100%	100%	99%	83%	99%
Average loan to value at origination	76	67	75	73	75
Nonaccrual loans and leases as a percentage of category	3.31	8.98	10.43	11.69	4.94
Gross charge-offs as a percentage of category—YTD	1.17	2.94	3.76	4.11	1.79
Gross charge-offs as a percentage of category—QTD	1.50	3.61	2.04	4.19	2.00

Residential Mortgage Loans by State	Total Residential Mortgages Outstanding	Percentage of Total	Nonaccrual as a Percentage of Outstandings	Gross Charge-Offs as a Percentage of Outstandings - YTD	Gross Charge-Offs as a Percentage of Outstandings - QTD
	As of / For the Period Ended December 31, 2009				
	(Dollars in millions)				
North Carolina	$ 3,850	24.5%	2.87%	.62%	.72%
Virginia	3,039	19.3	3.21	1.30	1.11
Florida	2,341	14.9	11.08	5.69	6.56
Maryland	1,622	10.3	3.66	.81	1.14
Georgia	1,502	9.5	5.89	2.11	2.27
South Carolina	1,459	9.3	5.55	1.44	1.86
Kentucky	360	2.3	1.42	.33	.33
West Virginia	332	2.1	1.82	.45	.40
Tennessee	250	1.6	3.73	1.30	2.83
Washington, D.C.	190	1.2	2.56	.22	—
Alabama	147	.9	4.38	1.95	.70
Other	638	4.1	7.67	1.17	1.22
Total	$15,730	100.0%	4.94	1.79	2.00

Applicable ratios are annualized.

(1) Excludes mortgage loans held for sale, covered loans, mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase and in process items.
(2) Includes $365 million in loans originated by Lendmark Financial Services, which are disclosed as a part of the specialized lending category.
(3) Weighted based on outstanding balance.

The residential mortgage loan portfolio, as presented in Table 14-2, totaled $15.7 billion as of December 31, 2009, a decrease of $1.7 billion from December 31, 2008. As a percentage of loans, residential mortgage loan nonaccruals were 4.94% at December 31, 2009, compared with 2.22% at December 31, 2008. The gross charge-off rate for the residential mortgage loan portfolio was 1.79% in 2009 compared to .57% for 2008. For the fourth quarter of 2009, the annualized gross charge-off rate was 2.00% compared to 2.00% for the third quarter of 2009. The residential mortgage problem credits began to stabilize somewhat in the fourth quarter of 2009, as delinquencies came down and loss rates remained stable.

Table 14-3
Real Estate Lending Portfolio Credit Quality and Geographic Distribution
Direct Retail 1-4 Family and Lot/Land Real Estate Portfolio (1)

Direct Retail 1-4 Family and Lot/Land Real Estate Loans and Lines	As of / For the Period Ended December 31, 2009			
	Residential Lot/Land Loans	Home Equity Loans	Home Equity Lines	Total
	(Dollars in millions, except average loan size)			
Total loans outstanding	$1,723	$5,984	$5,656	$13,363
Average loan size (in thousands) (2)	65	43	36	41
Average refreshed credit score (3)	721	720	760	743
Percentage that are first mortgages	100%	73%	26%	57%
Average loan to value at origination	80	64	65	66
Nonaccrual loans and leases as a percentage of category	5.78	1.11	.46	1.44
Gross charge-offs as a percentage of category—YTD	6.98	1.36	1.45	2.19
Gross charge-offs as a percentage of category—QTD	5.72	1.47	1.43	2.01

Direct Retail 1-4 Family and Lot/Land Real Estate Loans and Lines By State of Origination	As of / For the Period Ended December 31, 2009				
	Total Direct Retail 1-4 Family and Lot/Land Real Estate Loans and Lines Outstanding	Percentage of Total	Nonaccrual as a Percentage of Outstandings	Gross Charge-Offs as a Percentage of Outstandings - YTD	Gross Charge-Offs as a Percentage of Outstandings - QTD
	(Dollars in millions)				
North Carolina	$ 4,607	34.5%	1.61%	1.87%	1.63%
Virginia	3,003	22.5	.69	1.46	1.47
South Carolina	1,293	9.7	2.19	2.31	2.11
Georgia	1,088	8.1	2.02	3.95	4.67
Maryland	832	6.2	.67	1.50	1.24
West Virginia	813	6.1	1.14	.89	.74
Florida	666	5.0	2.51	7.18	5.60
Kentucky	574	4.3	1.11	.50	.38
Tennessee	379	2.8	1.96	4.26	3.42
Washington, D.C.	85	.6	1.22	3.17	2.76
Other	23	.2	1.13	1.13	3.23
Total	$13,363	100.0%	1.44	2.19	2.01

Applicable ratios are annualized.

(1) Direct retail 1-4 family and lot/land real estate loans are originated through the BB&T branching network. Excludes covered loans and in process items.
(2) Home equity lines without an outstanding balance are excluded from this calculation.
(3) Based on number of accounts.

The direct retail consumer real estate loan portfolio, as presented in Table 14-3, totaled $13.4 billion as of December 31, 2009, a decrease of $1.0 billion from December 31, 2008. This portfolio comprises of residential lot/land loans, home equity loans and home equity lines, which are primarily originated through the branch network. As a percentage of loans, direct retail consumer real estate nonaccruals were 1.44% at December 31, 2009, compared to .60% at December 31, 2008. The gross charge-off rate for the direct retail consumer real estate loan portfolio was 2.19% in 2009 compared to .71% for 2008. For the fourth quarter of 2009, the annualized gross charge-off rate was 2.01% compared to 1.63% for the third quarter of 2009. The increase in the gross charge-off rate for the fourth quarter of 2009 compared to the third quarter of 2009 was largely a result of a $12 million reversal that was recorded in the third quarter. The $12 million reversal resulted from receiving higher collateral valuations for certain properties where the estimated losses were recorded in the second quarter of 2009. The residential lot/land loan component of this portfolio experienced the highest loss rates during 2009. The amount of the allowance allocated for the residential lot/land portfolio was 8.1% as of December 31, 2009.

Deposits and Other Borrowings

Client deposits generated through the BB&T banking network are the largest source of funds used to support asset growth. Total deposits at December 31, 2009, were $115.0 billion, an increase of $16.4 billion, or 16.6%, compared to year-end 2008. The increase in deposits during 2009 was driven by a $12.7 billion, or 32.2%, increase in other client deposits, which include money market deposit accounts, savings accounts, individual retirement accounts and other time deposits. Noninterest-bearing deposits also increased by $5.3 billion from the prior year and client certificates of deposit ("CDs") increased by $4.4 billion. These increases were partially offset by a decline of $6.8 billion in other interest-bearing deposits, which includes negotiable certificates of deposit and Eurodollar deposits. The increases in these categories of deposits included the impact of the acquisition of Colonial, which added approximately $16 billion of client deposits in 2009. For the year ended December 31, 2009, total deposits averaged $102.4 billion, an increase of $13.6 billion, or 15.3%, compared to 2008. The increase in average deposits was primarily the result of an $8.4 billion, or 23.0%, increase in average other client deposits, and a $3.3 billion, or 25.5%, increase in average noninterest-bearing deposits. The increase in average deposits included the impact of Colonial, which was acquired in August 2009, and Haven Trust Bank, which added approximately $500 million of client deposits in December 2008. In early 2010, BB&T sold approximately $850 million in Nevada deposits obtained in the Colonial acquisition which will affect growth rates going forward.

The following table presents BB&T's average deposits for the years ended December 31, 2009 and 2008, segregated by major category:

Table 15
Composition of Average Deposits

	For The Year Ended December 31,			
	2009		2008	
	Balance	% of total	Balance	% of total
	(Dollars in millions)			
Noninterest-bearing deposits	**$ 16,387**	**16.0%**	$13,061	14.7%
Interest checking	**2,831**	**2.8**	2,376	2.7
Other client deposits	**45,107**	**44.1**	36,676	41.3
Client certificates of deposit	**28,702**	**28.0**	26,908	30.3
Total client deposits	**93,027**	**90.9**	79,021	89.0
Other interest-bearing deposits	**9,354**	**9.1**	9,810	11.0
Total average deposits	**$102,381**	**100.0%**	$88,831	100.0%

BB&T experienced strong deposit growth during 2009. In addition, the overall mix of deposits continues to improve, as average client deposits grew 17.7% in 2009, while reliance on other interest-bearing deposits declined, due to strong growth in noninterest-bearing and other client deposits, which was aided by the Colonial acquisition. BB&T has been successful in attracting new business and individual accounts by emphasizing the strength of BB&T's franchise. In addition, the new locations that were acquired in the Colonial transaction have seen growth of $1.5 billion in client deposits since the acquisition date of August 14, 2009. Growth in noninterest-bearing deposits also has benefited from participation in the Transaction Account Guarantee program and an increase in escrow deposits due to significant mortgage lending activity. In addition, BB&T was able to achieve growth in deposits, even as rates declined to historical lows throughout the year. Excluding acquisitions, average noninterest-bearing deposits increased 14.8% in 2009 and total client deposits increased 7.9% as BB&T improved its deposit mix through organic growth.

The average rate paid on interest-bearing deposits dropped to 1.48% during 2009, from 2.50% in 2008. The average cost for interest-bearing deposits declined during 2009 as management was able to lower rates to help the overall margin. The average rates paid on the various categories of interest-bearing deposits also decreased as follows: CDs decreased to 2.60% in the current year from 3.66% in 2008; other client deposits decreased to .88% in the current year from 1.67% in 2008; interest checking decreased to .39% in 2009 from 1.19% in 2008; and other interest-bearing deposits decreased to 1.23% in 2009 from 2.71% in 2008.

BB&T also uses various types of short-term borrowings in meeting funding needs. While client deposits remain the primary source for funding loan originations, management uses short-term borrowings as a supplementary funding source for loan growth and other balance sheet management purposes. Short-term borrowings were 8.0% of total funding on average in 2009 as compared to 7.7% in 2008. See Note 9 "Federal Funds Purchased, Securities Sold Under Agreements to Repurchase and Short-Term Borrowed Funds" in the "Notes to Consolidated Financial Statements" herein for further disclosure. The types of short-term borrowings used by the Corporation include Federal funds purchased, which was 17.5% of total short-term borrowings, and securities sold under repurchase agreements, which was 27.1% of short-term borrowings at year-end 2009. Master notes, which are short-term borrowings issued to BB&T's clients, represented 12.4% of total short-term borrowings at December 31, 2009. Unsecured bank notes, bank obligations collateralized by municipal securities, U.S. Treasury tax and loan deposit notes and borrowings under the treasury auction facility are also used to meet short-term funding needs and represented the remaining 43.0% of these types of funding sources as of December 31, 2009. Short-term borrowings at the end of 2009 were $8.1 billion, a decrease of $2.7 billion, or 24.9% compared to year-end 2008. Average short-term borrowings totaled $12.5 billion during 2009 compared to $10.6 billion last year, an increase of 18.1%. The rates paid on average short-term borrowings declined from 2.44% in 2008 to .50% during 2009. The decrease in the cost of short-term borrowings primarily resulted from a lower average Federal funds rate in effect during 2009 compared to 2008. At December 31, 2009, the targeted Federal funds rate was a range of zero percent to .25%. The following table summarizes certain pertinent information for the past three years with respect to BB&T's short-term borrowings:

Table 16
Federal Funds Purchased, Securities Sold Under Agreements to Repurchase and Short-Term Borrowed Funds

	As of / For the Year Ended December 31,		
	2009	2008	2007
	(Dollars in millions)		
Securities Sold Under Agreements to Repurchase			
Maximum outstanding at any month-end during the year	**$ 2,635**	$ 2,929	$2,776
Balance outstanding at end of year	**2,197**	2,929	2,530
Average outstanding during the year	**2,259**	2,314	2,160
Average interest rate during the year	**.96%**	2.40%	4.39%
Average interest rate at end of year	**.69**	1.41	3.18
Federal Funds Purchased and Short-term Borrowed Funds			
Maximum outstanding at any month-end during the year	**$17,436**	$13,346	$9,148
Balance outstanding at end of year	**5,909**	7,859	8,104
Average outstanding during the year	**10,232**	8,266	7,165
Average interest rate during the year	**.35%**	2.17%	4.39%
Average interest rate at end of year	**.21**	.67	3.79

BB&T also uses long-term debt to provide both funding and, to a lesser extent, regulatory capital. Long-term debt was 12.3% of total funding on average during 2009 and 14.5% in 2008. See Note 10 "Long-Term Debt" in the "Notes to Consolidated Financial Statements" herein for further disclosure. Long-term debt at December 31, 2009, totaled $21.4 billion, an increase of $3.3 billion, or 18.5%, from year-end 2008. For the year ended December 31, 2009, average long-term debt decreased $754 million, or 3.8%, compared to the average for 2008. BB&T's long-term debt consists primarily of FHLB advances, which composed 49.3% of total outstanding long-term debt at December 31, 2009; senior notes of BB&T Corporation, which composed 13.1% of the year-end balance; subordinated notes of BB&T Corporation, which composed 13.8% of the year-end balance; and junior subordinated debt to unconsolidated trusts issued by the Corporation, which composed 15.3% of total outstanding long-term debt at December 31, 2009. The remaining long-term debt primarily consists of both unsecured senior and subordinated borrowings by Branch Bank. FHLB advances are cost-effective long-term funding sources that provide BB&T with the flexibility to structure the debt in a manner that aids in the management of interest rate risk and liquidity. The average rate paid on long-term debt decreased from 4.25% during 2008 to 3.73% during 2009 primarily because BB&T has issued floating rate instruments or elected to swap a portion of its fixed-rate long-term debt to floating rates.

During the second quarter of 2009, BB&T issued $1.1 billion of senior unsecured notes. The notes were issued in two tranches, $510 million 5.70% fixed-rate notes due in 2014 and $541 million 6.85% fixed-rate notes due in 2019. The proceeds from the offering, combined with the common stock offering completed during the second quarter of 2009, and other funds, were used to fund the repurchase of the preferred stock issued to the U.S. Treasury as part of the Capital Purchase Program. Also during the second quarter, BB&T recognized $36 million in gains related to the repurchase of $218 million of subordinated debt.

During the third quarter of 2009, BB&T Capital Trust VI issued $575 million of capital securities. The securities have a fixed interest rate of 9.60% and an initial maturity date of August 2064. These securities are fully guaranteed by BB&T and qualify as Tier 1 capital, subject to certain limitations. In addition, BB&T completed three separate issuances of senior debt during the third quarter for a total of $1.75 billion. BB&T issued $1.0 billion of senior notes, with a fixed interest rate of 3.85% that mature in 2012, $500 million of senior notes, with a fixed interest rate of 3.38%, that mature in 2013, and $250 million of senior notes, with a fixed interest rate of 3.10%, that mature in 2011. The proceeds from all of these offerings are being used for general corporate purposes. BB&T assumed $3.7 billion of FHLB advances in the Colonial acquisition, of which $2.8 billion were prepaid shortly after the acquisition.

During the fourth quarter of 2009, BB&T Capital Trust VII issued $350 million of capital securities. The securities have a fixed interest rate of 8.10% and an initial maturity date of November 2064. These securities are fully guaranteed by BB&T and qualify as Tier 1 capital, subject to certain limitations.

Liquidity needs are a primary consideration in evaluating funding sources. BB&T's strategy is to maintain funding flexibility in order that the Corporation may react rapidly to opportunities that may become available in the marketplace. BB&T will continue to focus on traditional core funding strategies, supplemented as needed by the types of borrowings discussed above. See "Liquidity" herein for additional discussion.

Shareholders' Equity

Shareholders' equity totaled $16.2 billion at December 31, 2009, an increase of $160 million, or 1.0%, from year-end 2008. BB&T's book value per common share at December 31, 2009 was $23.47, compared to $23.16 at December 31, 2008.

On June 17, 2009, BB&T repurchased all 3,133.64 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series C, $1,000,000 liquidation preference per share (the "Series C Preferred Stock") issued to the U.S. Treasury on November 14, 2008, as part of the Capital Purchase Program. The aggregate purchase price paid to the U.S. Treasury for the Series C Preferred Stock was approximately $3.1 billion, including approximately $14 million of accrued and unpaid dividends. On July 22, 2009, BB&T repurchased the warrant to purchase up to 13,902,573 shares of its common stock for $67 million, which was also issued to the U.S. Treasury on November 14, 2008, as part of the Capital Purchase Program.

On May 13, 2009, BB&T issued 86.25 million shares of common stock at $20 per share for net proceeds of $1.7 billion, and on August 21, 2009, BB&T issued 38.5 million shares of common stock at $26 per share, leading to net proceeds of $963 million. The May issuance was primarily to fund a portion of the repurchase of the Series C Preferred Stock. The August issuance was made in connection with the Colonial acquisition to further strengthen BB&T's capital levels.

In addition, growth of $159 million in shareholders' equity resulted from BB&T's earnings available to common shareholders retained after dividends along with growth of $315 million from other comprehensive income, which principally relates to increases in the fair values of available-for-sale securities and pension assets.

BB&T's tangible shareholders' equity available to common shareholders was $10.0 billion at December 31, 2009, an increase of $2.2 billion, or 28.4%, compared to December 31, 2008. BB&T's tangible book value per common share at December 31, 2009 was $14.44 compared to $13.87 at December 31, 2008. As of December 31, 2009, measures of tangible capital were not required by the regulators and, therefore, were considered non-GAAP measures. Please refer to the section titled "Capital" herein for a discussion of how BB&T calculates and uses these measures in the evaluation of the Company.

Analysis of Results of Operations

Consolidated net income for 2009 totaled $877 million. Net income available to common shareholders totaled $729 million, which generated basic earnings per common share of $1.16 and diluted earnings per common share of $1.15. Net income for 2008 was $1.53 billion and net income available to common shareholders totaled $1.50 billion. Net income for 2007 totaled $1.75 billion. Basic earnings per common share were $2.73 in 2008 and $3.17 in 2007, while diluted earnings per common share were $2.71 and $3.14 for 2008 and 2007, respectively.

Two important and commonly used measures of bank profitability are return on average assets (net income as a percentage of average total assets) and return on average common shareholders' equity (net income available to common shareholders as a percentage of average common shareholders' equity). BB&T's returns on average assets were .56%, 1.12%, and 1.38% for the years ended December 31, 2009, 2008 and 2007, respectively. The returns on average common shareholders' equity were 4.93%, 11.44%, and 14.25% for the last three years.

Net Interest Income

Net interest income is BB&T's primary source of revenue. Net interest income is influenced by a number of factors, including the volume, mix and maturity of interest-earning assets and interest-bearing liabilities and the interest rates earned and paid thereon. The difference between rates earned on interest-earning assets and the cost of the supporting funds (with an adjustment made to tax-exempt items to provide comparability with taxable items, i.e. the "FTE" adjustment) is measured by the net interest margin. The accompanying table presents the dollar amount of changes in interest income and interest expense, and distinguishes between the changes related to increases or decreases in average outstanding balances of interest-earning assets and interest-bearing liabilities (volume), and the changes related to increases or decreases in average interest rates on such assets and liabilities (rate). Changes attributable to both volume and rate have been allocated proportionately.

For 2009, net interest income on an FTE-adjusted basis totaled $5.0 billion, compared with $4.3 billion in 2008 and $3.9 billion in 2007. Net interest income increased 14.9% in 2009 compared to 2008. The increase in net interest income during 2009 resulted primarily from a combination of factors. First, earning asset growth has helped offset the declines in yields due to the rate environment, as well as higher yields from the covered loan portfolio. Second, management has been successful in controlling liability costs by engineering a favorable mix change in both deposit and funding costs. These positives were partially offset by higher levels of nonaccruals that have negatively affected net interest income and the net interest margin. Net interest income increased 9.4% in 2008 compared to 2007 due primarily to liability costs repricing more quickly as short-term rates declined throughout the year.

The FTE-adjusted net interest margin is the primary measure used in evaluating the gross profit margin from the portfolios of earning assets. The FTE-adjusted net interest margin was 3.66% in 2009, 3.58% in 2008 and 3.52% in 2007. During 2009, the average yield on interest earning assets decreased 88 basis points compared to the average yield during 2008, while the average cost of funds over the same time period decreased 108 basis points. The improvement in the net interest margin during 2009 was primarily due to successfully managing liability costs and wider spreads on assets. The net interest margin in 2008 was negatively impacted five basis points by an adjustment of $67 million, as a result of a change in the income recognition on leveraged lease transactions in connection with BB&T's settlement with the Internal Revenue Service ("IRS"). In addition, the net interest margin has been negatively affected by the higher level of non-performing assets in 2009 and 2008. The improvement in the net interest margin during 2008 was caused by a combination of factors. BB&T entered 2008 in a liability sensitive position, which means that interest-bearing liabilities generally reprice more frequently than interest-earning assets. This resulted in lower funding costs throughout 2008, as the Federal Reserve Board lowered short-term rates by 100 basis points in the last four months of 2007 and an additional 400 basis points during 2008. Additionally, BB&T experienced some improvement in loan pricing in 2008.

Table 17
FTE Net Interest Income and Rate / Volume Analysis
For the Years Ended December 31, 2009, 2008 and 2007

	Average Balances			Yield / Rate			Income / Expense			2009 vs. 2008			2008 vs. 2007		
										Increase	Change due to		Increase	Change due to	
	2009	2008	2007	2009	2008	2007	2009	2008	2007	(Decrease)	Rate	Volume	(Decrease)	Rate	Volume
	(Dollars in millions)														
Assets															
Securities, at amortized cost (1):															
U.S. government-sponsored entities (GSE)	$ 1,400	$ 4,539	$ 10,099	3.86%	4.86%	4.53%	$ 54	$ 221	$ 458	$(167)	$(39)	(128)	$(237)	$31	$(268)
Mortgage-backed securities issued by GSE	25,419	14,708	8,265	4.14	4.94	5.15	1,052	727	425	325	(133)	458	302	(18)	320
States and political subdivisions	2,218	1,841	873	5.67	6.33	6.65	126	116	58	10	(13)	23	58	(3)	61
Non-agency mortgage-backed securities	1,447	1,642	1,669	5.82	5.81	5.78	84	95	96	(11)	—	(11)	(1)	1	(2)
Other securities	849	1,138	1,182	1.58	4.72	7.04	14	54	83	(40)	(29)	(11)	(29)	(25)	(4)
Trading securities	523	629	1,223	1.74	3.80	4.62	9	24	57	(15)	(11)	(4)	(33)	(9)	(24)
Covered securities	440	—	—	11.35	—	—	50	—	—	50	—	50	—	—	—
Total securities (5)	32,296	24,497	23,311	4.30	5.05	5.05	1,389	1,237	1,177	152	(225)	377	60	(23)	83
Other earning assets (2)	1,223	1,160	1,042	.60	2.43	4.88	7	28	51	(21)	(22)	1	(23)	(29)	6
Loans and leases, net of unearned income (1)(3)(4)															
Commercial loans and leases	50,074	47,557	42,472	4.21	5.50	7.76	2,110	2,617	3,296	(507)	(640)	133	(679)	(1,040)	361
Direct retail loans	14,730	15,580	15,471	5.47	6.47	7.36	806	1,008	1,139	(202)	(150)	(52)	(131)	(139)	8
Sales finance loans	6,392	6,216	5,903	6.46	6.62	6.66	413	412	393	1	(10)	11	19	(2)	21
Revolving credit loans	1,855	1,664	1,460	9.51	10.95	12.97	176	182	189	(6)	(25)	19	(7)	(32)	25
Mortgage loans	15,927	17,327	16,572	5.72	6.00	5.98	911	1,039	992	(128)	(46)	(82)	47	3	44
Specialized lending	7,141	5,509	5,130	11.51	12.89	13.30	822	710	682	112	(82)	194	28	(21)	49
Other acquired loans	52	—	—	10.81	—	—	6	—	—	6	—	6	—	—	—
Total loans and leases held for investment (excluding covered loans)	96,171	93,853	87,008	5.45	6.36	7.69	5,244	5,968	6,691	(724)	(953)	229	(723)	(1,231)	508
Covered loans	3,144	—	—	7.39	—	—	232	—	—	232	—	232	—	—	—
Total loans and leases held for investment	99,315	93,853	87,008	5.51	6.36	7.69	5,476	5,968	6,691	(492)	(953)	461	(723)	(1,231)	508
Loans held for sale	2,831	1,342	944	4.81	5.92	6.14	136	80	58	56	(17)	73	22	(2)	24
Total loans and leases	102,146	95,195	87,952	5.49	6.35	7.67	5,612	6,048	6,749	(436)	(970)	534	(701)	(1,233)	532
Total earning assets	135,665	120,852	112,305	5.17	6.05	7.10	7,008	7,313	7,977	(305)	(1,217)	912	(664)	(1,285)	621
Non-earning assets	19,517	16,029	14,115												
Total assets	$155,182	$136,881	$126,420												
Liabilities and Shareholders' Equity															
Interest-bearing deposits:															
Interest-checking	$ 2,831	2,376	$ 2,297	.39	1.19	2.31	11	28	53	(17)	(22)	5	(25)	(27)	2
Other client deposits	45,107	36,676	34,273	.88	1.67	2.82	398	612	968	(214)	(335)	121	(356)	(420)	64
Client certificates of deposits	28,702	26,908	26,039	2.60	3.66	4.61	747	985	1,201	(238)	(301)	63	(216)	(255)	39
Other interest-bearing deposits	9,354	9,810	7,741	1.23	2.71	5.15	115	266	398	(151)	(139)	(12)	(132)	(220)	88
Total interest-bearing deposits	85,994	75,770	70,350	1.48	2.50	3.73	1,271	1,891	2,620	(620)	(797)	177	(729)	(922)	193
Federal funds purchased, securities sold under repurchase agreements and short-term borrowed funds (1)	12,491	10,580	9,325	.50	2.44	4.55	63	258	424	(195)	(235)	40	(166)	(217)	51
Long-term debt	19,085	19,839	18,045	3.73	4.25	5.46	711	843	985	(132)	(100)	(32)	(142)	(233)	91
Total interest-bearing liabilities	117,570	106,189	97,720	1.74	2.82	4.12	2,045	2,992	4,029	(947)	(1,132)	185	(1,037)	(1,372)	335
Noninterest-bearing deposits	16,387	13,061	13,151												
Other liabilities	4,987	4,098	3,334												
Shareholders' equity	16,238	13,533	12,215												
Total liabilities and shareholders' equity	$155,182	$136,881	$126,420												
Average interest rate spread				3.43%	3.23%	2.98%									
Net interest margin/net interest income				3.66%	3.58%	3.52%	$4,963	$4,321	$3,948	$ 642	$(85)	$727	$ 373	$87	$ 286
Taxable equivalent adjustment							$ 119	$ 83	$ 68						

(1) Yields are stated on a taxable equivalent basis assuming tax rates in effect for the periods presented.
(2) Includes Federal funds sold, securities purchased under resale agreements or similar arrangements, interest-bearing deposits with banks, and other earning assets.
(3) Loan fees, which are not material for any of the periods shown, have been included for rate calculation purposes.
(4) Nonaccrual loans have been included in the average balances.
(5) Includes securities available for sale at amortized cost and trading securities at fair value.

Provision for Credit Losses

A provision for credit losses is charged against earnings in order to maintain an allowance for loan and lease losses and a reserve for unfunded lending commitments that reflects management's best estimate of probable losses inherent in the credit portfolios at the balance sheet date. The amount of the provision is based on continuing assessments of nonperforming and "watch list" loans and associated unfunded credit commitments, analytical reviews of loss experience in relation to outstanding loans and funded credit commitments, loan charge-offs, nonperforming asset trends and management's judgment with respect to current and expected economic conditions and their impact on the loan portfolio and outstanding unfunded credit commitments. The methodology used is described in the "Overview and Description of Business" section under the heading "Allowance for Loan and Lease Losses and Reserve for Unfunded Credit Commitments." The provision for credit losses recorded by BB&T in 2009 was $2.8 billion, compared with $1.4 billion in 2008 and $448 million in 2007.

The provision for credit losses increased 94.5% during 2009 while total loans and leases held for investment excluding covered loans declined 1.7% compared to the balance outstanding at the end of 2008. Net charge-offs were 1.74% of average loans and leases (or 1.79% excluding covered loans) for 2009 compared to .89% of average loans and leases during 2008. The allowance for loan and lease losses was 2.51% of loans and leases held for investment (or 2.72% excluding covered loans) and was .96x total nonaccrual loans and leases at year-end 2009, compared to 1.62% and 1.11x, respectively, at December 31, 2008. The increase in the provision for credit losses during 2009 compared to 2008 was largely driven by ongoing challenges in residential real estate markets and the overall economy with the largest concentration of credit issues occurring in Georgia, Florida, and metro Washington D.C., with some deterioration in the coastal areas of the Carolinas. Additional disclosures related to BB&T's real estate lending by product type and geographic distribution can be found in Table 14 herein. The 222.5% increase in the provision for credit losses during 2008 compared to 2007 was primarily the result of these same issues.

Noninterest Income

Noninterest income has become, and will continue to be, a significant contributor to BB&T's financial success. Noninterest income includes insurance income, service charges on deposit accounts, mortgage banking income, investment banking and brokerage fees and commissions, trust and investment advisory revenues, gains and losses on securities transactions, and commissions and fees derived from other activities. Noninterest income as a percentage of total FTE revenues has steadily increased in recent years, totaling 44.2% for 2009. Excluding net securities gains and a gain from the sale of BB&T's payroll processing business, noninterest income was 42.8% of total revenues in 2009. Exceeding 40% on this measure had been a management objective for several years. Management has established a goal for noninterest income to exceed 45% of total revenues in the next few years to further reduce BB&T's reliance on traditional spread-based interest income, as fee-based activities are a relatively stable revenue source during periods of changing interest rates.

The following table provides a breakdown of BB&T's noninterest income:

Table 18
Noninterest Income

	Years Ended December 31,			% Change	
	2009	2008	2007	2009 v. 2008	2008 v. 2007
	(Dollars in millions)				
Insurance income	**$1,047**	$ 928	$ 853	12.8%	8.8%
Service charges on deposits	**690**	673	611	2.5	10.1
Mortgage banking income	**658**	275	115	139.3	139.1
Investment banking and brokerage fees and commissions	**346**	354	343	(2.3)	3.2
Other nondeposit fees and commissions	**229**	189	184	21.2	2.7
Checkcard fees	**227**	201	180	12.9	11.7
Bankcard fees and merchant discounts	**156**	151	139	3.3	8.6
Trust and investment advisory revenues	**139**	147	162	(5.4)	(9.3)
Securities gains (losses), net	**199**	107	(3)	86.0	NM
Income from bank-owned life insurance	**97**	84	101	15.5	(16.8)
Other income	**146**	88	89	65.9	(1.1)
Total noninterest income	**$3,934**	$3,197	$2,774	23.1	15.2

NM—not meaningful

The 23.1% growth in noninterest income was the result of increased revenues from almost all of BB&T's fee-based businesses during 2009. These increases were partially offset by small declines in investment banking and brokerage fees and commissions and trust and investment advisory revenues. During 2008, noninterest income grew 15.2% as a result of increased revenues from all of BB&T's fee-based businesses, with the exception of declines in income from bank-owned life insurance and trust and investment advisory services. The major categories of noninterest income and fluctuations in these amounts are discussed in the following paragraphs. These fluctuations reflect the impact of acquisitions.

Income from BB&T's insurance agency/brokerage operations was the largest source of noninterest income. Internal growth, combined with the expansion of BB&T's insurance agency network through acquisitions during the last two years, resulted in growth of 12.8% in 2009 and 8.8% in 2008. The increase in insurance income in 2009 compared to 2008 was primarily driven by commissions for property and casualty insurance, which increased $77 million primarily due to acquisitions. In addition, employee benefit commissions and other insurance fees increased $14 million and $11 million, respectively. The increase in commission income during 2008 was primarily related to revenues from a new product initiative that was introduced in the second half of 2007. Additionally, commissions for property and casualty and employee benefit insurance each increased $19 million.

Service charges on deposit accounts represent BB&T's second largest category of noninterest revenue. Service charge revenue grew $17 million, or 2.5%. Service charge revenue increased $62 million, or 10.1%, during 2008. The increase in 2009 was primarily a result of the acquisition of Colonial and growth in transaction accounts. The 2008 increase was generated by increased revenues from overdraft items and strong transaction account growth during 2008.

Investment banking and brokerage fees and commissions decreased $8 million, or 2.3%, compared to 2008. The 3.2% increase in 2008 compared to 2007 resulted primarily from increased revenues of $19 million from BB&T Capital Markets, a division of Scott & Stringfellow. This increase was partially offset by a decline of $13 million related to commissions from retail accounts at Scott & Stringfellow.

Other nondeposit fees and commissions, including bankcard fees and merchant discounts and checkcard fees increased $71 million, or 13.1%, during 2009 compared to 2008. During 2008, these categories increased $38 million, or 7.6%, compared to 2007. The growth in 2009 was partially due to a $27 million increase as a result of issuing more letters of credit and other commercial loan servicing fees. The increases in 2009 and 2008 also included additional checkcard fees of $26 million and $21 million, respectively, as clients continued to show a preference for utilizing electronic forms of payment rather than traditional paper checks. Bankcard fees also grew $5 million in 2009 compared to 2008 and $12 million in 2008 compared to 2007, as a result of strong sales of merchant services.

Trust and investment advisory revenues are based on the types of services provided as well as the overall value of the assets managed, which is affected by stock market conditions. During 2009, trust and investment advisory revenues decreased by $8 million, or 5.4%, compared to 2008. During 2008, trust and investment advisory revenues decreased by $15 million, or 9.3%, compared to 2007, primarily because of the decline in the value of assets under management.

Income from mortgage banking activities includes gains and losses from the sale of mortgage loans, revenue from servicing mortgage loans, valuation adjustments for mortgage servicing rights, mortgage servicing rights-related derivative gains/losses and the amortization or realization of expected mortgage servicing rights cash flows. Mortgage banking income totaled $658 million, $275 million and $115 million during 2009, 2008 and 2007, respectively. The following table provides a breakdown of the various components of mortgage banking income and related statistical information:

Table 19
Mortgage Banking Income and Related Statistical Information

Mortgage Banking Income	As of/ For the Years Ended December 31, 2009	2008	2007	% Change 2009 v. 2008	% Change 2008 v. 2007
	(Dollars in millions)				
Residential Mortgage Banking:					
Residential mortgage production income	**$ 457**	$ 127	$ 47	259.8%	170.2%
Residential Mortgage Servicing:					
Residential mortgage servicing fees	**190**	145	114	31.0	27.2
Residential mortgage servicing rights increase (decrease) in fair value due to change in valuation inputs or assumptions	**190**	(220)	(60)		
Mortgage servicing rights hedging (losses) gains	**(98)**	262	64		
Net	**92**	42	4	119.0	NM
Realization of expected residential mortgage servicing rights cash flows	**(126)**	(94)	(90)	34.0	4.4
Total residential mortgage servicing income	**156**	93	28	67.7	232.1
Total residential mortgage banking income	**613**	220	75	178.6	193.3
Commercial Mortgage Banking:					
Commercial mortgage banking revenues	**63**	69	46	(8.7)	50.0
Amortization of commercial mortgage servicing rights	**(18)**	(14)	(6)	28.6	133.3
Total commercial mortgage banking income	**45**	55	40	(18.2)	37.5
Total mortgage banking income	**$ 658**	$ 275	$115	139.3	139.1

NM = not meaningful

Mortgage Banking Statistical Information	As of/ For the Years Ended December 31, 2009	2008	2007	% Change 2009 v. 2008	% Change 2008 v. 2007
	(Dollars in millions)				
Residential mortgage originations	**$28,183**	$16,438	$11,940	71.5%	37.7%
Residential mortgage loans serviced for others	**54,523**	40,677	32,093	34.0	26.7
Residential mortgage loan sales	**25,773**	13,405	7,547	92.3	77.6
Commercial mortgage originations	**2,342**	3,717	3,012	(37.0)	23.4
Commercial mortgage loans serviced for others	**24,253**	23,902	20,752	1.5	15.2

Mortgage banking income increased $383 million, or 139.3%, during 2009. This increase includes the net change in the mortgage servicing rights valuation, which resulted in an increase of $50 million compared to 2008. Mortgage banking income for 2008 included certain one-time items associated with the implementation of fair value accounting standards that benefited results by approximately $23 million. Excluding the impact of these items, mortgage banking income increased $356 million compared to the same period last year. The growth in mortgage banking income is primarily attributable to record production revenues from residential mortgage banking operations, including $28.2 billion in mortgage loan originations during 2009 compared to $16.4 billion during 2008. Mortgage banking income increased $160 million, or 139.1%, during 2008. This increase was primarily due to a change in accounting standards, which resulted in an increase of $74 million compared to 2007. Of the $74 million increase relating to the adoption of new accounting standards, approximately $55 million relates to the elimination of recognizing the cost of originating loans as a reduction in revenues and resulted in a corresponding increase in personnel expense. The net change in the valuation of mortgage servicing rights resulted in a $38 million increase compared to 2007. Excluding the impact of these items, mortgage banking income increased $48 million, or 43.2%, compared to 2007. The growth in mortgage banking income for 2008 compared to 2007 includes strong production revenues from both residential and commercial mortgage banking operations. The growth in commercial mortgage banking revenues was the result of the acquisition of Collateral Real Estate Capital, LLC ("Collateral") in the fourth quarter of 2007. BB&T combined the operations of Collateral with its existing commercial mortgage banking operations and renamed the subsidiary Grandbridge Real Estate Capital LLC ("Grandbridge"). The acquisition of Collateral significantly expanded the size and product offerings of BB&T's commercial mortgage banking activities.

BB&T recognized $199 million in net securities gains during 2009 compared to net gains of $107 million and net losses of $3 million during 2008 and 2007, respectively. The net securities gains recognized in 2009 included $240 million of net gains realized from securities sales and $41 million of losses as a result of other-than-temporary impairments. The net securities gains recognized in 2008 included $211 million of net gains from securities sales and $104 million of losses as a result of other-than-temporary impairments.

Income from bank owned life insurance ("BOLI") increased $13 million, or 15.5%, in 2009 compared to 2008, primarily due to a valuation adjustment in the prior year that resulted from a decline in the underlying assets of certain insurance policies. BOLI income decreased $17 million, or 16.8%, in 2008 compared to 2007.

Other income increased $58 million, or 65.9%, in 2009 compared to 2008, primarily due to a $74 million increase in the value of various financial assets isolated for the purpose of providing post-employment benefits. The increase in the value of these assets is neutral to net income as these gains relate to participant's accounts and increase the amount of benefits that will be paid in the future. The current year also included a $27 million gain on the sale of BB&T's payroll processing business. Trading gains at Scott & Stringfellow increased $25 million and BB&T recognized $23 million in accretion on the FDIC loss share asset. These increases were partially offset by $80 million in gains in 2008 related to BB&T's ownership interest and sale of Visa, Inc. stock. The slight decrease in 2008 compared to 2007 was driven by several factors. As mentioned above, other income in 2008 included gains related to BB&T's ownership interest and sale of Visa, Inc. stock that amounted to $80 million. In addition, revenues from client derivative activities were $22 million higher in 2008 compared to 2007. These increases were offset by a number of factors, including a $50 million decline in the value of various financial assets isolated for the purpose of providing post-employment benefits. The decline in the value of these assets is neutral to net income as these losses relate to participant's accounts and reduce the amount of benefits that will be paid in the future. Earnings from investments in low income housing partnerships that generate tax benefits declined $39 million and net revenues from BB&T's venture capital investments declined $26 million. In addition, the change in results for 2008 compared to 2007 were affected by certain items that occurred in 2007, including a gain of $19 million on the sale of an insurance operation and $33 million in losses from capital markets activities due to disruptions in the financial markets that decreased the value of certain trading securities and derivative contracts.

The ability to generate significant amounts of noninterest revenue in the future will be very important to the continued financial success of BB&T. Through its subsidiaries, BB&T will continue to focus on asset management, mortgage banking, trust, insurance, investment banking and brokerage services, as well as other fee-producing products and services. BB&T plans to continue to pursue acquisitions of additional financial services companies, including insurance agencies and other fee income producing businesses as a means of expanding fee-based revenues. Also, among BB&T's principal strategies following the acquisition of a financial institution is the cross-sell of noninterest income generating products and services to the acquired institution's client base. As previously mentioned, management has set a goal to increase the contribution of noninterest revenue sources to 45% of total income over the next few years.

Noninterest Expense

Noninterest expense totaled $4.9 billion in 2009, $3.9 billion in 2008 and $3.6 billion in 2007. Noninterest expense includes certain merger-related and restructuring charges recorded during the years 2009, 2008 and 2007 as noted in Table 21 below. These amounts totaled $38 million in 2009, $15 million in 2008 and $21 million in 2007. Additional disclosures related to these merger-related and restructuring charges are presented in "Merger-Related and Restructuring Charges." The table below shows the components of noninterest expense and the discussion that follows explains the composition of certain categories and the factors that caused them to change in 2009 and 2008.

Table 20
Noninterest Expense

	Years Ended December 31,			% Change	
	2009	2008	2007	2009 v. 2008	2008 v. 2007
	(Dollars in millions)				
Salaries and wages	**$2,000**	$1,863	$1,715	7.4%	8.6%
Pension and other employee benefits	**517**	338	379	53.0	(10.8)
Total personnel expenses	**2,517**	2,201	2,094	14.4	5.1
Net occupancy expense on bank premises	**366**	310	286	18.1	8.4
Furniture and equipment expense	**213**	199	191	7.0	4.2
Total occupancy and equipment expenses	**579**	509	477	13.8	6.7
Foreclosed property expense	**356**	79	31	NM	154.8
Professional services	**262**	204	139	28.4	46.8
Regulatory charges	**230**	30	14	NM	114.3
Loan processing expenses	**135**	125	111	8.0	12.6
Amortization of intangibles	**114**	100	104	14.0	(3.8)
Software	**94**	74	58	27.0	27.6
Operational losses	**60**	17	36	NM	(52.8)
Deposit related expense	**53**	49	43	8.2	14.0
Telephone	**47**	42	43	11.9	(2.3)
Travel and transportation	**39**	52	52	(25.0)	—
Supplies	**35**	40	38	(12.5)	5.3
Other marketing expense	**33**	46	46	(28.3)	—
Advertising and public relations	**31**	50	45	(38.0)	11.1
Merger-related and restructuring charges, net	**38**	15	21	153.3	(28.6)
Other noninterest expenses	**308**	278	272	10.8	2.2
Total noninterest expense	**$4,931**	$3,911	$3,624	26.1	7.9

NM—not meaningful

The 26.1% and 7.9% increases in total noninterest expense during 2009 and 2008 were primarily due to increases in personnel costs, foreclosed property expense and professional services. In addition, 2009 reflects a significant increase in regulatory charges as a result of increased FDIC insurance premiums. The increases during 2009 and 2008 were impacted by the acquisitions of Colonial during 2009 and AFCO and Coastal during 2007 and several nonbank financial services companies during 2007 through 2009.

Total personnel expense is the largest component of noninterest expense and includes salaries and wages, as well as pension and other employee benefit costs. Total personnel expense increased $316 million, or 14.4%, in 2009. This increase was partially driven by increases in salaries and wages of $137 million which includes the impact of acquisitions. Other post-employment benefits expense and pension plan expense also increased $67 million and $66 million, respectively. The increase in pension expense was largely the result of a reduction in the discount rate and a decline the value of plan assets, whereas the increase in other post employment benefits expense was due to increases in the value of participant's accounts and was offset by a similar increase in noninterest income. In addition, health care and other welfare expenses were higher by $36 million.

The 2008 increase of 5.1% resulted primarily from additional salaries and wages as a result of acquisitions and the implementation of the fair value option for loans held for sale, which changed the accounting for loan origination costs. Total salaries and wages expense increased $148 million, or 8.6%, in 2008 compared to 2007, primarily due to annual salary increases and higher overall headcount. The increase also includes approximately $55 million related to the change in accounting for loans held for sale as discussed previously and a decrease in annual incentive compensation. The 10.8% decrease in pension and other employee benefit costs was driven by a decrease in nonqualified defined contribution plan expense of $52 million, which is based on the value of assets in the participant's accounts. In addition, defined benefit plan expenses were down $23 million in 2008 compared to 2007 due to contributions made to the qualified pension plan in 2007 and 2008 that increased the estimated return on plan assets that is recorded as a component of defined benefit plan expense. These decreases were partially offset by an increase in health care and other welfare expenses of $20 million in 2008 compared to 2007. Additional disclosures relating to BB&T's benefit plans can be found in Note 14 "Benefit Plans" in the "Notes to Consolidated Financial Statements."

Net occupancy and equipment expense increased $70 million, or 13.8%, in 2009. The increase in 2009 was primarily due to increased rent expense related to the Colonial acquisition. During 2008, net occupancy and equipment expense increased by $32 million, or 6.7%. The increase in 2008 was largely a result of increased lease expenses due to BB&T's de novo branching strategy.

Foreclosed property expense increased $277 million in 2009. The increase in 2009 was primarily due to rising maintenance costs, valuation adjustments and sales of foreclosed property. Maintenance cost on foreclosed properties increased by $67 million in 2009 compared to 2008, while valuation adjustments and losses from sales of properties increased by $206 million compared to the same period in 2008. BB&T's inventory of foreclosed property increased by $913 million compared to year-end 2008 as a result of the economic recession and challenges in the residential real estate market. Foreclosed property expense increased by $48 million in 2008.

Regulatory charges increased $200 million in 2009. The increase in 2009 was a result of higher FDIC insurance expense which increased $201 million. The higher FDIC insurance expense reflects increased premiums charged by the FDIC as one step the FDIC has taken to insure adequate funding to resolve failed institutions. In addition to the higher premiums, the FDIC also levied a special assessment of $68 million in the second quarter of 2009. The FDIC also required that insured depository institutions prepay three years of assessments on December 31, 2009. BB&T's prepayment was $608 million and will be expensed as incurred over the three-year period based on the actual FDIC assessment calculation. During 2008, regulatory charges increased by $16 million.

Other noninterest expenses increased $157 million, or 14.4%, compared to 2008, which reflected an increase of $84 million, or 8.3%, compared to 2007. The 2009 increase was primarily the result of increases in professional services and operational losses of $58 million and $43 million, respectively. Merger-related and restructuring charges and software expense also increased $23 million and $20 million, respectively, from the prior year. The 2008 increase primarily reflected higher professional services expense and software expense. The increases for 2009 and 2008 were impacted by acquisitions completed during the past two years. Please refer to Table 20 for additional detail on fluctuations in other categories of noninterest expense.

Merger-Related and Restructuring Charges

BB&T recorded certain merger-related and restructuring charges during the years 2009, 2008 and 2007. These charges are reflected in BB&T's Consolidated Statements of Income as a category of noninterest expense. Please Refer to Note 2 "Business Combinations" in the "Notes to Consolidated Financial Statements" for a summary of mergers and acquisitions consummated during the three years ended December 31, 2009.

During 2009, BB&T recorded $38 million of merger-related and restructuring charges. These amounts were primarily associated with the acquisition of Colonial, which was completed during the year. BB&T currently estimates that total merger-related and restructuring charges for the Colonial acquisition will be approximately $185 million, of which $27 million has been expensed through December 31, 2009. The majority of the estimated charges will be incurred during the second quarter of 2010 in connection with the completion of the remaining systems conversions. The 2008 net merger-related and restructuring charges of $15 million were primarily associated with the acquisitions of insurance agencies and other merger-related and restructuring activities.

During 2007, BB&T recorded merger-related and restructuring charges of $21 million. These expenses were recorded in connection with the acquisition of Coastal and other merger-related and restructuring activities.

The following table presents the components of merger-related and restructuring charges included in noninterest expenses. This table includes changes to previously recorded merger-related accruals and period expenses for merger-related items that must be expensed as incurred. Items that are required to be expensed as incurred include certain expenses associated with systems conversions, data processing, training and other costs.

Table 21
Summary of Merger-Related and Restructuring Charges

	For the Year Ended December 31,		
	2009	2008	2007
	(Dollars in millions)		
Severance and personnel-related	$17	$ 5	$ 8
Occupancy and equipment	1	3	2
Other	20	7	11
Total	$38	$15	$21

Severance and personnel-related costs or credits include severance, employee retention, payments related to change-in-control provisions of employment contracts, outplacement services and other benefits associated with employee termination or reversals of previously estimated amounts, which typically occur in corporate support and data processing functions. Occupancy and equipment charges or credits represent merger-related and restructuring costs or gains associated with lease terminations, obsolete equipment write-offs, and the sale of duplicate facilities and equipment. Credits may result when obsolete properties or equipment are sold for more than originally estimated. Other merger-related and restructuring charges or credits include expenses necessary to convert and combine the acquired branches and operations of merged companies, direct media advertising related to the acquisitions, asset and supply inventory write-offs, litigation accruals, and other similar charges.

Merger-related and restructuring accruals are established when the costs are incurred or once all requirements for a plan to dispose of certain business functions have been approved by management. In general, a major portion of accrued costs are utilized in conjunction with or immediately following the systems conversion, when most of the duplicate positions are eliminated and the terminated employees begin to receive severance. Other accruals are utilized over time based on the sale, closing or disposal of duplicate facilities or equipment or the expiration of lease contracts. Merger and restructuring accruals are re-evaluated periodically and adjusted as necessary. The remaining accruals at December 31, 2009 are expected to be utilized during 2010, unless they relate to specific contracts that expire in later years. The following tables present a summary of activity with respect to BB&T's merger and restructuring accruals. These tables include costs reflected as expenses, as presented in the table above, and certain accruals recorded through purchase accounting adjustments.

Merger-related and Restructuring Accrual Activity

(Dollars in millions)

	Balance January 1, 2008	Accrued at acquisition	Merger-related and restructuring charges	Utilized	Other, net	Balance December 31, 2008
Severance and personnel-related	$ 9	$ 3	$ 5	$(10)	$—	$ 7
Occupancy and equipment	4	1	3	(2)	—	6
Other	3	8	7	(8)	1	11
Total	$16	$ 12	$15	$(20)	$ 1	$24

	Balance January 1, 2009	Accrued at acquisition	Merger-related and restructuring charges	Utilized	Other, net	Balance December 31, 2009
Severance and personnel-related	$ 7	$—	$17	$(18)	$—	$ 6
Occupancy and equipment	6	—	1	(2)	(2)	3
Other	11	—	20	(28)	3	6
Total	$24	$—	$38	$(48)	$ 1	$15

Provision for Income Taxes

BB&T's provision for income taxes totaled $159 million for 2009, a decrease of $391 million, or 71.1%, compared to 2008. The decline in the provision for income taxes during 2009 was largely due to lower pretax income, stable tax-exempt income and non-taxable gains of $19 million primarily related to leveraged lease terminations. The provisions for income taxes totaled $550 million in 2008 and $836 million in 2007. BB&T's effective tax rates for the years ended 2009, 2008 and 2007 were 15.3%, 26.5% and 32.4%, respectively. The decline in the provision for income taxes during 2008 was largely due to lower pretax income, as well as a credit of $60 million related to leveraged leases as discussed below. A reconciliation of the effective tax rate to the statutory tax rate is included in Note 13 "Income Taxes" in the "Notes to Consolidated Financial Statements" herein.

BB&T has extended credit to, and invested in, the obligations of states and municipalities and their agencies, and has made other investments and loans that produce tax-exempt income. The income generated from these investments together with certain other transactions that have favorable tax treatment have reduced BB&T's overall effective tax rate from the statutory rate in 2009, 2008 and 2007.

BB&T continually monitors and evaluates the potential impact of current events and circumstances on the estimates and assumptions used in the analysis of its income tax positions and, accordingly, BB&T's effective tax rate may fluctuate in the future. On a periodic basis, BB&T evaluates its income tax positions based on tax laws and regulations and financial reporting considerations, and records adjustments as appropriate. This evaluation takes into consideration the status of current taxing authorities' examinations of BB&T's tax returns, recent positions taken by the taxing authorities on similar transactions, if any, and the overall tax environment in relation to tax-advantaged transactions. Accordingly, the results of these examinations may alter the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. In February 2010, BB&T received a statutory notice of deficiency from the IRS for tax years 2002-2007 asserting a liability for taxes, penalties and interest of approximately $890 million related to foreign tax credits and other deductions claimed by a deconsolidated subsidiary in connection with a financing transaction. Management has consulted with outside counsel and continues to believe that BB&T's treatment of this transaction was in compliance with applicable tax laws and regulations. Consequently, BB&T will pay the disputed tax, penalties and interest in the first quarter of 2010 and then file a lawsuit seeking a refund in federal court. Management believes the Company's current reserves for this matter are adequate, although the final outcome is uncertain. Final resolution of this matter is not expected to occur within the next twelve months. Various years remain subject to examination by state taxing authorities. Please refer to Note 13 "Income Taxes" in the "Notes to Consolidated Financial Statements" herein for additional disclosures related to BB&T's unresolved tax issues related to tax examinations by the IRS and other taxing authorities.

During the fourth quarter of 2008, BB&T agreed to treat its leveraged leases in accordance with the IRS's proposal that, among other things, allows 20% of deductions, imputes interest income and deems the remaining transactions to be terminated as of December 31, 2008. As a result of this settlement, BB&T recognized pre-tax interest income of $93 million, or $60 million after-tax, which is reflected as a reduction in tax expense. As a result of changes in the timing of tax payments, a recalculation of each transaction was required that resulted in a $67 million charge to interest income and a corresponding $24 million tax benefit. As part of the IRS proposal, all gains on leases terminated prior to December 31, 2010 are treated as nontaxable. During 2009, BB&T terminated a number of leveraged lease transactions, which resulted in tax benefits of $18 million.

Market Risk Management

The effective management of market risk is essential to achieving BB&T's strategic financial objectives. As a financial institution, BB&T's most significant market risk exposure is interest rate risk; however, market risk also includes product liquidity risk, price risk and volatility risk. The primary objective of interest rate risk management is to minimize any adverse effect that changes in interest rates may have on net interest income. This is accomplished through active management of asset and liability portfolios with a focus on the strategic pricing of asset and liability accounts and management of appropriate maturity mixes of assets and liabilities. The goal of these activities is the development of appropriate maturity and repricing opportunities in BB&T's portfolios of assets and liabilities that will produce consistent net interest income during periods of changing interest rates. BB&T's Market Risk and Liquidity Committee monitors loan, investment and liability portfolios to ensure comprehensive management of interest rate risk. These portfolios are analyzed for proper fixed-rate and variable-rate mixes under various interest rate scenarios.

The asset/liability management process is designed to achieve relatively stable net interest margins and assure liquidity by coordinating the volumes, maturities or repricing opportunities of earning assets, deposits and borrowed funds. It is the responsibility of the Market Risk and Liquidity Committee to determine and achieve the most appropriate volume and mix of earning assets and interest-bearing liabilities, as well as to ensure an adequate level of liquidity and capital, within the context of corporate performance goals. The Market Risk and Liquidity Committee also sets policy guidelines and establishes long-term strategies with respect to interest rate risk exposure and liquidity. The Market Risk and Liquidity Committee meets regularly to review BB&T's interest rate risk and liquidity positions in relation to present and prospective market and business conditions, and adopts funding and balance sheet management strategies that are intended to ensure that the potential impact on earnings and liquidity as a result of fluctuations in interest rates is within acceptable standards.

BB&T uses a variety of financial instruments to manage various financial risks. These instruments, commonly referred to as derivatives, primarily consist of interest-rate swaps, swaptions, caps, floors, collars, financial forward and futures contracts, when-issued securities and options written and purchased. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. BB&T uses derivatives primarily to manage risk related to securities, business loans, Federal funds purchased, other overnight funding, long-term debt, mortgage servicing rights, mortgage banking operations and certificates of deposit. BB&T also uses derivatives to facilitate transactions on behalf of its clients. BB&T's derivatives produced a benefit to net interest income of $209 million during 2009, a benefit to net interest income of $101 million in 2008 and a decrease in net interest income of $19 million in 2007. The increase in benefits to net interest income from derivatives activities during 2009 compared to 2008 was primarily the result of benefits received on interest rate swaps on commercial loans. The increase in benefits to net interest income from 2007 to 2008 can primarily be attributed to decreases in rates that affected the benefits received on BB&T's interest rate swaps on its medium and long-term debt.

Derivative contracts are written in amounts referred to as notional amounts. Notional amounts only provide the basis for calculating payments between counterparties and do not represent amounts to be exchanged between parties, and are not a measure of financial risk. On December 31, 2009, BB&T had derivative financial instruments outstanding with notional amounts totaling $66.2 billion. The estimated net fair value of open contracts was $283 million at December 31, 2009.

See Note 19 "Derivative Financial Instruments" in the "Notes to Consolidated Financial Statements" herein for additional disclosures.

Impact of Inflation and Changing Interest Rates

The majority of BB&T's assets and liabilities are monetary in nature and, therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. Fluctuations in interest rates and actions of the Federal Reserve Board to regulate the availability and cost of credit have a greater effect on a financial institution's profitability than do the effects of higher costs for goods and services. Through its balance sheet management function, which is monitored by the Market Risk and Liquidity Committee, management believes that BB&T is positioned to respond to changing needs for liquidity, changes in interest rates and inflationary trends.

BB&T's interest rate sensitivity is illustrated in the following table. The table reflects rate-sensitive positions at December 31, 2009, and is not necessarily indicative of positions on other dates. The carrying amounts of interest rate sensitive assets and liabilities are presented in the periods in which they next reprice to market rates or mature and are aggregated to show the interest rate sensitivity gap. To reflect anticipated prepayments, certain asset and liability categories are shown in the table using estimated cash flows rather than contractual cash flows.

Table 22
Interest Rate Sensitivity Gap Analysis
December 31, 2009

	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
	(Dollars in millions)				
Assets					
Securities and other interest-earning assets (1,4)	$ 6,981	$ 7,769	$ 4,932	$16,120	$ 35,802
Federal funds sold and securities purchased under resale agreements or similar arrangements	398	—	—	—	398
Loans and leases (2)	72,351	15,727	7,600	10,529	106,207
Total interest-earning assets	79,730	23,496	12,532	26,649	142,407
Liabilities					
Client time deposits	26,177	9,933	1,373	3	37,486
Other client deposits with no stated maturity (3)	21,380	13,654	3,499	11,796	50,329
Other interest-bearing deposits (4)	6,728	1,151	—	326	8,205
Federal funds purchased, securities sold under repurchase agreements and Short-term borrowed funds	8,106	—	—	—	8,106
Long-term debt (4)	5,133	3,338	1,270	11,635	21,376
Total interest-bearing liabilities	67,524	28,076	6,142	23,760	125,502
Asset-liability gap	$12,206	$ (4,580)	$ 6,390	$ 2,889	
Cumulative interest rate sensitivity gap	$12,206	$ 7,626	$14,016	$16,905	

(1) Securities based on amortized cost.
(2) Loans and leases include loans held for sale and are net of unearned income.
(3) Projected runoff of deposits that do not have a contractual maturity date was computed based upon decay rate assumptions developed by bank regulators to assist banks in addressing FDICIA rule 305.
(4) The maturity periods have been adjusted to reflect the impact of hedging strategies.

Management uses Interest Sensitivity Simulation Analysis ("Simulation") to measure the sensitivity of projected earnings to changes in interest rates. The Simulation model projects net interest income and interest rate risk for a rolling two-year period of time. Simulation takes into account the current contractual agreements that BB&T has made with its customers on deposits, borrowings, loans, investments and commitments to enter into those transactions. Furthermore, the Simulation considers the impact of expected customer behavior. Management monitors BB&T's interest sensitivity by means of a computer model that incorporates the current volumes, average rates earned and paid, and scheduled maturities and payments of asset and liability portfolios, together with multiple scenarios of projected prepayments, repricing opportunities and anticipated volume growth. Using this information, the model projects earnings based on projected portfolio balances under multiple interest rate scenarios. This level of detail is needed to simulate the effect that changes in interest rates and portfolio balances may have on the earnings of BB&T. This method is subject to the accuracy of the assumptions that underlie the process, but management believes that it provides a better illustration of the sensitivity of earnings to changes in interest rates than other analyses such as static or dynamic gap. In addition to Simulation analysis, BB&T uses Economic Value of Equity ("EVE") analysis to focus on changes in capital given potential changes in interest rates. This measure also allows BB&T to analyze interest rate risk that falls outside the analysis window contained in the Simulation model. The EVE model is a discounted cash flow of the entire portfolio of BB&T's assets, liabilities, and derivatives instruments. The difference in the present value of assets minus the present value of liabilities is defined as the economic value of BB&T's equity.

The asset/liability management process requires a number of key assumptions. Management determines the most likely outlook for the economy and interest rates by analyzing external factors, including published economic projections and data, the effects of likely monetary and fiscal policies, as well as any enacted or prospective regulatory changes. BB&T's current and prospective liquidity position, current balance sheet volumes and projected growth, accessibility of funds for short-term needs and capital maintenance are also considered. This data is combined with various interest rate scenarios to provide management with the information necessary to analyze interest sensitivity and to aid in the development of strategies to reach performance goals.

The following table shows the effect that the indicated changes in interest rates would have on net interest income as projected for the next twelve months under the "most likely" interest rate scenario incorporated into the Simulation model. Key assumptions in the preparation of the table include prepayment speeds of mortgage-related assets, cash flows and maturities of derivative financial instruments, loan volumes and pricing, deposit sensitivity, customer preferences and capital plans. The resulting change in interest sensitive income reflects the level of sensitivity that interest sensitive income has in relation to changing interest rates.

Table 23
Interest Sensitivity Simulation Analysis

	Interest Rate Scenario		Annualized Hypothetical Percentage Change in Net Interest Income	
	Prime Rate			
	December 31,		December 31,	
Linear Change in Prime Rate	2009	2008	2009	2008
2.00%	5.25%	5.25%	1.60%	1.87%
1.00	4.25	4.25	.59	1.65
No Change	3.25	3.25	—	—
(.25)	3.00	3.00	.38	(1.54)

The Market Risk and Liquidity Committee has established parameters measuring interest sensitivity that prescribe a maximum negative impact on net interest income of 2% for the next 12 months for a linear change of 100 basis points over four months followed by a flat interest rate scenario for the remaining eight month period, and a maximum negative impact of 4% for a linear change of 200 basis points over eight months followed by a flat interest rate scenario for the remaining four month period. In the event that the results of the Simulation model fall outside the established parameters, management will make recommendations to the Market Risk and Liquidity Committee on the most appropriate response given the current economic forecast. Management only modeled a negative 25 basis point decline in the current period because larger declines would have resulted in a Federal funds rate of less than zero.

The following table shows the effect that the indicated changes in interest rates would have on EVE as projected under the "most likely" interest rate scenario incorporated into the EVE model. Key assumptions in the preparation of the table include prepayment speeds of mortgage-related assets, cash flows and maturities of derivative financial instruments, loan volumes and pricing, and deposit sensitivity. The resulting change in the economic value of equity reflects the level of sensitivity that EVE has in relation to changing interest rates.

Table 24
Economic Value of Equity ("EVE") Simulation Analysis

	EVE/Assets		Hypothetical Percentage Change in EVE	
	December 31,		December 31,	
Change in Rates	2009	2008	2009	2008
2.00%	7.3%	7.2%	.6%	(2.6)%
1.00	7.3	7.4	.6	1.0
No Change	7.2	7.4	—	—
(.25)	7.2	7.3	(.5)	(1.3)

Liquidity

Liquidity represents BB&T's continuing ability to meet funding needs, primarily deposit withdrawals, timely repayment of borrowings and other liabilities, and funding of loan commitments. In addition to the level of liquid assets, such as trading securities and securities available for sale, many other factors affect the ability to meet liquidity needs, including access to a variety of funding sources, maintaining borrowing capacity in national money markets, growing core deposits, the repayment of loans and the capability to securitize or package loans for sale.

The purpose of the Parent Company is to serve as the capital financing vehicle for the operating subsidiaries. The assets of the Parent Company consist primarily of cash on deposit with Branch Bank, equity investments in subsidiaries, advances to subsidiaries, accounts receivable from subsidiaries, and other miscellaneous assets. The principal obligations of the Parent Company are principal and interest on master notes, long-term debt, and redeemable capital securities. The main sources of funds for the Parent Company are dividends and management fees from subsidiaries, repayments of advances to subsidiaries, and proceeds from the issuance of long-term debt and master notes. The primary uses of funds by the Parent Company are for the retirement of common stock, investments in subsidiaries, advances to subsidiaries, dividend payments to shareholders, and interest and principal payments due on long-term debt and master notes.

The primary source of funds used for Parent Company cash requirements has been net proceeds from the issuance of long-term debt, which totaled $3.9 billion in 2009. In addition, dividends received from Branch Bank and its subsidiaries totaled $459 million during 2009. Funds raised through master note agreements with commercial clients are placed in a note receivable at Branch Bank primarily for its use in meeting short-term funding needs and, to a lesser extent, to support the short-term temporary cash needs of the Parent Company. At December 31, 2009 and 2008, master note balances totaled $1.0 billion and $1.7 billion, respectively.

The Parent Company had five issues of senior notes outstanding totaling $2.8 billion and five issues of subordinated notes outstanding totaling $3.0 billion at December 31, 2009. In addition, as of December 31, 2009, the Parent Company had $3.3 billion of junior subordinated debentures outstanding to unconsolidated trusts. Please refer to Note 10 "Long-Term Debt" in the "Notes to Consolidated Financial Statements" for additional information with respect to these senior notes, subordinated notes and junior subordinated debentures.

Branch Bank has several major sources of funding to meet its liquidity requirements, including access to capital markets through issuance of senior or subordinated bank notes and institutional certificates of deposit, access to the FHLB system, dealer repurchase agreements and repurchase agreements with commercial clients, participation in the Treasury, Tax and Loan and Special Direct Investment programs with the Federal Reserve Bank, access to the overnight and term Federal funds markets, use of a Cayman branch facility, access to retail brokered certificates of deposit and a borrower in custody program with the Federal Reserve Bank for the discount window. As of December 31, 2009, BB&T has approximately $39 billion of secured borrowing capacity, which represents approximately 413% of one year wholesale funding maturities.

BB&T's and Branch Bank's ability to raise funding at competitive prices is affected by the rating agencies' views of BB&T's and Branch Bank's credit quality, liquidity, capital and earnings. Management meets with the rating agencies on a routine basis to discuss the current outlook for BB&T and Branch Bank. The ratings for BB&T and Branch Bank by the four major rating agencies are detailed in the table below.

Table 25
Credit Ratings of BB&T Corporation and Branch Bank
December 31, 2009

	S&P	Moody's	Fitch	DBRS
BB&T Corp.				
Commercial Paper	A-1	P1	F1	R-1(middle)
Issuer	A	A1	A+	AA(low)
LT/Senior debt	A	A1	A+	AA(low)
Subordinated debt	A-	A2	A	A(high)
Trust Preferred Securities	BBB	A2	A-	A(high)
Branch Bank				
Bank financial strength	A+/A-1	B	B	NA
Long term deposits	A+	Aa2	AA-	AA
LT/Senior unsecured bank notes	A+	Aa2	A+	AA
Other long term senior obligations	A+	Aa2	AA-	AA
Other short term senior obligations	A-1	P1	F1	R-1(high)
Short term bank notes	A-1	P1	F1	R-1(high)
Short term deposits	A-1	P1	F1+	R-1(high)
Subordinated bank notes	A	Aa3	A	AA(low)
Ratings Outlook:				
Credit Trend	Stable	Negative	Negative	Negative

On February 17, 2010, Moody's Investors Service announced a downgrading of BB&T's trust preferred securities from "A2" to "A3" due to a change in their methodology for evaluating these types of securities.

BB&T, Branch Bank and BB&T FSB have Contingency Funding Plans ("CFPs") designed to ensure that liquidity sources are sufficient to meet their ongoing obligations and commitments, particularly in the event of a liquidity contraction. The CFPs are designed to examine and quantify the organization's liquidity under various "stress" scenarios. Additionally, the CFPs provide a framework for management and other critical personnel to follow in the event of a liquidity contraction or in anticipation of such an event. The CFPs address authority for activation and decision making, liquidity options and the responsibilities of key departments in the event of a liquidity contraction.

Management believes current sources of liquidity are adequate to meet BB&T's current requirements and plans for continued growth. See Note 6 "Premises and Equipment," Note 10 "Long-Term Debt" and Note 15 "Commitments and Contingencies" in the "Notes to Consolidated Financial Statements" for additional information regarding outstanding balances of sources of liquidity and contractual commitments and obligations.

Contractual Obligations, Commitments, Contingent Liabilities, Off-Balance Sheet Arrangements, and Related Party Transactions

The following table presents, as of December 31, 2009, BB&T's significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient. The table excludes liabilities recorded where management cannot reasonably estimate the timing of any payments that may be required in connection with these liabilities. Further discussion of the nature of each obligation is included in Note 15 "Commitments and Contingencies" in the "Notes to Consolidated Financial Statements."

Table 26
Contractual Obligations and Other Commitments
December 31, 2009

	Total	Less than One Year	1 to 3 Years	3 to 5 Years	After 5 Years
		(Dollars in millions)			
Contractual Cash Obligations					
Long-term debt	$21,376	$ 326	$ 3,702	$2,672	$14,676
Operating leases (1)	1,199	172	280	208	539
Commitments to fund affordable housing investments	371	286	64	20	1
Venture capital commitments	183	68	105	10	—
Tax assessment (2)	890	890	—	—	—
Purchase of premises and equipment from FDIC (3)	200	200	—	—	—
Time deposits	45,691	32,905	11,084	1,373	329
Total contractual cash obligations	$69,910	$34,847	$15,235	$4,283	$15,545

(1) Excludes leases associated with the Colonial acquisition that were assumed in February 2010. Annual lease payments of approximately $30 million are expected.
(2) Disputed tax payment expected to be made in first quarter 2010 for which BB&T plans to file a lawsuit seeking a refund.
(3) Estimated value of premises and equipment to be purchased from FDIC in connection with the Colonial acquisition.

BB&T's significant commitments include certain investments in affordable housing and historic building rehabilitation projects throughout its market area. BB&T enters into such arrangements as a means of supporting local communities and recognizes tax credits relating to these investments. At December 31, 2009, BB&T's investments in such projects totaled $1.1 billion, which includes outstanding commitments of $371 million. BB&T typically acts as a limited partner in these investments and does not exert control over the operating or financial policies of the partnerships. Branch Bank typically provides financing during the construction and development of the properties; however, permanent financing is generally obtained from independent third parties upon completion of a project. As of December 31, 2009, BB&T had $165 million in loan commitments outstanding related to these projects, of which $73 million had been funded. BB&T's risk exposure relating to such commitments is generally limited to the amount of investments and loan commitments made. Please refer to Note 1 "Summary of Significant Accounting Policies" in the "Notes to Consolidated Financial Statements" for further discussion of these investments in limited partnerships.

In addition, BB&T enters into derivative contracts to manage various financial risks. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. Derivative contracts are carried at fair value on the Consolidated Balance Sheets with the fair value representing the net present value of expected future cash receipts or payments based on market interest rates as of the balance sheet date. Derivative contracts are written in amounts referred to as notional amounts, which only provide the basis for calculating payments between counterparties and are not a measure of financial risk. Therefore, the derivative liabilities recorded on the balance sheet as of December 31, 2009 do not represent the amounts that may ultimately be paid under these contracts. Further discussion of derivative instruments is included in Note 1 "Summary of Significant Accounting Policies" and Note 19 "Derivative Financial Instruments" in the "Notes to Consolidated Financial Statements."

In the ordinary course of business, BB&T indemnifies its officers and directors to the fullest extent permitted by law against liabilities arising from litigation. BB&T also issues standard representation and warranties in underwriting agreements, merger and acquisition agreements, loan sales, brokerage activities and other similar arrangements. Counterparties in many of these indemnifications provide similar indemnifications to BB&T. Although these agreements often do not specify limitations, BB&T does not believe that any payments related to these guarantees would materially change the financial condition or results of operations of BB&T.

BB&T holds public funds in certain states that do not require 100% collateralization on public fund bank deposits. In these states, should the failure of another public fund depository institution result in a loss for the public entity, the resulting shortfall would have to be absorbed on a pro-rata basis by the remaining financial institutions holding public funds in that state.

BB&T has investments and future funding commitments to certain venture capital funds. As of December 31, 2009, BB&T had investments of $281 million related to these ventures and future funding commitments of $183 million. BB&T's risk exposure relating to such commitments is generally limited to the amount of investments and future funding commitments made.

Merger and acquisition agreements of businesses other than financial institutions occasionally include additional incentives to the acquired entities to offset the loss of future cash flows previously received through ownership positions. Typically, these incentives are based on the acquired entity's contribution to BB&T's earnings compared to agreed-upon amounts. When offered, these incentives are typically issued for terms of three to five years. As certain provisions of these agreements do not specify dollar limitations, it is not possible to quantify the maximum exposure resulting from these agreements.

As a member of the Federal Home Loan Bank of Atlanta ("FHLB"), BB&T is required to maintain a minimum investment in capital stock. The board of directors of the FHLB can increase the minimum investment requirements in the event it has concluded that additional capital is required to allow it to meet its own regulatory capital requirements. Any increase in the minimum investment requirements outside of specified ranges requires the approval of the Federal Housing Finance Board. Because the extent of any obligation to increase BB&T's investment in the FHLB depends entirely upon the occurrence of a future event, potential future payments to the FHLB are not determinable.

In the normal course of business, BB&T is also a party to financial instruments to meet the financing needs of clients and to mitigate exposure to interest rate risk. Such financial instruments include commitments to extend credit and certain contractual agreements, including standby letters of credit and financial guarantee arrangements. Further discussion of these commitments is included in Note 15 "Commitments and Contingencies" in the "Notes to Consolidated Financial Statements."

BB&T's significant commitments and obligations are summarized in the accompanying table. Not all of the commitments presented in the table will be used thus the actual cash requirements are likely to be significantly less than the amounts reported.

Table 27
Summary of Significant Commitments
December 31, 2009
(Dollars in millions)

Lines of credit	$15,322
Letters of credit and financial guarantees written	7,999
Other commitments (1)	20,808
Total significant commitments	$44,129

(1) Other commitments include unfunded business loan commitments, unfunded overdraft protection on demand deposit accounts and other unfunded commitments to lend.

Related Party Transactions

The Corporation may extend credit to certain officers and directors in the ordinary course of business. These loans are made under substantially the same terms as comparable third-party lending arrangements and are in compliance with applicable banking regulations.

Capital

The maintenance of appropriate levels of capital is a management priority and is monitored on a regular basis. BB&T's principal goals related to the maintenance of capital are to provide adequate capital to support BB&T's comprehensive risk profile, preserve a sufficient capital base from which to support future growth, provide a competitive return to shareholders, comply with regulatory standards and achieve optimal credit ratings for BB&T and its subsidiaries.

Management regularly monitors the capital position of BB&T on a consolidated basis. In this regard, management's overriding policy is to maintain capital at levels that will result in BB&T being classified as "well-capitalized" for regulatory purposes and to maintain sufficient capital relative to the Corporation's level of risk. Secondarily, it is management's intent to maintain consolidated capital levels that result in regulatory risk-based capital ratios that are generally comparable with BB&T's peers of similar size, complexity and risk profile. Management particularly monitors and intends to maintain the following minimum capital ratios:

Tier 1 Capital Ratio	8.50%
Total Capital Ratio	12.00%
Tier 1 Leverage Capital Ratio	7.00%
Tangible Capital Ratio	5.50%
Tier 1 Common Equity Ratio	6.50%

Payments of cash dividends to BB&T's shareholders, which have generally been in the range of 40.0% to 60.0% of earnings, and repurchases of common shares are the methods used to manage any excess capital generated. In addition, management closely monitors the Parent Company's double leverage ratio (investments in subsidiaries as a percentage of shareholders' equity) with the intention of maintaining the ratio below 125.0%. The active management of the subsidiaries' equity capital, as described above, is the process used to manage this important driver of Parent Company liquidity and is a key element in the management of BB&T's capital position.

The capital of BB&T's subsidiaries is regularly monitored to determine if the levels that management believes are the most beneficial and efficient for their operations are maintained. Management intends to maintain capital at Branch Bank and BB&T FSB at levels that will result in these subsidiaries being classified as "well-capitalized" for regulatory purposes. Secondarily, it is management's intent to maintain Branch Bank's capital at levels that result in regulatory risk-based capital ratios that are generally comparable with peers of similar size, complexity and risk profile. If the capital levels of Branch Bank increase above these guidelines, excess capital may be transferred to the Parent Company, subject to regulatory and other operating considerations, in the form of special dividend payments.

While nonrecurring events or management decisions may result in the Corporation temporarily falling below its minimum guidelines for one or more of these ratios, it is management's intent through capital planning to return to these targeted minimums within a reasonable period of time. Such temporary decreases below these minimums are not considered an infringement of BB&T's overall capital policy provided the Corporation and Branch Bank remain "well-capitalized."

Capital Adequacy and Resources

Bank holding companies and their subsidiaries are subject to regulatory requirements with respect to risk-based capital adequacy. Capital adequacy is an important indicator of financial stability and performance.

Risk-based capital ratios measure capital as a percentage of a combination of risk-weighted balance sheet and off-balance sheet risk. The risk-weighted values of both balance sheet and off-balance sheet items are determined in accordance with risk factors specified by Federal bank regulatory pronouncements. As of December 31, 2009, federal bank regulators did not prescribe measures of tangible capital and, therefore, these measures were considered non-GAAP. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate measures of tangible capital and Tier 1 common capital. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

Tier 1 capital is calculated as common shareholders' equity, excluding the over- or underfunded status of postretirement benefit obligations, unrealized gains or losses on debt securities available for sale, unrealized gains on equity securities available for sale and unrealized gains or losses on cash flow hedges, net of deferred income taxes; plus certain mandatorily redeemable capital securities, less nonqualifying intangible assets, net of applicable deferred income taxes, and certain nonfinancial equity investments. Tier 2 capital may consist of qualifying subordinated debt, certain hybrid capital instruments, qualifying preferred stock and a limited amount of the allowance for credit losses. Tier 1 capital and Tier 2 capital combined are referred to as total regulatory capital. Tier 1 capital is required to be at least 4% of risk-weighted assets, and total capital must be at least 8% of risk-weighted assets, with one half of the minimum consisting of Tier 1 capital.

In addition to the risk-based capital measures described above, regulators have also established minimum leverage capital requirements for banking organizations. The minimum required Tier 1 leverage ratio ranges from 3% to 5% depending upon Federal bank regulatory agency evaluations of an organization's overall safety and soundness. BB&T's regulatory and tangible capital ratios are set forth in the following table.

Table 28
Capital—Components and Ratios

	December 31,	
	2009	**2008**
Risk-based:		
Tier 1	**11.5%**	12.3%
Total	**15.8**	17.4
Leverage capital	**8.5**	9.9
Non-GAAP capital measures (1)		
Tangible common equity as a percentage of tangible assets	**6.2**	5.3
Tier 1 common equity as a percentage of risk-weighted assets	**8.5**	7.1
Calculations of Tier 1 common equity and tangible assets and related measures:		
Tier 1 equity	**$ 13,456**	$ 13,446
Less:		
Preferred stock	**—**	3,082
Qualifying restricted core capital elements	**3,497**	2,607
Tier 1 common equity	**$ 9,959**	$ 7,757
Total assets	**$165,764**	$152,015
Less:		
Intangible assets, net of deferred taxes	**6,553**	5,873
Plus:		
Pre-tax regulatory adjustments for accumulated OCI	**806**	1,220
Tangible assets	**$160,017**	$147,362
Total risk-weighted assets (2)	**$117,167**	$109,757
Tangible common equity as a percentage of tangible assets	**6.2%**	5.3%
Tier 1 common equity as a percentage of risk-weighted assets	**8.5**	7.1
Tier 1 common equity	**$ 9,959**	$ 7,757
Outstanding shares at end of period	**689,750**	559,248
Tangible book value per common share	**$ 14.44**	$ 13.87

(1) Tangible common equity and Tier 1 common equity ratios are non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.
(2) Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.

As further described below and reflected in the table, BB&T has entered into a transaction involving the issuance of capital securities ("Capital Securities") by a Delaware statutory trust formed by the Company (the "Trust"). Simultaneously with the closing of this transaction, BB&T entered into a replacement capital covenant (the "Replacement Capital Covenant") for the benefit of persons that buy, hold or sell a specified series of long-term indebtedness of the Company or its largest depository institution subsidiary (the "Specified Debt"). The Replacement Capital Covenant provides that neither BB&T nor any of its subsidiaries (including the Trust) will repay, redeem or purchase any of the Capital Securities and the securities held by the Trust (the "Other Securities"), as applicable, on or before the date specified in the Replacement Capital Covenant, with certain limited exceptions, except to the extent that, during the 180 days prior to the date of that repayment, redemption or purchase, the Company has received proceeds from the sale of qualifying securities that (i) have equity-like characteristics that are the same as, or more equity-like than, the applicable characteristics of the Capital Securities or Other Securities, as applicable, at the time of repayment, redemption or purchase, and (ii) the Company has obtained the prior approval of the Federal Reserve Board, if such approval is then required by the Federal Reserve Board.

The following table identifies the (i) closing date for the transaction, (ii) issuer, (iii) series of Capital Securities issued, (iv) Other Securities, and (v) applicable Specified Debt.

Closing Date	Issuer	Capital Securities	Other Securities	Specified Debt
6/12/07	BB&T Capital Trust IV and BB&T Corporation	BB&T Capital Trust IV's $600,000,000 Fixed to Floating Rate Capital Securities	Company's $600,010,000 Fixed to Floating Rate Junior Subordinated Debentures due 2077	Company's 6.75% junior subordinated debentures due 2036 underlying the 6.75% capital securities of BB&T Capital Trust II

Common Stock and Dividends

BB&T's ability to pay dividends is primarily dependent on earnings from operations, the adequacy of capital and the availability of liquid assets for distribution. BB&T's ability to generate liquid assets for distribution is dependent on the ability of Branch Bank to pay dividends to the Parent Company. The payment of cash dividends is an integral part of providing a competitive return on shareholders' investments. The Corporation's policy is to accomplish this while retaining sufficient capital to support future growth and to meet regulatory requirements. BB&T's common dividend payout ratio, computed by dividing dividends declared per common share by basic earnings per common share, was 79.31% in 2009 compared to 68.50% in 2008. BB&T's payout ratio was higher in 2009 due to lower earnings during the economic recession. BB&T's annual cash dividends declared per common share declined 50.8% during 2009 to $.92 per common share for the year, compared to $1.87 per common share in 2008. On May 11, 2009, BB&T's Board of Directors reduced the quarterly cash dividend 68% from $.47 to $.15. Decreasing the dividend was necessary due to the continuing poor economic conditions and preserves approximately $725 million of capital per year based on the shares outstanding at the time of the decision. For the fourth quarter of 2009, BB&T's common dividend payout ratio was 55.56%. BB&T has paid a cash dividend to shareholders every year since 1903. A discussion of dividend restrictions is included in Note 16 "Regulatory Requirements and Other Restrictions" in the "Notes to Consolidated Financial Statements" and in the "Regulatory Considerations" section.

BB&T's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "BBT". BB&T's common stock was held by approximately 381,000 shareholders at December 31, 2009 compared to approximately 358,000 at December 31, 2008. The accompanying table, "Quarterly Summary of Market Prices and Dividends Paid on Common Stock," sets forth the quarterly high and low trading prices and closing sales prices for BB&T's common stock and the dividends paid per share of common stock for each of the last eight quarters.

Table 29
Quarterly Summary of Market Prices and Cash Dividends Declared on Common Stock

	2009				2008			
	Sales Prices			Cash Dividends Declared	Sales Prices			Cash Dividends Declared
	High	Low	Last		High	Low	Last	
Quarter Ended:								
March 31	$27.72	$12.90	$16.92	$.47	$36.96	$25.92	$32.06	$ .46
June 30	28.67	16.27	21.98	.15	37.85	21.40	22.77	.47
September 30	29.81	19.83	27.24	.15	45.31	18.71	37.80	.47
December 31	28.66	23.75	25.37	.15	40.00	21.47	27.46	.47
Year	$29.81	$12.90	$25.37	$.92	$45.31	$18.71	$27.46	$1.87

Share Repurchases

BB&T has periodically repurchased shares of its own common stock. In accordance with North Carolina law, repurchased shares cannot be held as treasury stock, but revert to the status of authorized and unissued shares upon repurchase.

On June 27, 2006, BB&T's Board of Directors granted authority under a plan (the "2006 Plan") for the repurchase of up to 50 million shares of BB&T's common stock as needed for general corporate purposes. The 2006 Plan also authorizes the repurchase of the remaining shares from the previous authorization. The 2006 Plan remains in effect until all the authorized shares are repurchased unless modified by the Board of Directors. No shares were repurchased in connection with the 2006 Plan during 2009 and 2008. During the year ended December 31, 2007, BB&T repurchased 7 million shares of common stock.

Table 30
Share Repurchase Activity

	2009			
	Total Shares Repurchased (1)	Average Price Paid Per Share (2)	Total Shares Purchased Pursuant to Publicly-Announced Plan	Maximum Remaining Number of Shares Available for Repurchase Pursuant to Publicly-Announced Plan
	(Shares in Thousands)			
October 1-31	9	$27.29	—	44,139
November 1-30	4	25.40	—	44,139
December 1-31	—	—	—	44,139
Total	13	$26.67	—	44,139

(1) Repurchases reflect shares exchanged or surrendered in connection with the exercise of equity-based awards under BB&T's equity-based compensation plans.
(2) Excludes commissions.

Segment Results

BB&T's operations are divided into seven reportable business segments: the Banking Network, Residential Mortgage Banking, Sales Finance, Specialized Lending, Insurance Services, Financial Services and Treasury. These operating segments have been identified based primarily on BB&T's organizational structure. See Note 21 "Operating Segments" in the "Notes to Consolidated Financial Statements" herein, for additional disclosures related to BB&T's operating segments, the internal accounting and reporting practices used to manage these segments and financial disclosures for these segments. Fluctuations in noninterest income and noninterest expense incurred directly by the segments are more fully discussed in the "Noninterest Income" and "Noninterest Expense" sections of this discussion and analysis.

Banking Network

The Banking Network had solid internal deposit growth, while the loan portfolios declined slightly due to the general economic conditions and lack of strong demand for lending products during 2009. The total Banking Network was composed of 1,857 banking offices at the end of 2009, an increase of 346 offices compared to 1,511 banking offices at December 31, 2008. The increase in offices was the result of the FDIC-assisted acquisition of Colonial as well as a de novo branching strategy to expand BB&T's presence in high growth markets. Net income attributable to the Banking Network declined $644 million, or 61.1%, compared to 2008, primarily as a result of higher provision for loan loss expense, credit related expenses primarily in owned real estate expense and FDIC insurance premiums. Comparing 2008 to 2007, net income in the Banking Network decreased $584 million, or 35.7%.

Net interest income for the Banking Network totaled $3.6 billion in 2009 compared to $3.2 billion in 2008. The increase in net interest income was primarily due to an increase of $807 million in the net funds transfer pricing ("FTP") provided to the Banking Network during 2009, offset by a decrease of $481 million in net interest income from clients. The decline in net interest income from clients in 2009 compared to 2008 was primarily due to lower interest income on loans resulting from the sustained historically low prime rate and increased non-accrual loan balances, partially offset through controlling liability costs. It is important to note that the acquired loan portfolio is covered by the loss sharing agreement under the terms of the Colonial acquisition and managed outside of the Banking Network. The assets and related interest income from this portfolio are included in the Parent/ Reconciling Items segment. New loans originated by the acquired Colonial branches after August 14, 2009 will be managed as part of the Banking Network and the associated income will be included in this segment on a go-forward basis. Net interest income earned for 2008 declined by $209 million, or 6.1%, compared to 2007. The decline in the net interest income was primarily due to lower interest income on loans resulting from the decline in the prime rate that began in late 2007.

The economic provision for loan and lease losses increased $1.0 billion, or 123.1%, in 2009 compared to 2008, reflecting the continued deterioration in the residential acquisition and development and commercial real estate portfolios. The economic provision for loan and lease losses increased $685 million, or 441.9%, from 2007 to 2008. The increase during 2008 reflected the deterioration in the residential acquisition and development portfolio, as well as growth in outstanding loans.

Noninterest income in the Banking Network increased $58 million, or 4.7%, during 2009. The acquisition of the Colonial branches contributed $44 million in noninterest income to the Banking Network. The remaining increase in noninterest income was primarily due to growth in bankcard fees, loan fees, and checkcard fees. In 2008, noninterest income increased $140 million, or 12.8%, primarily due to growth in overdraft fees, checkcard fees, and other nondeposit fees and commissions. Noninterest income allocated from other segments, which is reflected as intersegment net referral fees ("referral fees"), increased $207 million, or 81.5%, and $15 million, or 6.3%, in 2009 and 2008, respectively, primarily due to higher referrals for mortgage lending. Noninterest expenses incurred within the Banking Network during 2009 increased $537 million, or 34.8%, compared to 2008. The acquisition of the Colonial branches created $160 million of additional noninterest expense in 2009 for the Banking Network. The remaining increase of $377 million was primarily due to the increase in credit related expenses primarily in owned real estate expense and FDIC insurance premiums. Comparing 2008 to 2007, noninterest expenses increased $72 million, or 4.9%. Allocated corporate expenses increased $6 million, or 0.9%, in 2009. Comparing 2008 to 2007, allocated corporate expenses increased $112 million, or 19.0%, primarily due to increased allocations for certain corporate overhead functions that were previously not allocated to the business units, and increases for loan administration expense, IT services and operations. The increase related to loan administration expense was the result of a change in the methodology for allocating these expenses between business segments.

Total identifiable assets for the Banking Network decreased $2.3 billion in 2009, or 3.6%, to a total of $62.8 billion, compared to an increase of $4.5 billion, or 7.3%, in 2008. The loan portfolios declined slightly due to the general economic conditions and lack of strong demand for lending products during 2009. Total identifiable assets in 2009 included the assets from the Colonial acquisition except for assets covered by FDIC loss share agreements and other acquired loans, while the 2008 balance included the assets from the acquisition of Haven Trust.

Residential Mortgage Banking

BB&T's mortgage originations totaled $28.2 billion in 2009, up 71.5% from $16.4 billion in 2008. BB&T's residential mortgage servicing portfolio, which includes portfolio loans on BB&T's balance sheet and loans serviced for third parties, totaled $73.6 billion at year-end 2009 compared to $59.7 billion at December 31, 2008. Net income attributable to the Residential Mortgage Banking segment increased by $78 million, or 60.9%, in 2009. This increase was primarily due to strong growth in noninterest income, offset in part by an increase in the economic provision for loan loss. Net income increased only slightly between 2008 and 2007, as strong growth in noninterest income was offset by an increase in the economic provision for loan loss. 2008 results in the Residential Mortgage Banking segment were also aided by the implementation of the Fair Value Option for loans held for sale on January 1, 2008.

Net interest income for the Residential Mortgage Banking segment totaled $343 million in 2009, up 14.3% compared to $300 million in 2008. Net interest income in 2008 was up 19.5% compared to 2007. The increase in net interest income in 2009 and 2008 was primarily the result of growth in the held for investment loan portfolio and associated lower funding costs.

The economic provision for loan and lease losses was $333 million for 2009, up $199 million, or 148.5%, from a balance of $134 million in 2008. The growth in the provision reflected higher losses in 2009 and the deterioration in residential real estate markets, especially in Florida, Georgia, Northern Virginia/ DC and some deterioration in the coastal areas of the Carolinas.

Noninterest income in the Residential Mortgage Banking segment increased $383 million, or 171.0%, in 2009. This increase is due to record residential mortgage production revenues and improved hedge performance of the mortgage servicing asset. The higher mortgage originations reflect continued benefits from BB&T's strong position in the market as a reliable lender and the favorable interest rate environment. Noninterest income was up $104 million, or 86.7%, in 2008 compared to 2007. This increase includes the impact of the implementation of the Fair Value Option for loans held for sale, which resulted in an increase of approximately $21 million in noninterest income when compared to 2007. The remaining variance included a $38 million increase in the net mortgage servicing rights hedge results and growth in mortgage production revenue and loan servicing fees. Noninterest expenses incurred in 2009 within the Residential Mortgage Banking segment increased $44 million, or 52.4%, compared to 2008, and 2008 expenses were up $20 million, or 31.3%, as compared to 2007, primarily reflecting higher incentives associated with the strong sales performance, loan origination costs and foreclosed property expense.

Total 2009 identifiable assets at $19.0 billion for the Residential Mortgage Banking segment increased slightly from 2008 and increased $525 million, or 2.8%, from 2008 to 2007. Increases in mortgage loans were due to growth in loan originations in 2009 and 2008.

Sales Finance

The net loss from the Sales Finance segment was $12 million in 2009, down from net income of $18 million in 2008. This decline is primarily attributable to a higher economic provision for loan and lease losses and related expenses, which more than offset growth in the overall loan portfolio. For 2008, net income reflected a decline of $16 million, or 47.1%, compared to 2007.

Net interest income from the Sales Finance segment increased by $7 million, or 5.9%, during 2009 compared to 2008. This is primarily due to $18 million in interest income growth generated by the indirect recreational and marine vehicle portfolio, as well as $8 million in new interest income generated by an automobile loan portfolio acquired in mid-2009. This growth was offset by a $19 million decline in net interest income from the indirect automobile loan portfolio as a result of lower origination levels caused by weak consumer demand. Loan interest margins remained stable as interest rates declined during 2009. During 2008, net interest income decreased by $2 million, compared to 2007. This decrease was due to a slightly lower margin.

The economic provision for loan and lease losses of $90 million was up 125.0% in 2009 after a 90.5% increase to $40 million in 2008. The increase in 2009 reflects higher loss rates and the current weak economic conditions.

The Sales Finance segment was assessed referral fees of $13 million in 2009 and 2008 to compensate the Banking Network for services. Noninterest expenses incurred within the Sales Finance segment increased 10.7% in 2009 after increasing 12.0% during 2008. Allocated corporate expense increased slightly in 2009 and 2008 compared to the previous years.

Total identifiable assets for the Sales Finance segment of $6.1 billion increased $14 million, or 0.2%, compared to 2008 and $331 million, or 5.7%, from 2008 to 2007.

Specialized Lending

BB&T's Specialized Lending segment continued to expand during 2009 through strong organic growth and select asset portfolio purchases of certain high performing asset portfolios. Net income from the Specialized Lending segment was $43 million for 2009, up 104.8% compared to 2008. The increase in net income was driven by an asset purchase in insurance premium financing and improved credit performance in consumer auto lending, as well as net interest margin expansion in those businesses. The equipment financing loan and lease portfolio also experienced significant growth in 2009. Net income in 2008 was down $52 million, or 71.2%, compared to 2007 primarily due to a higher provision for credit losses.

Net interest income totaled $605 million in 2009, an increase of 20.8% compared to 2008. Comparing 2008 to 2007, net interest income increased $48 million, or 10.6%. The growth in net interest income in 2009 and 2008 was a result of strong portfolio growth. Average loans for the Specialized Lending segment grew by $1.6 billion, or 29.6%, to $7.1 billion in 2009 compared to 2008. Average loan growth for the segment was $446 million, or 8.7%, in 2008 compared to 2007.

The economic provision for loan and lease losses totaled $332 million in 2009, an increase of $31 million compared to 2008. Comparing 2008 to 2007, the economic provision for loan and lease losses increased $107 million, or 55.2%. The declining rate of growth in the provision for 2009 is primarily attributable to stabilization in the sub-prime auto loan portfolio. Due to the overall higher credit risk profiles of some of the clients of Specialized Lending, loss rates are expected to be higher than conventional bank lending. Loss rates are also affected by shifts in the portfolio mix of the underlying subsidiaries.

Noninterest income produced by the Specialized Lending segment totaled $119 million in 2009, an increase of $3 million, or 2.6%, compared to 2008. Comparing 2008 to 2007, noninterest income increased $26 million, or 28.9%. Noninterest expenses incurred within the Specialized Lending segment in 2009 totaled $284 million, an increase of $41 million, or 16.9%, compared to 2008. Comparing 2008 to 2007, noninterest expenses totaled $243 million, an increase of $37 million, or 18.0%. The increases in noninterest expenses incurred within the Specialized Lending segment were due to a combination of internal growth and growth from acquisitions.

Total identifiable assets for the Specialized Lending segment of $8.2 billion increased $1.6 billion, or 24.2%, between 2008 and 2009 due primarily to internally-generated growth. Comparing 2008 to 2007, total identifiable assets increased $1.0 billion.

Insurance Services

Net income from the Insurance Services segment increased $20 million, or 18.5%, in 2009 compared to 2008. Both acquisition and organic growth have contributed to the growth of Insurance Services despite the ongoing soft market conditions being experienced within the insurance industry. Comparing 2008 to 2007, net income declined $17 million, or 13.6%. The 2007 results included a pre-tax gain of $19 million from the sale of an insurance agency operation.

Noninterest income produced by the Insurance Services segment totaled $1.0 billion during 2009, an increase of $125 million, or 13.8%, compared to 2008. Internal growth combined with the expansion of BB&T's insurance agency network and insurance brokerage operations were responsible for the growth in noninterest income.

Insurance Services acquired a total of twelve agencies during 2008 and 2009. The four largest acquisitions were Tapco Underwriters, Inc. in Burlington, NC; UnionBanc Insurance Services, Inc. in California; Oswald Trippe and Co., Inc. and J. Rolfe Davis in Florida, which contributed approximately $100 million in noninterest income. Comparing 2008 to 2007, noninterest income increased $68 million, or 8.1%.

Noninterest expenses incurred within the Insurance Services segment increased $75 million, or 10.8% in 2009 compared to 2008. The overall increase in noninterest expenses within the Insurance Services segment during 2009 principally resulted from the continued expansion of the BB&T insurance agency network through twelve acquisitions being closed over the last 24 months. Comparing 2008 to 2007, noninterest expenses increased $73 million, or 11.7%.

Financial Services

Net income from the Financial Services segment increased $64 million, or 66.7%, in 2009. The Financial Services segment experienced positive results from the expansion of its corporate banking initiatives in 2009 along with strong performance from capital markets activities and brokerage operations. Included in this increase was the gain on the sale of its payroll processing business in the fourth quarter as noted below. Financial Services continued to gain traction in its Wealth Division through strong business initiatives with other banking divisions. Net income increased $25 million, or 35.2%, in 2008 based on strong performance in its capital markets activities within Scott & Stringfellow and the general overall growth of the various lines of business within the segment.

Net interest income for the Financial Services segment totaled $130 million in 2009, an increase of $53 million, or 68.8%, compared to 2008. Comparing 2008 to 2007, net interest income increased $22 million, or 40.0%. The increase in net interest income during 2009 was largely a result of a strong increase in the corporate banking program. Additionally, 2009 benefited from strong deposit growth in the Institutional Services and Scott & Stringfellow lines of business. Corporate banking was also the strongest driver in the overall increase in net interest income in 2008.

Noninterest income in the Financial Services segment in 2009 totaled $674 million, up $36 million, or 5.6%, compared to $638 million earned during 2008. This increase is primarily attributed to a gain of $27 million realized upon the sale of BB&T's payroll processing business, strong profits in the Capital Markets Fixed Income Sales & Trading business and income from the Wealth Management Division. Noninterest income increased by $85 million, or 15.4%, from 2007 to 2008. The revenue increase in 2008 was partially due to strong revenues from investment banking and brokerage operations, as well as increased revenues from the sale of client derivatives partially offset by lower revenues from trust and investment advisory services related to the market value declines seen in the financial markets. Noninterest expenses of $542 million incurred by Financial Services in 2009 decreased $2 million compared to 2008, after increasing by $63 million in the prior year. The prior year increase in noninterest expenses was largely due to higher incentive costs tied to the strong revenue growth.

Total identifiable segment assets for Financial Services increased to a total of $3.1 billion at December 31, 2009, compared to $2.9 billion at year-end 2008, which were down from $4.1 billion at December 31, 2007. The fluctuations in assets within the Financial Services segment are largely related to the size of the trading portfolio.

Treasury

The Treasury segment is responsible for managing the liquidity position for the Corporation, investing excess funds, and managing interest rate risk. Net income from the Treasury segment of $229 million for 2009 was down $186 million, or 44.8%, from 2008. Net income in the Treasury segment is subject to fluctuations based on the interest sensitivity of the Corporation's balance sheet, the purchases and sales of securities, and the issuance and retirement of funding vehicles. For 2008, net income of $415 million was up from a loss of $86 million in 2007.

Net interest income in the Treasury segment can vary due to changing needs of the Corporation, including the size of the investment portfolio, the need for wholesale funding, and income received from derivatives used to hedge the balance sheet. Net interest expense for the Treasury segment was $59 million in 2009 compared to net interest income of $293 million in 2008. Net interest expense for 2009 consisted of $630 million of net interest income and $689 million of net interest expense from the Funds Transfer Pricing ("FTP") charge. For 2008, net interest income for the Treasury segment consisted of $300 million of net interest income and $7 million of net interest expense from the FTP charge.

During 2009, noninterest income earned by the Treasury segment totaled $326 million, an increase of 23.0%, compared to $265 million earned during 2008. This increase in noninterest income during 2009 included $239 million in gains on the sale of securities. These gains were partially offset by other-than-temporary-impairment ("OTTI") write downs of $7 million. For 2008, net gains on the sale of securities totaled $233 million and OTTI was $54 million. For 2007, noninterest income within the Treasury segment totaled $111 million.

The provision for income taxes allocated to the Treasury segment during 2009 was $28 million compared to $161 million in 2008 and a benefit of $106 million in 2007. The changes in the taxes allocated to the Treasury segment are a combination of changes in the level of pretax income and tax-exempt income.

As of December 31, 2009, total identifiable assets in the Treasury segment were $37.5 billion, a slight increase from the prior year. This followed an increase of $13.3 billion, or 55.1%, in 2008 compared to 2007. This increase in assets reflects the initial deployment of the capital invested by the U.S. Treasury as part of the Capital Purchase Program.

Fourth Quarter Results

Net income for the fourth quarter of 2009 was $194 million, compared to $307 million for the comparable period of 2008. Diluted net income for the fourth quarter of 2009 was $.27 per common share compared to $.51 for the same period a year ago. Annualized returns on average assets and average common equity were .47% and 4.52%, respectively, for the fourth quarter of 2009, compared to .86% and 8.47%, respectively, for the fourth quarter of 2008.

Results for the fourth quarter of 2009 include a $27 million gain on the sale of payroll processing business, $9 million in loan revaluation adjustments related to the Colonial acquisition and $7 million in net income tax adjustments. In addition, BB&T recorded $9 million of merger related and restructuring charges in the fourth quarter of 2009 in connection with the acquisition of Colonial. Results for the fourth quarter of 2008 include $66 million in after-tax securities gains, $39 million in after-tax other-than-temporary impairment charges and $17 million in net after tax gains related to a settlement with the IRS in connection with leveraged lease transactions.

Net interest income amounted to $1.3 billion for the fourth quarter of 2009, an increase of 24.2% compared to $1.1 billion for the same period of 2008. Noninterest income totaled $970 million for the fourth quarter of 2009, up 20.2% from $807 million earned during the fourth quarter of 2008. The growth in noninterest income in the fourth quarter of 2009 compared to the same period of 2008 was driven by increases in mortgage banking income, service charges on deposits, checkcard fees and other nondeposit fees and commissions. Noninterest income also benefitted from a $38 million increase in the value of various financial assets isolated for the purpose of providing post-employment benefits and the $27 million gain on the sale of payroll processing business mentioned above. BB&T's noninterest expense for the fourth quarter of 2009 totaled $1.4 billion, up 34.5% from the $1.0 billion recorded in the fourth quarter of 2008. The increase in noninterest expense was largely due to increases of $115 million for foreclosed property, $34 million in FDIC insurance expense, $17 million from increased pension costs, $38 million for post-employment benefits expense that are offset by additional noninterest income and approximately $159 million of growth resulting from purchase acquisitions.

The fourth quarter 2009 provision for credit losses increased 37.3% to $725 million, compared to $528 million for the fourth quarter of 2008. The increase in the provision for credit losses reflects the deterioration in the credit quality of the loan portfolio that has resulted from the ongoing distressed residential real estate markets and economic recession. The increase in the provision for credit losses also reflects higher net charge-offs in the fourth quarter of 2009, compared to the fourth quarter of 2008.

The fourth quarter 2009 provision for income taxes totaled $13 million, a decrease of $12 million compared to $25 million for the same period of 2008. The provision for income taxes declined as a result of lower pre-tax income and the $7 million in income tax adjustments mentioned above.

The accompanying table, "Quarterly Financial Summary—Unaudited," presents condensed information relating to quarterly periods in the years ended December 31, 2009 and 2008.

Table 31
Quarterly Financial Summary—Unaudited

	2009				2008			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in millions, except per share data)							
Consolidated Summary of Operations:								
Interest income	$ 1,820	$ 1,745	$ 1,640	$ 1,679	$ 1,729	$ 1,793	$ 1,790	$ 1,895
Interest expense	497	508	502	533	664	705	722	878
Provision for credit losses	725	709	701	676	528	364	330	223
Securities (losses) gains, net	(1)	31	19	150	41	13	10	43
Other noninterest income	971	909	974	881	766	779	817	728
Noninterest expense	1,361	1,320	1,181	1,069	1,012	1,005	959	935
Provision for income taxes (1)	13	(9)	41	114	25	149	175	201
Net income	194	157	208	318	307	362	431	429
Noncontrolling interest	9	5	4	6	2	4	3	1
Dividends and accretion on preferred stock	—	—	83	41	21	—	—	—
Net income available to common shareholders	$ 185	$ 152	$ 121	$ 271	$ 284	$ 358	$ 428	$ 428
Basic earnings per common share	$ .27	$ .23	.20	.48	.51	.65	.78	.78
Diluted earnings per common share	$ .27	$ .23	.20	.48	.51	.65	.78	.78
Selected Average Balances:								
Assets	$164,719	$157,451	$148,496	$149,876	$141,555	$136,933	$135,557	$133,425
Securities, at amortized cost	34,653	32,599	30,468	31,427	26,573	24,083	23,898	23,414
Loans and leases (2)	105,869	103,334	99,577	99,724	97,224	95,943	94,866	92,718
Total earning assets	141,875	137,176	131,156	132,331	125,144	121,001	119,799	117,414
Deposits	113,622	107,310	94,385	93,934	91,986	90,021	86,685	86,583
Federal funds purchased, securities sold under repurchase agreements and short-term debt	8,584	9,964	14,732	16,804	12,296	8,915	10,350	10,760
Long-term debt	21,232	19,867	17,755	17,436	17,700	20,770	21,697	19,201
Total interest-bearing liabilities	124,616	119,752	111,429	114,346	108,684	106,525	105,646	103,868
Shareholders' equity	16,336	15,537	16,683	16,406	14,967	13,176	13,017	12,961

(1) Fourth quarter and third quarter 2009 include credits of $7 million and $12 million, respectively, to the provision for income taxes related to non-taxable gains on the sale of leveraged leases. Fourth quarter 2008 includes a credit of $60 million to the provision for income taxes related to a settlement regarding leveraged leases.

(2) Loans and leases are net of unearned income and include loans held for sale.

SIX YEAR FINANCIAL SUMMARY AND SELECTED RATIOS
(Dollars in millions, except per share data, shares in thousands)

	As of / For the Years Ended December 31,						Five Year Compound Growth Rate
	2009	2008	2007	2006	2005	2004	
Summary of Operations							
Interest income	$ **6,884**	$ 7,207	$ 7,894	$ 6,893	$ 5,506	$ 4,547	8.6%
Interest expense	**2,040**	2,969	4,014	3,185	1,981	1,199	11.2
Net interest income	**4,844**	4,238	3,880	3,708	3,525	3,348	7.7
Provision for credit losses	**2,811**	1,445	448	240	217	249	62.4
Net interest income after provision credit losses	**2,033**	2,793	3,432	3,468	3,308	3,099	(8.1)
Noninterest income	**3,934**	3,197	2,774	2,521	2,326	2,119	13.2
Noninterest expense	**4,931**	3,911	3,624	3,511	3,163	2,895	11.2
Income before income taxes	**1,036**	2,079	2,582	2,478	2,471	2,323	(14.9)
Provision for income taxes	**159**	550	836	945	813	764	(26.9)
Net income	**877**	1,529	1,746	1,533	1,658	1,559	(10.9)
Noncontrolling interest	**24**	10	12	5	4	1	88.8
Dividends and accretion on preferred stock	**124**	21	—	—	—	—	NA
Net income available to common shareholders	$ **729**	$ 1,498	$ 1,734	$ 1,528	$ 1,654	$ 1,558	(14.1)
Per Common Share							
Average shares outstanding:							
Basic	**629,583**	548,847	547,184	539,140	546,916	551,661	2.7
Diluted	**635,619**	552,498	551,755	543,891	551,380	556,041	2.7
Earnings:							
Basic	$ **1.16**	$ 2.73	$ 3.17	$ 2.84	$ 3.02	$ 2.82	(16.3)
Diluted	**1.15**	2.71	3.14	2.81	3.00	2.80	(16.3)
Cash dividends declared	**.92**	1.87	1.80	1.64	1.49	1.37	(7.7)
Book value	**23.47**	23.16	23.14	21.69	20.49	19.76	3.5
Average Balances							
Securities, at amortized cost	$ **32,296**	$ 24,497	$ 23,311	$ 21,348	$ 20,467	$ 18,218	12.1
Loans and leases (1)	**102,146**	95,195	87,952	79,313	71,517	66,107	9.1
Other assets	**20,740**	17,189	15,157	13,667	12,628	11,951	11.7
Total assets	**$155,182**	$136,881	$126,420	$114,328	$104,612	$ 96,276	10.0
Deposits	**$102,381**	$ 88,831	$ 83,501	$ 77,230	$ 70,346	$ 64,816	9.6
Long-term debt	**19,085**	19,839	18,045	14,628	11,959	10,886	11.9
Other liabilities	**17,478**	14,678	12,659	10,939	11,171	9,911	12.0
Shareholders' equity	**16,238**	13,533	12,215	11,531	11,136	10,663	8.8
Total liabilities and shareholders' equity	**$155,182**	$136,881	$126,420	$114,328	$104,612	$ 96,276	10.0
Period-End Balances							
Total assets	**$165,764**	$152,015	$132,618	$121,351	$109,170	$100,509	10.5
Loans and leases (1)	**106,207**	98,669	91,686	83,591	75,023	68,163	9.3
Deposits	**114,965**	98,613	86,766	80,971	74,282	67,699	11.2
Long-term debt	**21,376**	18,032	18,693	15,904	13,119	11,420	13.4
Shareholders' equity	**16,241**	16,081	12,664	11,826	11,201	10,941	8.2
Selected Ratios							
Rate of return on:							
Average total assets	**.56%**	1.12%	1.38%	1.34%	1.58%	1.62%	
Average common equity	**4.93**	11.44	14.25	13.35	14.95	14.71	
Average total equity	**5.40**	11.30	14.30	13.30	14.89	14.63	
Dividend payout	**79.31**	68.50	56.78	57.75	49.34	48.58	
Average equity to average assets	**10.46**	9.89	9.66	10.09	10.65	11.08	

(1) Loans and leases are net of unearned income and include loans held for sale.

CONTROLS AND PROCEDURES

Management's Report on Internal Control Over Financial Reporting

Management of BB&T is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934 as amended (the Exchange Act). The Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. BB&T's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and disposition of the Corporation's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Corporation are being made only in accordance with the authorizations of BB&T's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material impact on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the Corporation conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the "COSO" criteria. Based on this evaluation under the "COSO" criteria, management concluded that the internal control over financial reporting was effective as of December 31, 2009.

As of the end of the period covered by this report, the management of the Corporation, under the supervision and with the participation of the Corporation's Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the Corporation's disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Corporation's disclosure controls and procedures are effective in enabling the Corporation to record, process, summarize and report, in a timely manner, the information that the Corporation is required to disclose in its Exchange Act reports.

There was no change in the Corporation's internal control over financial reporting that occurred during the fourth quarter of 2009 that has materially affected or is likely to materially affect, the Corporation's internal control over financial reporting.

The effectiveness of the internal control structure over financial reporting, as of December 31, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included on page 88, which expresses an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2009.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of BB&T Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of BB&T Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing on page 87. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 26, 2010

BB&T CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008
(Dollars in millions, except per share data, shares in thousands)

	December 31, 2009	December 31, 2008
Assets		
Cash and due from banks	$ 1,584	$ 1,639
Interest-bearing deposits with banks	667	751
Federal funds sold and securities purchased under resale agreements or similar arrangements	398	350
Segregated cash due from banks	270	379
Trading securities at fair value	636	376
Securities available for sale at fair value ($1,201 covered by FDIC loss share at December 31, 2009)	33,909	32,843
Loans held for sale ($2,551 and $1,396 at fair value at December 31, 2009 and December 31, 2008, respectively)	2,551	1,424
Loans and leases ($8,019 covered by FDIC loss share at December 31, 2009)	103,656	97,245
Allowance for loan and lease losses	(2,600)	(1,574)
Loans and leases, net of allowance for loan and lease losses	101,056	95,671
FDIC loss share receivable	3,062	—
Premises and equipment	1,583	1,580
Goodwill	6,053	5,483
Core deposit and other intangible assets	640	542
Residential mortgage servicing rights at fair value	832	370
Other assets ($215 of foreclosed property and other assets covered by FDIC loss share at December 31, 2009)	12,523	10,607
Total assets	$ 165,764	$ 152,015
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing deposits	$ 18,945	$ 13,649
Interest checking	3,420	2,576
Other client deposits	52,097	39,413
Client certificates of deposit	32,298	27,937
Other interest-bearing deposits	8,205	15,038
Total deposits	114,965	98,613
Federal funds purchased, securities sold under repurchase agreements and short-term borrowed funds	8,106	10,788
Long-term debt	21,376	18,032
Accounts payable and other liabilities	5,076	8,501
Total liabilities	149,523	135,934
Commitments and contingencies (Note 15)		
Shareholders' equity:		
Preferred stock, liquidation preference of $1,000,000 per share	—	3,082
Common stock, $5 par	3,449	2,796
Additional paid-in capital	5,620	3,510
Retained earnings	7,539	7,381
Accumulated other comprehensive loss, net of deferred income taxes of $(257) at December 31, 2009 and $(438) at December 31, 2008	(417)	(732)
Noncontrolling interest	50	44
Total shareholders' equity	16,241	16,081
Total liabilities and shareholders' equity	$ 165,764	$ 152,015
Common shares outstanding	689,750	559,248
Common shares authorized	1,000,000	1,000,000
Preferred shares outstanding	—	3
Preferred shares authorized	5,000	5,000

The accompanying notes are an integral part of these consolidated financial statements.

BB&T CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2009, 2008 and 2007
(Dollars in millions, except per share data, shares in thousands)

	2009	2008	2007
Interest Income			
Interest and fees on loans and leases	$ 5,547	$ 6,003	$ 6,713
Interest and dividends on securities	1,330	1,176	1,130
Interest on other earning assets	7	28	51
Total interest income	6,884	7,207	7,894
Interest Expense			
Interest on deposits	1,271	1,891	2,620
Interest on federal funds purchased, securities sold under repurchase agreements and short-term borrowed funds	58	235	409
Interest on long-term debt	711	843	985
Total interest expense	2,040	2,969	4,014
Net Interest Income	4,844	4,238	3,880
Provision for credit losses	2,811	1,445	448
Net Interest Income After Provision for Credit Losses	2,033	2,793	3,432
Noninterest Income			
Insurance income	1,047	928	853
Service charges on deposits	690	673	611
Mortgage banking income	658	275	115
Investment banking and brokerage fees and commissions	346	354	343
Other nondeposit fees and commissions	229	189	184
Checkcard fees	227	201	180
Bankcard fees and merchant discounts	156	151	139
Trust and investment advisory revenues	139	147	162
Income from bank-owned life insurance	97	84	101
Other income	146	88	89
Securities gains (losses), net			
Realized gains (losses), net	240	211	(3)
Other-than-temporary impairments	(172)	(104)	—
Less non-credit portion recognized in other comprehensive income	131	—	—
Total securities gains (losses), net	199	107	(3)
Total noninterest income	3,934	3,197	2,774
Noninterest Expense			
Personnel expense	2,517	2,201	2,094
Occupancy and equipment expense	579	509	477
Foreclosed property expense	356	79	31
Professional services	262	204	139
Regulatory charges	230	30	14
Loan processing expenses	135	125	111
Amortization of intangibles	114	100	104
Merger-related and restructuring charges, net	38	15	21
Other expenses	700	648	633
Total noninterest expense	4,931	3,911	3,624
Earnings			
Income before income taxes	1,036	2,079	2,582
Provision for income taxes	159	550	836
Net income	877	1,529	1,746
Noncontrolling interest	24	10	12
Dividends and accretion on preferred stock	124	21	—
Net income available to common shareholders	$ 729	$ 1,498	$ 1,734
Earnings Per Common Share			
Basic	$ 1.16	$ 2.73	$ 3.17
Diluted	$ 1.15	$ 2.71	$ 3.14
Cash dividends declared	$ .92	$ 1.87	$ 1.80
Weighted Average Shares Outstanding			
Basic	629,583	548,847	547,184
Diluted	635,619	552,498	551,755

The accompanying notes are an integral part of these consolidated financial statements.

BB&T CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2009, 2008 and 2007
(Dollars in millions, except per share data, shares in thousands)

	Shares of Common Stock	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Shareholders' Equity
Balance, January 1, 2007	541,475	$ —	$2,707	$2,801	$ 6,596	$(359)	$81	$11,826
Add (Deduct):								
Comprehensive income (loss):								
Net income	—	—	—	—	1,734	—	12	1,746
Net change in other comprehensive income (loss)	—	—	—	—	—	255	—	255
Total comprehensive income (loss) (Note 12)	—	—	—	—	1,734	255	12	2,001
Stock issued:								
In purchase acquisitions (1)	9,083	—	46	365	—	—	—	411
In connection with stock option exercises and other employee benefits, net of cancellations	2,397	—	12	52	—	—	—	64
Redemption of common stock	(7,000)	—	(35)	(219)	—	—	—	(254)
Cash dividends declared on common stock, $1.80 per share	—	—	—	—	(986)	—	—	(986)
Cumulative effect of adoption of accounting principles	—	—	—	—	(425)	—	—	(425)
Equity-based compensation expense	—	—	—	70	—	—	—	70
Other, net	—	—	—	18	—	—	(61)	(43)
Balance, December 31, 2007	545,955	—	2,730	3,087	6,919	(104)	32	12,664
Add (Deduct):								
Comprehensive income (loss):								
Net income	—	—	—	—	1,519	—	10	1,529
Net change in other comprehensive income (loss)	—	—	—	—	—	(628)	—	(628)
Total comprehensive income (loss) (Note 12)	—	—	—	—	1,519	(628)	10	901
Stock issued:								
In purchase acquisitions	7,201	—	36	161	—	—	—	197
In connection with stock option exercises and other employee benefits, net of cancellations	2,219	—	11	52	—	—	—	63
In connection with dividend reinvestment plan	1,415	—	7	37	—	—	—	44
In connection with private placement to BB&T pension plan	2,458	—	12	41	—	—	—	53
In connection with Capital Purchase Program	—	3,082	—	—	—	—	—	3,082
Warrants issued in connection with Capital Purchase Program	—	—	—	52	—	—	—	52
Cash dividends declared on common stock, $1.87 per share	—	—	—	—	(1,028)	—	—	(1,028)
Cash dividends accrued on preferred stock	—	—	—	—	(21)	—	—	(21)
Cumulative effect of adoption of accounting principles	—	—	—	—	(8)	—	—	(8)
Equity-based compensation expense	—	—	—	75	—	—	—	75
Other, net	—	—	—	5	—	—	2	7
Balance, December 31, 2008	559,248	3,082	2,796	3,510	7,381	(732)	44	16,081

	Shares of Common Stock	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Shareholders' Equity
Add (Deduct):								
Comprehensive income (loss):								
Net income	—	—	—	—	853	—	24	877
Net change in other comprehensive income (loss)	—	—	—	—	—	315	—	315
Total comprehensive income (loss) (Note 12)	—	—	—	—	853	315	24	1,192
Stock issued:								
In purchase acquisitions	1,628	—	8	32	—	—	—	40
In connection with stock option exercises and other employee benefits, net of cancellations	463	—	2	4	—	—	—	6
In connection with dividend reinvestment plan	2,688	—	14	44	—	—	—	58
In connection with 401(k) plan	1,011	—	5	20	—	—	—	25
In common stock offerings	124,712	—	624	2,014	—	—	—	2,638
Redemption of preferred stock and warrant	—	(3,134)	—	(67)	—	—	—	(3,201)
Cash dividends declared on common stock, $.92 per share	—	—	—	—	(570)	—	—	(570)
Cash dividends accrued on preferred stock	—	—	—	—	(73)	—	—	(73)
Equity-based compensation expense	—	—	—	62	—	—	—	62
Other, net	—	52	—	1	(52)	—	(18)	(17)
Balance, December 31, 2009	689,750	$ —	$3,449	$5,620	$7,539	$(417)	$50	$16,241

(1) Additional paid in capital includes the value of replacement stock options.

The accompanying notes are an integral part of these consolidated financial statements.

BB&T CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007
(Dollars in millions)

	2009	2008	2007
Cash Flows From Operating Activities:			
Net income	$ 877	$ 1,529	$ 1,746
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Provision for credit losses	2,811	1,445	448
Depreciation	225	198	179
Amortization of intangibles	114	100	104
Equity-based compensation	62	75	70
Discount accretion and premium amortization on long-term debt, net	57	94	121
(Gain) loss on sales of securities, net	(199)	(107)	3
Net (increase) decrease in trading account securities	(260)	633	1,138
Net increase in loans held for sale	(31)	(591)	(383)
Net increase in other assets	(1,058)	(2,264)	(1,505)
Net (decrease) increase in accounts payable and other liabilities	(3,390)	4,233	(824)
Decrease (increase) in segregated cash due from banks	109	(171)	(55)
Other, net	190	179	70
Net cash (used in) provided by operating activities	(493)	5,353	1,112
Cash Flows From Investing Activities:			
Proceeds from sales of securities available for sale	17,074	21,044	2,500
Proceeds from maturities, calls and paydowns of securities available for sale	7,918	4,539	5,604
Purchases of securities available for sale	(22,102)	(36,348)	(8,987)
Originations and purchases of loans and leases, net of principal collected	(392)	(7,894)	(6,286)
Net cash acquired (paid) in business combinations	4,475	311	(141)
Purchases of premises and equipment	(174)	(219)	(256)
Proceeds from sales of foreclosed property or other real estate held for sale	404	143	87
Other, net	30	101	17
Net cash provided by (used in) investing activities	7,233	(18,323)	(7,462)
Cash Flows From Financing Activities:			
Net (decrease) increase in deposits	(2,901)	11,325	4,824
Net (decrease) increase in federal funds purchased, securities sold under repurchase agreements and short-term borrowed funds	(2,756)	151	1,004
Proceeds from long-term debt	3,865	5,702	5,831
Repayment of long-term debt	(3,728)	(6,867)	(3,709)
Net proceeds from common stock issued	2,727	160	64
Net proceeds from preferred stock issued	—	3,134	—
Redemption of common stock	—	—	(254)
Retirement of preferred stock and warrant	(3,201)	—	—
Cash dividends paid on common stock	(727)	(1,019)	(962)
Cash dividends paid on preferred stock	(93)	—	—
Other, net	(17)	7	(43)
Net cash (used in) provided by financing activities	(6,831)	12,593	6,755
Net (Decrease) Increase in Cash and Cash Equivalents	(91)	(377)	405
Cash and Cash Equivalents at Beginning of Year	2,740	3,117	2,712
Cash and Cash Equivalents at End of Year	$ 2,649	$ 2,740	$ 3,117
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 2,126	$ 2,937	$ 3,978
Income taxes	431	730	2,233
Noncash investing and financing activities:			
Transfer of loans to foreclosed property	1,551	600	179
Transfer of loans held for sale to loans held for investment	—	—	264
Common stock issued in business combinations	40	197	411

The accompanying notes are an integral part of these consolidated financial statements.

BB&T CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

NOTE 1. Summary of Significant Accounting Policies

General

BB&T Corporation ("BB&T", the "Company" or "Parent Company") is a financial holding company organized under the laws of North Carolina. BB&T conducts operations through its principal bank subsidiary, Branch Banking and Trust Company ("Branch Bank"), a federally chartered thrift institution, BB&T Financial, FSB ("BB&T FSB") and its nonbank subsidiaries.

The accounting and reporting policies of BB&T and its subsidiaries are in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by bank regulatory authorities. The following is a summary of BB&T's more significant accounting policies.

Nature of Operations

BB&T is a financial holding company headquartered in Winston-Salem, North Carolina. BB&T conducts its operations primarily through Branch Bank, which has branches in North Carolina, South Carolina, Virginia, Maryland, Georgia, West Virginia, Tennessee, Kentucky, Florida, Alabama, Indiana, Texas and Washington, D.C. Branch Bank provides a wide range of banking services to individuals and businesses, and offers a variety of loans to businesses and consumers. Such loans are made primarily to individuals residing in the market areas described above or to businesses located within BB&T's geographic footprint. Branch Bank also markets a wide range of deposit services to individuals and businesses. Branch Bank offers, either directly, or through its subsidiaries, lease financing to businesses and municipal governments; factoring; discount brokerage services, annuities and mutual funds; life insurance, property and casualty insurance, health insurance and commercial general liability insurance on an agency basis and through a wholesale insurance brokerage operation; insurance premium financing; permanent financing arrangements for commercial real estate; loan servicing for third-party investors; direct consumer finance loans to individuals; trust and comprehensive wealth advisory services and association services. BB&T FSB and the direct nonbank subsidiaries of BB&T provide a variety of financial services including credit card lending, automobile lending, equipment financing, full-service securities brokerage, asset management and capital markets services.

Principles of Consolidation

The consolidated financial statements of BB&T include the accounts of BB&T Corporation and those subsidiaries that are majority owned by BB&T and over which BB&T exercises control. In consolidation, all significant intercompany accounts and transactions are eliminated. The results of operations of companies or assets acquired are included only from the dates of acquisition. All material wholly-owned and majority-owned subsidiaries are consolidated unless GAAP requires otherwise.

BB&T evaluates variable interests in entities for which voting interests are not an effective means of identifying controlling financial interests. Variable interests are those in which the value of the interest changes with the fair value of the net assets of the entity exclusive of variable interests. If the results of the evaluation indicate the existence of a primary beneficiary and the entity does not effectively disperse risks among the parties involved, that primary beneficiary is required to consolidate the entity. Likewise, if the evaluation indicates that the requirements for consolidation are not met and the entity has previously been consolidated, then the entity is deconsolidated.

BB&T has variable interests in certain entities that were not required to be consolidated, including affordable housing partnership interests, historic tax credit partnerships, other partnership interests and trusts that have issued capital securities. Please refer to Note 15 for additional disclosures regarding BB&T's significant variable interest entities.

BB&T accounts for unconsolidated partnership investments using the equity method of accounting. In addition to affordable housing partnerships, which represent the majority of unconsolidated investments in variable interest entities, BB&T also has investments and future funding commitments to venture capital and other entities. The maximum potential exposure to losses relative to investments in variable interest entities is generally limited to the sum of the outstanding balance, future funding commitments and any related loans to the entity. Loans to these entities are underwritten in substantially the same manner as are other loans and are generally secured.

BB&T has investments in certain entities for which BB&T does not have the controlling interest. For these investments, the Company records its interest using the equity method with its portion of income or loss being recorded in other noninterest income in the Consolidated Statements of Income. BB&T periodically evaluates these investments for impairment.

Reclassifications

BB&T adopted new guidance related to consolidations on January 1, 2009. This guidance requires that a non-controlling interest in a subsidiary be accounted for as equity in the consolidated balance sheet and that net income include the amounts for both the parent and the non-controlling interest, with a separate amount presented in the statement of income for the non-controlling interest's share of net income. This guidance also expands the disclosure requirements and provides guidance on how to account for changes in the ownership interest of a subsidiary. In accordance with this guidance, BB&T retrospectively applied the presentation and disclosure provisions for all periods presented. The amounts reclassified in connection with the adoption of this guidance were not material to the consolidated financial statements.

In certain other instances, amounts reported in prior years' consolidated financial statements have been reclassified to conform to the current presentation. Such reclassifications had no effect on previously reported cash flows, shareholders' equity or net income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change include the determination of the allowance for loan and lease losses and the reserve for unfunded lending commitments, determination of fair value for financial instruments, valuation of goodwill, intangible assets and other purchase accounting related adjustments, benefit plan obligations and expenses, and tax assets, liabilities and expense.

Business Combinations

BB&T accounts for all business combinations using the acquisition method of accounting. Under this method of accounting, the accounts of an acquired entity are included with the acquirer's accounts as of the date of acquisition with any excess of purchase price over the fair value of the net assets acquired (including identifiable intangibles) capitalized as goodwill.

To consummate an acquisition, BB&T typically issues common stock and/or pays cash, depending on the terms of the acquisition agreement. For acquisitions that occurred prior to January 1, 2009, the value of common shares issued was determined based on the market price of the securities issued over a reasonable period of time, not to exceed three days before and three days after the measurement date. For acquisitions occurring after December 31, 2008, the value of common shares issued is based upon the market price of the stock as of the closing of the acquisition.

In connection with mergers and acquisitions, BB&T typically issues options to purchase shares of its common stock in exchange for options outstanding of the acquired entities at the time the merger is completed. To the extent vested, the options are considered to be part of the purchase price paid. There is no change in the aggregate intrinsic value of the options issued compared to the intrinsic value of the options held immediately before the exchange, nor does the ratio of the exercise price per option to the market value per share change.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits with banks, Federal funds sold and securities purchased under resale agreements or similar arrangements. Cash and cash equivalents have maturities of three months or less. Accordingly, the carrying amount of such instruments is considered a reasonable estimate of fair value.

Securities

At the date of purchase, BB&T classifies marketable investment securities as held to maturity, available for sale or trading. Interest income and dividends on securities are recognized in interest income on an accrual basis. Premiums and discounts on debt securities are amortized as an adjustment to interest income using the interest method.

Debt securities acquired where BB&T has both the intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost.

Debt securities, which may be sold to meet liquidity needs arising from unanticipated deposit and loan fluctuations, changes in regulatory capital requirements, or unforeseen changes in market conditions, are classified as available for sale. Equity securities classified as available for sale are primarily stock issued by the Federal Home Loan Bank of Atlanta and are carried at cost, which approximates fair value. All other securities available for sale are reported at estimated fair value, with unrealized gains and losses reported as accumulated other comprehensive income or loss, net of deferred income taxes, in the shareholders' equity section of the Consolidated Balance Sheets. Gains or losses realized from the sale of securities available for sale are determined by specific identification and are included in noninterest income.

BB&T evaluates each held to maturity and available-for-sale security in a loss position for other-than-temporary impairment. In its evaluation BB&T considers such factors as the length of time and the extent to which the market value has been below cost, the financial condition of the issuer, and BB&T's intent to sell and whether it is more likely than not that the Company will be required to sell the security before the anticipated recovery of the amortized cost basis. Unrealized losses for other-than-temporary impairment on equity securities are recognized in current period earnings. For debt securities that are determined to be other-than-temporarily impaired, BB&T recognizes the expected credit losses in current period earnings.

Trading account securities, which include both debt and equity securities, are reported at fair value. Unrealized market value adjustments, fees, and realized gains or losses from trading account activities (determined by specific identification) are included in noninterest income. Interest income on trading account securities is included in interest and dividends from securities.

Loans Held for Sale

BB&T accounts for new originations of prime residential mortgage and commercial mortgage loans held for sale at fair value. BB&T accounts for derivatives used to economically hedge the loans held for sale at fair value. BB&T accounts for a small portfolio of its loans held for sale using a lower of cost or market basis because these loans are not exchanged in an active market and BB&T does not hedge these assets. Fair value for loans held for sale is primarily based on quoted market prices for securities backed by similar types of loans. Direct loan origination fees and costs related to loans held for sale and accounted for at fair value are not capitalized and recognized in earnings upon the sale of such loans, but rather are recorded as mortgage banking income in the case of the direct loan origination fees and primarily personnel expense in the case of the direct loan origination costs. Gains and losses on sales of mortgage loans are included in mortgage banking income.

Loans and Leases

The Company's accounting methods for loans differ depending on whether the loans are originated or purchased, and for purchased loans, whether the loans were acquired as a result of a business acquisition or purchased at a discount as a result of credit deterioration since date of origination.

Originated Loans and Leases

Loans and leases that management has the intent and ability to hold for the foreseeable future are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized fees and costs on originated loans and unamortized premiums or discounts on purchased loans. The net amount of nonrefundable loan origination fees and certain direct costs associated with the lending process are deferred and amortized to interest income over the contractual lives of the loans using methods which approximate the interest method. Discounts and premiums are amortized or accreted to interest income over the estimated life of the loans using methods that approximate the interest method. Commercial loans and substantially all installment loans accrue interest on the unpaid balance of the loans.

Lease receivables consist primarily of investments in leveraged lease transactions and direct financing leases on rolling stock, equipment and real property. Direct financing lease receivables are stated at the total amount of future minimum lease payments receivable plus estimated residual values and initial direct costs, less unearned income. Leveraged leases are also carried net of non-recourse debt. Income is recognized over the lives of the lease contracts using the interest method. BB&T also enters into operating leases as lessor. Operating lease equipment is carried at cost less accumulated depreciation and is depreciated to the estimated residual value using the straight-line method over the lesser of the lease term or projected economic life of the equipment. BB&T estimates the residual value at the inception of each lease. In addition, BB&T reviews residual values at least annually, and monitors the residual realizations at the end of the lease term. If the review of the estimated residual values indicates potential impairment and this decline is other than temporary, such impairment is recognized in current period earnings. Estimated residual values are evaluated using information that includes both internal and external appraisals and historical residual realization experience.

BB&T classifies loans and leases past due when the payment of principal and interest based upon contractual terms is greater than 30 days delinquent. In cases where a borrower experiences financial difficulties and the Company makes certain concessionary modifications to contractual terms, the loan is classified as a restructured loan. Modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. The allowance for credit losses on restructured loans is determined by discounting the restructured cash flows by the original effective rate.

Generally, a nonaccrual loan that is restructured remains on nonaccrual for a period of six months to demonstrate the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status after a shorter performance period. If the borrower's ability to meet the revised payment schedule is not reasonably assured, the loan remains classified as a nonaccrual loan.

Purchased Loans

Loans acquired in a business acquisition after December 31, 2008 are recorded at their fair value at the acquisition date. Credit discounts are included in the determination of fair value; therefore, an allowance for loan losses is not recorded at the acquisition date.

In determining the acquisition date fair value of purchased loans, and in subsequent accounting, BB&T generally aggregates purchased loans into pools of loans with common risk characteristics. Expected cash flows at the acquisition date in excess of the fair value of loans are recorded as interest income over the life of the loans using a level yield method if the timing and amount of the future cash flows of the pool is reasonably estimable. Subsequent to the acquisition date, increases in cash flows over those expected at the acquisition date are recognized as interest income prospectively. Decreases in expected cash flows after the acquisition date are recognized by recording an allowance for loan losses.

Covered Assets and Related FDIC Loss Share Receivable

Assets subject to loss sharing agreements with the Federal Deposit Insurance Corporation ("FDIC") are labeled "covered" on the balance sheet and include certain loans, securities and other assets.

The acquisition date fair value of the reimbursement the Company expected to receive from the FDIC under those agreements was recorded in the FDIC loss share receivable on the Consolidated Balance Sheet. The fair value of the FDIC loss share receivable is estimated using a discounted cash flow methodology. The discount rate used in this calculation was determined using a risk-free yield curve plus a premium reflecting the uncertainty related to the timing of cash flows. The income statement effects of the FDIC loss share receivable are included in other income and include the accretion due to discounting and changes in expected reimbursements. Decreases in expected reimbursements will be recognized in income prospectively consistent with the approach taken to recognize increases in cash flows on covered loans. Increases in expected reimbursements will be recognized in income in the same period that the allowance for credit losses for the related loans is recognized.

Nonperforming Assets

Nonperforming assets include non-accrual loans and leases and foreclosed property. Foreclosed property consists of real estate and other assets acquired as a result of customers' loan defaults. BB&T's policies related to when loans are placed on nonaccrual status conform to guidelines prescribed by bank regulatory authorities. Commercial loans and leases are placed on nonaccrual status when it is probable that principal or interest is not fully collectible, or generally when principal or interest becomes 90 days past due, whichever occurs first. Sales finance loans, revolving credit loans, direct retail loans and mortgage loans are placed on nonaccrual status at varying intervals, based on the type of product, when principal and interest becomes between 90 days and 180 days past due. Specialized lending loans are placed on nonaccrual status generally when principal and interest becomes 90 days past due. Certain loans past due 90 days or more may remain on accrual status if management determines that it does not have concern over the collectibility of principal and interest. Generally, when loans are placed on nonaccrual status, interest receivable is reversed against interest income in the current period. Interest payments received thereafter are applied as a reduction to the remaining principal balance as long as concern exists as to the ultimate collection of the principal. Loans and leases are removed from nonaccrual status when they become current as to both principal and interest and concern no longer exists as to the collectibility of principal and interest.

Assets acquired as a result of foreclosure are carried at the lower of cost or net realizable value. Net realizable value equals fair value less estimated selling costs. Cost is determined based on the sum of unpaid principal, accrued but unpaid interest if not required to be reversed and acquisition costs associated with the loan. Any excess of cost over net realizable value at the time of foreclosure is charged to the allowance for loan and lease losses. Generally, such properties are valued periodically and if the carrying value is greater than the net realizable value, a valuation reserve is established. Routine maintenance costs, declines in market value and net losses on disposal are included in other noninterest expense.

Allowance for Loan and Lease Losses and Reserve for Unfunded Lending Commitments

The allowance for loan and lease losses and reserve for unfunded lending commitments are management's best estimate of probable credit losses that are inherent in the loan and lease portfolios and off-balance sheet lending commitments at the balance sheet date. The Company determines the allowance for loan and lease losses and the reserve for unfunded lending commitments based on an ongoing evaluation. This evaluation is inherently subjective because it requires material estimates, including the amounts and timing of cash flows expected to be received on impaired loans. Those estimates are susceptible to significant change. Changes to the allowance for loan and lease losses and the reserve for unfunded lending commitments are made by charges to the provision for credit losses, which is reflected in the Consolidated Statements of Income. Loans or lease balances deemed to be uncollectible are charged off against the allowance for loan and lease losses. Recoveries of amounts previously charged-off are credited to the allowance for loan and lease losses.

The allowance for loan and lease losses is the accumulation of various components that are calculated based on various methodologies. BB&T's allowance for loan and lease losses consists of (1) a component for individual loan impairment, and (2) components of collective loan impairment.

BB&T maintains specific reserves for individually impaired loans. A loan is impaired when, based on current information and events, it is probable that BB&T will be unable to collect all amounts due (interest as well as principal) according to the contractual terms of the loan agreement. Specific reserves are determined on a loan by loan basis based on management's best estimate of BB&T's exposure, given the current payment status of the loan, the present value of expected payments and the value of any underlying collateral.

Management's estimate of reserves established for collective impairment reflect losses inherent in the loan and lease portfolios as of the balance sheet reporting date. Embedded loss estimates are based on current migration rates and current risk mix. Embedded loss estimates may be adjusted to reflect current economic conditions and current portfolio trends including credit quality, concentrations, aging of the portfolio, and significant policy and underwriting changes.

For loans acquired in a business combination after December 31, 2008, BB&T has generally aggregated the purchased loans into pools of loans with common risk characteristics. In determining the allowance for loan and lease losses, BB&T performs analysis each period to estimate the expected cash flows for each of the loan pools. To the extent that the expected cash flows of a loan pool have decreased since the acquisition date, BB&T establishes an allowance for loan loss.

The methodology used to determine the reserve for unfunded lending commitments is inherently similar to that used to determine the collective component of the allowance for loan and lease losses described above, adjusted for factors specific to binding commitments, including the probability of funding and exposure at default.

While management uses the best information available to establish the allowance for loan and lease losses and the reserve for unfunded lending commitments, future adjustments may be necessary if economic conditions differ substantially from the assumptions used in performing the valuations or, if required by regulators, based upon information available to them at the time of their examinations.

Premises and Equipment

Premises, equipment, capital leases and leasehold improvements are stated at cost less accumulated depreciation or amortization. Land is stated at cost. In addition, purchased software and costs of computer software developed for internal use are capitalized provided certain criteria are met. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease terms, including certain renewals that were deemed probable at lease inception, or the estimated useful lives of the improvements. Capitalized leases are amortized by the same methods as premises and equipment over the estimated useful lives or lease terms, whichever is less. Obligations under capital leases are amortized using the interest method to allocate payments between principal reduction and interest expense. Rent expense and rental income on operating leases is recorded using the straight-line method over the appropriate lease terms.

Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements generally have maturities ranging from 1 day to 36 months. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the borrowing. The terms of repurchase agreements may require BB&T to provide additional collateral if the fair value of the securities underlying the borrowings declines during the term of the agreement.

Income Taxes

Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

Derivative Financial Instruments

A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. These instruments include interest rate swaps, caps, floors, collars, financial forwards and futures contracts, swaptions, when-issued securities, foreign exchange contracts and options written and purchased. BB&T uses derivatives primarily to manage economic risk related to securities, business loans, mortgage servicing rights and mortgage banking operations, Federal funds purchased, other time deposits, long-term debt and institutional certificates of deposit. BB&T also uses derivatives to facilitate transactions on behalf of its clients. The fair value of derivatives in a gain or loss position is included in other assets or liabilities, respectively, on the Consolidated Balance Sheets.

BB&T classifies its derivative financial instruments as either (1) a hedge of an exposure to changes in the fair value of a recorded asset or liability ("fair value hedge"), (2) a hedge of an exposure to changes in the cash flows of a recognized asset, liability or forecasted transaction ("cash flow hedge"), (3) a hedge of a net investment in a subsidiary, or (4) derivatives not designated as hedges. Changes in the fair value of derivatives not designated as hedges are recognized in current period earnings. BB&T has master netting agreements with the derivatives dealers with which it does business, but reflects gross gains and losses on the Consolidated Balance Sheets.

BB&T uses the long-haul method to assess hedge effectiveness. BB&T documents, both at inception and over the life of the hedge, at least quarterly, its analysis of actual and expected hedge effectiveness. This analysis includes techniques such as regression analysis and hypothetical derivatives to demonstrate that the hedge has been, and is expected to be, highly effective in off-setting corresponding changes in the fair value or cash flows of the hedged item. For cash flow hedges involving interest rate caps and collars, this analysis also includes consideration of whether critical terms match, the strike price of the hedging option matches the specified level beyond (or within) which the entity's exposure is being hedged, the hedging instrument's inflows (outflows) at its maturity date completely offset the change in the hedged transaction's cash flows for the risk being hedged and the hedging instrument can be exercised only on its contractual maturity date. For a qualifying fair value hedge, changes in the value of the derivatives that have been highly effective as hedges are recognized in current period earnings along with the corresponding changes in the fair value of the designated hedged item attributable to the risk being hedged. For a qualifying cash flow hedge, the portion of changes in the fair value of the derivatives that have been highly effective are recognized in other comprehensive income until the related cash flows from the hedged item are recognized in earnings. For qualifying cash flow hedges involving interest rate caps and collars, the initial fair value of the premium paid is allocated and recognized in the same future period that the hedged forecasted transaction impacts earnings.

For either fair value hedges or cash flow hedges, ineffectiveness may be recognized in noninterest income to the extent that changes in the value of the derivative instruments do not perfectly offset changes in the value of the hedged items attributable to the risk being hedged. If the hedge ceases to be highly effective, BB&T discontinues hedge accounting and recognizes the changes in fair value in current period earnings. If a derivative that qualifies as a fair value or cash flow hedge is terminated or the designation removed, the realized or then unrealized gain or loss is recognized into income over the original hedge period (fair value hedge) or period in which the hedged item affects earnings (cash flow hedge). Immediate recognition in earnings is required upon sale or extinguishment of the hedged item (fair value hedge) or if it is probable that the hedged cash flows will not occur (cash flow hedge).

Derivatives used to manage economic risk not designated as hedges primarily represent economic risk management instruments of mortgage servicing rights and mortgage banking operations, with gains or losses included in mortgage banking income. In connection with its mortgage banking activities, BB&T enters into loan commitments to fund residential mortgage loans at specified rates and for specified periods of time. To the extent that BB&T's interest rate lock commitments relate to loans that will be held for sale upon funding, they are also accounted for as derivatives, with gains or losses included in mortgage banking income. Gains and losses on other derivatives used to manage economic risk are primarily associated with client derivative activity and are included in other income.

Per Share Data

Basic net income per common share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the years presented. Diluted net income per common share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding.

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as acquisitions. BB&T allocates goodwill to the reporting unit(s) that receive(s) significant benefits from the acquisition. Goodwill is not amortized over an estimated useful life, but rather is tested at least annually for impairment. BB&T performs its impairment testing in the fourth quarter of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value of the business below its carrying value. BB&T measures impairment using the present value of estimated future cash flows. The analysis is based upon available information regarding expected future cash flows and discount rates. Discount rates are based upon the cost of capital specific to the industry in which the reporting unit operates. If the carrying value of the reporting unit exceeds its fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities of the reporting unit is less than the carrying value, BB&T would recognize impairment for the excess of carrying value over fair value.

Core deposit and other intangible assets include premiums paid for acquisitions of core deposits ("core deposit intangibles") and other identifiable intangible assets. Intangible assets other than goodwill, which are determined to have finite lives, are amortized based upon the estimated economic benefits received.

Loan Securitizations

BB&T enters into loan securitization transactions related to most of its fixed-rate conforming mortgage loans. In connection with these transactions, loans are converted into mortgage-backed securities issued primarily by the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Federal National Mortgage Association ("Fannie Mae") and the Government National Mortgage Association ("Ginnie Mae"), and are subsequently sold to third party investors. BB&T records loan securitizations as a sale when the transferred loans are legally isolated from its creditors and the other accounting criteria for a sale are met. Gains or losses recorded on loan securitizations are based in part on the net carrying amount of the loans sold, which is allocated between the loans sold and retained interests based on their relative fair values at the date of sale. BB&T

generally retains the mortgage servicing on loans sold. Since quoted market prices are not typically available, BB&T estimates the fair value of these retained interests using modeling techniques to determine the net present value of expected future cash flows. Such models incorporate management's best estimates of key variables, such as prepayment speeds and discount rates that would be used by market participants based on the risks involved. Gains and losses incurred on loans sold to third party investors are included in mortgage banking income in the Consolidated Statements of Income.

BB&T periodically securitizes mortgage loans that it intends to hold for the foreseeable future and transfers the resulting securities to the securities available for sale portfolio. This is generally accomplished by exchanging the loans for mortgage-backed securities issued primarily by Freddie Mac. Since the transfers are not considered a sale, no gain or loss is recorded in conjunction with these transactions.

Mortgage Servicing Rights

BB&T has two classes of mortgage servicing rights for which it separately manages the economic risks: residential and commercial. Residential mortgage servicing rights are recorded on the Consolidated Balance Sheets at fair value with changes in fair value recorded as a component of mortgage banking income each period. Commercial mortgage servicing rights are recorded as other assets on the Consolidated Balance Sheets at the lower of cost or market and are amortized in proportion to, and over the estimated period that, net servicing income is expected to be received based on projections of the amount and timing of estimated future net cash flows. The amount and timing of estimated future net cash flows are updated based on actual results and updated projections. BB&T periodically evaluates its commercial mortgage servicing rights for impairment.

Equity-Based Compensation

BB&T maintains various equity-based compensation plans. These plans provide for the granting of stock options (incentive and nonqualified), stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to selected BB&T employees and directors. BB&T values share-based awards at the grant date fair value and recognizes the expense over the requisite service period taking into account retirement eligibility.

Changes in Accounting Principles and Effects of New Accounting Pronouncements

BB&T adopted new guidance impacting *Business Combinations* on January 1, 2009. This guidance requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. In addition, guidance related to the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination was adopted. Disclosures required for business combinations are included in Note 2 to these consolidated financial statements.

BB&T adopted new guidance impacting *Derivatives and Hedging* on January 1, 2009. This guidance requires that an entity provide enhanced disclosures related to derivative and hedging activities. The additional disclosures required by this guidance are included in Note 19 to these consolidated financial statements.

BB&T adopted new guidance impacting *Intangibles—Goodwill and Other* on January 1, 2009. This guidance amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under GAAP. The adoption of this guidance was not material to the consolidated financial statements.

In December 2008, the FASB issued new guidance impacting *Compensation—Retirement Benefits—Defined Benefit Plans—General*. The objectives of this guidance are to provide users of the financial statements with more detailed information related to the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets and the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, as well as how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies. The disclosures about plan assets required by this guidance were effective for BB&T on December 31, 2009 and included in Note 14 to these consolidated financial statements.

In April 2009, the FASB issued new guidance impacting *Fair Value Measurements and Disclosures*. This provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This also includes guidance on identifying circumstances that indicate a transaction is not orderly, requires additional disclosures of valuation inputs and techniques in interim periods and defines the major security types that are required to be disclosed. This guidance was effective for BB&T on April 1, 2009. The additional disclosures required by this guidance are included in Note 18 to these consolidated financial statements.

In April 2009, the FASB issued new guidance impacting *Investments—Debt and Equity Securities*. This guidance amends GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance was effective for BB&T on April 1, 2009. BB&T did not have any cumulative effect adjustment related to the adoption of this guidance and the additional disclosures required are included in the Consolidated Statements of Income and in Note 3 to these consolidated financial statements.

In June 2009, the FASB issued new guidance impacting *Transfers and Servicing*. The objective of this guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. This guidance is effective for financial asset transfers occurring after December 31, 2009. The adoption of this guidance is not expected to be material to BB&T's consolidated financial statements.

In June 2009, the FASB issued new guidance impacting *Consolidation* of variable interest entities. The objective of this guidance is to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This guidance is effective as of January 1, 2010. The adoption of this guidance is not expected to be material to BB&T's consolidated financial statements.

In September 2009, the FASB issued new guidance that creates a practical expedient to measure the fair value of an alternative investment that does not have a readily determinable fair value. This guidance also requires certain additional disclosures. This guidance is effective for interim and annual periods ending after December 15, 2009. The adoption of this guidance was not material to BB&T's consolidated financial statements.

In February 2010, the FASB issued new guidance impacting *Fair Value Measurements and Disclosures*. The new guidance requires a gross presentation of purchases and sales of Level 3 activities and adds a new requirement to disclose transfers in and out of Level 1 and Level 2 measurements. The guidance related to the transfers between level 1 and level 2 measurements is effective for BB&T on January 1, 2010. The guidance that requires increased disaggregation of the level 3 activities is effective for BB&T on January 1, 2011.

NOTE 2. Business Combinations

Financial Institution Acquisitions

Colonial Bank

On August 14, 2009, Branch Bank entered into a purchase and assumption agreement with the Federal Deposit Insurance Corporation ("FDIC") to acquire certain assets and assume substantially all of the deposits and certain liabilities of Colonial Bank, an Alabama state-chartered bank headquartered in Montgomery, Alabama ("Colonial").

Colonial operated 357 locations in Florida, Alabama, Georgia, Texas and Nevada. Excluding the effects of purchase accounting adjustments, Branch Bank assumed approximately $19.2 billion of the deposits of Colonial. Additionally, Branch Bank purchased approximately $14.3 billion in loans, $165 million of other real estate owned ("OREO") and $3.7 billion of investment securities. In connection with the acquisition, Branch Bank also entered into loss sharing agreements with the FDIC. Approximately $14.3 billion of acquired loans and OREO and $1.1 billion of the purchased investment securities are covered by loss sharing agreements between the FDIC and Branch Bank.

Pursuant to the terms of these loss sharing agreements, the FDIC's obligation to reimburse Branch Bank for losses with respect to certain loans, OREO, certain investment securities and other assets (collectively, "covered assets"), begins with the first dollar of loss incurred. The terms of the loss sharing agreement with respect to certain non-agency mortgage-backed securities totaling $624 million at August 14, 2009, provides that Branch Bank will be reimbursed by the FDIC for 95% of any and all losses. All other covered assets are subject to a stated threshold of $5 billion that provides for the FDIC to reimburse Branch Bank for (1) 80% of losses incurred up to $5 billion and (2) 95% of losses in excess of $5 billion. Gains and recoveries on covered assets will offset losses, or be paid to the FDIC, at the applicable loss share percentage at the time of recovery.

The loss sharing agreement applicable to single family residential mortgage loans provides for FDIC loss sharing and Branch Bank reimbursement to the FDIC, in each case as described above, for ten years. The loss sharing agreement applicable to commercial loans and other covered assets provides for FDIC loss sharing for five years and Branch Bank reimbursement to the FDIC for gains and recoveries for a total of eight years, in each case as described above.

The loss sharing agreements are subject to certain servicing procedures as specified in the agreements. The expected reimbursements under the loss sharing agreements were recorded as a loss share receivable at their estimated fair value of $3.1 billion on the acquisition date.

On October 15, 2019, BB&T is required to pay the FDIC 55% of the excess, if any, of (i) $1 billion over (ii) the sum of (A) 25% of the total net amounts paid to BB&T under both of the loss sharing agreements (i.e., BB&T's payments received from the FDIC for losses, offset by BB&T's payments made to the FDIC for recoveries) plus (B) 20% of the deemed total cost to BB&T of administering the assets covered under the loss sharing agreements other than shared loss securities. The deemed total cost to BB&T of administering the covered assets is the sum of 2% of the average of the principal amount of shared loss loans and shared loss assets (other than the shared loss securities) based on the beginning and end of year balances for each of the 10 years during which the shared loss agreements are in effect. In addition, any payments made by either party with respect to the securities with a 95% loss share will be excluded from this calculation.

Branch Bank did not immediately acquire the real estate, banking facilities, furniture or equipment of Colonial as part of the purchase and assumption agreement. However, under the terms of the agreement, Branch Bank had the option through February 1, 2010 to acquire these assets from the FDIC at their fair market value as of the acquisition date. At December 31, 2009, these banking facilities and equipment were leased from the FDIC on a month-to-month basis. Prior to the expiration of this option, Branch Bank notified the FDIC of its intention to purchase certain Colonial premises and equipment with an estimated fair market value totaling approximately $200 million. Branch Bank and the FDIC are continuing to evaluate appraisals related to certain of these assets.

Branch Bank also had an option through February 1, 2010 to assume or repudiate certain lease agreements of Colonial. The repudiation or assumption of these lease agreements was finalized prior to the expiration of this option and the process to determine the fair value of assumed lease obligations is still on-going. To the extent the fair value of lease payments are different than the contractual amounts a goodwill adjustment will be required.

Branch Bank determined that the acquisition of certain net assets of Colonial constituted a business acquisition. Accordingly, the assets acquired and liabilities assumed as of August 14, 2009 are presented at their fair values in the table below. In many cases the determination of these fair values required management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature and subject to change. These fair value estimates are considered preliminary, and are subject to change for up to one year after the closing date of the acquisition as additional information relative to closing date fair values becomes available. Branch Bank and the FDIC are engaged in ongoing discussions that may impact which assets and liabilities are ultimately acquired or assumed by Branch Bank and/or the purchase price. In addition, the tax treatment of FDIC-assisted acquisitions is complex and subject to interpretations that may result in future adjustments of deferred taxes as of the acquisition date.

The operating results of BB&T for the year ended December 31, 2009 include the operating results produced by the acquired assets and assumed liabilities for the period of August 15, 2009 to December 31, 2009 and were not material to the year ended December 31, 2009. Due primarily to BB&T acquiring only certain assets and liabilities of Colonial, the significant amount of fair value adjustments, and the FDIC loss sharing agreements now in place, historical results of Colonial are not meaningful to BB&T's results, and thus no pro forma information is presented.

On January 15, 2010, BB&T sold certain Nevada branch locations and approximately $850 million in deposits that were acquired from Colonial.

Approximately $533 million of goodwill and a $176 million core deposit intangible were recorded in connection with this transaction. The amount of goodwill recorded reflects the increased market share and related synergies that are expected to result from the acquisition, and represents the residual difference in the fair value of the net liability assumed by BB&T along with the payment from the FDIC for assuming this liability. The goodwill was assigned to BB&T's banking network segment. All of the goodwill and core deposit intangible assets recognized are deductible for income tax purposes.

	As Recorded by Colonial Bank	Fair Value Adjustments	As Recorded by BB&T
	(Dollars in millions)		
Assets:			
Cash, due from banks and federal funds sold	$ 185	$ —	$ 185
Interest-bearing deposits in banks and the Federal Reserve	876	—	876
Investment securities (including $1,142 of covered securities)	3,723	(4)	3,719
Covered loans held for sale	1,071	—	1,071
Covered loans	13,039	(4,484)	8,555
Non-covered loans	218	(68)	150
Total loans	14,328	(4,552)	9,776
Goodwill	—	533	533
Core deposit intangible	—	176	176
Covered other real estate owned	165	(21)	144
FDIC loss share receivable	—	3,083	3,083
Other assets (including $60 of covered assets)	360	282	642
Total assets acquired	$19,637	$ (503)	$19,134
Liabilities:			
Deposits	$19,205	$ 131	$19,336
Repurchase agreements	74	—	74
Advances from Federal Home Loan Bank of Atlanta	3,341	313	3,654
Accrued expenses and other liabilities	90	101	191
Total liabilities assumed	$22,710	$ 545	$23,255
Due from FDIC for net liabilities assumed	$ 3,073	$ 1,048	$ 4,121

The following is a description of the methods used to determine the fair values of significant assets and liabilities presented above.

Cash, due from banks and federal funds sold, interest-bearing deposits in banks and the Federal Reserve

The carrying amount of these assets is a reasonable estimate of fair value based on the short-term nature of these assets.

Investment Securities

Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair value estimates are based on observable inputs including quoted market prices for similar instruments, quoted market prices that are not in an active market or other inputs that are observable in the market. In the absence of observable inputs, fair value is estimated based on pricing models and/or discounted cash flow methodologies.

Loans

Fair values for loans were based on a discounted cash flow methodology that considered factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and current discount rates. Loans were grouped together according to similar characteristics and were treated in the aggregate when applying various valuation techniques. The discount rates used for loans are based on current market rates for new originations of comparable loans and include adjustments for liquidity concerns. The discount rate does not include a factor for credit losses as that has been included in the estimated cash flows.

Core deposit intangible

This intangible asset represents the value of the relationships that Colonial had with its deposit customers. The fair value of this intangible asset was estimated based on a discounted cash flow methodology that gave appropriate consideration to expected customer attrition rates, cost of the deposit base, reserve requirements and the net maintenance cost attributable to customer deposits.

Other real estate owned ("OREO")

OREO is presented at the estimated present value that management expects to receive when the property is sold, net of related costs of disposal.

FDIC loss share receivable

This loss sharing asset is measured separately from the related covered asset as it is not contractually embedded in the assets and is not transferable with the assets should Branch Bank choose to dispose of them. Fair value was estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. These expected reimbursements do not include reimbursable amounts related to future covered expenditures. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC.

Deferred taxes

Deferred taxes totaling approximately $306 million, which are reflected in the other assets line in the table above, relate to differences between the financial statement and tax basis of certain acquired assets and liabilities including the acquired loans, loss share receivable and certain acquired long-term debt. Deferred taxes are calculated based on the estimated federal and state income tax rates currently in effect for BB&T.

Deposits

The fair values used for the demand and savings deposits that comprise the transaction accounts acquired by definition equal the amount payable on demand at the acquisition date. The fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered to the interest rates embedded on such time deposits.

Advances from Federal Home Loan Bank of Atlanta

The fair values of Federal Home Loan Bank (FHLB) advances were based on pricing supplied by the FHLB.

Other Financial Institution Acquisitions

On December 12, 2008, BB&T acquired all the deposits and $61 million in assets of Haven Trust Bank of Duluth, Georgia through an agreement with the FDIC. Haven Trust Bank operated four branches with approximately $506 million in deposits.

On May 1, 2007, BB&T completed the acquisition of Coastal Financial Corporation ("Coastal"), a $1.7 billion bank holding company headquartered in Myrtle Beach, South Carolina. In conjunction with this transaction, BB&T issued approximately 8.8 million shares of common stock and 574 thousand stock options valued in the aggregate at $400 million. Including subsequent adjustments, BB&T recorded $246 million in goodwill and $47 million in amortizing intangibles, which are primarily core deposit intangibles.

Insurance and Other Non-bank Acquisitions

During 2009, BB&T acquired certain assets of an insurance premium finance business, one insurance agency and two commercial real estate servicing businesses. Including subsequent adjustments, approximately $39 million of goodwill and $29 million of identifiable intangibles were recorded in connection with these acquisitions. During 2008, BB&T acquired eleven insurance businesses and one nonbank financial services company. Including subsequent adjustments, approximately $246 million in goodwill and $156 million of identifiable intangible assets were recorded in connection with these transactions. During 2007, BB&T acquired four insurance agencies and two nonbank financial services companies. Including subsequent adjustments, BB&T recorded approximately $82 million in goodwill and $93 million of identifiable intangibles in connection with these transactions. BB&T also divested one insurance agency during 2007.

Merger and acquisition agreements of businesses other than financial institutions occasionally include additional incentives to the acquired entities to offset the loss of future cash flows previously received through ownership positions. Typically, these incentives are based on the acquired entity's contribution to BB&T's earnings compared to agreed-upon amounts. These amounts will be charged to goodwill based on the terms of the agreement. When offered, these incentives are typically issued for terms of three to five years. As certain provisions of these agreements do not specify dollar limitations, it is not possible to quantify the maximum exposure resulting from these agreements.

Merger-Related and Restructuring Activities

BB&T has incurred certain merger-related and restructuring expenses. Merger-related and restructuring expenses or credits include: severance and personnel-related costs or credits, which typically occur in corporate support and data processing functions; occupancy and equipment charges or credits, which relate to costs or gains associated with lease terminations, obsolete equipment write-offs, and the sale of duplicate facilities and equipment; and other merger-related and restructuring charges or credits, which include expenses necessary to convert and combine the acquired branches and operations of merged companies, direct media advertising related to the acquisitions, asset and supply inventory write-offs, investment banking advisory fees, and other similar charges. Merger-related and restructuring charges during 2009, 2008 and 2007 were $38 million, $15 million and $21 million, respectively.

At December 31, 2009 and 2008, there were $15 million and $24 million, respectively, of merger-related and restructuring accruals. Merger-related and restructuring accruals are established when the costs are incurred or once all requirements for a plan to dispose of certain business functions have been approved by management. In general, a major portion of accrued costs are utilized in conjunction with or immediately following the systems conversion, when most of the duplicate positions are eliminated and the terminated employees begin to receive severance. Other accruals are utilized over time based on the sale, closing or disposal of duplicate facilities or equipment or the expiration of lease contracts. Merger and restructuring accruals are re-evaluated periodically and adjusted as necessary. The remaining accruals at December 31, 2009 are expected to be utilized during 2010, unless they relate to specific contracts that expire in later years.

NOTE 3. Securities

The amortized cost and approximate fair values of securities available for sale were as follows:

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in millions)			
Securities available for sale:				
U.S. government-sponsored entities (GSE)	$ 2,090	$ 5	$ 60	$ 2,035
Mortgage-backed securities issued by GSE	26,649	231	210	26,670
States and political subdivisions	2,176	56	125	2,107
Non-agency mortgage-backed securities	1,339	—	317	1,022
Equity and other securities	852	22	—	874
Covered securities	1,166	47	12	1,201
Total securities available for sale	$34,272	$361	$724	$33,909

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in millions)			
Securities available for sale:				
U.S. government-sponsored entities (GSE)	$ 1,320	$ 13	$ —	$ 1,333
Mortgage-backed securities issued by GSE	27,117	338	25	27,430
States and political subdivisions	2,413	8	344	2,077
Non-agency mortgage-backed securities	1,573	—	475	1,098
Equity and other securities	937	2	34	905
Total securities available for sale	$ 33,360	$ 361	$ 878	$ 32,843

Covered securities include $896 million of non-agency mortgage-backed securities and $305 million of municipal securities acquired as part of the Colonial transaction. All covered securities are covered by one of the FDIC loss share agreements as further discussed in Note 2 to these consolidated financial statements.

At December 31, 2009 and 2008, securities with carrying value of approximately $20.7 billion and $16.1 billion were pledged to secure municipal deposits, securities sold under agreements to repurchase, other borrowings, and for other purposes as required or permitted by law.

BB&T had certain investments in marketable debt securities and mortgage-backed securities issued by Fannie Mae and Freddie Mac that exceeded ten percent of shareholders' equity at December 31, 2009. The

Fannie Mae investments had total amortized cost and fair values of $18.1 billion at December 31, 2009, while Freddie Mac investments had total amortized cost and fair values of $7.4 billion.

At December 31, 2009, non-agency mortgage-backed securities primarily consisted of residential mortgage-backed securities. Equity securities include investments in stock issued by the FHLB of Atlanta. At December 31, 2009 and 2008, BB&T held $656 million and $479 million, respectively, of investments in FHLB stock.

The gross realized gains and losses and other than temporary impairments recognized in net income during 2009, 2008 and 2007 are reflected in the following table:

	As of December 31		
	2009	2008	2007
Gross gains	$241	$ 244	$ 22
Gross losses	(1)	(33)	(25)
Net realized gains/(losses)	240	211	(3)
OTTI recognized in net income	(41)	(104)	—
Net securities gains/(losses)	$199	$ 107	$ (3)

The amortized cost and estimated fair value of the debt securities portfolio at December 31, 2009, by contractual maturity, are shown in the accompanying table. The expected life of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay the underlying mortgage loans with or without call or prepayment penalties. For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been included in maturity groupings based on the contractual maturity.

	December 31, 2009	
	Available for Sale	
	Amortized Cost	Fair Value
	(Dollars in millions)	
Debt Securities:		
Due in one year or less	$ 156	$ 157
Due after one year through five years	164	168
Due after five years through ten years	3,662	3,661
Due after ten years	29,431	29,043
Total debt securities	33,413	33,029
Total securities with no stated maturity	859	880
Total securities	$34,272	$33,909

The following tables reflect the gross unrealized losses and fair values of BB&T's investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at the dates presented.

	December 31, 2009					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in millions)					
Securities:						
U.S. government-sponsored entities (GSE)	$ 1,843	$ 60	$ —	$—	$ 1,843	$ 60
Mortgage-backed securities issued by GSE	16,338	210	114	—	16,452	210
States and political subdivisions	409	65	274	60	683	125
Non-agency mortgage-backed securities	181	66	825	251	1,006	317
Equity and other securities	13	—	1	—	14	—
Covered securities	94	12	—	—	94	12
Total temporarily impaired securities	$18,878	$413	$1,214	$311	$20,092	$724

	December 31, 2008					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in millions)					
Securities:						
Mortgage-backed securities issued by GSE	$ 4,388	$ 24	$ 191	$ 1	$ 4,579	$ 25
States and political subdivisions	1,174	174	328	170	1,502	344
Non-agency mortgage-backed securities	629	235	469	240	1,098	475
Equity and other securities	159	33	20	1	179	34
Total temporarily impaired securities	$ 6,350	$466	$1,008	$412	$ 7,358	$878

BB&T periodically evaluates available-for-sale securities for other-than-temporary impairment. Based on its evaluations during 2009, BB&T recognized in net income $41 million of other-than-temporary impairments, of which $39 million primarily related to equity securities. In addition, BB&T recognized $133 million of other-than-temporary impairments on five non-agency mortgage-backed securities, of that amount $2 million was recognized in net income and $131 million was recorded in other comprehensive income. Based on its evaluations during 2008, BB&T recorded $104 million of other-than-temporary impairments related to certain debt and equity securities. No other-than-temporary impairments were recorded during 2007.

On December 31, 2009, BB&T held certain investment securities having continuous unrealized loss positions for more than 12 months. As of December 31, 2009, the unrealized losses on these securities totaled $311 million. All of these losses were in non-agency mortgage-backed and municipal securities. At December 31, 2009, all of the available-for-sale debt securities in an unrealized loss position, excluding those covered by FDIC loss sharing agreements, were investment grade with the exception of (a) one auction rate security with a book value of $2 million; (b) two municipal bonds with a book value of $8 million; (c) eleven non-agency mortgage-backed securities with a book value of $859 million and (d) one non-agency commercial mortgage-backed security with a book value of $25 million. All of the non-investment grade securities referenced above were initially investment grade and have been downgraded since purchase. BB&T evaluated all of its debt securities for credit impairment. Based on its evaluation at December 31, 2009, BB&T determined that certain of the non-investment grade non-agency mortgage-backed securities had credit losses evident and recognized other-than-temporary impairments related to these securities. Approximately $1 million of the decline in fair value related to credit losses and was recognized in net income. BB&T's evaluation of the other debt securities with continuous unrealized losses indicated that there were no credit losses evident. Furthermore, BB&T does not intend to sell and it is more likely than not that the Company will not be required to sell these debt securities before the anticipated recovery of the amortized cost basis. See the "Summary Analysis Supporting Conclusions" section below for further details regarding BB&T's below investment grade securities with significant unrealized losses.

BB&T conducts periodic reviews to identify and evaluate each investment that has an unrealized loss for other-than-temporary impairment. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses that are determined to be temporary in nature are recorded, net of tax, in accumulated other comprehensive income for available-for-sale securities.

Factors considered in determining whether a loss is temporary include:

- The financial condition and near–term prospects of the issuer, including any specific events that may influence the operations of the issuer;
- BB&T's intent to sell and whether it is more likely than not that the Company will be required to sell these debt securities before the anticipated recovery of the amortized cost basis;
- The length of the time and the extent to which the market value has been less than cost;
- Whether the decline in fair value is attributable to specific conditions, such as conditions in an industry or in a geographic area;
- Whether a debt security has been downgraded by a rating agency;
- Whether the financial condition of the issuer has deteriorated;
- The seniority of the security;
- Whether dividends have been reduced or eliminated, or scheduled interest payments on debt securities have not been made; and
- Any other relevant available information.

For certain U.S. mortgage-backed securities (and in particular for non-agency Alt-A, Prime and other mortgage-backed securities that have significant unrealized losses as a percentage of amortized cost), credit impairment is assessed using a cash flow model that estimates the cash flows on the underlying mortgage pools, using security-specific structure information. The model estimates cash flows from the underlying mortgage loan pools and distributes those cash flows to the various tranches of securities, considering the transaction structure and any subordination and credit enhancements that exist in each structure. The cash flow model projects the remaining cash flows using a number of assumptions, including default rates, prepayment rates and recovery rates (on foreclosed properties).

Management reviews the result of the cash flow model, internal credit analysis and other market observable information in its estimation of possible future credit losses. If management does not expect to recover the entire amortized cost basis of a mortgage-backed security, the Company records other-than-temporary impairment equal to the amount of expected credit losses in the mortgage-backed security. The remaining amount of unrealized loss is recognized as a component of other comprehensive income.

Where a mortgage-backed security is not deemed to be credit impaired, management performs additional analysis to assess whether it intends to sell and it is more likely than not that the Company will be required to sell these debt securities before anticipated recovery of the amortized cost basis. In making this determination, BB&T considers its expected liquidity and capital needs, including its asset/liability management needs, forecasts, strategies and other relevant information.

Summary Analysis Supporting Conclusions

The following table presents a detailed analysis of non-investment grade securities with significant unrealized losses that are not covered by a loss sharing arrangement. The expected underlying collateral losses represent losses on the underlying mortgage pools supporting BB&T's tranche. The benefits from subordination represent the amount of the expected losses the subordinate security holders are obligated to absorb prior to BB&T incurring a loss.

Non-investment grade securities with significant unrealized losses

As of December 31, 2009
(Dollars in millions)

Security	Amortized Cost	Fair Value	Unrealized Loss	Credit Rating			Expected Underlying Collateral Losses	Benefit of Subordination
				Moody's	S&P	Fitch		
Securities with other-than-temporary impairment losses (1):								
RMBS 1	$ 61	$ 49	$(12)		CCC	CC	$2	$2
RMBS 2	126	94	(32)		CCC	CCC	5	4
RMBS 3	60	49	(11)	Ba2	B	CCC	2	2
RMBS 4	161	121	(40)	Caa1	CCC		7	7
RMBS 5	57	36	(21)	Caa2		C	3	3
Securities without other-than-temporary impairment losses (2):								
RMBS 6	62	19	(43)	Caa1	CCC	CC	2	2
RMBS 7	114	75	(39)	Caa2	CCC		6	6
RMBS 8	49	37	(12)	B3	CCC		2	2
RMBS 9	122	70	(52)		CCC	CCC	5	5

(1) The total amount of other-than-temporary impairment related to these securities was $133 million, and of that amount $2 million was recognized in current year income while $131 million was recorded in other comprehensive income.
(2) Additional benefits of subordination are available in excess of the expected underlying collateral losses.

NOTE 4. Loans and Leases

The following table provides a breakdown of BB&T's loan portfolio as of December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008
	(Dollars in millions)	
Loans and leases, net of unearned income:		
Commercial loans	**$ 49,445**	$49,727
Leveraged leases	**375**	753
Total commercial loans and leases	**49,820**	50,480
Sales finance loans	**6,290**	6,354
Revolving credit loans	**2,016**	1,777
Direct retail loans	**14,283**	15,454
Residential mortgage loans	**15,435**	17,091
Specialized lending		
Loans	**6,953**	5,527
Leases	**717**	562
Total specialized lending	**7,670**	6,089
Other acquired loans	**123**	—
Total loans and leases held for investment (excluding covered loans)	**95,637**	97,245
Covered loans	**8,019**	—
Total loans and leases held for investment (1)	**103,656**	97,245
Loans held for sale	**2,551**	1,424
Total loans and leases	**$106,207**	$98,669

(1) Unearned income totaled $580 million and $748 million at December 31, 2009 and 2008, respectively.

Covered loans represent loans acquired from the FDIC subject to one of the loss sharing agreements. Other acquired loans represent consumer loans acquired from the FDIC that are not subject to one of the loss sharing agreements.

BB&T evaluated purchased loans for impairment. Purchased loans with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected are considered impaired. The following table reflects the carrying value of all purchased impaired and nonimpaired loans as of December 31, 2009:

	Purchased Impaired Loans	Purchased Nonimpaired Loans	Total
	(Dollars in millions)		
Residential mortgage loans	$ 826	$ 806	$1,632
Commercial real estate loans	2,732	2,574	5,306
Commercial loans	94	987	1,081
Total covered loans	3,652	4,367	8,019
Other acquired loans	14	109	123
Total	$3,666	$4,476	$8,142

Changes in the carrying amount and accretable yield for purchased impaired and nonimpaired loans, excluding loans held for sale, were as follows for the year ended December 31, 2009:

	Purchased Impaired		Purchased Nonimpaired	
	Accretable Yield	Carrying Amount of Loans	Accretable Yield	Carrying Amount of Loans
	(Dollars in millions)			
Balance at beginning of period	$ —	$ —	$ —	$ —
Additions (1)	997	3,820	1,427	4,885
Accretion	(108)	108	(126)	126
Payments received, net	—	(262)	—	(535)
Balance at end of period	$ 889	$3,666	$1,301	$4,476

(1) Represents the fair value of the loans at the date of acquisition.

As of August 14, 2009, the preliminary estimate of the contractually required payments receivable for all purchased impaired loans acquired in the Colonial transaction, including those covered and not covered under loss sharing agreements with the FDIC, were $8.3 billion, the cash flows expected to be collected were $4.8 billion including interest, and the estimated fair value of the loans was $3.8 billion. These amounts were determined based upon the estimated remaining life of the underlying loans, which includes the effects of estimated prepayments. The outstanding balance for all purchased impaired loans as of the acquisition date and December 31, 2009 was $6.3 billion and $5.7 billion, respectively.

For the purchased nonimpaired loans, excluding loans held for sale, the preliminary estimate as of the acquisition date of the contractually required payments receivable were $9.1 billion, the contractual cash flows not expected to be collected were $2.8 billion, and the estimated fair value of the loans was $4.9 billion. The difference between the carrying value of the purchased nonimpaired loans and the expected cash flows is being accreted to interest income over the remaining life of the loans. The outstanding balance for all purchased nonimpaired loans as of the acquisition date and December 31, 2009 was $7.0 billion and $6.6 billion, respectively.

At December 31, 2009, none of the purchased impaired or purchased nonimpaired loans were classified as nonperforming assets. Therefore, interest income, through accretion of the difference between the carrying amount of the loans and the expected cash flows, is being recognized on all purchased loans. There was no allowance for credit losses related to the purchased loans at December 31, 2009.

The following table provides details regarding BB&T's investment in leveraged leases.

	December 31,	
	2009	2008
	(Dollars in millions)	
Rentals receivable (net of principal and interest on nonrecourse debt and head lease obligation)	**$ 750**	$1,367
Unearned income	**(375)**	(614)
Investment in leveraged leases, net of unearned income	**375**	753
Deferred taxes arising from leveraged leases	**12**	(70)
Net investment in leveraged leases	**$ 387**	$ 683

BB&T entered into a settlement agreement in 2008 with the Internal Revenue Service ("IRS") regarding its leveraged lease transactions. For tax purposes, the leveraged leases were deemed terminated as of December 31, 2008. Please refer to Note 13 for additional details regarding BB&T's leveraged lease settlement.

BB&T had $73.6 billion in loans secured by real estate at December 31, 2009. However, these loans were not concentrated in any specific market or geographic area other than Branch Bank's primary markets. Certain loans have been pledged as collateral for all outstanding Federal Home Loan Bank advances and certain other corporate purposes at December 31, 2009 and 2008.

The following table sets forth certain information regarding BB&T's impaired loans, excluding acquired impaired loans, that were evaluated for specific reserves:

	December 31,	
	2009	2008
	(Dollars in millions)	
Total recorded investment—impaired loans	**$1,598**	$ 740
Total recorded investment with no related valuation allowance	**611**	145
Total recorded investment with related valuation allowance	**987**	595
Allowance for loan and lease losses assigned to impaired loans	**(176)**	(102)
Net carrying value—impaired loans	**$1,422**	$ 638

Average impaired loans for the years ended December 31, 2009, 2008, and 2007 were $1.1 billion, $512 million and $137 million, respectively. The amount of interest that has been recognized as income on impaired loans for any of the last three years was not material.

At December 31, 2009, BB&T had $471 million in loans that were accruing interest under the terms of troubled debt restructurings. This amount consists of $103 million in residential mortgage loans, $54 million in revolving credit loans, $308 million in commercial loans and $6 million in direct retail loans. Loan restructurings generally occur when a borrower is experiencing, or is expected to experience, financial difficulties in the near-term. Consequently, a modification that would otherwise not be considered is granted to the borrower. These loans may continue to accrue interest as long as the borrower complies with the revised terms and conditions and has demonstrated repayment performance with the modified terms.

NOTE 5. Allowance for Loan and Lease Losses and Reserve for Unfunded Lending Commitments

An analysis of the allowance for credit losses for each of the past three years is presented in the following table:

	For the Years Ended December 31,		
	2009	2008	2007
	(Dollars in millions)		
Beginning Balance	**$ 1,607**	$1,015	$ 888
Other changes, net	**27**	(2)	17
Provision for credit losses	**2,811**	1,445	448
Loans and leases charged-off	**(1,862)**	(917)	(405)
Recoveries of previous charge-offs	**89**	66	67
Net loans and leases charged-off	**(1,773)**	(851)	(338)
Ending Balance	**$ 2,672**	$1,607	$1,015
Allowance for loan and lease losses	**$ 2,600**	1,574	1,004
Reserve for unfunded lending commitments	**72**	33	11
Allowance for credit losses	**$ 2,672**	$1,607	$1,015

	For the Years Ended December 31,		
	2009	2008	2007
	(Dollars in millions)		
Nonaccrual loans and leases (1)	**$ 2,718**	$1,413	$ 502
Foreclosed real estate	**1,451**	538	143
Other foreclosed property	**58**	79	51
Total foreclosed property	**1,509**	617	194
Total nonperforming assets (excluding covered assets) (2)	**$ 4,227**	$2,030	$ 696
Loans 90 days or more past due and still accruing (3)(4)	**$ 319**	$ 431	$ 223

(1) Covered and other acquired loans are considered to be performing due to the application of the accretion method. Covered loans that are contractually past due are noted in footnote 4 below.
(2) Excludes foreclosed real estate totaling $160 million as of December 31, 2009 that is covered by FDIC loss sharing agreements.
(3) Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.
(4) Excludes loans totaling $1.4 billion past due 90 days or more at December 31, 2009 that are covered by FDIC loss sharing agreements.

The gross additional interest income that would have been earned if the loans and leases classified as nonaccrual had performed in accordance with the original terms was approximately $115 million, $69 million and $30 million in 2009, 2008 and 2007, respectively.

NOTE 6. Premises and Equipment

A summary of premises and equipment is presented in the accompanying table:

	December 31, 2009	December 31, 2008
	(Dollars in millions)	
Land and land improvements	**$ 429**	$ 420
Buildings and building improvements	**1,039**	1,008
Furniture and equipment	**1,043**	1,012
Leasehold improvements	**464**	410
Construction in progress	**17**	69
Capitalized leases on premises and equipment	**6**	3
Total	**2,998**	2,922
Less—accumulated depreciation and amortization	**(1,415)**	(1,342)
Net premises and equipment	**$ 1,583**	$ 1,580

Useful lives for premises and equipment are as follows: buildings and building improvements—40 years; furniture and equipment—5 to 10 years; leasehold improvements—estimated useful life or lease term, including certain renewals which were deemed probable at lease inception, whichever is less; and capitalized leases on premises and equipment—estimated useful life or remaining term of tenant lease, whichever is less. Certain properties are pledged to secure mortgage indebtedness totaling $2 million at December 31, 2009 and 2008.

BB&T has noncancelable leases covering certain premises and equipment. Many of the leases have one or more renewal options, generally for periods of two to five years. Total rent expense applicable to operating leases was $210 million, $164 million and $159 million for 2009, 2008 and 2007, respectively. Rental income from owned properties and subleases was $7 million, $7 million and $8 million for 2009, 2008 and 2007, respectively. Future minimum lease payments for operating leases for the five years subsequent to 2009 are $172 million, $153 million, $127 million, $112 million and $96 million. The payments for 2015 and later years total $539 million.

Branch Bank did not immediately acquire the real estate, banking facilities, furniture or equipment of Colonial as part of the purchase and assumption agreement. However, Branch Bank has the option to purchase the real estate and furniture and equipment from the FDIC. At December 31, 2009, all Colonial banking facilities and equipment were leased from the FDIC on a month-to-month basis.

NOTE 7. Goodwill and Other Intangible Assets

The changes in the carrying amounts of goodwill attributable to each of BB&T's operating segments for the years ended December 31, 2009 and 2008 are reflected in the table below. To date, there have been no goodwill impairments recorded by BB&T.

	Goodwill Activity by Operating Segment							
	Banking Network	Residential Mortgage Banking	Sales Finance	Specialized Lending	Insurance Services	Financial Services	All Other	Total
	(Dollars in millions)							
Balance January 1, 2008	$4,035	$ 7	$ 93	$100	$ 741	$192	$26	$5,194
Acquired goodwill, net	—	—	—	1	246	—	—	247
Contingent consideration	—	—	—	—	48	—	—	48
Other adjustments	3	—	—	(3)	(6)	—	—	(6)
Balance December 31, 2008	4,038	7	93	98	1,029	192	26	5,483
Acquired goodwill, net	533	—	—	10	29	—	—	572
Contingent consideration	—	—	—	—	2	—	—	2
Other adjustments	(2)	—	—	2	(4)	—	—	(4)
Balance, December 31, 2009	$4,569	$ 7	$ 93	$110	$1,056	$192	$26	$6,053

The following table presents the gross carrying amounts and accumulated amortization for BB&T's identifiable intangible assets subject to amortization at the dates presented:

	Identifiable Intangible Assets					
	As of December 31, 2009			As of December 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(Dollars in millions)					
Identifiable intangible assets						
Core deposit intangibles	$ 633	$(375)	$258	$ 457	$(325)	$132
Other (1)	755	(373)	382	719	(309)	410
Totals	$1,388	$(748)	$640	$1,176	$(634)	$542

(1) Other identifiable intangibles are primarily customer relationship intangibles.

During the years ended December 31, 2009, 2008 and 2007, BB&T incurred $114 million, $100 million and $104 million, respectively, in pretax amortization expenses associated with core deposit intangibles and other intangible assets. At December 31, 2009, the weighted-average remaining life of core deposit intangibles and other identifiable intangibles was 9.7 years and 13.3 years, respectively.

Estimated amortization expense of identifiable intangible assets for each of the next five years total $125 million, $100 million, $82 million, $66 million and $53 million.

NOTE 8. Loan Servicing

Residential Mortgage Banking Activities

The following table includes a summary of residential mortgage loans managed or securitized and related delinquencies and net charge-offs:

	Years Ended December 31,	
	2009	2008
	(Dollars in millions)	
Mortgage Loans Managed or Securitized (1)	$21,637	$21,477
Less: Loans Securitized and Transferred to Securities Available for Sale	60	573
Loans Held for Sale	2,524	1,343
Covered Mortgage Loans	1,632	—
Mortgage Loans Sold with Recourse	1,986	2,470
Mortgage Loans Held for Investment	$15,435	$17,091
Mortgage Loans on Nonaccrual Status	$ 767	$ 375
Mortgage Loans 90 Days Past Due and Still Accruing Interest	158	165
Mortgage Loan Net Charge-offs	275	95

(1) Balances exclude loans serviced for others, with no other continuing involvement.

The unpaid principal balances of BB&T's total residential mortgage servicing portfolio were $73.6 billion, $59.7 billion and $51.0 billion at December 31, 2009, 2008 and 2007, respectively. The unpaid principal balances of residential mortgage loans serviced for others consist primarily of agency conforming fixed-rate mortgage loans and totaled $54.5 billion, $40.7 billion and $32.1 billion at December 31, 2009, 2008 and 2007, respectively. Mortgage loans serviced for others are not included in loans on the accompanying Consolidated Balance Sheets. BB&T recognized servicing fees of $190 million, $145 million and $114 million during 2009, 2008 and 2007, respectively, as a component of mortgage banking income.

During 2009, 2008 and 2007, BB&T sold residential mortgage loans with unpaid principal balances of $25.8 billion, $13.4 billion and $7.5 billion, respectively, and recognized pretax gains of $357 million, $78 million and $12 million, respectively, which were recorded in noninterest income as a component of mortgage banking income. BB&T retained the related mortgage servicing rights and receives servicing fees. At December 31, 2009 and 2008, the approximate weighted average servicing fee was .37% of the outstanding balance of the residential mortgage loans. The weighted average coupon interest rate on the portfolio of mortgage loans serviced for others was 5.57% and 6.03% at December 31, 2009 and 2008, respectively.

At December 31, 2009, BB&T had $2.0 billion of residential mortgage loans sold with limited recourse liability. In the event of nonperformance by the borrower, BB&T has maximum recourse exposure of approximately $667 million on these mortgage loans. At December 31, 2009, BB&T has recorded $6 million of reserves related to these recourse exposures.

The Company also has securitized residential mortgage loans and retained the resulting securities available for sale. As of December 31, 2009, the fair value of the securities available for sale still owned by BB&T was $62 million and the remaining unpaid principal balance of the underlying loans totaled $60 million. Based on the performance of the underlying loans and general liquidity of the securities, the Company's recovery of the cost basis in the securities has not been significantly impacted by changes in interest rates, prepayment speeds or credit losses.

Residential mortgage servicing rights are recorded on the Consolidated Balance Sheets at fair value with changes in fair value recorded as a component of mortgage banking income in the Consolidated Statements of Income for each period. BB&T uses various derivative instruments to mitigate the income statement effect of changes in fair value, due to changes in valuation inputs and assumptions, of its residential mortgage servicing rights. The following is an analysis of the activity in BB&T's residential mortgage servicing rights for the years ended December 31, 2009, 2008 and 2007:

	Residential Mortgage Servicing Rights For the Years Ended December 31,		
	2009	2008	2007
	(Dollars in millions)		
Carrying value, January 1,	**$ 370**	$ 472	$484
Additions	**398**	212	134
Purchases	**—**	—	4
Increase (decrease) in fair value:			
Due to changes in valuation inputs or assumptions	**190**	(220)	(60)
Other changes (1)	**(126)**	(94)	(90)
Carrying value, December 31,	**$ 832**	$ 370	$472

(1) Represents the realization of expected net servicing cash flows, expected borrower payments and the passage of time.

BB&T uses assumptions and estimates in determining the fair value of capitalized mortgage servicing rights. These assumptions include prepayment speeds and discount rates commensurate with the risks involved and comparable to assumptions used by market participants to value and bid servicing rights available for sale in the market. At December 31, 2009, the sensitivity of the current fair value of the residential mortgage servicing rights to immediate 10% and 20% adverse changes in key economic assumptions are included in the accompanying table.

	Residential Mortgage Servicing Rights December 31, 2009
	(Dollars in millions)
Fair Value of Residential Mortgage Servicing Rights	$ 832
Composition of Residential Loans Serviced for Others:	
Fixed-rate mortgage loans	99%
Adjustable-rate mortgage loans	1
Total	100
Weighted Average Life	5.2 yrs
Prepayment Speed	14.7%
Effect on fair value of a 10% increase	$ (42)
Effect on fair value of a 20% increase	(80)
Weighted Average Discount Rate	9.8%
Effect on fair value of a 10% increase	$ (36)
Effect on fair value of a 20% increase	(69)

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. As indicated, changes in fair value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of an adverse variation in a particular assumption on the fair value of the mortgage servicing rights is calculated without changing any other assumption; while in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments), which may magnify or counteract the effect of the change.

Commercial Mortgage Banking Activities

BB&T also arranges and services commercial real estate mortgages through Grandbridge Real Estate Capital, LLC ("Grandbridge") the commercial mortgage banking subsidiary of Branch Bank. During the years ended December 31, 2009, 2008 and 2007, Grandbridge originated $2.3 billion, $3.7 billion and $3.0 billion, respectively, of commercial real estate mortgages, the majority of which were arranged for third party investors. As of December 31, 2009, 2008 and 2007, Grandbridge's portfolio of commercial real estate mortgages serviced for others totaled $24.3 billion, $23.9 billion and $20.8 billion, respectively. Commercial real estate mortgage loans serviced for others are not included in loans on the accompanying Consolidated Balance Sheets. At December 31, 2009, Grandbridge had $4.0 billion in loans serviced for others that were covered by loss sharing agreements. Grandbridge's maximum recourse exposure associated with these loans is approximately $1.1 billion. BB&T has recorded $12 million of reserves related to these recourse exposures at December 31, 2009.

Commercial mortgage servicing rights are recorded as other assets on the Consolidated Balance Sheets at lower of cost or market and amortized in proportion to and over the estimated period that net servicing income is expected to be received based on projections of the amount and timing of estimated future net cash flows. The following is an analysis of the activity in BB&T's commercial mortgage servicing rights for the years ended December 31, 2009, 2008 and 2007:

	Commercial Mortgage Servicing Rights For the Years Ended December 31,		
	2009	2008	2007
	(Dollars in millions)		
Carrying value, January 1,	**$ 98**	$ 88	$28
Additions	**21**	23	13
Purchases	**—**	1	53
Amortization expense	**(18)**	(14)	(6)
Carrying value, December 31,	**$101**	$ 98	$88

At December 31, 2009, the sensitivity of the current fair value of the capitalized commercial mortgage servicing rights to adverse changes in key economic assumptions are included in the accompanying table.

	Commercial Mortgage Servicing Rights December 31, 2009
	(Dollars in millions)
Fair Value of Commercial Mortgage Servicing Rights	$ 113
Weighted Average Life	8.0 yrs
Prepayment Speed	0.4%
Effect on fair value of a 10% increase	$ (1)
Effect on fair value of a 15% increase	(2)
Weighted Average Discount Rate	12.5%
Effect on fair value of a 25% increase	$ (10)
Effect on fair value of a 50% increase	(18)

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. As indicated, changes in fair value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of an adverse variation in a particular assumption on the fair value of the mortgage servicing rights is calculated without changing any other assumption; while in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in increased value of escrow deposits), which may magnify or counteract the effect of the change.

NOTE 9. Federal Funds Purchased, Securities Sold Under Agreements to Repurchase and Short-Term Borrowed Funds

Federal funds purchased, securities sold under agreements to repurchase and short-term borrowed funds are summarized as follows:

	December 31,	
	2009	2008
	(Dollars in millions)	
Federal funds purchased	**$1,421**	$ 584
Securities sold under agreements to repurchase	**2,197**	2,929
Master notes	**1,004**	1,708
Other short-term borrowed funds	**3,484**	5,567
Total	**$8,106**	$10,788

Federal funds purchased represent unsecured borrowings from other banks and generally mature daily. Securities sold under agreements to repurchase are borrowings collateralized primarily by securities of the U.S. government or its agencies. Master notes are unsecured, non-negotiable obligations of BB&T (variable rate commercial paper) that mature in less than one year. Other short-term borrowed funds include unsecured bank notes that mature in less than one year, bank obligations with a maturity of seven days that are collateralized by municipal securities, U.S. Treasury tax and loan deposit notes payable to the U.S. Treasury upon demand or for periods of less than one month, and borrowings under the treasury auction facility.

A summary of selected data related to Federal funds purchased, securities sold under agreements to repurchase and short-term borrowed funds follows:

	As of / For the Year Ended December 31,		
	2009	2008	2007
	(Dollars in millions)		
Maximum outstanding at any month-end during the year	**$19,917**	$15,704	$11,663
Balance outstanding at end of year	**8,106**	10,788	10,634
Average outstanding during the year	**12,491**	10,580	9,325
Average interest rate during the year	**.46%**	2.22%	4.39%
Average interest rate at end of year	**.34**	.87	3.64

NOTE 10. Long-Term Debt

	December 31, 2009	December 31, 2008
	(Dollars in millions)	
Parent Company		
3.10% Senior Notes Due 2011	**$ 250**	$ —
3.85% Senior Notes Due 2012	**1,000**	—
3.38% Senior Notes Due 2013	**500**	—
5.70% Senior Notes Due 2014	**509**	—
6.85% Senior Notes Due 2019	**538**	—
6.50% Subordinated Notes Due 2011 (1)	**610**	648
4.75% Subordinated Notes Due 2012 (1)	**489**	497
5.20% Subordinated Notes Due 2015 (1,3)	**932**	997
4.90% Subordinated Notes Due 2017 (1,3)	**336**	368
5.25% Subordinated Notes Due 2019 (1,3)	**586**	600
Branch Bank		
Floating Rate Senior Notes Due 2009	**—**	516
Floating Rate Subordinated Notes Due 2016 (1,8)	**350**	350
Floating Rate Subordinated Notes Due 2017 (1,8)	**261**	300
4.875% Subordinated Notes Due 2013 (1)	**222**	250
5.625% Subordinated Notes Due 2016 (1,3)	**386**	399
Federal Home Loan Bank Advances to Branch Bank (4)		
Varying maturities to 2034	**10,541**	9,838
Junior Subordinated Debt to Unconsolidated Trusts (2)		
5.85% BB&T Capital Trust I Securities Due 2035	**514**	514
6.75% BB&T Capital Trust II Securities Due 2036	**598**	598
6.82% BB&T Capital Trust IV Securities Due 2077 (5)	**600**	600
8.95% BB&T Capital Trust V Securities Due 2068 (6)	**450**	450
9.60% BB&T Capital Trust VI Securities Due 2069	**575**	—
8.10% BB&T Capital Trust VII Securities Due 2069	**350**	—
Other (7)	**182**	182
Other Long-Term Debt	**98**	66
Fair value hedge-related basis adjustments	**499**	859
Total Long-Term Debt	**$21,376**	$18,032

(1) Subordinated notes that qualify under the risk-based capital guidelines as Tier 2 supplementary capital, subject to certain limitations.
(2) Securities that qualify under the risk-based capital guidelines as Tier 1 capital, subject to certain limitations.
(3) These fixed rate notes were swapped to floating rates based on LIBOR. At December 31, 2009, the effective rates paid on these borrowings ranged from .41% to .81%.
(4) At December 31, 2009, $800 million of these advances were swapped to a floating rate based on LIBOR. The weighted average cost of these advances was 3.49%, or 3.21% including the effect of the swapped portion, and the weighted average maturity was 7.0 years.
(5) These securities are fixed rate through June 12, 2037 and then switch to a floating rate based on LIBOR.
(6) $360 million of this issuance was swapped to a floating rate based on LIBOR. At December 31, 2009, the effective rate on the swapped portion was 3.62%.
(7) These securities were issued by companies acquired by BB&T. At December 31, 2009, the effective rate paid on these borrowings ranged from 1.95% to 10.07%. These securities have varying maturities through 2035.
(8) These floating-rate securities are based on LIBOR and had an effective rate of .57% as of December 31, 2009.

Excluding the capitalized leases set forth in Note 6, future debt maturities total $326 million, $2.2 billion, $1.5 billion, $1.6 billion and $1.0 billion for the next five years. The maturities for 2015 and later years total $14.7 billion.

Junior Subordinated Debt to Unconsolidated Trusts

In August 2005, BB&T Capital Trust I ("BBTCT") issued $500 million of 5.85% Capital Securities. BBTCT, a statutory business trust created under the laws of the State of Delaware, was formed by BB&T for the sole purpose of issuing the Capital Securities and investing the proceeds thereof in 5.85% Junior Subordinated Debentures issued by BB&T. BB&T has made guarantees which, taken collectively, fully, irrevocably, and unconditionally guarantee, on a subordinated basis, all of BBTCT's obligations under the Trust and Capital Securities. BBTCT's sole asset is the Junior Subordinated Debentures issued by BB&T, which mature August 18, 2035, but are subject to early redemption (i) in whole or in part at any time at the option of BB&T pursuant to the optional redemption provisions of such security, or (ii) in whole, but not in part, under certain prescribed limited circumstances. The Capital Securities of BBTCT are subject to mandatory redemption in whole or in part, upon repayment of the Junior Subordinated Debentures at maturity or their earlier redemption.

In June 2006, BB&T Capital Trust II ("BBTCT II") issued $600 million of 6.75% Capital Securities. BBTCT II, a statutory business trust created under the laws of the State of Delaware, was formed by BB&T for the sole purpose of issuing the Capital Securities and investing the proceeds thereof in 6.75% Junior Subordinated Debentures issued by BB&T. BB&T has made guarantees which, taken collectively, fully, irrevocably, and unconditionally guarantee, on a subordinated basis, all of BBTCT II's obligations under the Trust and Capital Securities. BBTCT II's sole asset is the Junior Subordinated Debentures issued by BB&T which mature June 7, 2036, but are subject to early redemption (i) in whole or in part at any time at the option of BB&T pursuant to the optional redemption provisions of such security, or (ii) in whole, but not in part, under certain prescribed limited circumstances. The Capital Securities of BBTCT II are subject to mandatory redemption in whole or in part, upon repayment of the Junior Subordinated Debentures at maturity or their earlier redemption.

In June 2007, BB&T Capital Trust IV ("BBTCT IV") issued $600 million of Fixed to Floating rate Capital Securities, with a fixed interest rate of 6.82% through June 12, 2037. BBTCT IV, a statutory business trust created under the laws of the State of Delaware, was formed by BB&T for the sole purpose of issuing the Capital Securities and investing the proceeds thereof in Junior Subordinated Debentures issued by BB&T. BB&T has made guarantees which, taken collectively, fully, irrevocably, and unconditionally guarantee, on a subordinated basis, all of BBTCT IV's obligations under the Trust and Capital Securities. BBTCT IV's sole asset is the Junior Subordinated Debentures issued by BB&T which have a scheduled maturity on June 12, 2057 and a final repayment date on June 12, 2077. BB&T is required to use all commercially reasonable efforts, subject to certain market disruption events, to sell adequate qualifying capital securities to permit repayment of the debentures in full on the scheduled maturity date. The Junior Subordinated Debentures are subject to early redemption (i) in whole or in part at any time at the option of BB&T pursuant to the optional redemption provisions of such security, or (ii) in whole, but not in part, under certain prescribed limited circumstances. The Capital Securities of BBTCT IV are subject to mandatory redemption in whole or in part, upon repayment of the Junior Subordinated Debentures at maturity or their earlier redemption.

In September 2008, BB&T Capital Trust V ("BBTCT V") issued $450 million of Capital Securities, with a fixed interest rate of 8.95% through September 15, 2063 and a floating rate, if extended, through September 15, 2068. BBTCT V, a statutory business trust created under the laws of the State of Delaware, was formed by BB&T for the sole purpose of issuing the Capital Securities and investing the proceeds thereof in Junior Subordinated Debentures issued by BB&T. BB&T has made guarantees which, taken collectively, fully, irrevocably, and unconditionally guarantee, on a subordinated basis, all of BBTCT V's obligations under the Trust and Capital Securities. BBTCT V's sole asset is the Junior Subordinated Debentures issued by BB&T which have an initial maturity on September 15, 2063 and a final maturity date on September 15, 2068. The Junior Subordinated Debentures are subject to early redemption (i) in whole, but not in part, at any time under certain prescribed limited circumstances or (ii) in whole, or in part, pursuant to the call provisions after September 15, 2013. The Capital Securities of BBTCT V are subject to mandatory redemption in whole, or in part, upon repayment of the Junior Subordinated Debentures at maturity or their earlier redemption.

In July 2009, BB&T Capital Trust VI ("BBTCT VI") issued $575 million of Capital Securities, with a fixed interest rate of 9.60% through August 1, 2064 and a floating rate, if extended, through August 1, 2069. BBTCT VI, a statutory business trust created under the laws of the State of Delaware, was formed by BB&T for the sole purpose of issuing the Capital Securities and investing the proceeds thereof in Junior Subordinated Debentures issued by BB&T. BB&T has made guarantees which, taken collectively, fully, irrevocably, and unconditionally guarantee, on a subordinated basis, all of BBTCT VI's obligations under the Trust and Capital Securities. BBTCT VI's sole asset is the Junior Subordinated Debentures issued by BB&T which have an initial maturity on August 1, 2064 and a final maturity date on August 1, 2069. The Junior Subordinated Debentures are subject to early redemption (i) in whole, but not in part, at any time under certain prescribed limited circumstances or (ii) in whole, or in part, pursuant to the call provisions after August 1, 2014. The Capital Securities of BBTCT VI are subject to mandatory redemption in whole, or in part, upon repayment of the Junior Subordinated Debentures at maturity or their earlier redemption.

In October 2009, BB&T Capital Trust VII ("BBTCT VII") issued $350 million of Capital Securities, with a fixed interest rate of 8.10%. BBTCT VII, a statutory business trust created under the laws of the State of Delaware, was formed by BB&T for the sole purpose of issuing the Capital Securities and investing the proceeds thereof in Junior Subordinated Debentures issued by BB&T. BB&T has made guarantees which, taken collectively, fully, irrevocably, and unconditionally guarantee, on a subordinated basis, all of BBTCT VII's obligations under the Trust and Capital Securities. BBTCT VII's sole asset is the Junior Subordinated Debentures issued by BB&T which have an initial maturity on November 1, 2064 and a final maturity date on November 1, 2069. The Junior Subordinated Debentures are subject to early redemption (i) in whole, but not in part, at any time under certain prescribed limited circumstances or (ii) in whole, or in part, pursuant to the call provisions after November 1, 2014. The Capital Securities of BBTCT VII are subject to mandatory redemption in whole, or in part, upon repayment of the Junior Subordinated Debentures at maturity or their earlier redemption.

In July 1997, Mason-Dixon Capital Trust ("MDCT") issued $20 million of 10.07% Preferred Securities. MDCT, a statutory business trust created under the laws of the State of Delaware, was formed by Mason-Dixon Bancshares, Inc., ("Mason-Dixon") for the sole purpose of issuing the Preferred Securities and investing the proceeds thereof in 10.07% Junior Subordinated Debentures issued by Mason-Dixon. Mason Dixon, which merged into BB&T on July 14, 1999, entered into agreements which, taken collectively, fully, irrevocably and unconditionally guarantee, on a subordinated basis, all of MDCT's obligations under the Preferred Securities. MDCT's sole asset is the Junior Subordinated Debentures issued by Mason-Dixon and assumed by BB&T, which mature June 15, 2027, but are subject to early mandatory redemption in whole under certain limited circumstances and are callable in whole or in part anytime after June 15, 2007. The Preferred Securities of MDCT are subject to mandatory redemption in whole on June 15, 2027, or such earlier date in the event the Junior Subordinated Debentures are redeemed by BB&T pursuant to one of the prescribed limited circumstances or pursuant to the call provisions.

In November 1997, MainStreet Capital Trust I ("MSCT I") issued $50 million of 8.90% Trust Securities. MSCT I, a statutory business trust created under the laws of the State of Delaware, was formed by MainStreet Financial Corporation, ("MainStreet") for the sole purpose of issuing the Trust Securities and investing the proceeds thereof in 8.90% Junior Subordinated Debentures issued by MainStreet. MainStreet, which merged into BB&T on March 5, 1999, entered into agreements which, taken collectively, fully, irrevocably and unconditionally guarantee, on a subordinated basis, all of MSCT I's obligations under the Trust Securities. MSCT I's sole asset is the Junior Subordinated Debentures issued by MainStreet and assumed by BB&T, which mature December 1, 2027, but are subject to early mandatory redemption in whole under certain limited circumstances and are callable in whole or in part anytime after December 1, 2007. The Trust Securities of MSCT I are subject to mandatory redemption in whole on December 1, 2027, or such earlier date in the event the Junior Subordinated Debentures are redeemed by BB&T pursuant to one of the prescribed limited circumstances or pursuant to the call provisions. One Valley Bancorp, Inc., which merged into BB&T Corporation on July 6, 2000 and a subsidiary of Mason-Dixon Bancshares, Inc, which merged into BB&T on July 14, 1999, each owned $2 million of the Trust Securities issued by MSCT I.

In November 1997, Premier Capital Trust I ("PCT I") issued $29 million of 9.00% Preferred Securities. PCT I, a statutory business trust created under the laws of the State of Delaware, was formed by Premier Bancshares, Inc., ("Premier") for the purpose of issuing the Preferred Securities and investing the proceeds thereof in 9.00% Junior Subordinated Debentures issued by Premier. Premier, which merged into BB&T on January 13, 2000, entered into agreements which, taken collectively, fully, irrevocably and unconditionally guarantee, on a subordinated basis, all of PCT I's obligations under the Preferred Securities. PCT I's sole asset is the Junior Subordinated Debentures issued by Premier and assumed by BB&T, which mature December 31, 2027, but are subject to early mandatory redemption in whole under certain limited circumstances and are callable in whole or in part anytime after December 31, 2007. The Preferred Securities of PCT I, are subject to mandatory redemption in whole on December 31, 2027, or such earlier date in the event the Junior Subordinated Debentures are redeemed by BB&T pursuant to one of the prescribed limited circumstances or pursuant to the call provisions.

In November 2002, Main Street Banks Statutory Trust I ("MSBT I") issued $5 million of floating rate Capital Securities. MSBT I, a statutory business trust created under the laws of the State of Connecticut, was formed by Main Street Banks, Inc., ("MSBK") for the purpose of issuing the Capital Securities and investing the proceeds thereof in floating rate Junior Subordinated Debentures issued by MSBK. MSBK, which merged into BB&T on June 1, 2006, entered into agreements which, taken collectively, fully, irrevocably and unconditionally guarantee, on a subordinated basis, all of MSBT I's obligations under the Capital Securities. MSBT I's sole asset is the Junior Subordinated Debentures issued by MSBK and assumed by BB&T, which mature November 15, 2032, but are subject to early mandatory redemption in whole under certain limited circumstances and are callable in whole or in part anytime after November 15, 2007. The Capital Securities of MSBT I, are subject to mandatory redemption in whole on November 15, 2032, or such earlier date in the event the Junior Subordinated Debentures are redeemed by BB&T pursuant to one of the prescribed limited circumstances or pursuant to the call provisions.

In May 2003, Main Street Banks Statutory Trust II ("MSBT II") issued $45 million of floating rate Capital Securities. MSBT II, a statutory business trust created under the laws of the State of Connecticut, was formed by MSBK for the purpose of issuing the Capital Securities and investing the proceeds thereof in floating rate Junior Subordinated Debentures issued by MSBK. MSBK, which merged into BB&T on June 1, 2006, entered into agreements which, taken collectively, fully, irrevocably and unconditionally guarantee, on a subordinated basis, all of MSBT II's obligations under the Capital Securities. MSBT II's sole asset is the Junior Subordinated Debentures issued by MSBK and assumed by BB&T, which mature June 30, 2033, but are subject to early mandatory redemption in whole under certain limited circumstances and are callable in whole or in part anytime after June 30, 2008. The Capital Securities of MSBT II, are subject to mandatory redemption in whole on June 30, 2033, or such earlier date in the event the Junior Subordinated Debentures are redeemed by BB&T pursuant to one of the prescribed limited circumstances or pursuant to the call provisions.

In July 2003, Coastal Financial Capital Trust I ("Coastal I") issued $15 million of floating rate Capital Securities. Coastal I, a statutory business trust created under the laws of the State of Delaware, was formed by Coastal for the purpose of issuing the Capital Securities and investing the proceeds thereof in floating rate Junior Subordinated Debentures issued by Coastal. Coastal, which merged into BB&T on May 1, 2007, entered into agreements which, taken collectively, fully, irrevocably and unconditionally guarantee, on a subordinated basis, all of Coastal I's obligations under the Capital Securities. Coastal I's sole asset is the Junior Subordinated Debentures issued by Coastal and assumed by BB&T, which mature July 3, 2033, but are subject to early mandatory redemption in whole under certain limited circumstances and are callable in whole or in part anytime after July 3, 2008. The Capital Securities of Coastal I, are subject to mandatory redemption in whole on July 3, 2033, or such earlier date in the event the Junior Subordinated Debentures are redeemed by BB&T pursuant to one of the prescribed limited circumstances or pursuant to the call provisions.

In December 2003, First Citizens Bancorp Statutory Trust I ("FCBT I") issued $10 million of floating rate Capital Securities. FCBT I, a statutory business trust created under the laws of the State of Connecticut, was formed by First Citizens Bancorp, ("FCB") for the purpose of issuing the Capital Securities and investing the proceeds thereof in floating rate Junior Subordinated Debentures issued by FCB. FCB, which merged into BB&T on August 1, 2006, entered into agreements which, taken collectively, fully, irrevocably and unconditionally guarantee, on a subordinated basis, all of FCBT I's obligations under the Capital Securities. FCBT I's sole asset is the Junior Subordinated Debentures issued by FCB and assumed by BB&T, which mature December 17, 2033, but are subject to early mandatory redemption in whole under certain limited circumstances and are callable in whole or in part anytime after December 17, 2008. The Capital Securities of FCBT I are subject to mandatory redemption in whole on December 17, 2033, or such earlier date in the event the Junior Subordinated Debentures are redeemed by BB&T pursuant to one of the prescribed limited circumstances or pursuant to the call provisions.

In June 2005, First Citizens Bancorp Statutory Trust II ("FCBT II") issued $7 million of floating rate Capital Securities. FCBT II, a statutory business trust created under the laws of the State of Delaware, was formed by FCB for the purpose of issuing the Capital Securities and investing the proceeds thereof in floating rate Junior Subordinated Debentures issued by FCB. FCB, which merged into BB&T on August 1, 2006, entered into agreements which, taken collectively, fully, irrevocably and unconditionally guarantee, on a subordinated basis, all of FCBT II's obligations under the Capital Securities. FCBT II's sole asset is the Junior Subordinated Debentures issued by FCB and assumed by BB&T, which mature June 15, 2035, but are subject to early mandatory redemption in whole under certain limited circumstances and are callable in whole or in part anytime after June 15, 2010. The Capital Securities of FCBT II are subject to mandatory redemption in whole on June 15, 2035, or such earlier date in the event the Junior Subordinated Debentures are redeemed by BB&T pursuant to one of the prescribed limited circumstances or pursuant to the call provisions.

NOTE 11. Shareholders' Equity

Common Stock

The authorized common stock of BB&T consists of one billion shares with a $5 par value. There were 690 million and 559 million common shares issued and outstanding at December 31, 2009 and 2008, respectively.

Preferred Stock

The authorized preferred stock of BB&T consists of five million shares. At December 31, 2009, there were no preferred shares outstanding. At December 31, 2008, 3,133.64 shares of preferred stock were issued and outstanding, with a $1,000,000 per share liquidation preference. The shares were issued in connection with the U.S. Treasury Troubled Asset Relief Program's Capital Purchase Program. During the second quarter of 2009, BB&T repurchased all outstanding preferred shares issued to the U.S. Treasury in 2008.

Equity-Based Plans

At December 31, 2009, BB&T had options, restricted shares and restricted share units outstanding from the following equity-based compensation plans: the 2004 Stock Incentive Plan ("2004 Plan"), the 1995 Omnibus Stock Incentive Plan ("Omnibus Plan"), the Non-Employee Directors' Stock Option Plan ("Directors' Plan"), and plans assumed from acquired entities, which are described below. All plans generally allow for accelerated vesting of awards for holders who retire and have met all retirement eligibility requirements and in connection with certain other events. BB&T's shareholders have approved all equity-based compensation plans with the exception of plans assumed from acquired companies. As of December 31, 2009, the 2004 Plan is the only plan that has shares available for future grants.

BB&T's 2004 Plan is intended to assist the Corporation in recruiting and retaining employees, directors and independent contractors and to associate the interests of eligible participants with those of BB&T and its shareholders. At December 31, 2009, there were 20.0 million non-qualified and qualified stock options at prices ranging from $8.11 to $44.20 and 10.9 million restricted shares and restricted share units outstanding under the 2004 Plan. The options outstanding under the 2004 Plan generally vest ratably over five years and have a ten-year term. The restricted shares and restricted share units generally vest five years from the date of grant. At December 31, 2009, there were 27.7 million shares available for future grants under the 2004 Plan.

BB&T's Omnibus Plan was intended to allow BB&T to recruit and retain employees with ability and initiative and to align the employees' interests with those of BB&T and its shareholders. At December 31, 2009, 22.0 million non-qualified and qualified stock options at prices ranging from $11.36 to $43.25 were outstanding. The stock options generally vest over 3 to 5 years and have a ten-year term.

The Directors' Plan was intended to provide incentives to non-employee directors to remain on the Board of Directors and share in the profitability of BB&T. In 2005, the Directors' Plan was amended and no future grants will be awarded in connection with this Plan. Directors are currently eligible to receive grants under the 2004 Plan. At December 31, 2009, options to purchase 308 thousand shares of common stock at prices ranging from $20.74 to $31.80 were outstanding pursuant to the Directors' Plan.

BB&T also has equity-based plans outstanding as the result of assuming the plans of acquired companies. At December 31, 2009, there were 148 thousand stock options outstanding in connection with these plans, with option prices ranging from $24.04 to $29.54.

BB&T measures the fair value of each option award on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants awarded in 2009, 2008 and 2007, respectively. Substantially all of BB&T's option awards are granted in February of each year. Therefore, the assumptions noted below are weighted accordingly.

	For the Years Ended December 31,		
	2009	**2008**	**2007**
Assumptions:			
Risk-free interest rate	**3.1%**	3.7%	4.7%
Dividend yield	**6.0**	4.5	4.0
Volatility factor	**29.1**	15.5	14.0
Expected life	**7.1 yrs**	6.9 yrs	6.9 yrs
Fair value of options per share	**$2.59**	$3.43	$5.34

BB&T determines the assumptions used in the Black-Scholes option pricing model as follows: the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant; the dividend yield is based on the historical dividend yield of BB&T's stock, adjusted to reflect the expected dividend yield over the expected life of the option; the volatility factor is based on the historical volatility of BB&T's stock, adjusted to reflect the ways in which current information indicates that the future is reasonably expected to differ from the past; and the weighted-average expected life is based on the historical behavior of employees related to exercises, forfeitures and cancellations.

BB&T measures the fair value of restricted shares based on the price of BB&T's common stock on the grant date and the fair value of restricted share units based on the price of BB&T's common stock on the grant date less the present value of expected dividends that are foregone during the vesting period.

BB&T recorded $62 million, $75 million and $70 million in equity-based compensation in 2009, 2008 and 2007, respectively. In connection with this compensation expense, BB&T recorded an income tax benefit of $24 million, $29 million and $27 million in 2009, 2008 and 2007, respectively. The total intrinsic value of options exercised or restricted share units vested during 2009, 2008 and 2007 was $6 million, $20 million and $37 million, respectively. The total grant date fair value of equity-based awards that vested during 2009 was $35 million. As of December 31, 2009, there was $84 million of unrecognized compensation costs related to BB&T's equity-based awards that is expected to be recognized over a weighted-average life of 2.8 years.

The following table details the activity during 2009 related to stock options awarded by BB&T:

	For the Year Ended December 31, 2009	
	Options	Wtd. Avg. Exercise Price
Outstanding at beginning of period	41,837,504	$36.55
Granted	2,832,038	16.89
Exercised	(330,837)	27.11
Forfeited or expired	(1,802,886)	35.28
Outstanding at end of period	42,535,819	35.40
Exercisable at end of period	29,878,347	36.31

The following tables summarize information about BB&T's stock option awards as of December 31, 2009:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding 12/31/09	Weighted-Average Remaining Contractual Life (yrs)	Weighted-Average Exercise Price	Number Exercisable 12/31/09	Weighted-Average Remaining Contractual Life (yrs)	Weighted-Average Exercise Price
$ 8.11 to $10.00	22,055	0.8	$ 8.58	22,055	0.8	$ 8.58
10.01 to 15.00	54,512	1.5	11.92	54,512	1.5	11.92
15.01 to 25.00	4,471,582	6.2	19.39	1,517,050	0.6	23.45
25.01 to 35.00	11,047,955	6.0	33.36	6,529,135	4.5	32.71
35.01 to 44.20	26,939,715	4.8	38.96	21,755,595	4.4	38.38
	42,535,819	5.2	35.40	29,878,347	4.2	36.31

	Options Expected to Vest		
Range of Exercise Prices	Number Outstanding 12/31/09	Weighted-Average Remaining Contractual Life (yrs)	Weighted-Average Exercise Price
$ 8.11 to $10.00	22,055	0.8	$ 8.58
10.01 to 15.00	54,512	1.5	11.92
15.01 to 25.00	3,954,049	5.8	19.64
25.01 to 35.00	10,088,166	5.8	33.27
35.01 to 44.20	25,397,940	4.7	38.81
	39,516,722	5.1	35.42

The aggregate intrinsic value of options outstanding, options exercisable and options expected to vest at December 31, 2009 was $28 million, $4 million, and $24 million, respectively.

The following table details the activity during 2009 related to restricted shares and restricted share units awarded by BB&T:

	For the Year Ended December 31, 2009	
	Shares/Units	Wtd. Avg. Grant Date Fair Value
Nonvested at beginning of period	6,259,349	$29.15
Granted	5,015,192	7.49
Vested	(208,197)	25.88
Forfeited	(204,911)	20.83
Nonvested at end of period	10,861,433	19.36

At December 31, 2009, BB&T's restricted shares and restricted share units had a weighted-average life of 3.1 years. At December 31, 2009, management estimates that 9.4 million restricted shares and restricted share units will vest over a weighted-average life of 3.0 years.

Share Repurchase Activity

No shares of common stock were repurchased during 2009 and 2008. During the year ended December 31, 2007, BB&T repurchased 7 million shares of common stock. At December 31, 2009, BB&T was authorized to repurchase an additional 44 million shares under the June 27, 2006 Board of Directors' authorization.

NOTE 12. Accumulated Other Comprehensive Income (Loss)

The balances in accumulated other comprehensive loss at December 31, 2009 and 2008 are shown in the following table.

	As of December 31, 2009			As of December 31, 2008		
	Pre-Tax Amount	Deferred Tax Expense (Benefit)	After-Tax Amount	Pre-Tax Amount	Deferred Tax Expense (Benefit)	After-Tax Amount
	(Dollars in millions)					
Unrecognized net pension and postretirement costs	**$(447)**	**$(169)**	**$(278)**	$ (720)	$(273)	$(447)
Unrealized net gains on cash flow hedges	**173**	**66**	**107**	76	28	48
Unrealized net losses on securities available for sale	**(363)**	**(138)**	**(225)**	(517)	(193)	(324)
FDIC's share of unrealized net gains on securities available for sale under the loss share agreements(1)	**(30)**	**(11)**	**(19)**	—	—	—
Foreign currency translation adjustment	**(7)**	**(5)**	**(2)**	(9)	—	(9)
Total	**$(674)**	**$(257)**	**$(417)**	$(1,170)	$(438)	$(732)

(1) Approximately $1.2 billion of securities available for sale are covered by loss sharing agreements with the FDIC as discussed in Note 2 to these consolidated financial statements. The securities covered by the loss share agreements reflected a net unrealized pretax gain of $35 million as of December 31, 2009. The FDIC's share of this net unrealized pretax gain, upon sale, is $30 million and has been recorded as a reduction in other comprehensive income.

As of December 31, 2009, unrealized net losses on securities available for sale included $114 million of pre-tax losses related to other-than-temporarily impaired non-agency mortgage-backed securities where a portion of the loss was recognized in net income.

The following tables reflect the components of total comprehensive income for the years ended December 31, 2009, 2008 and 2007.

	December 31, 2009		
	Pre-Tax	Tax Effect	After-Tax
Comprehensive income:			
Net income	$1,036	$159	$ 877
Other comprehensive income:			
Unrealized net holding gains (losses) arising during the period on securities available for sale	353	130	223
Reclassification adjustment for losses (gains) on securities available for sale included in net income	(199)	(75)	(124)
Net change in amounts attributable to the FDIC under the loss share agreements	(30)	(11)	(19)
Net change in unrecognized gains (losses) on cash flow hedges	97	38	59
Net change in foreign currency translation adjustment	2	(5)	7
Net change in pension and postretirement liability	273	104	169
Total comprehensive income	$1,532	$340	$1,192

	December 31, 2008		
	Pre-Tax	Tax Effect	After-Tax
Comprehensive income:			
Net income	$ 2,079	$ 550	$ 1,529
Other comprehensive income:			
Unrealized net holding gains (losses) arising during the period on securities available for sale	(365)	(136)	(229)
Reclassification adjustment for losses (gains) on securities available for sale included in net income	(107)	(40)	(67)
Net change in unrecognized gains (losses) on cash flow hedges	76	28	48
Net change in foreign currency translation adjustment	(12)	—	(12)
Net change in pension and postretirement liability	(593)	(225)	(368)
Total comprehensive income	$ 1,078	$ 177	$ 901

	December 31, 2007		
	Pre-Tax	Tax Effect	After-Tax
Comprehensive income:			
Net income	$2,582	$836	$1,746
Other comprehensive income:			
Unrealized net holding gains (losses) arising during the period on securities available for sale	343	124	219
Reclassification adjustment for losses (gains) on securities available for sale included in net income	3	1	2
Net change in foreign currency translation adjustment	3	—	3
Net change in pension and postretirement liability	53	22	31
Total comprehensive income	$2,984	$983	$2,001

NOTE 13. Income Taxes

The provision for income taxes comprised the following:

	Years Ended December 31,		
	2009	2008	2007
	(Dollars in millions)		
Current expense:			
Federal	**$ 302**	$ 899	$765
State	**15**	89	54
Foreign	**2**	—	25
Total current expense	**319**	988	844
Deferred expense (benefit):			
Federal	**(143)**	(406)	(5)
State	**(17)**	(32)	(3)
Total deferred expense (benefit)	**(160)**	(438)	(8)
Provision for income taxes	**$ 159**	$ 550	$836

The foreign income tax expense is related to income generated on assets controlled by a foreign subsidiary of Branch Bank.

The reasons for the difference between the provision for income taxes and the amount computed by applying the statutory Federal income tax rate to income before income taxes were as follows:

	Years Ended December 31,		
	2009	2008	2007
	(Dollars in millions)		
Federal income taxes at statutory rate of 35%	**$ 362**	$ 728	$ 904
Increase (decrease) in provision for income taxes as a result of:			
Addition to federal tax reserves	**26**	5	19
State income taxes, net of federal tax benefit	**(2)**	37	33
Federal tax credits	**(78)**	(54)	(34)
Interest on federal tax refunds	**(4)**	(66)	(7)
Tax exempt income	**(108)**	(77)	(73)
LILO gain	**(18)**	—	—
Other, net	**(19)**	(23)	(6)
Provision for income taxes	**$ 159**	$ 550	$ 836
Effective income tax rate	**15.3%**	26.5%	32.4%

BB&T has entered into certain transactions that have favorable tax treatment. These transactions include loans and investments that produce tax-exempt income and tax credits, reducing BB&T's effective tax rate from the statutory rate. During 2009 BB&T sold leveraged leases which produced a non-taxable gain and reduced tax expense by $18 million. During the fourth quarter of 2008, BB&T agreed to treat its leveraged leases in accordance with the IRS's proposal that, among other things, allows 20% of deductions, imputes interest income and deems the remaining transactions to be terminated as of December 31, 2008. As a result of this settlement, BB&T recognized pre-tax interest income of $93 million, or $60 million after-tax, which is reflected as a reduction in tax expense and reduced BB&T's effective tax rate for 2008. As a result of changes in the timing of tax payments, accounting standards required a recalculation of each transaction that resulted in a $67 million charge to interest income and a corresponding $24 million tax benefit in 2008.

The tax effects of temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities are reflected in the table below. Net deferred tax assets are included in other assets on the "Consolidated Balance Sheets".

	December 31, 2009	December 31, 2008
	(Dollars in millions)	
Deferred tax assets:		
Allowance for loan and lease losses	$ 992	$ 625
Unrealized loss on securities available for sale	149	193
Postretirement benefit plans	169	273
Equity-based compensation	95	79
Loan basis difference	195	—
Other	258	146
Total deferred tax assets	1,858	1,316
Deferred tax liabilities:		
Lease financing	(175)	(117)
Prepaid pension plan expense	(339)	(196)
Loan fees & expenses	(182)	(167)
Depreciation	(59)	(57)
Identifiable intangible assets	(125)	(134)
Loan servicing rights	(231)	(68)
Unamortized FHLB loan prepayment fees	(55)	(99)
Derivatives & hedging	(26)	(88)
Other	(97)	(74)
Total deferred tax liabilities	(1,289)	(1,000)
Net deferred tax assets	$ 569	$ 316

On a periodic basis, BB&T evaluates its income tax positions based on tax laws and regulations and financial reporting considerations, and records adjustments as appropriate. This evaluation takes into consideration the status of current taxing authorities' examinations of BB&T's tax returns, recent positions taken by the taxing authorities on similar transactions, if any, and the overall tax environment in relation to tax-advantaged transactions. Detailed below is a reconciliation of BB&T's unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007. The amounts presented in the reconciliation are gross of any related tax benefits.

	Unrecognized Tax Benefits As of December 31, 2009	2008	2007
	(Dollars in millions)		
Beginning Balance	$197	$219	$ 1,257
Current activity:			
Additions based on tax positions related to current year	—	12	14
Reductions for tax positions of prior years	1	(30)	(1,013)
Settlements	(16)	—	(39)
Lapse of statute of limitations	(3)	(4)	—
Ending Balance	$179	$197	$ 219

As of December 31, 2009, BB&T had $179 million of unrecognized federal and state tax benefits that would have impacted the effective tax rate if recognized. In addition, the Company had $36 million and $35 million in liabilities for tax-related interest recorded on its Consolidated Balance Sheets at December 31, 2009 and 2008, respectively. Total interest, net of the federal benefit, related to unrecognized tax benefits recognized in the 2009, 2008 and 2007 Consolidated Statements of Income was $1 million, $4 million and $12 million, respectively. BB&T classifies interest and penalties related to income taxes as a component of the provision for income taxes in the Consolidated Statements of Income.

The IRS has completed its federal income tax examinations of BB&T through 2006. In connection with the settlement agreement with the IRS regarding its leveraged lease transactions, BB&T is entitled to federal income tax refunds for tax years 1998-2006. During the first quarter of 2010, BB&T received federal tax refunds, including interest, of approximately $213 million for tax years 1998-2002, and expects to receive additional federal tax refunds of approximately $80 million plus interest thereon later in 2010. In February 2010, BB&T received a statutory notice of deficiency from the IRS for tax years 2002-2007 asserting a liability for taxes, penalties and interest of approximately $890 million related to the disallowance of foreign tax credits and other deductions claimed by a deconsolidated subsidiary in connection with a financing transaction. Management has consulted with outside counsel and continues to believe that BB&T's treatment of this transaction was in compliance with applicable tax laws and regulations. Consequently, BB&T will pay the disputed tax, penalties and interest in the first quarter of 2010 and then file a lawsuit seeking a refund in federal court. Management believes the Company's current reserves for this matter are adequate, although the final outcome is uncertain. Final resolution of this matter is not expected to occur within the next twelve months. Various years remain subject to examination by state taxing authorities.

NOTE 14. Benefit Plans

BB&T provides various benefit plans to substantially all employees, including employees of acquired entities. Employees of acquired entities generally participate in existing BB&T plans after consummation of the business combinations. The plans of acquired institutions are typically merged into the BB&T plans after consummation of the mergers, and, under these circumstances, credit is usually given to these employees for years of service at the acquired institution for vesting and eligibility purposes. The Colonial transaction, as an asset purchase, was handled differently from typical mergers. The retirement plans of Colonial were not assumed by BB&T, and as such, were not merged into the BB&T plans. Credit for years of service with Colonial, where given, was determined on a plan-by-plan basis with regard to the participation of former Colonial employees in BB&T's plans.

The following table summarizes expenses (income) relating to employee retirement plans:

	For the Years Ended December 31,		
	2009	2008	2007
	(Dollars in millions)		
Defined benefit plans	**$ 76**	$ 9	$ 32
Defined contribution and ESOP plans	**83**	76	72
Other	**26**	(38)	12
Total expense related to retirement benefit plans	**$185**	$ 47	$116

Defined Benefit Retirement Plans

BB&T provides a defined benefit retirement plan qualified under the Internal Revenue Code that covers substantially all employees. Benefits are based on years of service, age at retirement and the employee's compensation during the five highest consecutive years of earnings within the last ten years of employment.

In addition, supplemental retirement benefits are provided to certain key officers under supplemental defined benefit executive retirement plans, which are not qualified under the Internal Revenue Code. Although technically unfunded plans, a Rabbi Trust and insurance policies on the lives of the certain covered employees are available to finance future benefits.

The following are the significant actuarial assumptions that were used to determine net periodic pension costs:

	December 31,	
	2009	2008
Actuarial Assumptions		
Weighted average assumed discount rate	6.20%	6.60%
Weighted average expected long-term rate of return on plan assets	8.00	8.00
Assumed rate of annual compensation increases 2009—2011	2.50	2.50
Assumed rate of annual compensation increases thereafter	4.50	4.50

The weighted average expected long-term rate of return on plan assets represents the average rate of return expected to be earned on plan assets over the period the benefits included in the benefit obligation are to be paid. In developing the expected rate of return, BB&T considers long-term compound annualized returns of historical market data for each asset category, as well as historical actual returns on the Company's plan assets. Using this reference information, the Company develops forward-looking return expectations for each asset category and a weighted average expected long-term rate of return for the plan based on target asset allocations contained in BB&T's Investment Policy Statement.

Financial data relative to the defined benefit pension plans is summarized in the following tables for the years indicated. The qualified pension plan prepaid asset is recorded on the Consolidated Balance Sheets as a component of other assets and the nonqualified pension plans accrued liability is recorded on the Consolidated Balance Sheets as a component of other liabilities. The data is calculated using an actuarial measurement date of December 31.

	For the Years Ended December 31,		
	2009	2008	2007
	(Dollars in millions)		
Net Periodic Pension Cost			
Service cost	**$ 76**	$ 69	$ 74
Interest cost	**86**	81	74
Estimated return on plan assets	**(144)**	(139)	(120)
Net amortization and other	**58**	(2)	4
Net periodic pension cost	**76**	9	32
Pre-Tax Amounts Recognized in Comprehensive Income			
Net actuarial (gain) loss	**(228)**	590	(54)
Amortization of prior service cost	**2**	4	4
Amortization of net (gain) loss	**(60)**	(2)	(8)
Net amount recognized in comprehensive income	**(286)**	592	(58)
Total net periodic pension (income) costs recognized in total comprehensive income	**$(210)**	$ 601	$ (26)

The following are the significant actuarial assumptions that were used to determine benefit obligations:

	December 31,	
	2009	2008
Actuarial Assumptions		
Weighted average assumed discount rate	6.16%	6.20%
Assumed rate of annual compensation increases	4.50	4.50

	Qualified Pension Plan		Nonqualified Pension Plans	
	Years Ended December 31,		Years Ended December 31,	
	2009	2008	2009	2008
	(Dollars in millions)			
Change in Projected Benefit Obligation				
Projected benefit obligation, January 1,	$1,260	$1,120	$ 140	$ 132
Service cost	72	65	4	4
Interest cost	77	72	9	9
Actuarial (gain) loss	15	45	—	—
Benefits paid	(46)	(42)	(8)	(5)
Projected benefit obligation, December 31,	$1,378	$1,260	$ 145	$ 140

	Qualified Pension Plan		Nonqualified Pension Plans	
	Years Ended December 31,		Years Ended December 31,	
	2009	2008	2009	2008
	(Dollars in millions)			
Change in Plan Assets				
Fair value of plan assets, January 1,	$1,371	$1,736	$ —	$ —
Actual return on plan assets	387	(406)	—	—
Employer contributions	472	83	8	5
Benefits paid	(46)	(42)	(8)	(5)
Fair value of plan assets, December 31,	2,184	1,371	—	—
Funded status at end of year	$ 806	$ 111	$(145)	$(140)

	Qualified Pension Plan		Nonqualified Pension Plans	
	Years Ended December 31,		Years Ended December 31,	
	2009	2008	2009	2008
	(Dollars in millions)			
Pre-Tax Amounts Recognized in Accumulated Other Comprehensive Income (Loss)				
Prior service credit (cost)	$ 2	$ 5	$ —	$ —
Net actuarial (loss) gain	(445)	(732)	(22)	(24)
Net amount recognized	$ (443)	$ (727)	$ (22)	$ (24)

The expected amortization of unrecognized prior service credit and unrecognized net actuarial losses for the qualified plan and nonqualified plans that are expected to be amortized from accumulated other comprehensive income (loss) into net periodic pension cost during 2010 are reflected in the following table:

	Qualified Pension Plan	Nonqualified Pension Plans
	(Dollars in millions)	
Expected Amortization for 2010		
Prior service cost (credit)	$ (1)	$—
Net actuarial loss (gain)	23	1
Net amount to be amortized in 2010	$22	$ 1

The accumulated benefit obligation for the qualified plans totaled $1.2 billion and $1.1 billion at December 31, 2009 and 2008, respectively. For the nonqualified plans, the accumulated benefit obligation totaled $133 million and $123 million at December 31, 2009 and 2008, respectively.

Employer contributions to the qualified pension plan are in amounts between the minimum required for funding standard accounts and the maximum amount deductible for federal income tax purposes. Management is not required to make a contribution to the qualified pension plan during 2010; however, management may make additional contributions during 2010 if deemed appropriate. For the nonqualified plans the employer contributions are based on benefit payments. The following table reflects the estimated benefit payments reflecting expected future service for the next five years and for the years 2015 through 2019.

Estimated Benefit Payments	Qualified Pension Plan	Nonqualified Pension Plans
	(Dollars in millions)	
2010	$ 48	$ 9
2011	52	9
2012	57	9
2013	62	9
2014	68	10
2015-2019	448	54

BB&T's primary total return objective is to achieve returns that, over the long term, will fund retirement liabilities and provide for the desired plan benefits in a manner that satisfies the fiduciary requirements of the Employee Retirement Income Security Act. The plan assets have a long-term, indefinite time horizon that runs concurrent with the average life expectancy of the participants. As such, the Plan can assume a time horizon that extends well beyond a full market cycle, and can assume an above-average level of risk, as measured by the standard deviation of annual return. It is expected, however, that both professional investment management and sufficient portfolio diversification will smooth volatility and help to generate a reasonable consistency of return. The investments are broadly diversified among economic sector, industry, quality and size in order to reduce risk and to produce incremental return. Within approved guidelines and restrictions, investment managers have wide discretion over the timing and selection of individual investments.

BB&T periodically reviews its asset allocation and investment policy and makes changes to its target asset allocation. BB&T has established guidelines within each asset category to ensure the appropriate balance of risk and reward. The current target asset allocations for the plan assets, which were established in 2006, include a range of 35% to 45% for U.S. equity securities, 7% to 13% for international equity securities, 20% to 30% for fixed income securities, and 10% to 30% for alternative investments, which include real estate, hedge funds, private equities and commodities, with any remainder to be held in cash equivalents. In January 2009, the Compensation Committee amended the Statement of Investment Policies to revise the asset allocation strategy for the Plan and the Trust to have no additional investment in hedge funds and commodities until further notice. Currently, the asset allocations of other plan asset classes may be outside of established parameters pending adoption of the new asset allocation strategy.

The fair value of BB&T's pension plan assets at December 31, 2009, by asset category are as follows. The three level fair value hierarchy that describes the inputs used to measure these plan assets is defined in Note 18 "Fair Value Disclosures".

	12/31/09	Fair Value Measurements for Plan Assets		
		Level 1	Level 2	Level 3
		(dollars in millions)		
Plan assets:				
U.S equity securities (1)	$ 977	$ 977	$—	$—
International equity securities (2)	442	332	110	—
Fixed income securities	641	111	530	—
Alternative investments	117	—	25	92
Total plan assets (3)	$2,177	$1,420	$665	$ 92

(1) Included in U.S. equity securities is 3.593 million shares of BB&T common stock valued at $92 million at December 31, 2009.
(2) This category includes a common/commingled fund that is comprised of assets from several accounts, pooled together, to reduce management and administration costs.
(3) The total fair value of plan assets exclude $7 million of accrued income at December 31, 2009.

The table below presents a reconciliation for Level 3 plan assets at December 31, 2009.

	Fair Value Measurements Using Significant Unobservable Inputs	
	U.S. Equity Securities (1)	Alternative Investments
Balance at January 1, 2009	$ 61	$ 90
Actual return on plan assets:		
Relating to assets still held at the reporting date	(12)	12
Purchases, sales and settlements	—	(10)
Transfers in/out out of Level 3	(49)	—
Balance at December 31, 2009	$—	$ 92

(1) Activity relates to shares of BB&T common stock that were restricted. These shares were transferred to Level 1 upon the lapse of the restriction.

Postretirement Benefits Other than Pension

BB&T provides certain postretirement benefits. These benefits provide covered employees a subsidy for purchasing health care and life insurance. In 2004, BB&T changed its postretirement benefit to eliminate the subsidy for those employees retiring after December 31, 2004. BB&T also reduced the subsidy paid to employees who retired on or before December 31, 2004, were age 55 years or older, and had at least ten years of service. For those employees, the subsidy is based upon years of service of the employee at the time of retirement. The effect of the change in subsidy has been accounted for as a plan amendment and reduced the projected benefit obligation by $96 million, which is being amortized as a reduction of benefit costs over approximately 17 years. At December 31, 2009 and 2008, the projected benefit obligation was $39 million and $34 million, respectively. There are no plan assets assigned to the plan. Employer contributions to the plan are based on benefit payments. The estimated benefit payments for other postretirement benefits are $6 million, $5 million, $4 million, $4 million and $3 million for the next five years and $11 million for the years 2015 through 2019.

Defined Contribution Plans

BB&T offers a 401(k) Savings Plan and other defined contribution plans that permit employees to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, BB&T makes matching contributions of up to 6% of the employee's compensation. BB&T's contribution to the 401(k) Savings Plan and nonqualified defined contribution plans totaled $80 million, $73 million and $70 million for the years ended December 31, 2009, 2008 and 2007, respectively. BB&T also offers defined contribution plans to certain employees of subsidiaries who do not participate in the 401(k) Savings Plan.

Other

There are various other employment contracts, deferred compensation arrangements and covenants not to compete with selected members of management and certain retirees.

NOTE 15. Commitments and Contingencies

BB&T utilizes a variety of financial instruments to meet the financing needs of clients and to reduce exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, letters of credit and financial guarantees and derivatives. BB&T also has commitments to fund certain affordable housing investments and contingent liabilities of certain sold loans. The following table presents the contractual or notional amount of these instruments:

	Contract or Notional Amount at December 31,	
	2009	2008
	(Dollars in millions)	
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend, originate or purchase credit	$36,130	$35,144
Letters of credit and financial guarantees written	7,999	5,895
Financial instruments whose notional or contract amounts exceed the amount of credit risk:		
Derivative financial instruments	66,175	74,177
Commitments to fund affordable housing investments	371	412
Residential mortgage loans sold with recourse	1,986	2,470
Other loans sold with recourse	3,989	3,259

Commitments to extend, originate or purchase credit are primarily lines of credit to businesses and consumers and have specified rates and maturity dates. Many of these commitments also have adverse change clauses, which allow BB&T to cancel the commitment due to deterioration in the borrowers' creditworthiness.

Letters of credit and financial guarantees written are unconditional commitments issued by BB&T to guarantee the performance of a customer to a third party. As of December 31, 2009, BB&T had issued $8.0 billion in such guarantees. The carrying amount of the liability for such guarantees was $40 million and $20 million at December 31, 2009 and 2008, respectively. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper issuance, bond financing and similar transactions. The credit risk involved in the issuance of these guarantees is essentially the same as that involved in extending loans to clients and as such, the instruments are collateralized when necessary.

A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. These instruments include interest-rate swaps, swaptions, caps, floors, collars, financial forward and futures contracts, when-issued securities, foreign exchange contracts and options written and purchased. BB&T uses derivatives primarily to manage risk related to securities, business loans, Federal Funds purchased, other overnight funding, long-term debt, mortgage servicing rights, mortgage banking operations and certificates of deposit. BB&T also uses derivatives to facilitate transactions on behalf of its clients. BB&T held a variety of derivative financial instruments with notional values of $66.2 billion and $74.2 billion at December 31, 2009 and 2008, respectively. These instruments were in a net gain position of $283 million and $626 million at December 31, 2009 and 2008, respectively.

In the ordinary course of business, BB&T indemnifies its officers and directors to the fullest extent permitted by law against liabilities arising from pending litigation. BB&T also issues standard representation and warranties in underwriting agreements, merger and acquisition agreements, loan sales, brokerage activities and other similar arrangements. Counterparties in many of these indemnification arrangements provide similar indemnifications to BB&T. Although these agreements often do not specify limitations, BB&T does not believe that any payments related to these guarantees would materially change the financial condition or results of operations of BB&T.

Merger and acquisition agreements of businesses other than financial institutions occasionally include additional incentives to the acquired entities to offset the loss of future cash flows previously received through ownership positions. Typically, these incentives are based on the acquired entity's contribution to BB&T's earnings compared to agreed-upon amounts. When offered, these incentives are typically issued for terms of three to five years. As certain provisions of these agreements do not specify dollar limitations, it is not possible to quantify the maximum exposure resulting from these agreements.

BB&T invests in certain affordable housing and historic building rehabilitation projects throughout its market area as a means of supporting local communities, and receives tax credits related to these investments. BB&T typically acts as a limited partner in these investments and does not exert control over the operating or financial policies of the partnerships. Branch Bank typically provides financing during the construction and development of the properties; however, permanent financing is generally obtained from independent third parties upon completion of a project. As of December 31, 2009 and 2008, BB&T had investments of $1.1 billion and $891 million, respectively, related to these projects, which are included as other assets on the Consolidated Balance Sheets. BB&T's outstanding commitments to fund affordable housing investments totaled $371 million and $412 million at December 31, 2009 and 2008, respectively, which are included as other liabilities on the Consolidated Balance Sheets. As of December 31, 2009 and 2008, BB&T had outstanding loan commitments to these funds of $165 million and $161 million, respectively. Of these amounts, $73 million and $81 million had been funded and at December 31, 2009 and 2008, respectively, and were included in loans and leases on the Consolidated Balance Sheets. BB&T's maximum risk exposure related to these investments totaled $1.2 billion and $1.1 billion at December 31, 2009 and 2008, respectively.

BB&T has sold certain mortgage-related loans that contain recourse provisions. These provisions generally require BB&T to reimburse the investor for a share of any loss that is incurred after the disposal of the property. At December 31, 2009 and 2008, BB&T had $2.0 billion and $2.5 billion, respectively, of residential mortgage loans sold with recourse. In the event of nonperformance by the borrower, BB&T has maximum recourse exposure of approximately $667 million and $745 million as of December 31, 2009 and 2008, respectively. In addition, BB&T has $4.0 billion and $3.3 billion in loans serviced for others that were covered by loss sharing agreements at December 31, 2009 and 2008, respectively. As of December 31, 2009 and 2008, BB&T's maximum exposure to loss for these loans is approximately $1.1 billion and $818 million, respectively. At December 31, 2009, BB&T has recorded $18 million of reserves related to these recourse exposures.

BB&T has investments and future funding commitments to certain venture capital funds. As of December 31, 2009, BB&T had investments of $281 million related to these ventures and future funding commitments of $183 million. As of December 31, 2008, BB&T had investments of $183 million related to these ventures and future funding commitments of $222 million. BB&T's risk exposure relating to such commitments is generally limited to the amount of investments and future funding commitments made.

BB&T has made loan commitments as a nontransferor lender. As of December 31, 2009 and 2008, BB&T had loan commitments to these entities totaling $211 million and $405 million, respectively. Of these amounts, $160 million and $290 million, respectively, had been funded and were included in loans and leases on the Consolidated Balance Sheets.

Legal Proceedings

The nature of the business of BB&T's banking and other subsidiaries ordinarily results in a certain amount of litigation. The subsidiaries of BB&T are involved in various legal proceedings, all of which are considered incidental to the normal conduct of business. Based on information currently available, advice of counsel, available insurance coverage and established reserves, BB&T's management believes that the liabilities, if any, arising from these proceedings will not have a materially adverse effect on the consolidated financial position, consolidated results of operations or consolidated cash flows of BB&T. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to BB&T's consolidated financial position, consolidated results of operations or consolidated cash flows.

NOTE 16. Regulatory Requirements and Other Restrictions

Branch Bank and BB&T FSB are required by the Board of Governors of the Federal Reserve System to maintain reserve balances in the form of vault cash or deposits with the Federal Reserve Bank based on specified percentages of certain deposit types, subject to various adjustments. At December 31, 2009, the net reserve requirement amounted to $167 million.

Branch Bank is subject to laws and regulations that limit the amount of dividends it can pay. In addition, both BB&T and Branch Bank are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums, and to remain "well-capitalized" under the prompt corrective action regulations. BB&T does not expect that any of these laws, regulations or policies will materially affect the ability of Branch Bank to pay dividends.

BB&T is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on BB&T's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of BB&T's assets, liabilities and certain off-balance-sheet items calculated pursuant to regulatory directives. BB&T's capital amounts and classification also are subject to qualitative judgments by the regulators about components, risk weightings and other factors. BB&T is in full compliance with these requirements. Banking regulations also identify five capital categories for insured depository institutions: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. At December 31, 2009 and 2008, BB&T and Branch Bank were classified as "well capitalized".

Quantitative measures established by regulation to ensure capital adequacy require BB&T to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average tangible assets (leverage ratio).

The following table provides summary information regarding regulatory capital for BB&T and Branch Bank as of December 31, 2009 and 2008:

	December 31, 2009				December 31, 2008			
	Actual Capital		Capital Requirements		Actual Capital		Capital Requirements	
	Ratio	Amount	Minimum	Well-Capitalized	Ratio	Amount	Minimum	Well-Capitalized
	(Dollars in millions)							
Tier 1 Capital								
BB&T	11.5%	$13,456	$4,687	$ 7,030	12.3%	$13,446	$4,390	$6,585
Branch Bank	12.1	13,544	4,480	6,720	10.8	11,533	4,273	6,409
Total Capital								
BB&T	15.8	18,470	9,373	11,717	17.4	19,109	8,781	10,976
Branch Bank	14.6	16,404	8,960	11,200	13.6	14,475	8,545	10,681
Leverage Capital								
BB&T	8.5	13,456	6,322	7,903	9.9	13,446	5,453	6,816
Branch Bank	8.9	13,544	4,566	7,610	8.7	11,533	3,977	6,628

As an approved seller/servicer, Branch Bank is required to maintain minimum levels of shareholders' equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and Federal National Mortgage Association. At December 31, 2009 and 2008, Branch Bank's equity was above all required levels.

At December 31, 2009 and 2008, BB&T had segregated cash deposits totaling $270 million and $379 million, respectively. These deposits relate to monies held for the exclusive benefit of clients, primarily at BB&T's broker/dealer subsidiaries.

NOTE 17. Parent Company Financial Statements

Parent Company
Condensed Balance Sheets
December 31, 2009 and 2008

	2009	2008
	(Dollars in millions)	
Assets		
Cash and due from banks	$ 145	$ 274
Securities available for sale at fair value	170	182
Investment in banking subsidiaries	19,575	16,466
Investment in other subsidiaries	1,736	1,501
Total investments in subsidiaries	21,311	17,967
Advances to / receivables from banking subsidiaries	2,817	4,057
Advances to / receivables from other subsidiaries	2,259	1,601
Premises and equipment	4	4
Other assets	267	227
Total assets	$26,973	$24,312
Liabilities and Shareholders' Equity		
Short-term borrowed funds	$ 1,004	$ 1,709
Dividends payable	103	279
Accounts payable and other liabilities	142	42
Long-term debt	5,899	3,579
Long-term debt due to subsidiaries	3,584	2,622
Total liabilities	10,732	8,231
Total shareholders' equity	16,241	16,081
Total liabilities and shareholders' equity	$26,973	$24,312

Parent Company
Condensed Income Statements
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(Dollars in millions)		
Income			
Dividends from banking subsidiaries	**$459**	$1,172	$1,184
Dividends from other subsidiaries	**306**	404	30
Interest and other income from subsidiaries	**89**	155	180
Other (loss) income	**3**	(67)	8
Total income	**857**	1,664	1,402
Expenses			
Interest expense	**302**	273	352
Other expenses	**16**	32	30
Total expenses	**318**	305	382
Income before income taxes and equity in undistributed earnings of subsidiaries	**539**	1,359	1,020
Income tax benefit	**42**	76	65
Income before equity in undistributed earnings of subsidiaries	**581**	1,435	1,085
Equity in undistributed earnings of subsidiaries in excess of dividends from subsidiaries	**296**	94	661
Net income	**877**	1,529	1,746
Noncontrolling interests	**24**	10	12
Dividends and accretion on preferred stock	**124**	21	—
Net income available to common shareholders	**$729**	$1,498	$1,734

Parent Company
Condensed Statements of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(Dollars in millions)		
Cash Flows From Operating Activities:			
Net income	$ 877	$ 1,529	$ 1,746
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in earnings of subsidiaries in excess of dividends from subsidiaries	(296)	(94)	(661)
Amortization of intangibles	3	3	3
Discount accretion and premium amortization	2	4	3
Loss on sales of securities	12	47	—
Increase in other assets	(41)	(38)	(3)
Increase (decrease) in accounts payable and accrued liabilities	50	7	(39)
Other, net	(28)	3	2
Net cash provided by operating activities	579	1,461	1,051
Cash Flows From Investing Activities:			
Proceeds from sales of securities available for sale	33	62	32
Purchases of securities available for sale	(43)	(161)	(136)
Investment in subsidiaries	(2,608)	(3,102)	(101)
Advances to subsidiaries	(61,087)	(38,168)	(3,984)
Proceeds from repayment of advances to subsidiaries	61,345	37,242	1,491
Net cash acquired in business combinations	—	—	5
Net cash used in investing activities	(2,360)	(4,127)	(2,693)
Cash Flows From Financing Activities:			
Net increase in long-term debt	3,651	716	350
Net (decrease) increase in short-term borrowed funds	(705)	(88)	350
Net proceeds from common stock issued	2,727	160	64
Redemption of common stock	—	—	(254)
Retirement of preferred stock and warrant	(3,201)	—	—
Proceeds from preferred stock issuance	—	3,134	—
Cash dividends paid on common and preferred stock	(820)	(1,019)	(962)
Net cash provided by (used in) financing activities	1,652	2,903	(452)
Net (Decrease) Increase in Cash and Cash Equivalents	(129)	237	(2,094)
Cash and Cash Equivalents at Beginning of Year	274	37	2,131
Cash and Cash Equivalents at End of Year	$ 145	$ 274	$ 37

NOTE 18. Fair Value Disclosures

BB&T carries various assets and liabilities at fair value based on applicable accounting standards. In addition, BB&T has elected to account for prime residential mortgage and commercial mortgage loans held for sale at fair value in accordance with applicable accounting standards (the "Fair Value Option"). Accounting standards have established a framework for measuring fair value and defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. These standards also established a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1

Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include certain equity securities and derivative contracts that are traded in an active market.

Level 2

Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include fixed income securities and mortgage-backed securities that are held in the Corporation's trading and available-for-sale portfolios, loans held for sale, certain derivative contracts and short-term borrowings.

Level 3

Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. Level 3 assets and liabilities include certain trading securities, obligations of state and political subdivisions, non-agency mortgage-backed securities, covered securities, mortgage servicing rights, venture capital and similar investments as well as certain derivative contracts.

Assets and liabilities measured at fair value on a recurring basis, including financial instruments for which BB&T has elected the Fair Value Option are summarized below:

	12/31/2009	Fair Value Measurements for Assets and Liabilities Measured on a Recurring Basis		
		Level 1	Level 2	Level 3
		(Dollars in Millions)		
Assets:				
Trading securities	$ 636	$ 255	$ 288	$ 93
Securities available for sale:				
U.S. government-sponsored entities (GSE)	2,035	—	2,035	—
Mortgage-backed securities issued by GSE	26,670	—	26,670	—
States and political subdivisions	2,107	—	1,897	210
Non-agency mortgage-backed securities	1,022	—	1,022	—
Equity and other securities	874	166	699	9
Covered securities	1,201	—	533	668
Loans held for sale	2,551	—	2,551	—
Residential mortgage servicing rights	832	—	—	832
Derivative assets (2)	983	1	975	7
Venture capital and similar investments (2)	281	—	—	281
Total assets	**$39,192**	**$422**	**$36,670**	**$2,100**
Liabilities:				
Derivative liabilities (2)	$ 700	$ 5	$ 668	$ 27
Short-term borrowed funds (3)	295	—	295	—
Total liabilities	**$ 995**	**$ 5**	**$ 963**	**$ 27**

	12/31/2008	Fair Value Measurements for Assets and Liabilities Measured on a Recurring Basis		
		Level 1	Level 2	Level 3
		(Dollars in Millions)		
Assets:				
Trading securities	$ 376	$ 204	$ 168	$ 4
Securities available for sale	32,843	170	31,574	1,099
Loans held for sale (1)	1,396	—	1,396	—
Residential mortgage servicing rights	370	—	—	370
Derivative assets (2)	1,723	4	1,681	38
Venture capital and similar investments (2)	183	—	1	182
Total assets	**$36,891**	**$378**	**$34,820**	**$1,693**
Liabilities:				
Derivative liabilities (2)	$ 1,097	$ 11	$ 1,085	$ 1
Short-term borrowed funds (3)	149	—	149	—
Total liabilities	**$ 1,246**	**$ 11**	**$ 1,234**	**$ 1**

(1) There were $28 million in loans held for sale that are accounted for at lower of cost or market at December 31, 2008.
(2) These amounts are reflected in other assets and other liabilities on the Consolidated Balance Sheets.
(3) Short-term borrowed funds reflect securities sold short positions.

The tables below present a reconciliation for the years ended December 31, 2009 and 2008, respectively, for Level 3 assets and liabilities that are measured at fair value on a recurring basis.

For the Year Ended December 31, 2009	Fair Value Measurements Using Significant Unobservable Inputs							
	Trading	States & Political Subdivisions	Non-agency mortgage-backed securities	Equity & Other Securities	Covered Securities	Mortgage Servicing Rights	Net Derivatives	Venture Capital and Similar Investments
	(Dollars in Millions)							
Balance at January 1, 2009	$ 4	$—	$ 1,098	$ 1	$—	$370	$ 37	$182
Total realized and unrealized gains or losses:								
Included in earnings	(2)	—	—	—	20	64	222	6
Included in other comprehensive income (loss)	—	(12)	142	—	19	—	—	—
Purchases, issuances and settlements	91	(6)	(179)	(1)	(3)	398	(259)	93
Transfers into Level 3 from Colonial acquisition	—	—	—	—	632	—	(20)	—
Transfers in and/or out of Level 3	—	228	(1,061)	9	—	—	—	—
Balance at December 31, 2009	$ 93	$210	$ —	$ 9	$668	$832	$(20)	$281

For the Year Ended December 31, 2008	Fair Value Measurements Using Significant Unobservable Inputs				
	Trading	AFS Securities	Mortgage Servicing Rights	Net Derivatives	Venture Capital and Similar Investments
	(Dollars in Millions)				
Balance at January 1, 2008	$ 27	$ 9	$ 472	$ 2	$128
Total realized and unrealized gains or losses:					
Included in earnings	(3)	(35)	(314)	68	(8)
Included in other comprehensive income (loss)	—	(3)	—	—	—
Purchases, issuances and settlements	(19)	5	212	(33)	62
Transfers in and/or out of Level 3	(1)	1,123	—	—	—
Balance at December 31, 2008	$ 4	$1,099	$ 370	$ 37	$182

BB&T transferred approximately $1.1 billion of non-agency mortgage-backed securities from level 2 to level 3 in 2008 as a result of very limited sales activity for these securities. BB&T transferred approximately the same amount of securities back into level 2 in 2009 as a result of increased market activity for these securities.

In 2009, BB&T also transferred certain auction rate securities from level 2 to level 3 as a result of decreased market activity for these securities. The total amount of auction rate securities that were transferred was $237 million, which comprises $228 million in obligations of state and political subdivisions and $9 million in other securities.

BB&T also acquired certain non-agency mortgage-backed securities in the Colonial acquisition that are included in covered securities and were determined to be level 3 due to the lack of observable sales for these securities.

There were no gains or losses recognized as a result of the transfers of securities between level 2 and level 3 in either 2009 or 2008.

BB&T has investments in venture capital funds and other similar investments that are measured at fair value based on the investment's net asset value. The significant investment strategies for these ventures are primarily equity and subordinated debt in privately-held middle market companies. The majority of these investments are not redeemable and have varying dates for which the underlying assets are expected to be liquidated by distribution through 2018. As of December 31, 2009, restrictions on the ability to sell the investments include, but are not limited to, consent of majority member or general partner approval for transfer of ownership. There were no investments probable of sale for less than net asset value at December 31, 2009.

The tables below summarize unrealized and realized gains and losses recorded in earnings for Level 3 assets and liabilities for the years ended December 31, 2009 and 2008, respectively.

	Total Gains and Losses				
For the Year Ended December 31, 2009	**Trading**	**Covered Securities**	**Mortgage Servicing Rights**	**Net Derivatives**	**Venture Capital and Similar Investments**
	(Dollars in Millions)				
Classification of gains and losses (realized/unrealized) included in earnings for the period:					
Interest income	$—	$ 20	$ —	$—	$—
Mortgage banking income	—	—	64	222	—
Other noninterest income	(2)	—	—	—	6
Total	$ (2)	$ 20	$ 64	$222	$ 6
Net unrealized gains (losses) included in net income relating to assets and liabilities still held at December 31, 2009	$ (3)	$ 20	$ 190	$ (20)	$ (2)

	Total Gains and Losses				
For the Year Ended December 31, 2008	**AFS Securities**	**Trading**	**Mortgage Servicing Rights**	**Net Derivatives**	**Venture Capital and Similar Investments**
	(Dollars in Millions)				
Classification of gains and losses (realized/unrealized) included in earnings for the period:					
Securities gains (losses), net	$ (35)	$—	$ —	$—	$—
Mortgage banking income	—	—	(314)	68	—
Other noninterest income	—	(3)	—	—	(8)
Total	$ (35)	$ (3)	$(314)	$ 68	$ (8)
Net unrealized gains (losses) included in net income relating to assets and liabilities still held at December 31, 2008	$—	$—	$(220)	$ 37	$ (12)

For 2009, the net realized and unrealized gains reported for mortgage servicing rights assets are composed of a positive valuation adjustment of $190 million less the realization of expected residential mortgage servicing rights cash flows of $126 million. For 2008, the net realized and unrealized losses reported for mortgage servicing rights assets are composed of a negative valuation adjustment of $220 million plus the realization of expected residential mortgage servicing rights cash flows of $94 million. BB&T uses various derivative financial instruments to mitigate the income statement effect of changes in fair value due to its quarterly valuation. During 2009 and 2008, the derivative instruments produced losses of $98 million and gains of $262 million, respectively, which offset the valuation adjustments recorded.

The following table details the fair value and unpaid principal balance of loans held for sale at December 31, 2009 and 2008 that were elected to be carried at fair value.

	December 31,					
	2009			2008		
	Fair Value	Aggregate Unpaid Principal Balance	Fair Value Less Aggregate Unpaid Principal Balance	Fair Value	Aggregate Unpaid Principal Balance	Fair Value Less Aggregate Unpaid Principal Balance
	(Dollars in millions)					
Loans held for sale reported at fair value						
Total (1)	$2,551	$2,544	$ 7	$1,396	$1,367	$ 29
Nonaccrual loans	5	6	(1)	1	1	—
Loans 90 days or more past due and still accruing interest	2	2	—	3	3	—

(1) The change in fair value is reflected in mortgage banking income.

Also, BB&T may be required, from time to time, to measure certain other financial assets at fair value on a nonrecurring basis. Assets measured at fair value on a nonrecurring basis for the years ended December 31, 2009 and 2008 that were still held on the balance sheet at December 31, 2009 and 2008 totaled $2.4 billion and $1.2 billion, respectively. The 2009 amount consists of $941 million of impaired loans, excluding covered loans, and $1.5 billion of foreclosed real estate, excluding covered foreclosed real estate, that were classified as Level 3 assets. The 2008 amount consists of $638 million of impaired loans and $538 million of foreclosed real estate that were classified as Level 3 assets. During the years ended December 31, 2009 and 2008, BB&T recorded $436 million and $214 million, respectively, in losses related to write-downs of the loans and $224 million and $22 million, respectively, in losses related to write-downs of foreclosed real estate based on the appraised value of the underlying collateral.

Accounting standards require the disclosure of the estimated fair value of all financial instruments. A financial instrument is defined as cash, evidence of an ownership interest in an entity or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity. BB&T has recorded certain assets and liabilities at fair value based on the Fair Value Option or as required by the applicable accounting standards. The following is a summary of the carrying amounts and fair values of those financial assets and liabilities that BB&T has not recorded at fair value:

	December 31,			
	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in millions)			
Financial assets:				
Loans and leases, net of allowance for loan and lease losses (1)	$101,056	$100,794	$95,699	$96,025
Financial liabilities:				
Deposits	114,965	112,917	98,613	98,877
Long-term debt	21,376	21,018	18,032	17,879

(1) Includes $28 million of loans held for sale for which the Fair Value Option was not elected at December 31, 2008.

The following is a summary of the notional or contractual amounts and fair values of BB&T's off-balance sheet financial instruments as of the periods indicated:

	December 31,			
	2009		2008	
	Notional/ Contract Amount	Fair Value	Notional/ Contract Amount	Fair Value
	(Dollars in millions)			
Contractual commitments:				
Commitments to extend, originate or purchase credit	**$36,130**	**$ 48**	$35,144	$ 50
Residential mortgage loans sold with recourse	**1,986**	**6**	2,470	3
Other loans sold with recourse	**3,989**	**12**	3,259	8
Letters of credit and financial guarantees written	**7,999**	**40**	5,895	20
Commitments to fund affordable housing investments	**371**	**357**	412	393

Estimates of the fair value of these financial instruments are made at a point in time, based on relevant market data and information about the financial instrument. Fair values are calculated based on the value of one trading unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, estimated transaction costs that may result from bulk sales or the relationship between various financial instruments. No readily available market exists for a significant portion of BB&T's financial instruments. Fair value estimates for these instruments are based on current economic conditions, currency and interest rate risk characteristics, loss experience and other factors. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision. Therefore, the calculated fair value estimates in many instances cannot be substantiated by comparison to independent markets and, in many cases, may not be realizable in a current sale of the instrument. In addition, changes in assumptions could significantly affect these fair value estimates. The following methods and assumptions were used by BB&T in estimating the fair value of these financial instruments.

Cash and cash equivalents and segregated cash due from banks: For these short-term instruments, the carrying amounts are a reasonable estimate of fair values.

Loans receivable and loans held for sale: The fair values for loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and credit quality. The interest rates being offered by BB&T for new loans with similar terms and credit quality are reflective of credit risk and liquidity spreads inherent in an orderly transaction in the current market. For commercial loans and leases, internal credit risk models are used to adjust discount rates for risk migration since inception. For residential mortgage and other consumer loans, internal prepayment risk models are used to adjust contractual cash flows. Loans are aggregated into pools of similar terms and credit quality and discounted using a LIBOR based rate. The carrying amounts of accrued interest approximate fair values.

Deposit liabilities: The fair values for demand deposits, interest-checking accounts, savings accounts and certain money market accounts are, by definition, equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to aggregate expected maturities. In addition, nonfinancial instruments such as core deposit intangibles are not recorded at fair value. BB&T has developed long-term relationships with its customers through its deposit base and in the opinion of management, these items add significant value to BB&T.

Federal funds purchased, securities sold under repurchase agreements and short-term borrowed funds: The carrying amounts of Federal funds purchased, borrowings under repurchase agreements and short-term borrowed funds approximate their fair values.

Long-term debt: The fair values of long-term debt are estimated based on quoted market prices for the instrument if available, or for similar instruments if not available, or by using discounted cash flow analyses, based on BB&T's current incremental borrowing rates for similar types of instruments.

Contractual commitments: The fair values of commitments are estimated using the fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair values also consider the difference between current levels of interest rates and the committed rates. The fair values of guarantees and letters of credit are estimated based on the counterparties' creditworthiness and average default rates for loan products with similar risks. The fair values of commitments to fund affordable housing investments are estimated using the net present value of future commitments.

NOTE 19. Derivative Financial Instruments

BB&T uses a variety of derivative instruments to manage interest rate and foreign exchange risks. These instruments consist of interest-rate swaps, swaptions, caps, floors, collars, financial forward and futures contracts, when-issued securities, foreign exchange contracts and options written and purchased. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. There are five areas of risk management: balance sheet management, mortgage banking operations, mortgage servicing rights, net investment in a foreign subsidiary and client-related and other risk management activities.

The following tables set forth certain information concerning BB&T's derivative financial instruments and related hedged items at December 31, 2009:

Derivative Classifications and Hedging Relationships

	Hedged Item or Transaction	December 31, 2009 Notional Amount	Fair Value Gain (1)	Fair Value Loss (1)
		(Dollars in millions)		
Derivatives Designated as Cash Flow Hedges:				
Interest rate contracts:				
Receive fixed swaps	First forecasted interest receipts on commercial loans	$ 1,000	$ 28	$ —
Pay fixed swaps	First forecasted interest payments on 3 month LIBOR funding	4,300	38	(26)
Caps	First forecasted interest payments on 3 month LIBOR funding	200	—	—
Total		5,500	66	(26)
Derivatives Designated as Net Investment Hedges:				
Foreign exchange contracts		73	—	(1)
Total		73	—	(1)
Derivatives Designated as Fair Value Hedges:				
Interest rate contracts:				
Receive fixed swaps	Individual fixed rate long-term debt issuances	3,429	192	(43)
Receive fixed swaps	Long-term CD's	328	2	—
Pay fixed swaps	Individual fixed rate municipal securities classified as available for sale	354	—	(50)
Total		4,111	194	(93)
Derivatives Not Designated as Hedges:				
Client-related and other risk management				
Interest rate contracts				
Receive fixed swaps		10,004	392	(32)
Pay fixed swaps		10,401	32	(369)
Other swaps		7,014	3	(3)
Option trades		922	—	—
Swaptions		538	24	(24)
Futures contracts		611	—	—
Collars		123	4	(5)
Foreign exchange contracts		373	7	(6)
Mortgage Banking				
Interest rate contracts				
Interest rate lock commitments		2,970	5	(19)
Forward commitments		4,662	48	(5)
Swaptions		200	11	—
Option trades		340	1	(5)
TBA/When issued securities		30	—	—
Futures contracts		50	—	(1)
Mortgage Servicing Rights				
Interest rate contracts				
Receive fixed swaps		1,968	—	(69)
Pay fixed swaps		654	4	—
Swaptions		5,575	191	(2)
Futures contracts		4,631	1	(3)
When issued securities and Forward rate agreements		5,425	—	(37)
Total		56,491	723	(580)
Total Derivatives		$66,175	$983	$(700)

(1) Derivatives in a gain position are recorded as Other assets and derivatives in a loss position are recorded as Other liabilities on the Consolidated Balance Sheet.

The Effect of Derivative Instruments on the Consolidated Statements of Income for the Year Ended December 31, 2009 (Dollars in millions)

	Effective Portion			Ineffective Portion	
	Gain or (Loss) Recognized in OCI	Location of Amounts Reclassified from AOCI into Income	(Gain) or Loss Reclassified from AOCI into Income	Location of Amounts Recognized in Income	Gain or (Loss) Recognized in Income
Derivatives Designated as Cash Flow Hedges					
Interest rate contracts	$146	Total interest income	$(86)	Other noninterest income	$ 1
		Total interest expense	37		
			$(49)		
Derivatives Designated as Net Investment Hedges					
Foreign exchange contracts	$(11)		$—		$—

	Effective Portion		Ineffective Portion	
	Location of Amounts Recognized in Income	Gain or (Loss) Recognized in Income	Location of Amounts Recognized in Income	Gain or (Loss) Recognized in Income
Derivatives Designated as Fair Value Hedges				
Interest rate contracts	Total interest expense	$177	Other noninterest income	$ 7
Interest rate contracts	Total interest income	(17)	Other noninterest expense	—
Total		$160		$ 7
Derivatives Not Designated as Hedges				
Client-related and other risk management				
Interest rate contracts	Other noninterest income	$ 22		
Other derivatives	Other noninterest income	(20)		
Foreign exchange contracts	Other nondeposit fees and commissions	(1)		
Mortgage Banking				
Interest rate contracts	Mortgage banking income	23		
Mortgage Servicing Rights				
Interest rate contracts	Mortgage banking income	(98)		
Total		$(74)		

Note: All amounts for Other Comprehensive Income (OCI) and Accumulated Other Comprehensive Income (AOCI) are stated on a pre-tax basis.

The majority of the balance sheet management derivatives are designated as cash flow or fair value hedges. BB&T's floating rate business loans, Federal funds purchased, other overnight funding, institutional and brokered certificates of deposit, other time deposits, medium-term bank notes and long-term debt expose it to variability in cash flows for interest payments. The risk management objective for these assets and liabilities is to hedge the variability in the interest payments. This objective is met by entering into interest rate swaps and interest rate collars and caps. Interest rate collars and caps fix the interest payments when interest rates on the hedged item exceed predetermined rates.

Cash Flow Hedges

At December 31, 2009, BB&T had designated notional values of $5.5 billion of derivatives as cash flow hedges. These cash flow hedges reflected a net unrealized gain of $40 million, with instruments in a gain position reflecting a fair value of $66 million recorded in other assets and instruments in a loss position reflecting a fair value of $26 million recorded in other liabilities. For a qualifying cash flow hedge, the portion of changes in the fair value of the derivatives that have been highly effective are recognized in other comprehensive income until the related cash flows from the hedged item are recognized in earnings. The impact on earnings resulting from the ineffectiveness of cash flow hedges was $1 million during 2009.

Accumulated other comprehensive income included $54 million in unrecognized after-tax gains on interest rate swaps, caps and floors hedging variable interest payments on business loans at December 31, 2009. These amounts included unrecognized after-tax gains on terminated swaps, caps and collars of $29 million at December 31, 2009. In addition, accumulated other comprehensive income included $50 million in net unrecognized after-tax gains on interest rate swaps, caps and floors hedging variable interest payments on funding at December 31, 2009. These amounts included unrecognized after-tax gains on terminated hedges related to short-term funding of $52 million at December 31, 2009. Also included in accumulated other comprehensive income at December 31, 2009 are unrecognized after-tax gains of $3 million on terminated interest rate swaps hedging variable interest payments on long-term debt.

The estimated net amount in accumulated other comprehensive income at December 31, 2009 that is expected to be reclassified into earnings within the next 12 months is a net after-tax gain of $60 million. The amount reclassified into earnings from other comprehensive income during 2009 was a net after-tax gain of $49 million.

All of BB&T's cash flow hedges are hedging exposure to variability in future cash flows for forecasted transactions related to the payment of variable interest on then existing financial instruments. The maximum length of time over which BB&T is hedging its exposure to the variability in future cash flows for forecasted transactions related to variable interest payments on existing financial instruments is 6.6 years.

Fair Value Hedges

At December 31, 2009, BB&T had designated notional values of $4.1 billion of derivatives as fair value hedges which reflected a net unrealized gain of $101 million, with instruments in a gain position reflecting a fair value of $194 million recorded in other assets and instruments in a loss position reflecting a fair value of $93 million recorded in other liabilities. For a qualifying fair value hedge, changes in the value of the derivatives that have been highly effective as hedges are recognized in current period earnings along with the corresponding changes in the fair value of the designated hedged item attributable to the risk being hedged. BB&T terminated certain fair value hedges relating to its long-term debt during 2009. The proceeds received from these terminations totaled $128 million and were included in cash flows from financing activities. The impact on earnings resulting from fair value hedge ineffectiveness was a $7 million gain during 2009.

BB&T also held $56.5 billion in notional value of derivatives not designated as hedges at December 31, 2009. These instruments were in a net gain position with a net estimated fair value of $143 million. Changes in the fair value of these derivatives are reflected in current period earnings.

Derivatives not designated as a hedge include the notional amount of $8.2 billion that have been entered into as a risk management instrument for mortgage banking operations at December 31, 2009. For mortgage loans originated for sale, BB&T is exposed to changes in market rates and conditions subsequent to the interest rate lock and funding date. BB&T's risk management strategy related to its interest rate lock commitment derivatives and loans held for sale includes using mortgage-based derivatives such as forward commitments and options in order to mitigate market risk.

Derivatives not designated as a hedge include the notional amount of $18.3 billion that have been entered into as a risk management instrument for mortgage servicing rights at December 31, 2009. For 2009, the $98 million loss on these derivatives is offset by a positive $190 million valuation adjustment related to the mortgage servicing asset.

BB&T also held derivatives not designated as hedges with notional amounts totaling $30.0 billion at December 31, 2009 as risk management instruments primarily to facilitate transactions on behalf of its clients, as well as activities related to balance sheet management.

At December 31, 2009, BB&T had designated notional values of $73 million of derivatives as net investment hedges used to hedge the variability in a foreign currency exchange rate.

Credit risk related to derivatives arises when amounts receivable from a counterparty exceed those payable. BB&T controls the risk of loss by subjecting counterparties to credit reviews and approvals similar to those used in making loans and other extensions of credit. In addition, certain counterparties are required to provide cash collateral to BB&T when their unsecured loss positions exceed certain negotiated limits. These bilateral limits are typically based on current credit ratings and vary with ratings changes. As of December 31, 2009 and 2008, BB&T had received cash collateral of approximately $82 million and $165 million, respectively. In addition, BB&T had posted collateral of $138 million and $180 million at December 31, 2009 and 2008, respectively. In the event that BB&T's credit ratings had been downgraded below investment grade, the amount of collateral posted would have increased by $50 million and $225 million as of December 31, 2009 and 2008, respectively. As of December 31, 2009, BB&T had approximately $26 million of unsecured positions with derivative dealers. All of the derivative contracts to which BB&T is a party settle monthly, quarterly or semiannually. In the case of contracts with derivative dealers, BB&T only transacts with dealers that are national market makers whose credit ratings are strong. Further, BB&T has netting agreements with the dealers with which it does business. Because of these factors, BB&T's credit risk exposure related to derivatives contracts at December 31, 2009 and 2008 was not material.

NOTE 20. Computation of Earnings Per Common Share

The basic and diluted earnings per common share calculations are presented in the following table:

	Years Ended December 31,		
	2009	2008	2007
	(Dollars in millions, except per share data, shares in thousands)		
Basic Earnings Per Share:			
Net income available to common shareholders	$ 729	$ 1,498	$ 1,734
Weighted average number of common shares	629,583	548,847	547,184
Basic earnings per share	$ 1.16	$ 2.73	$ 3.17
Diluted Earnings Per Share:			
Net income available to common shareholders	$ 729	$ 1,498	$ 1,734
Weighted average number of common shares	629,583	548,847	547,184
Add:			
Effect of dilutive outstanding equity-based awards	6,036	3,651	4,571
Weighted average number of diluted common shares	635,619	552,498	551,755
Diluted earnings per share	$ 1.15	$ 2.71	$ 3.14

For the years ended December 31, 2009, 2008 and 2007, respectively, the number of antidilutive options was 38.6 million, 33.5 million and 14.0 million. In addition, BB&T had a warrant outstanding for 13.9 million shares as of December 31, 2008 that was antidilutive.

NOTE 21. Operating Segments

BB&T's operations are divided into seven reportable business segments: the Banking Network, Residential Mortgage Banking, Sales Finance, Specialized Lending, Insurance Services, Financial Services, and Treasury. These operating segments have been identified based on BB&T's organizational structure. The segments require unique technology and marketing strategies and offer different products and services. While BB&T is managed as an integrated organization, individual executive managers are held accountable for the operations of these business segments.

BB&T measures and presents information for internal reporting purposes in a variety of different ways. The internal reporting system presently used by management in the planning and measuring of operating activities, as well as the system to which most managers are held accountable, is based on organizational structure.

BB&T emphasizes revenue growth by focusing on client service, sales effectiveness and relationship management. The segment results contained herein are presented based on internal management accounting policies that were designed to support these strategic objectives. Unlike financial accounting, there is no comprehensive authoritative body of guidance for management accounting equivalent to generally accepted accounting principles. The performance of the segments is not comparable with BB&T's consolidated results or with similar information presented by any other financial institution. Additionally, because of the interrelationships of the various segments, the information presented is not indicative of how the segments would perform if they operated as independent entities.

The management accounting process uses various estimates and allocation methodologies to measure the performance of the operating segments. To determine financial performance for each segment, BB&T allocates capital, funding charges and credits, an economic provision for loan and lease losses, certain noninterest expenses and income tax provisions to each segment, as applicable. Also, to promote revenue growth and provide a basis for employee incentives, certain revenues of Residential Mortgage Banking, Sales Finance, Specialized Lending, Insurance Services, Financial Services and other segments are reflected in the individual segment results and also allocated to the Banking Network. These allocated revenues are reflected in intersegment net referral fees and eliminated to arrive at consolidated results. Allocation methodologies are subject to periodic adjustment as the internal management accounting system is revised and business or product lines within the segments change. Also, because the development and application of these methodologies is a dynamic process, the financial results presented may be periodically revised.

BB&T's overall objective is to maximize shareholder value by optimizing return on equity and managing risk. Allocations of capital and the economic provision for loan and lease losses are designed to address this objective. Capital is assigned to each segment on an economic basis, using management's assessment of the inherent risks associated with the segment. Capital allocations are made to cover the following risk categories: credit risk, liquidity risk, interest rate risk, option risk, basis risk, market risk and operational risk. Each segment is evaluated based on a risk-adjusted return on capital. Capital assignments are not equivalent to regulatory capital guidelines, and the total amount assigned to all segments typically varies from total consolidated shareholders' equity.

The economic provision for loan and lease losses is also allocated to the relevant segments based on management's assessment of the segments' risks as described above. Unlike the provision for loan and lease losses recorded pursuant to generally accepted accounting principles, the economic provision adjusts for the impact of expected credit losses over the effective lives of the related loans and leases. Any over or under allocated provision for loan and lease losses is reflected in Parent/Reconciling Items to arrive at consolidated results.

BB&T allocates expenses to the reportable segments based on various methodologies, including volume and amount of loans and deposits and the number of full-time equivalent employees. A portion of corporate overhead expense is not allocated, but is retained in corporate accounts and reflected as Parent/Reconciling Items in the accompanying tables. Income taxes are allocated to the various segments based on taxable income and statutory rates applicable to the segment.

BB&T utilizes a funds transfer pricing ("FTP") system to eliminate the effect of interest rate risk from the segments' net interest income because such risk is centrally managed within the Treasury segment. The FTP system credits or charges the segments with the economic value or cost of the funds the segments create or use. The FTP system provides a funds credit for sources of funds and a funds charge for the use of funds by each segment. The net FTP credit or charge, which includes intercompany interest income and expense, is reflected as net funds transfer pricing in the accompanying tables.

Banking Network

BB&T's Banking Network serves individual and business clients by offering a variety of loan and deposit products and other financial services. The Banking Network is primarily responsible for serving client relationships, and, therefore, is credited with revenue from the Residential Mortgage Banking, Financial Services, Insurance Services, Specialized Lending, Sales Finance and other segments, which is reflected in net referral fees. Amortization and depreciation expense that has been allocated to the segment totaled $39 million, $82 million, and $86 million for 2009, 2008, and 2007, respectively. The decline in amortization and depreciation expense allocated to the Banking Network in 2009 is due to a change in methodology whereby the Banking Network no longer carries real estate assets. The expenses related to real estate assets including depreciation and amortization were moved to an allocated expense category contained in noninterest expenses.

Residential Mortgage Banking

The Residential Mortgage Banking segment retains and services mortgage loans originated by the Banking Network as well as those purchased from various correspondent originators. Mortgage loan products include fixed- and adjustable-rate government and conventional loans for the purpose of constructing, purchasing or refinancing residential properties. Substantially all of the properties are owner occupied. BB&T generally retains the servicing rights to all loans sold. The Residential Mortgage Banking segment earns interest on loans held in the warehouse and portfolio, fee income from the origination and servicing of mortgage loans and recognizes gains or losses from the sale of mortgage loans. The Banking Network receives an intersegment referral fee for the origination of loans and servicing rights, with a portion of the corresponding charge incurred by the Residential Mortgage Banking segment and the remaining charge incurred in the corporate office, which is reflected as part of Parent/Reconciling Items in the accompanying tables. Amortization and depreciation expense that has been allocated to the segment was not material for any of the years presented.

Sales Finance

BB&T's Sales Finance segment primarily originates loans to consumers for the purchase of automobiles. Such loans are originated on an indirect basis through approved franchised and independent automobile dealers throughout the BB&T market area. Sales Finance also originates loans for the purchase of boats and recreational vehicles originated through dealers in BB&T's market area. In addition, Sales Finance also provides financing to dealers for their inventories. The Banking Network receives an intersegment referral fee for servicing the loans originated by the Sales Finance segment with the corresponding charge remaining in the Sales Finance segment. Amortization and depreciation expense that has been allocated to the segment was not material for any of the years presented.

Specialized Lending

BB&T's Specialized Lending segment consists of six business units that provide specialty finance alternatives to consumers and businesses including: dealer-based financing of equipment for both small businesses and consumers, equipment leasing, direct consumer finance, insurance premium finance, indirect sub-prime automobile finance, and full-service commercial mortgage banking. Bank clients as well as nonbank clients within and outside BB&T's primary geographic market area are served by these companies. The Banking Network receives credit for referrals to these companies with the corresponding charge retained in the corporate office, which is reflected as part of Parent/Reconciling Items in the accompanying tables. Amortization and depreciation expense that has been allocated to the segment totaled $37 million, $28 million, and $23 million for 2009, 2008, and 2007, respectively.

Insurance Services

BB&T's insurance agency / brokerage network is the 7th largest in the nation and the 8th largest in the world. BB&T Insurance Services provides property and casualty, life and health insurance to businesses and individuals. It also provides small business and corporate products, such as workers compensation and professional liability, as well as surety coverage and title insurance. In addition, the Insurance Services segment also underwrites a limited amount of property and casualty coverage. The Banking Network receives credit for insurance commissions on referred accounts, with the corresponding charge retained in the corporate office, which is reflected as part of Parent/Reconciling Items in the accompanying tables. Amortization and depreciation expense that has been allocated to the segment totaled $21 million, $19 million and $13 million for 2009, 2008 and 2007, respectively.

Financial Services

BB&T's Financial Services segment provides personal trust administration, estate planning, investment counseling, wealth management, asset management, employee benefits services, corporate banking and corporate trust services to individuals, corporations, institutions, foundations and government entities. BB&T's Financial Services segment also offers clients investment alternatives, including discount brokerage services, equities, fixed-rate and variable-rate annuities, mutual funds and governmental and municipal bonds through BB&T Investment Services, Inc., a subsidiary of Branch Bank. The Financial Services segment includes Scott & Stringfellow, LLC, a full-service brokerage and investment banking firm headquartered in Richmond, Virginia. Scott & Stringfellow provides services in retail brokerage, equity and debt underwriting, investment advice, corporate finance and equity research and facilitates the origination, trading and distribution of fixed-income securities and equity products in both the public and private capital markets. Scott & Stringfellow also has a public finance department that provides investment banking services, financial advisory services and municipal bond financing to a variety of regional taxable and tax-exempt issuers. Scott & Stringfellow's investment banking and corporate and public finance areas do business as BB&T Capital Markets. The Financial Services segment also includes the Corporate Banking Division that originates and services large corporate relationships, syndicated lending relationships and client derivatives. The Banking Network receives an interoffice credit for referral fees, with the corresponding charge remaining in the corporate office, which is reflected as part of Parent/Reconciling Items in the accompanying tables. Amortization and depreciation expense that has been allocated to the segment totaled $8 million, $11 million, and $9 million for 2009, 2008 and 2007, respectively.

Treasury

BB&T's Treasury segment is responsible for the management of the securities portfolios, overall balance sheet funding and liquidity, and overall management of interest rate risk. Amortization and depreciation expense that has been allocated to the segment was not material for any of the years presented.

All Other

All Other segments represents operating entities that do not meet the quantitative or qualitative thresholds for disclosure.

Parent/Reconciling Items

Parent/Reconciling Items reflect corporate support functions that have not been allocated to the business segments, merger-related charges or credits that are incurred as part of acquisition and conversion of acquired entities, nonrecurring charges that are considered to be unusual in nature or infrequent and not reflective of the normal operations of the segments, and intercompany eliminations.

Covered loans and other acquired loans of the former Colonial, and their related income and expense were recorded in the Parent/Reconciling Items segment. The remaining assets and liabilities, and the related income and expense were recorded in the appropriate segments of BB&T.

The following tables disclose selected financial information with respect to BB&T's reportable business segments for the years indicated:

BB&T Corporation
Reportable Segments
For the Years Ended December 31, 2009, 2008 and 2007

(Dollars in millions)

	Banking Network			Residential Mortgage Banking			Sales Finance			Specialized Lending			Insurance Services		
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Net interest income (expense)	$ 1,638	$ 2,119	$ 2,305	$ 1,065	$ 1,135	$ 1,042	$ 409	$ 401	$ 376	$ 825	$ 711	$ 676	$ 5	$ 12	$ 18
Net funds transfer pricing (FTP)	1,925	1,118	1,141	(722)	(835)	(791)	(284)	(283)	(256)	(220)	(210)	(223)	(3)	(5)	(4)
Net interest income (expense) and FTP	3,563	3,237	3,446	343	300	251	125	118	120	605	501	453	2	7	14
Economic provision for loan and lease losses	1,874	840	155	333	134	9	90	40	21	332	301	194	—	—	—
Noninterest income	1,293	1,235	1,095	607	224	120	2	2	2	119	116	90	1,032	907	839
Intersegment net referral fees (expense)	461	254	239	(146)	(96)	(92)	(13)	(13)	(13)	—	—	—	—	—	—
Noninterest expense	2,081	1,544	1,472	128	84	64	31	28	25	284	243	206	772	697	624
Allocated corporate expenses	706	700	588	11	10	10	12	11	10	41	38	25	52	42	28
Income (loss) before income taxes	656	1,642	2,565	332	200	196	(19)	28	53	67	35	118	210	175	201
Provision (benefit) for income taxes	246	588	927	126	72	71	(7)	10	19	24	14	45	82	67	76
Segment net income (loss)	$ 410	$ 1,054	$ 1,638	$ 206	$ 128	$ 125	$ (12)	$ 18	$ 34	$ 43	$ 21	$ 73	$ 128	$ 108	$ 125
Identifiable segment assets (period end)	$62,847	$65,194	$60,739	$19,040	$19,028	$18,503	$6,131	$6,117	$5,786	$ 8,162	$6,571	$5,608	$ 1,200	$ 1,253	$ 1,076

(Dollars in millions)

	Financial Services			Treasury			All Other Segments (1)			Parent/Reconciling Items			Total BB&T Corporation		
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Net interest income (expense)	$ 12	$ 47	$ 20	$ 630	$ 300	$ (134)	$ 157	$ 105	$ 167	$ 103	$ (592)	$ (590)	$ 4,844	$ 4,238	$ 3,880
Net funds transfer pricing (FTP)	118	30	35	(689)	(7)	(158)	(189)	(171)	(169)	64	363	425	—	—	—
Net interest income (expense) and FTP	130	77	55	(59)	293	(292)	(32)	(66)	(2)	167	(229)	(165)	4,844	4,238	3,880
Economic provision for loan and lease losses	12	8	—	—	—	—	4	8	1	166	114	68	2,811	1,445	448
Noninterest income	674	638	553	326	265	111	35	34	58	(154)	(224)	(94)	3,934	3,197	2,774
Intersegment net referral fees (expense)	34	20	10	—	—	—	—	—	—	(336)	(165)	(144)	—	—	—
Noninterest expense	542	544	481	6	(22)	8	63	26	81	1,024	767	663	4,931	3,911	3,624
Allocated corporate expenses	24	31	30	4	4	3	—	1	7	(850)	(837)	(701)	—	—	—
Income (loss) before income taxes	260	152	107	257	576	(192)	(64)	(67)	(33)	(663)	(662)	(433)	1,036	2,079	2,582
Provision (benefit) for income taxes	100	56	36	28	161	(106)	(67)	(50)	(23)	(373)	(368)	(209)	159	550	836
Segment net income (loss)	$ 160	$ 96	$ 71	$ 229	$ 415	$ (86)	$ 3	$ (17)	$ (10)	$ (290)	$ (294)	$ (224)	$ 877	$ 1,529	$ 1,746
Identifiable segment assets (period end)	$ 3,077	$ 2,927	$ 4,118	$37,487	$37,438	$24,137	$5,306	$5,023	$3,934	$22,514	$8,464	$8,717	$165,764	$152,015	$132,618

(1) Includes financial data from subsidiaries below the quantitative and qualitative thresholds requiring disclosure.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of February 26, 2010:

BB&T Corporation
(Registrant)

By: /s/ KELLY S. KING
Kelly S. King
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of February 26, 2010:

/s/ KELLY S. KING
Kelly S. King
Chairman and Chief Executive Officer
(Principal Executive Officer)

/s/ DARYL N. BIBLE
Daryl N. Bible
Senior Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

/s/ CYNTHIA B. POWELL
Cynthia B. Powell
Executive Vice President and Corporate Controller
(Principal Accounting Officer)

A Majority of the Directors of the Registrant are included.

/s/ KELLY S. KING

Kelly S. King
Chairman and Chief Executive Officer

/s/ JOHN A. ALLISON IV

John A. Allison IV
Director

/s/ JENNIFER S. BANNER

Jennifer S. Banner
Director

/s/ K. DAVID BOYER JR.

K. David Boyer Jr.
Director

/s/ ANNA R. CABLIK

Anna R. Cablik
Director

/s/ RONALD E. DEAL

Ronald E. Deal
Director

Barry J. Fitzpatrick
Director

/s/ J. LITTLETON GLOVER JR.

J. Littleton Glover Jr.
Director

/s/ L. VINCENT HACKLEY, PH.D.

L. Vincent Hackley, Ph.D.
Director

/s/ JANE P. HELM

Jane P. Helm
Director

/s/ JOHN P. HOWE III, M.D.

John P. Howe III, M.D.
Director

/s/ JAMES H. MAYNARD

James H. Maynard
Director

/s/ ALBERT O. MCCAULEY

Albert O. McCauley
Director

/s/ J. HOLMES MORRISON

J. Holmes Morrison
Director

/s/ NIDO R. QUBEIN

Nido R. Qubein
Director

/s/ THOMAS E. SKAINS

Thomas E. Skains
Director

/s/ THOMAS N. THOMPSON

Thomas N. Thompson
Director

/s/ STEPHEN T. WILLIAMS

Stephen T. Williams
Director

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EXHIBIT INDEX

Exhibit No.	Description	Location
2.1	Agreement and Plan of Reorganization dated as of July 29, 1994 and amended and restated as of October 22, 1994 between the Registrant and BB&T Financial Corporation.	Incorporated herein by reference to Annex I of Form S-4 Registration Statement No. 33-56437.
2.2	Plan of Merger as of July 29, 1994 as amended and restated on October 22, 1994 between the Registrant and BB&T Financial Corporation.	Incorporated herein by reference to Annex II of Form S-4 Registration Statement No. 33-56437.
2.3	Purchase and Assumption Agreement Whole Bank All Deposits, among the Federal Deposit Insurance Corporation, receiver of Colonial Bank, Montgomery, Alabama, the Federal Deposit Insurance Corporation and Branch Banking and Trust Company, dated as of August 14, 2009.	Incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed August 17, 2009.
3(i)	Articles of Incorporation of the Registrant, as Restated February 25, 2009.	Incorporated herein by reference to Exhibit 3 (i) of the Annual Report on Form 10-K, filed February 27, 2009.
3(ii)	Bylaws of the Registrant, as amended October 23, 2007.	Incorporated herein by reference to Exhibit 3(ii) of the Current Report on Form 8-K, filed October 25, 2007.
4.1	Articles of Incorporation of the Registrant, as Restated February 25, 2009, related to Junior Participating Preferred Stock.	Incorporated herein by reference to Exhibit 3 (i) of the Annual Report on Form 10-K, filed February 27, 2009.
4.2	Articles of Incorporation of the Registrant, as Restated February 25, 2009, related to Series C Preferred Stock.	Incorporated herein by reference to Exhibit 3 (i) of the Annual Report on Form 10-K, filed February 27, 2009.
4.3	Indenture Regarding Senior Securities (including form of Senior Debt Security) between Registrant and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as trustee, dated as of May 24, 1996.	Incorporated herein by reference to Exhibit 4(c) of Form S-3 Registration Statement No. 333-02899.
4.4	First Supplemental Indenture, dated May 4, 2009, to the Indenture Regarding Senior Securities, dated as of May 24, 1996, between the Registrant and U.S. Bank National Association.	Incorporated herein by reference to Exhibit 4.2 of the Current Report on Form 8-K, filed May 4, 2009.
4.5	Indenture Regarding Subordinated Securities (including Form of Subordinated Debt Security) between the Registrant and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as trustee, dated as of May 24, 1996.	Incorporated herein by reference to Exhibit 4(d) of Form S-3 Registration Statement No. 333-02899.
4.6	First Supplemental Indenture, dated as of December 23, 2003, to the Indenture Regarding Subordinated Securities, dated as of May 24, 1996, between the Registrant and U.S. Bank National Association.	Incorporated herein by reference to Exhibit 4.5 of the Annual Report on Form 10-K, filed February 27, 2009.

Exhibit No.	Description	Location
4.7	Second Supplemental Indenture, dated as of September 24, 2004, to the Indenture Regarding Subordinated Securities, dated as of May 24, 1996, between the Registrant and U.S. Bank National Association.	Filed herewith.
4.8	Third Supplemental Indenture, dated May 4, 2009, to the Indenture Regarding Subordinated Securities, dated as of May 24, 1996, between the Registrant and U.S. Bank National Association.	Incorporated herein by reference to Exhibit 4.6 of the Current Report on Form 8-K, filed May 4, 2009.
10.1*	BB&T Corporation Amended and Restated Non-Employee Directors' Deferred Compensation and Stock Option Plan (amended and restated January 1, 2005).	Incorporated herein by reference to Exhibit 10.1 of the Annual Report on Form 10-K, filed February 28, 2008.
10.2*	BB&T Corporation 1995 Omnibus Stock Incentive Plan (as amended and restated through February 25, 2003).	Incorporated herein by reference to Exhibit 99 of Form S-8 Registration Statement No. 333-116502.
10.3*	2008 Declaration of Amendment to BB&T Corporation 1995 Omnibus Stock Incentive Plan.	Incorporated herein by reference to Exhibit 10.2.a of the Annual Report on Form 10-K, filed February 27, 2009.
10.4*	409A Declaration of Amendment to BB&T Corporation 1995 Omnibus Stock Incentive Plan.	Incorporated herein by reference to Exhibit 10.2.b of the Annual Report on Form 10-K, filed February 27, 2009.
10.5*	Form of Employee Nonqualified Stock Option Agreement for the BB&T Corporation 1995 Omnibus Stock Incentive Plan, as amended and restated.	Incorporated herein by reference to Exhibit 10(b) of the Current Report on Form 8-K, filed February 28, 2005.
10.6*	BB&T Corporation Amended and Restated 2004 Stock Incentive Plan, as amended (as amended through February 24, 2009).	Incorporated herein by reference to the Appendix to the Proxy Statement for the 2009 Annual Meeting of Shareholders on Schedule 14A, filed March 13, 2009.
10.7*	Not used.	
10.8*	Form of Performance Unit Award Agreement for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan.	Incorporated herein by reference to Exhibit 10.5 of the Annual Report on Form 10-K, filed February 28, 2008.
10.9*	Form of Non-Employee Director Restricted Stock Unit Agreement for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan.	Incorporated herein by reference to Exhibit 10.6 of the Annual Report on Form 10-K, filed February 28, 2008.
10.10*	Form of Non-Employee Director Nonqualified Stock Option Agreement for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan.	Incorporated herein by reference to Exhibit 10.7 of the Annual Report on Form 10-K, filed February 28, 2008.
10.11*	Form of Employee Nonqualified Stock Option Agreement for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan.	Incorporated herein by reference to Exhibit 10.8 of the Annual Report on Form 10-K, filed February 28, 2008.

Exhibit No.	Description	Location
10.12*	Form of Restricted Stock Unit Agreement for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan.	Incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q, filed May 8, 2009.
10.13*	Form of Restricted Stock Unit Agreement (Performance Vesting Component) for the BB&T Corporation Amended and Restated 2004 Stock Incentive Plan.	Incorporated herein by reference to Exhibit 10.10 of the Annual Report on Form 10-K, filed February 28, 2008.
10.14*	BB&T Corporation Amended and Restated 1996 Short-term Incentive Plan.	Incorporated herein by reference to Exhibit 10.11 of the Annual Report on Form 10-K, filed February 27, 2009.
10.15*	Southern National Deferred Compensation Plan for Key Executives including amendments.	Incorporated herein by reference to Exhibit 10(l) of the Annual Report on Form 10-K, filed March 7, 2005.
10.16*	BB&T Corporation Target Pension Plan.	Incorporated herein by reference to Exhibit 10.13 of the Annual Report on Form 10-K, filed February 27, 2009.
10.17*	BB&T Corporation Non-Qualified Defined Benefit Plan.	Incorporated herein by reference to Exhibit 10.14 of the Annual Report on Form 10-K, filed February 27, 2009.
10.18*	BB&T Corporation Non-Qualified Defined Contribution Plan.	Incorporated herein by reference to Exhibit 10.15 of the Annual Report on Form 10-K, filed February 27, 2009.
10.19*	BB&T Corporation Supplemental Defined Contribution Plan for Highly Compensated Employees.	Incorporated herein by reference to Exhibit 10.16 of the Annual Report on Form 10-K, filed February 27, 2009.
10.20*	BB&T Corporation Non-Qualified Deferred Compensation Trust Amended and Restated effective November 1, 2001 (including amendments).	Incorporated herein by reference to Exhibit 10.17 of the Annual Report on Form 10-K, filed February 28, 2008.
10.21*	2006 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and John A. Allison, IV.	Incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed December 18, 2006.
10.22*	2008 Amendment to 2006 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and John A. Allison, IV.	Incorporated herein by reference to Exhibit 10.19 of the Annual Report on Form 10-K, filed February 27, 2009.
10.23*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Kelly S. King.	Incorporated herein by reference to Exhibit 10.20 of the Annual Report on Form 10-K, filed February 27, 2009.
10.24*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Christopher L. Henson.	Incorporated herein by reference to Exhibit 10.21 of the Annual Report on Form 10-K, filed February 27, 2009.

Exhibit No.	Description	Location
10.25*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Daryl N. Bible.	Incorporated herein by reference to Exhibit 10.22 of the Annual Report on Form 10-K, filed February 27, 2009.
10.26*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Ricky K. Brown.	Incorporated herein by reference to Exhibit 10.23 of the Annual Report on Form 10-K, filed February 27, 2009.
10.27*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Barbara F. Duck.	Incorporated herein by reference to Exhibit 10.24 of the Annual Report on Form 10-K, filed February 27, 2009.
10.28*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Donna C. Goodrich.	Incorporated herein by reference to Exhibit 10.25 of the Annual Report on Form 10-K, filed February 27, 2009.
10.29*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Robert E. Greene.	Incorporated herein by reference to Exhibit 10.26 of the Annual Report on Form 10-K, filed February 27, 2009.
10.30*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Clarke R. Starnes, III.	Incorporated herein by reference to Exhibit 10.27 of the Annual Report on Form 10-K, filed February 27, 2009.
10.31*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and Steven B. Wiggs.	Incorporated herein by reference to Exhibit 10.28 of the Annual Report on Form 10-K, filed February 27, 2009.
10.32*	2008 Amended and Restated Employment Agreement by and among BB&T Corporation, Branch Banking and Trust Co. and C. Leon Wilson, III.	Incorporated herein by reference to Exhibit 10.29 of the Annual Report on Form 10-K, filed February 27, 2009.
10.33*	Not used.	
10.34*	Death Benefit Only Plan, dated April 23, 1990, by and between Branch Banking and Trust Company (as successor to Southern National Bank of North Carolina) and L. Glenn Orr, Jr.	Incorporated herein by reference to Registration Statement No. 33-33984.
10.35*	Settlement and Non-Compete Agreement, dated February 28, 1995, by and between BB&T Corporation (as successor to Southern National Corporation) and L. Glenn Orr, Jr.	Incorporated herein by reference to Exhibit 10(b) of Form S-4 Registration Statement No. 33-56437.
10.36*	First Virginia Banks, Inc. Key Employee Salary Reduction Deferred Compensation Plan; First Virginia Banks, Inc. 1986 Key Employee Salary Reduction Deferred Compensation Plan.	Filed herewith.
11	Statement re computation of earnings per share.	Filed herewith as Note 20 to the consolidated financial statements.
12†	Statement re computation of ratios.	Filed herewith.

Exhibit No.	Description	Location
21†	Subsidiaries of the Registrant.	Filed herewith.
22	Proxy Statement for the 2009 Annual Meeting of Shareholders.	Future filing incorporated herein by reference pursuant to General Instruction G(3).
23†	Consent of Independent Registered Public Accounting Firm.	Filed herewith.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15(d)-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15(d)-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.1	Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.2	Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
101.INS**	XBRL Instance Document.	Filed herewith.
101.SCH**	XBRL Taxonomy Extension Schema.	Filed herewith.
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase.	Filed herewith.
101.LAB**	XBRL Taxonomy Extension Label Linkbase.	Filed herewith.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase.	Filed herewith.
101.DEF**	XBRL Taxonomy Definition Linkbase.	Filed herewith.

* Management compensatory plan or arrangement.

** *As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.*

† Exhibits intentionally not provided herein.

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Exhibit 31.1

CERTIFICATIONS

I, Kelly S. King, certify that:

1. I have reviewed this Annual Report on Form 10-K of BB&T Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

/S/ KELLY S. KING

Kelly S. King
Chairman and Chief Executive Officer

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Exhibit 31.2

CERTIFICATIONS

I, Daryl N. Bible, certify that:

1. I have reviewed this Annual Report on Form 10-K of BB&T Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

/s/ DARYL N. BIBLE

Daryl N. Bible
Senior Executive Vice President and
Chief Financial Officer

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Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Kelly S. King, state and attest that:

(1) I am the Chairman and Chief Executive Officer of BB&T Corporation (the "Issuer").

(2) Accompanying this certification is the Issuer's Annual Report on Form 10-K for the year ended December 31, 2009, (the "Periodic Report") as filed by the Issuer with the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which contains financial statements.

(3) I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that

- the Periodic Report containing the financial statements fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act, and
- the information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Issuer for the periods presented.

/S/ KELLY S. KING

Kelly S. King
Chairman and Chief Executive Officer
February 26, 2010

A signed original of this written statement required by Section 906 has been provided to BB&T Corporation and will be retained by BB&T Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Daryl N. Bible, state and attest that:

(1) I am the Senior Executive Vice President and Chief Financial Officer of BB&T Corporation (the "Issuer").

(2) Accompanying this certification is the Issuer's Annual Report on Form 10-K for the year ended December 31, 2009, (the "Periodic Report") as filed by the Issuer with the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which contains financial statements.

(3) I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that

- the Periodic Report containing the financial statements fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act, and
- the information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Issuer for the periods presented.

/S/ DARYL N. BIBLE

Daryl N. Bible
Senior Executive Vice President and
Chief Financial Officer
February 26, 2010

A signed original of this written statement required by Section 906 has been provided to BB&T Corporation and will be retained by BB&T Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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